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ANGION BIOMEDICA CORP.

Filed pursuant to Rule 424(b)(4)
Registration No. 333-252177

5,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock by Angion Biomedica Corp. We are offering 5,000,000 shares of our common stock. The initial public offering price is $16.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol "ANGN."

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$16.00	$80,000,000
Underwriting discounts and commissions(1)	$1.12	$5,600,000
Proceeds to Angion, before expenses	$14.88	$74,400,000

(1)
See "Underwriting" for a description of compensation payable to the underwriters.

One or more entities affiliated with Vifor International, Ltd. is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a price per share equal to the initial public offering price for aggregate gross proceeds of $25.0 million. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will serve as placement agents for the concurrent private placement and receive a placement agent fee equal to 3% of the total purchase price of the private placement shares. The concurrent private placement is contingent on the closing of this offering and the satisfaction of certain other customary conditions. However, this offering is not contingent on the consummation of the concurrent private placement.

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expects to deliver the shares of common stock to purchasers on February 9, 2021.

Joint Book-running Managers

Cowen	Stifel

Co-lead Managers

H.C. Wainwright & Co.	Oppenheimer & Co.

February 4, 2021

        You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus we may provide to you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

        For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

        This prospectus may include trademarks, trade names and service marks that are the property of their respective holders. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® and ™ symbols, but the lack of those indicia are not intended, in any way, to indicate we will not assert, to the fullest extent under applicable law, our rights, or that the applicable holder will not assert its rights, to these trademarks and trade names. Use or display by us of other parties' trademarks, trade dress or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should read this prospectus carefully, especially the risks set forth under the heading "Risk Factors" and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus, unless the context otherwise requires, to "Angion," "our company," "we," "us" and "our" and other similar references refer to Angion Biomedica Corp.

Overview

        We are a late-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Our goal is to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have limitations. Our lead product candidate, ANG-3777, is a hepatocyte growth factor (HGF) mimetic that we are currently evaluating in multiple acute organ injuries and related indications, including acute kidney injury (AKI) and injuries to other major organs, such as the lungs, central nervous system (CNS) and heart. Within AKI, we are currently evaluating ANG-3777's ability to improve kidney function and reduce the severity of transplant-associated AKI, also known as delayed graft function (DGF), in patients at risk for kidney dysfunction, as well as for the treatment of AKI associated with cardiac surgery involving cardiopulmonary bypass (CSA-AKI). We are also evaluating ANG-3777 for indications within acute lung injury (ALI), with our primary focus on acute respiratory distress syndrome (ARDS), as well as acute CNS injuries. We are advancing multiple programs for the treatment of fibrotic diseases, leading with ANG-3070, a tyrosine kinase inhibitor (TKI), and our inhibitor of rho kinase 2 (ROCK2). We also continue to develop other preclinical product candidates, including our CYP11B2 (aldosterone synthase) inhibitors, which we are investigating for the purpose of targeting aldosterone-related fibrotic diseases.

        Our pipeline of product candidates has been developed internally and is the result of over 20 years of in-house research by a team that has made seminal contributions to the understanding of HGF and fibrotic pathways. Our pipeline of product candidates, programs and anticipated milestones are reflected in the chart below:

        In November 2020, we entered into a license agreement (the Vifor License) with Vifor International, Ltd. (Vifor Pharma), granting Vifor Pharma global rights (excluding Greater China) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of AKI, and congestive heart failure (collectively, the Renal Indications). Pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that we received in November 2020, and a $30 million equity investment, $5 million of which we received in January 2021 and $25 million of which we expect to receive upon the consummation of a concurrent private placement contingent on the closing of this offering. We are also eligible to receive post-approval milestones of up to approximately $260 million and sales-related milestones of up to $1.585 billion, providing a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%. The first United States market-related sales milestone we are eligible for is a $100 million milestone payable upon $300 million in net United States annual sales. Under the Vifor License, we are responsible for executing a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for DGF and CSA-AKI.

ANG-3777, an HGF Mimetic

        Our lead product candidate, ANG-3777, has the potential to be a first-in-class small molecule designed to mimic the biological activity of HGF. HGF activates the c-Met receptor, which triggers a cascade of pathways with a central role in tissue repair and organ recovery that has been well established. We believe that when an acute organ injury occurs, effective organ self-repair is hindered by a naturally-occurring mismatch in timing of peak levels of HGF concentration relative to c-Met expression, an issue that could be addressed by augmenting the activity of HGF with our HGF mimetic during the time of maximal c-Met expression. ANG-3777 has demonstrated several similarities to HGF, including c-Met dependence and selective c-Met receptor activation, without acting on other growth factor receptors. In addition, it has a substantially longer half-life than native or recombinant HGF. As a result, we believe ANG-3777 has several advantages that could enable it to address multiple forms of organ injury and related indications, including those with significant patient populations and for which no approved therapies currently exist.

        The potential advantages of ANG-3777 include:

  ▪
  Enhanced key natural repair pathway—ANG-3777 is an HGF mimetic that selectively activates the HGF/c-Met pathway, an early and essential pathway in acute organ injury repair. By initiating the HGF/c-Met cascade, ANG-3777 triggers downstream activation of multiple processes that we believe both attenuate further organ injury and promote organ repair.
  ▪
  Expanded treatment window—Our studies have shown that treatment with ANG-3777 can be successfully administered up to 48 hours after injury, increasing the viable window for intervention and significantly expanding the addressable patient population.
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  Favorable adverse event profile—In our Phase 2 clinical trial for DGF, the overall incidence of adverse events and serious adverse events was similar between the treatment and placebo arms, no serious adverse event was attributed to ANG-3777 by investigators and no patient on treatment withdrew because of a serious adverse event.
  ▪
  Ease of administration—ANG-3777 has demonstrated a half-life of approximately three hours compared to a half-life of less than five minutes for native or recombinant HGF. Due to its longer half-life, ANG-3777 can be administered once daily intravenously (IV).
  ▪
  Reduced pharmacoeconomic burden—Acute organ injury results in substantial costs to the healthcare system. A therapy that effectively attenuates organ injury could significantly reduce this economic burden by decreasing short-term costs, including increased hospital days and re-admissions, as well as long-term costs, including costs associated with outpatient dialysis and other outpatient services.

        ANG-3777 for DGF.    We have completed enrollment in a Phase 3 registration trial of ANG-3777 to improve kidney function and reduce the severity of DGF following deceased-donor kidney transplantation in patients showing evidence of early kidney dysfunction. DGF is a severe form of AKI resulting from ischemia-reperfusion injury (caused by oxygen deprivation and reintroduction) following kidney transplantation and defined as the need for dialysis within seven days following transplantation. In the United States and Europe, over 30,000 of the kidney transplant procedures performed annually use deceased-donor kidneys, and nearly one-third of these transplant recipients, or more than 10,000 patients per year, are diagnosed with DGF. DGF has a very high clinical and economic burden, and there are no approved therapies. In our Phase 2 clinical trial for DGF, ANG-3777 achieved a clinically meaningful improvement in its primary endpoint measuring production of 1,200 cubic centimeters (cc) of urine as compared to placebo, though such results were not statistically significant (p=0.09). In addition, ANG-3777 demonstrated clinically meaningful improvements as compared to placebo on a key secondary endpoint, mean serum creatinine, and in a post hoc analysis showed statistically significant (p=0.039) increases as compared to placebo in estimated glomerular filtration rate (eGFR) at 12 months, which is the planned primary endpoint in our Phase 3 registration trial. The overall incidence of adverse events was similar between the treatment and placebo arms of the Phase 2 clinical trial, and there were no treatment-related serious adverse events or treatment-related discontinuations. We expect to report topline data from our Phase 3 registration trial of ANG-3777 by the end of 2021. If the trial is successful, and subject to discussions with the FDA, we expect to file an NDA with the FDA for DGF in 2022. Pursuant to the Vifor License, Vifor Pharma holds global exclusive rights to commercialize ANG-3777 for this indication, except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant Sciences HK Limited (Sinovant).

        ANG-3777 for CSA-AKI.    We are currently conducting a Phase 2 clinical trial to investigate ANG-3777 in patients at risk for developing CSA-AKI. This indication is a frequent complication of cardiac surgery, with approximately 150,000 cases per year in the United States and Europe, or nearly one-third of the approximately 450,000 coronary bypass and valve replacement surgeries performed annually in the United States and Europe. There are no approved therapies to address CSA-AKI, which is associated with both high mortality and significant economic burden. The planned primary endpoint for our Phase 2 clinical trial is the increase in serum creatinine above baseline and an additional important endpoint is the occurrence of Major Adverse Kidney Events at 90 days (MAKE 90), which has previously been accepted by the FDA as an approvable endpoint in this indication. We expect to report topline data from our Phase 2 clinical trial in the second half of 2021. If our Phase 2 clinical trial demonstrates sufficient evidence of efficacy, we expect to initiate a Phase 3 registration trial in CSA-AKI in the first quarter of 2022, subject to discussions with the FDA. Pursuant to the Vifor License, Vifor Pharma holds global exclusive rights to commercialize ANG-3777 for this indication, except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

        ANG-3777 for ALI.    We are also investigating the use of ANG-3777 for indications within ALI, with our primary focus on ARDS, a severe form of ALI that is characterized by the sudden onset of pulmonary edema, inflammatory cell infiltration and impaired oxygenation. In order to evaluate ANG-3777's potential to treat this form of ALI, we initiated a proof-of-concept Phase 2 clinical trial in Brazil to investigate ANG-3777 for the reduction of severity and progression of ALI in patients with Coronavirus disease 2019 (COVID-19) associated pneumonia who are at high risk of progressing to ARDS. COVID-19 is a respiratory tract infection caused by a newly emergent coronavirus, SARS-CoV-2. In severe cases, COVID-19 is often complicated by pneumonia, ARDS and multi-organ failure, including AKI, neurological injuries and cardiac injuries. As a result, we believe this study, if successful, could demonstrate the benefits of ANG-3777 for the treatment of ARDS. Studies have shown that the incidence of ARDS is between 150,000 and 200,000 cases per year in the United States, resulting in between 40,000 and 80,000 deaths per year. We expect to report topline data from this Phase 2 trial in the first half of 2021 and initiate a Phase 2 clinical trial in an ARDS indication in 2022. We hold global rights to develop, manufacture and commercialize ANG-3777 for this indication, subject to certain limitations under the Vifor License and except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

        ANG-3777 for CNS.    The role of the HGF/c-Met pathway has been extensively studied in CNS injuries such as acute spinal cord injury and cerebral ischemia, or stroke. A similar HGF/c-Met timing mismatch to the one observed in acute kidney injury is also present in CNS injuries, and both we and independent researchers have demonstrated via in vivo studies that administration of ANG-3777 or exogenous HGF can reduce the severity of and enhance the recovery from acute injuries to the brain and spinal cord. Based on these preclinical findings, we believe ANG-3777 could be beneficial in treating patients with acute spinal cord injury, traumatic brain injury and stroke. We are planning to submit an investigational new drug (IND) application for an acute CNS indication in 2021 and initiate a Phase 2 clinical trial of ANG-3777 in 2022. We hold global rights to develop, manufacture and commercialize ANG-3777 for this indication, subject to certain limitations under the Vifor License and except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

Our Programs for the Treatment of Fibrotic Diseases

        ANG-3070 for Fibrotic Diseases.    Our second product candidate, ANG-3070, is a highly selective, orally-bioavailable small molecule TKI we are developing as a potential treatment for fibrotic diseases. ANG-3070 is the result of our extensive in-house research of key fibrotic pathways impacted by tyrosine kinases, the intersecting nodes between these pathways and the correlation of genomic and proteomic signatures for different types of fibrosis. This approach enabled us to design ANG-3070 with potentially improved specificity and receptor-binding affinity, relative to currently approved TKIs, in order to deliver promising activity in fibrotic pathways while limiting off-target inhibition. ANG-3070 has demonstrated target engagement as an anti-fibrotic agent in a variety of animal models and has shown in vitro the ability to inhibit pro-inflammatory tyrosine kinases at exposures achievable by oral administration. We are also currently evaluating ANG-3070 in a Phase 1 healthy-volunteer trial in Australia, and we expect to report topline data from this trial in the first half of 2021. We believe the preliminary safety and pharmacokinetic data from our Phase 1 trial support the initiation of a Phase 2 clinical trial. Subject to the final results from this trial and discussions with the FDA, we plan to advance ANG-3070 into Phase 2 clinical development in 2021, and we are considering indications such as primary proteinuric renal diseases and potentially non-proteinuric renal diseases at high risk of progression. We hold global rights to ANG-3070.

        ROCK2 Inhibitor for Fibrotic Diseases.    Our third product candidate is a potent selective ROCK2 inhibitor that has demonstrated much higher affinity for ROCK2 versus ROCK1. Rho kinase (ROCK) signal transduction pathways are implicated in the development of fibrosis. Inhibition of the ROCK isoforms, ROCK1 and ROCK2, has shown promise in fibrosis; however, ROCK1 inhibition has been associated with inducing hypotension (low blood pressure). Recent scientific work using specific genetic or pharmacological reduction of ROCK2 indicates ROCK2 inhibition by itself can result in anti-fibrotic activity without causing hypotension. These findings informed our strategy to develop a ROCK2-specific inhibitor, with the goal of minimizing ROCK1 inhibition, as a potential treatment for fibrosis and other diseases. We believe this approach could translate into a product candidate with enhanced tolerability that may support long-term systemic use in chronic diseases. We expect the first indication for our ROCK2 inhibitor to be a chronic fibrotic indication such as chronic kidney disease (CKD), idiopathic pulmonary fibrosis (IPF) or nonalcoholic steatohepatitis

(NASH). We expect to select a lead compound from our ROCK2 inhibitor program and initiate IND-enabling studies in 2021. We hold global rights to our ROCK2 inhibitor program.

        CYP11B2 Inhibitors.    We are developing proprietary CYP11B2 (aldosterone synthase) inhibitors, which we are investigating for the purpose of targeting aldosterone-related diseases, including resistant hypertension, congestive heart failure and kidney fibrosis. We expect to select a lead compound from our CYP11B2 inhibitor program and initiate IND-enabling studies for the program in 2021. We hold global rights to our CYP11B2 inhibitor program.

Commercialization

        If ANG-3777 is approved for DGF and/or CSA-AKI, we expect that it will be commercialized by Vifor Pharma pursuant to the Vifor License in the United States, Europe and other markets (excluding Greater China). Within Greater China, Sinovant is responsible for the development and, if approved, commercialization of ANG-3777 for all indications. There are approximately 250 institutions performing 23,000 kidney transplants in the United States annually, with the top 150 institutions accounting for over 85% of all kidney transplants each year. Vifor Pharma has an extensive commercial infrastructure addressing the renal market within and outside the United States, including distribution, contracting, medical affairs and sales functions. As a result, we believe Vifor Pharma is well positioned to successfully address these market opportunities by leveraging its strong existing relationships within the nephrology community. The Vifor License has a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%.

Management

        Our pipeline and company strategy were originated and are supported by a management team with extensive experience and expertise in clinical research and development, business development and commercialization. Our founder and current Executive Chairman and Chief Scientific Officer, Itzhak Goldberg, M.D., F.A.C.R., has made seminal contributions to the understanding of HGF and fibrotic pathways. Our Chief Executive Officer, Jay Venkatesan, M.D., was the founder and CEO of Alpine BioSciences (acquired by Cascadian Therapeutics, which was subsequently acquired by Seagen), was a key investor in Mavupharma Inc. (acquired by AbbVie) and is a former portfolio manager of Ayer Capital and director of Brookside Capital Partners (the hedge fund group affiliated with Bain Capital). Our Chief Medical Officer, John F. Neylan, M.D., has held leadership roles at Keryx Biopharmaceuticals and Genzyme Corporation. These individuals and other members of our senior management team have contributed to the clinical development, registration and/or commercialization of over fifty approved drug products.

License Agreement with Vifor Pharma

        In November 2020, we entered into the Vifor License with Vifor Pharma, granting it exclusive, global rights (except in Greater China, where we have licensed rights exclusively to Sinovant) to develop, manufacture and commercialize ANG-3777 in all Renal Indications, beginning with DGF and CSA-AKI. Vifor Pharma is a global leader in nephrology, with over 2,500 employees, annual sales nearing $2 billion and a market capitalization of approximately $9 billion.

        Pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that we received in November 2020, and a $30 million equity investment, $5 million of which we received in January 2021 and

$25 million of which we expect to receive upon the consummation of a concurrent private placement contingent on the closing of this offering. We are also eligible to receive post-approval milestones of up to approximately $260 million. Further, we are eligible to receive milestone payments based upon global net sales: in the United States, the milestone payments range from $100 million to $450 million, based upon annual U.S. net sales tiers between $300 million and $1 billion, and outside the United States, the milestone payments range from $75 million to $200 million, based upon annual net sales tiers between $250 million and $550 million. In aggregate, we are eligible for sales milestone payments totaling $1.585 billion and a total potential deal value of up to $1.925 billion (subject to certain reductions and offsets). We are also eligible to receive tiered royalties on global net sales of ANG-3777 at royalty rates of 10% for annual U.S. net sales below $100 million, mid-teens to low twenties for annual U.S. net sales between $100 million and $500 million and 40% for annual U.S. net sales above $500 million. Outside the United States (excluding Greater China), we are eligible to receive tiered royalties on annual ex-U.S. net sales of ANG-3777 at royalty rates of 10% for annual ex-U.S. net sales below $50 million, mid-teens to low twenties for annual ex-U.S. net sales between $50 million and $250 million and 40% for annual ex-U.S. net sales above $250 million.

        Under the Vifor License, we retain responsibility at our own cost for executing a pre-specified clinical development plan, which has been designed to obtain regulatory approvals of ANG-3777 for the DGF and CSA-AKI indications in the United States, the European Union, Switzerland and the United Kingdom. The plan includes the completion of our ongoing and currently planned clinical trials and other clinical development activities in such indications. We will be responsible for regulatory interactions and filings relating to such indications in the United States, and Vifor Pharma will be responsible for such matters outside of the United States. We will share equally with Vifor Pharma the cost of related post-approval clinical development activities for such indications. In addition, Vifor Pharma will be solely responsible at its own cost for the commercialization of DGF and CSA-AKI indications and any other Renal Indications, both within and outside the United States (excluding Greater China).

        We retain rights to develop and commercialize ANG-3777 outside the Renal Indications globally (excluding Greater China), subject to certain protections provided to Vifor Pharma. For more information, see "Our Business—Licenses and Collaborations—License Agreement with Vifor Pharma."

Our Strategy

        We are focused on discovering, developing and commercializing novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Our goal is to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have limitations. The key tenets of our business strategy are to:

  ▪
  Complete pivotal development and obtain regulatory approval of ANG-3777 for DGF.
  ▪
  Advance ANG-3777 through clinical proof of concept for the treatment of CSA-AKI and ALI, and advance additional indications through development.
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  Advance development of ANG-3070 for the treatment of fibrosis.
  ▪
  Advance development of our earlier-stage programs addressing fibrotic diseases.
  ▪
  Independently commercialize any approved products in indications and geographies where we believe we can maximize value and pursue other options to realize the full potential of our pipeline.

Recent Developments

Preliminary Unaudited Cash and Cash Equivalents as of December 31, 2020

        On a preliminary unaudited basis, we expect our cash and cash equivalents as of December 31, 2020 to be approximately $34.2 million. This estimate of cash and cash equivalents is our preliminary estimate based on currently available information and excludes the $5 million we received in January 2021 from Vifor Pharma in exchange for the convertible promissory note we issued to it in December 2020. It does not present all necessary information for an understanding of our financial condition as of December 31, 2020 or our results of operations for the year ended December 31, 2020. As we complete our year-end financial close process and finalize our year-end 2020 financial statements, we will be required to make significant judgments in a number of areas that may result in the estimate provided herein being different than the final reported cash and cash equivalents. This preliminary estimate has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary estimate or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our audited financial statements for the year ended December 31, 2020 subsequent to the completion of this offering. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the preliminary estimated cash and cash equivalents balance set forth above and those changes could be material. Accordingly, undue reliance should not be placed on this preliminary estimate. The preliminary estimate is not necessarily indicative of any future period and should be read together with the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements," and under similar headings in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus as well as our financial statements, related notes and other financial information incorporated by reference in this prospectus.

Risks Relating to Our Business

        We are a late-stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to invest in our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled "Risk Factors:"

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  We are a late-stage biopharmaceutical company with no products approved for sale and we have not generated any product revenue to date. We have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.
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  To achieve our goals we will require substantial additional funding, for which capital may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our clinical trials or operations.
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  COVID-19 could adversely impact our business, including our clinical trials, and financial condition.
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  Product development and regulatory approval involve a lengthy and expensive process with uncertain outcomes. We cannot be certain ANG-3777, ANG-3070 or any of our other product candidates will receive or maintain regulatory approval and, without regulatory approval, we and our collaborators will not be able to market our product candidates.
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  Due to the significant resources required for the development and commercialization of our product candidates, we must prioritize development of certain product candidates and/or certain disease indications. We may expend our limited resources on product candidates or indications that do not yield a successful product and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

  ▪
  Our business currently depends substantially on the commercial success of ANG-3777, if approved. Our business will be materially harmed if we or our cllaborators are unable to successfully commercialize ANG-3777.
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  Our existing collaborations as well as additional collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.
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  If our collaborators cease development and/or commercialization efforts under our existing or future collaboration agreements, or if any of those agreements are terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.
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  It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position and potential regulatory exclusivity do not adequately protect our product candidates, others could compete against us more directly, which would harm our business, possibly materially.
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  We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Corporate Information

        We were incorporated in the State of Delaware on April 6, 1998. Our corporate operations are based in San Francisco, California, our clinical development and regulatory teams are primarily located in Boston, Massachusetts, and our discovery and research programs are based in Uniondale, New York. Our principal executive offices are located at 51 Charles Lindbergh Boulevard, Uniondale, New York 11553, and our telephone number is (415) 655-4899. Our website address is www.angion.com. The information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference into this prospectus and does not constitute part of this prospectus.

Concurrent Private Placement

        One or more entities affiliated with Vifor Pharma is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a price per share equal to the initial public offering price in this offering for aggregate gross proceeds of $25.0 million. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will serve as placement agents for the concurrent private placement and receive a placement agent fee equal to 3% of the total purchase price of the private placement shares. The concurrent private placement is contingent on the closing of this offering and the satisfaction of certain other customary conditions. However, this offering is not contingent on the consummation of the concurrent private placement. In connection with the concurrent private placement, we will enter into a securities purchase agreement with Vifor Pharma.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

        We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of our first fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the issuer's most recently completed second fiscal quarter and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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  We will present only two years of audited consolidated financial statements, plus unaudited condensed consolidated financial statements for any interim period, and related management's discussion and analysis of financial condition and results of operations;
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  We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to Sarbanes-Oxley Act of 2002;
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  We will provide less extensive disclosure about our executive compensation arrangements; and
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  We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of extended transition periods to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

        We are also a "smaller reporting company" as defined in Regulation S-K under the Securities Act of 1933, as amended (Securities Act), and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

The Offering

Common stock offered by us	5,000,000 shares.
Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 750,000 shares of our common stock from us.
Concurrent Private Placement

One or more entities affiliated with Vifor International, Ltd. (Vifor Pharma) is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a price per share equal to the initial public offering price in this offering for aggregate gross proceeds of $25.0 million. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will serve as placement agents for the concurrent private placement and receive a placement agent fee equal to a 3% of the total purchase price of the private placement shares. The concurrent private placement is contingent on the closing of this offering and the satisfaction of certain other customary conditions. However, this offering is not contingent on the consummation of the concurrent private placement.

Common stock to be outstanding after this offering and the concurrent private placement	28,720,607 shares (or 29,470,607 shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from this offering and the concurrent private placement will be approximately $95.3 million, or approximately $106.5 million if the underwriters exercise their option to purchase additional shares in full (based on an initial public offering price of $16.00 per share), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the concurrent private placement together with our existing cash and cash equivalents to fund: (i) our ongoing Phase 3 registration trial of ANG-3777 for DGF and to prepare for and complete our New Drug Application (NDA) submission for ANG-3777 for DGF; (ii) our ongoing Phase 2 clinical trial and to initiate our Phase 3 clinical trial of ANG-3777 for CSA-AKI; (iii) our ongoing Phase 2 clinical trial of ANG-3777 for ALI; (iv) our ongoing Phase 1 clinical trial of ANG-3070 and the initiation of a Phase 2 clinical trial; and (v) our earlier stage research and development efforts, including for our ROCK2 inhibitor and CYP11B2 inhibitor programs. Any remaining amounts will be used for working capital and general corporate purposes. See "Use of Proceeds."

Risk factors	See "Risk Factors" beginning on page 16 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Nasdaq Global Select Market symbol	"ANGN"

        The number of shares of our common stock to be outstanding after this offering and the concurrent private placement is based on 15,209,127 shares of our common stock outstanding as of September 30, 2020, (which includes 18,232 unvested restricted shares of our common stock subject to repurchase as of September 30, 2020), and excludes the following:

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  3,337,481 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $6.79 per share;

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  644,043 shares of our common stock subject to restricted stock units outstanding as of September 30, 2020 for which the vesting condition was not satisfied;

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  1,225,294 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $7.70 per share;

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  736,802 shares of our common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will no longer be available for issuance effective on the day prior to the first public trading date of our common stock;

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  4,280,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock, and from which we have granted option awards exercisable for 695,066 shares of our common stock to certain of our officers and employees, which grants became effective on the day prior to the first public trading date of our common stock; and

  ▪
  390,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock.

        In addition, unless we specifically state otherwise, all information in this prospectus assumes or gives effect to:

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  a 1-for-1.55583 forward stock split of our common stock effected on February 1, 2021;

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  the issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of outstanding warrants in January 2021;

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  the issuance of 1,562,500 shares of our common stock to one or more entities affiliated with Vifor Pharma upon the closing of the concurrent private placement, based on an initial public offering price of $16.00 per share;

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  the conversion of all outstanding shares of our convertible preferred stock plus accrued dividends into an aggregate of 2,234,640 shares of our common stock immediately prior to the completion of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021);

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  the conversion of $42.1 million in aggregate principal amount of outstanding convertible promissory notes plus accrued interest (including $5.0 million in aggregate principal amount of outstanding convertible promissory notes issued following September 30, 2020) into an aggregate of 3,636,189 shares of our common stock immediately prior to the completion of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021);

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  the net exercise of outstanding warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share);

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  the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

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  no exercise of outstanding stock options subsequent to September 30, 2020; and

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  no exercise of the underwriters' option to purchase additional shares of our common stock.

        Unless otherwise specified and unless the context otherwise requires, we refer to our Series C convertible preferred stock as "convertible preferred stock" or "preferred stock" and Convertible Promissory Notes as "convertible promissory notes" or "convertible notes" in this prospectus.

Summary Consolidated Financial Data

        The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018 and 2019, and the summary consolidated balance sheet data as of December 31, 2019, from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2019 and 2020 and the balance sheet data as of September 30, 2020 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2019 and 2020. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus and are qualified in their entirety by those consolidated financial statements and related notes. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue:
Contract revenue	$4,000	$—	$—	$—
Grant revenue	29	1,487	791	2,421

Total revenue	4,029	1,487	791	2,421

Operating expenses:
Cost of contract revenue	281	—	—	—
Cost of grant revenue	97	640	341	1,064
Research and development	12,602	29,837	19,390	27,912
General and administrative	5,391	9,601	5,458	14,868

Total operating expenses	18,371	40,078	25,189	43,844

Loss from operations	(14,342)	(38,591)	(24,398)	(41,423)
Other income (expense)	(5,683)	(2,067)	(245)	(9,809)

Net loss	$(20,025)	$(40,658)	$(24,643)	$(51,232)
Preferred stock dividends	$(4,980)	$—	$—	$—

Net loss attributable to common stockholders	$(25,005)	$(40,658)	$(24,643)	$(51,232)

Net loss per common share, basic and diluted(1)	$(2.58)	$(2.82)	$(1.71)	$(3.51)

Weighted-average number of common shares outstanding, basic and diluted(1)	9,685,890	14,435,279	14,442,294	14,609,213

Pro forma net loss per common share, basic and diluted (unaudited)(1)		$(2.65)		$(3.03)

Weighted-average number of common shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)		15,363,535		16,899,691

(1)
See Note 2 to each of our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, basic and diluted pro forma net loss per common share, and the weighted-average number of common shares used in the computation of the per share amounts.

        The table below presents our balance sheet data as of September 30, 2020:

  ▪
  on an actual basis;
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  on a pro forma basis to give effect to: (i) the issuance of $5.0 million in aggregate principal amount of convertible promissory notes following September 30, 2020 (the New Notes); (ii) the issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of certain outstanding warrants in January 2021; (iii) the conversion of all shares of our outstanding convertible preferred stock plus accrued dividends and convertible promissory notes plus accrued interest (including the New Notes) into an aggregate of 5,870,829 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021), (iv) the net exercise of certain warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share), (v) the forward stock split effected on February 1, 2021, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

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  on a pro forma as adjusted basis to give further effect to the sale of 5,000,000 shares of our common stock in this offering and the sale of 1,562,500 shares of our common stock in the concurrent private placement, in each case, at an initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,111	$19,111	$114,361
Working capital(1)	(63,965)	11,962	107,212
Total assets	22,744	27,744	122,994
Total Liabilities	85,936	15,009	15,009
Accumulated deficit	(131,687)	(132,810)	(132,810)
Total stockholders' (deficit) equity	(63,192)	12,735	107,985

(1)
Working capital is defined as total current assets less total current liabilities. See our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in shares of our common stock. Many of the following risks and uncertainties are, and will be, exacerbated by the coronavirus disease 2019 (COVID-19) pandemic and any worsening of the global business and economic environment as a result. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We are a late-stage biopharmaceutical company with no products approved for sale and we have not generated any product revenue to date. We have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

        We are a late-stage biopharmaceutical company. Drug development is a highly speculative undertaking and involves a substantial degree of risk. We have not yet submitted any product candidates for approval or received approval of any product candidate, including for ANG-3777, by regulatory authorities in any jurisdiction, including the United States Food and Drug Administration (FDA).

        Since our inception, we have devoted substantially all of our efforts and financial resources to conducting research and development activities, including drug discovery and preclinical studies and clinical trials, establishing and maintaining our intellectual property portfolio, organizing and staffing our business, business planning, raising capital and providing general and administrative support for these operations. Prior to 2014, our efforts were primarily focused on researching a number of pathways related to serious organ diseases, applying our medicinal chemistry expertise towards creating potential therapeutics to address the unmet medical needs of patients and conducting preclinical and initial clinical development of ANG-3777. During this time period, our operations were funded primarily through the receipt of U.S. government grants and contracts. In 2014, we began raising capital through the sale of debt and equity securities as well as licenses, and since that time have significantly expanded our operations with a focus on advancing our lead product candidate, ANG-3777, into and through multiple clinical trials and accelerating our other development programs, including our second product candidate, ANG-3070. From our inception through September 30, 2020, we received approximately $68.5 million from U.S. government grants and contracts and have raised aggregate gross proceeds of $108.5 million through the issuance and sale of our debt and equity securities. We also received an upfront payment under our license agreements with Vifor (International) Ltd. (Vifor Pharma) of $30 million in November 2020. As of September 30, 2020, we had cash and cash equivalents of $14.1 million (excluding such payment).

        We do not have any products approved for sale and have not generated any revenue from product sales since our inception and do not expect to generate revenue from product sales unless we successfully develop and we or our collaborators commercialize our product candidates, which we do not expect to occur for several years, if ever. In addition, a significant portion of our future revenue and cash resources is expected to be derived from the our license agreement with Vifor Pharma (the Vifor License) and, to a lesser extent, our license agreement with Sinovant Sciences HK Limited (Sinovant and the Sinovant License). Our net losses were $20.0 million and $40.7 million for the years ended December 31, 2018 and 2019, respectively, and $24.6 million and $51.3 million for the nine months ended September 30, 2019 and 2020, respectively. As of September 30, 2020, we had an accumulated deficit of $131.7 million. We expect to continue to incur net losses for the foreseeable future, and we expect our expenses and operating losses to increase substantially as we advance ANG-3777, ANG-3070 and our other product candidates through clinical trials and preclinical development, and as we seek regulatory approval for ANG-3777, ANG-3070 or any of our other product candidates. In addition, if we seek approval for any of our product candidates or indications for which we retain commercialization rights, we expect to incur additional expenses as we expand our clinical, regulatory, quality, manufacturing and commercialization capabilities, incur significant commercialization expenses for marketing, sales, manufacturing and distribution if we obtain marketing approval for such product candidates. Finally, we expect to incur increased expenses to protect our intellectual property and expand our general and administrative support functions, including hiring additional personnel, as well as incur additional costs associated with operating as a public company.

        If ANG-3777, ANG-3070 or any of our other product candidates fail in ongoing clinical trials or do not gain regulatory approval, or if our product candidates, if approved, do not achieve market acceptance, we may never become profitable. These net losses and negative cash flows could have an adverse effect on our stockholders' equity and working capital.

        In addition, while we have a license agreements with Vifor Pharma and Sinovant relating to ANG-3777 that contemplate upfront, regulatory and commercial milestone payments as well as royalties on sales of ANG-3777, there can be no assurance that we or Sinovant will be able to successfully advance ANG-3777 through approval, that Vifor Pharma or Sinovant will be able to successfully commercialize ANG-3777 for any indication following any approval or that any substantial revenue stream from milestone or royalty payments will be forthcoming under either license agreement.

To achieve our goals we will require substantial additional funding, for which capital may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our clinical trials or operations.

        Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities. We are currently in the process of advancing ANG-3777 through clinical development for three indications, ANG-3070 through a Phase 1 clinical trial in 72 healthy volunteers in Australia, and other candidates through preclinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and seek regulatory approval for ANG-3777 for any indication as well as to conduct the research, clinical and regulatory activities necessary to bring our other product candidates, including ANG-3070, to market. Regulatory authorities in the United States and elsewhere could also require that we perform additional preclinical studies or clinical trials to receive or maintain regulatory approval of our product candidates, including ANG-3777, and our expenses would further increase beyond what we currently expect and the anticipated timing of any potential regulatory approval could be delayed. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development of such product candidates as well as the costs of commercializing any of our wholly-owned product candidates and those for which we retain the right to commercialize.

        We intend to use the net proceeds from this offering together with our existing cash and cash equivalents to fund: (i) our ongoing Phase 3 registration trial of ANG-3777 for DGF and to prepare for and complete our New Drug Application (NDA) submission for ANG-3777 for DGF; (ii) our ongoing Phase 2 clinical trial and initiate our Phase 3 clinical trial of ANG-3777 for CSA-AKI; (iii) our ongoing Phase 2 clinical trial of ANG-3777 for ALI; (iv) our ongoing Phase 1 clinical trial of ANG-3070 and the initiation of a Phase 2 clinical trial; and (v) our earlier stage research and development efforts, including for our ROCK2 inhibitor and CYP11B2 inhibitor programs. Any remaining amounts will be used for working capital and general corporate purposes. We estimate that our current cash and cash equivalents, together with continued grant funding, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. However, the expected net proceeds from this offering will not be sufficient to complete our planned Phase 3 clinical trial of ANG-3777 for CSA-AKI, our planned Phase 2 clinical trials of ANG-3777 in an ARDS indication and in an acute CNS indication, our planned Phase 2 clinical trial of ANG-3070, or IND filing for our lead development candidate in our CYP11B2 inhibitor program. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds of this offering to continue our clinical development activities as well as any commercialization activities we undertake with respect to our wholly-owned product candidates and those for which we retain the right to commercialize.

        We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of biotechnology products, we are unable to estimate the exact amount of our operating capital requirements. The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

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  the scope, progress, results and costs of researching and developing ANG-3777, ANG-3070 or any other product candidates, and conducting preclinical studies and clinical trials;
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  the outcome of our ongoing and future clinical trials, including our Phase 3 registration trial of ANG-3777 for DGF, our Phase 2 clinical trial of ANG-3777 for CSA-AKI, our Phase 2 clinical trial in Brazil of ANG-3777 for the reduction of severity and progression of ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to acute respiratory distress syndrome (ARDS) and our Phase 1 clinical trial of ANG-3070 in healthy volunteers;
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  whether we are able to take advantage of any FDA expedited development and approval programs for any of our product candidates;
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  the clinical development of ANG-3777 for other potential indications in addition to DGF and CSA-AKI, including ALI and central nervous system (CNS) injuries;
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  the extent to which COVID-19 may impact our business, including our clinical trials and financial condition;
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  the willingness of the FDA and foreign regulatory authorities to accept the results of our ongoing Phase 3 registration trial, as well as our other completed and planned clinical trials and preclinical studies and other work, as the basis for review and approval of ANG-3777 for DGF and any other indication;
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  the outcome, costs and timing of seeking and obtaining and maintaining FDA and any foreign regulatory approvals;
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  the number and characteristics of product candidates that we pursue, including our product candidates in preclinical development;
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  the ability of our product candidates to progress through clinical development successfully;
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  our need to expand our research and development activities, including to conduct additional clinical trials;
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  market acceptance of our product candidates, including physician adoption, market access, pricing and reimbursement;

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  the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;
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  our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
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  our need and ability to hire additional personnel, including management, clinical development, medical and commercial personnel;
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  the effect of competing technological, market developments and government policy;
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  the costs associated with being a public company, including our need to implement additional internal systems and infrastructure, including financial and reporting systems;
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  the costs associated with securing and establishing commercialization and manufacturing capabilities, as well as those associated with packaging, warehousing and distribution;
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  the costs associated with being a commercial company with approved products for sale, including our obligation to meet applicable healthcare laws and regulations and implement robust compliance programs;
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  the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future and timing and amount of payments thereunder; and
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  the timing, receipt and amount of sales and general commercial success of any future approved products, if any.

        Until such time as we or our collaborators can generate significant revenue from sales of ANG-3777 or we can generate sufficient revenue from sales of ANG-3070 or any other product candidate, if ever, we expect to finance our operations through public or private equity offerings or debt financings or other sources of capital, including collaborations, licenses, credit or loan facilities, receipt of research contributions or grants, tax credits or a combination of one or more of these funding sources. Adequate funding may not be available to us on acceptable terms, or at all. This may be particularly true during the COVID-19 pandemic when the global capital markets are experiencing extreme volatility. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Our operations have historically been funded largely through government grants and contracts, and we may not seek or receive any additional funding under such mechanisms in the future.

        From our inception through September 30, 2020, we received approximately $68.5 million from U.S. government grants and contracts, principally from the U.S. National Institutes of Health (NIH), and U.S. National Science Foundation (NSF), and the U.S. Department of Defense (DOD). These

funds enabled us to progress our most advanced candidates into clinical development and preclinical development. These grants also provide fringe benefits and indirect costs used to support our overhead expenses, as well as a negotiated fixed fee (i.e., profit) equal to a percentage of total direct and indirect costs of the grant award, excluding subcontractor costs.

        Since 2014, we have primarily funded our operations through the sale of debt and equity securities as well as licenses, and since that time have significantly expanded our operations, with a focus on advancing our lead product candidate, ANG-3777, into and through multiple clinical trials and accelerating our other development programs. However, we have several grant applications pending review by the NIH, NSF and DOD, and intend to continue to apply for grants to fund our discovery and development efforts. As of September 30, 2020, active grants and those for which we have received notification of the intent to fund are expected to provide approximately $1.1 million in anticipated research cost reimbursements, which includes monies to be paid to university collaborators and other subcontractors named in the grant applications. If in the future we do not seek or receive any additional funding under government grants and contracts, or if we fail to remain eligible to receive grant funding, we may be required to significantly curtail one or more of our discovery or development programs, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Development and Regulatory Approval of Our Product Candidates

COVID-19 could adversely impact our business, including our clinical trials, and financial condition.

        We are subject to risks related to public health crises such as the global pandemic associated with COVID-19. In December 2019, a novel strain of coronavirus, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to most countries and all 50 states within the United States, including countries and states in which we have planned or active clinical trial sites. As COVID-19 continues to spread around the globe, we have and/or will likely experience disruptions that could severely impact our business and clinical trials, including:

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  delays or difficulties in enrolling patients in our clinical trials;
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  delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
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  diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
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  interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
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  risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;
  ▪
  limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
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  delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;
  ▪
  delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

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  interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;
  ▪
  changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
  ▪
  interruptions or delays in preclinical studies due to restricted or limited operations at our research and development laboratory facilities;
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  delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
  ▪
  refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

        Patient enrollment since February 2020 in each of our clinical trials has been impacted by public safety restrictions related to the COVID-19 pandemic. We are continuing to evaluate the impact of the COVID-19 restrictions on our expected pace of enrollment, as such impacts could delay the timing of topline results in either our Phase 2 clinical trial in CSA-AKI and our other ongoing clinical trials.

        Numerous state and local jurisdictions have imposed, and others in the future may impose, "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our corporate operations are based, issued "shelter-in-place" or "stay at home" orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Similar orders and restrictions have been imposed in New York and Massachusetts, and such orders or restrictions have resulted in our office closing, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations. In addition, even after the "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 are lifted, we may continue to experience disruptions to our business.

        The global pandemic of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, including our clinical trials, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Product development and regulatory approval involve a lengthy and expensive process with uncertain outcomes. We cannot be certain ANG-3777, ANG-3070 or any of our other product candidates will receive or maintain regulatory approval and, without regulatory approval, we and our collaborators will not be able to market our product candidates.

        We currently have no products approved for sale, and we cannot guarantee we will ever have approved products that we or our collaborators can market and sell. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by regulatory authorities, including the FDA in the United States and other regulatory authorities in other foreign countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States or elsewhere until we receive regulatory approval and/or marketing authorization, such as approval of an NDA from the FDA. We have not submitted any marketing applications for any of our product candidates.

        New drug marketing applications must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each desired indication. Such marketing applications must also include significant information regarding the chemistry, manufacturing, and controls for the product. Obtaining approval of our product candidates will be a lengthy, expensive, and uncertain process, and we may not be successful. Specifically, the review processes of the FDA and foreign regulatory authorities can take years to complete, and approval is never guaranteed. Even if a product is approved, the FDA or foreign regulatory authorities may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. The FDA or foreign regulatory authorities also may not approve our product candidates with the labeling that we believe is necessary or desirable for the successful commercialization of such product candidates. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure we will be able to obtain regulatory approval in any other country.

        The FDA or any foreign regulatory authorities can delay, limit or deny approval of our product candidates for many reasons, including:

  ▪
  our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory authority that any of our product candidates are safe and effective for the requested indication;
  ▪
  the FDA's or the applicable foreign regulatory authority's disagreement with our trial protocols or the interpretation of data from preclinical studies or clinical trials;
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  our inability to demonstrate that the clinical and other benefits of any of our product candidates outweigh any safety or other perceived risks;
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  the FDA's or the applicable foreign regulatory authority's requirement for additional preclinical studies or clinical trials;
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  the FDA's or the applicable foreign regulatory authority's non-approval of the formulation, labeling or specifications of any of our product candidates;
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  the FDA's or the applicable foreign regulatory authority's failure to approve our manufacturing processes and facilities or the facilities of third-party manufacturers upon which we rely; or
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  the potential for approval policies or regulations of the FDA or the applicable foreign regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval.

        Our lead product candidate ANG-3777 is in late-stage clinical development and it is uncertain whether the results from our ongoing Phase 3 registration trial for DGF will lead to regulatory approval and, even if approved, will result in successful commercialization by our collaborators. For example, we have amended the protocol for our Phase 3 registration trial of ANG-3777 for DGF to change the primary endpoint from the difference in patient duration on dialysis between the treatment and placebo arms to the difference in patient estimated glomerular filtration rate (eGFR) between the treatment and placebo arms measured during a twelve month period following transplant. While we believe eGFR is a meaningful marker of the extent of recovery from the kidney dysfunction resulting from transplantation, there can be no assurance that the FDA will view the endpoint favorably during the review of any NDA we submit for such indication even if we are able to demonstrate a statistically significant improvement of eGFR in the ANG-3777 treatment group.

        For example, in correspondence with the FDA regarding the amended protocol, the FDA has stated that, while we may submit our Phase 3 data demonstrating eGFR at 12 months post-transplant as part of our NDA, it does not agree with this change in the primary endpoint at this time in light of unresolved questions regarding data adequacy and justification of eGFR as a reasonable predictor of clinical benefit. Our belief that our amended Phase 3 protocol is appropriately designed to meet the FDA's requirements and to address the FDA's concerns may prove to be incorrect. If the totality of results of our Phase 3 clinical trial are not persuasive enough to support approval of an NDA for ANG-3777, additional evidence of efficacy may be required to substantiate the treatment benefit in DGF.

        Prior to any submission of an NDA for ANG-3777, we will need to successfully complete our ongoing and planned clinical trials. However, we cannot be certain that ANG-3777 will be successful in clinical trials, and ANG-3777 may not receive regulatory approval even if it is successful in clinical trials or we may fail to maintain such regulatory approval if ANG-3777 is approved. For example, we have previously conducted several Phase 2 clinical trials of ANG-3777 in indications other than DGF and CSA-AKI that we subsequently terminated due to a number of reasons, including changes in treatment paradigms, lack of funds to support the trials, changes in principal investigators and changes in organ transplant allocation policies.

        Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in approval by regulatory authorities such as the FDA. Furthermore, no regulatory authority has ever granted approval for a compound that mimics the activities of HGF in a manner similar to ANG-3777. As such, ANG-3777 for any indication we pursue may be subject to increased scrutiny by regulators or additional complexities.

        Similar risks exist for the clinical development and potential regulatory approvals of ANG-3070 and could apply to any future product candidates.

        We cannot predict whether our ongoing or future clinical trials of these product candidates will be successful, or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date or that we conduct in the future. Accordingly, we may never receive approval of ANG-3777, ANG-3070 or any of our other product candidates, or be authorized to market and sell our product candidates to customers. If we are unable to obtain approval from regulatory authorities for ANG-3777, ANG-3070 or any of our other product candidates, we may not be able to generate sufficient revenue to become profitable or to continue our operations.

Delays or difficulties in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for ANG-3777 and our other product candidates.

        Delays in the commencement, enrollment, and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We are currently enrolling patients in our Phase 2 clinical trial of ANG-3777 for CSA-AKI and for ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to ARDS and our Phase 1 clinical trial of ANG-3070 in healthy volunteers. Delays in any of our clinical trials may require additional funding beyond the net proceeds of this offering to complete these trials. The commencement, enrollment, and completion of clinical trials can be delayed, challenged or suspended for a variety of reasons, including but not limited to:

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  severity of the disease under investigation;

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  inability to obtain sufficient funds required for a clinical trial;
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  inability to obtain Institutional Review Board (IRB) approval at participating institutions;
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  our ability to effectively manage the clinical research organizations (CROs) we have engaged to conduct of our clinical trials;
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  the extent to which COVID-19 may impact our clinical trials and our or our CROs' ability to monitor such trials;
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  availability and efficacy of approved medications or competing product candidates in development for the disease under investigation;
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  the patient eligibility criteria defined in the protocol;
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  the ability to retain patients and the general willingness of patients to enroll, consent and complete participation in the trial;
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  the size of the patient population required for analysis of the trial's primary endpoint or endpoints;
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  clinical holds, other regulatory objections to commencing or continuing a clinical trial, or the inability to obtain regulatory approval to commence a clinical trial in countries requiring such approvals;
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  discussions with the FDA or foreign regulatory authorities regarding the scope or design of our clinical trials;
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  severe or unexpected drug-related adverse effects experienced by patients; and
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  inability to timely manufacture sufficient quantities of the product candidate and other clinical supplies required for a clinical trial.

        For example, while we recently completed enrollment in our Phase 3 registration trial of ANG-3777 for DGF, we began enrollment in 2016 and have experienced delays due to financial constraints. In addition, patient enrollment since February 2020 in each of our clinical trials has been impacted by public safety restrictions related to the COVID-19 pandemic. In our fibrosis program, we are investigating ANG-3070 for the treatment of progressive fibrosis, beginning with a Phase 1 clinical trial in healthy volunteers in Australia. If successful, we intend to initiate a Phase 2 clinical trial in 2021 and are considering indications, such as primary proteinuric renal disease patients and potentially non-proteinuric renal diseases at high risk of progression, and there may be a significant competition for clinical trial subjects for such indications.

        Changes in regulatory requirements and related guidance related to regulatory approval may also occur and we or any of our collaborators may need to amend clinical trial protocols to reflect these changes. Amendments may require us or any of our collaborators to resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. In addition, a clinical trial may be suspended or terminated at any time by us, our current or future collaborators, the FDA or other regulatory authorities due to a number of factors, including:

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  our failure or the failure of our collaborators to conduct the clinical trial in accordance with regulatory requirements or adherence to our clinical protocols; and
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  unforeseen safety issues or any determination a clinical trial presents unacceptable health risks.

        For example, we have amended the protocol for our Phase 3 registration trial of ANG-3777 for DGF to change the primary endpoint from the difference in patient duration on dialysis between the treatment and placebo arms to the difference in patient eGFR between the treatment and placebo arms measured during a 12-month period following transplant, which we believe is a surrogate endpoint reasonably likely to predict clinical benefit in this population. The FDA has stated that, while we may submit our Phase 3 data demonstrating eGFR at 12 months post-transplant as part of our

NDA, it does not agree with the proposed changes to the protocol at this time, including the change in the primary endpoint, because we have not yet provided information sufficient to justify eGFR as reasonably likely to predict clinical benefit. Based upon the totality of the Phase 3 results, including eGFR at 12 months and data from the key secondary endpoints (including duration on dialysis), we intend to submit the eGFR data to the FDA to support accelerated approval of ANG-3777 in DGF. However, we may have difficulty collecting sufficient data from patients to support an NDA submission on the basis of the revised primary endpoint or experience other complications, and our belief that our amended Phase 3 protocol is appropriately designed to meet the FDA's requirements and to address the FDA's concerns may prove to be incorrect.

        In addition, certain of our Phase 1 clinical trials of ANG-3777 were conducted by a CRO that generated data that may not be sufficient for an NDA. As a result, we plan to repeat certain of such clinical trials in connection with the submission of an NDA, which will increase the overall costs associated with seeking approval of ANG-3777. The results of such Phase 1 clinical trials may also not replicate our earlier studies, which could result in further delays.

        Furthermore, if we or any of our collaborators are required to conduct additional clinical trials or other preclinical studies of our product candidates beyond those contemplated, our ability to obtain or maintain regulatory approval of these product candidates and generate revenue from their sales would be similarly harmed. If we are required to conduct one or more post-approval clinical trials, we may fail to demonstrate safety and efficacy in this context and our approval could be withdrawn or product labeling could be revised in a way that would make future commercialization difficult.

Clinical failure can occur at any stage of clinical development, and we have never previously completed a Phase 3 registration trial or submitted an NDA to the FDA or a marketing application to any foreign regulatory authority. The results of earlier clinical trials are not necessarily predictive of future results, and any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

        Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to various interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical studies and early clinical trials does not ensure subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 registration trials, even after seeing promising results in earlier clinical trials.

        In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials as we have never previously completed a Phase 3 registration trial or submitted an NDA to the FDA or a marketing application to any foreign regulatory authority, and we may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal it is not practical or feasible to continue development efforts.

        Furthermore, our ability to show statistical significance in our clinical trials may be affected by factors beyond our control. For example, if the condition of the patients treated with ANG-3777 in our Phase 3 registration trial is unusually poor or the condition of the patients receiving placebo in that trial is unusually good, it could reduce the likelihood of there being a statistically significant difference in eGFR between the treatment and placebo arms of the trial. This could result in the need for additional clinical trials prior to submission of an NDA to the FDA or other marketing applications to foreign regulatory authorities.

        There can also be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols, differences in drug lot manufacturing, and the rate of dropout among clinical trial participants. In addition, while in our Phase 2 clinical trial for DGF ANG-3777 demonstrated statistically significant improvement in eGFR in a post-hoc analysis, it was not the primary endpoint and the trial only involved 28 patients, which is a relatively small study population with respect to diseases associated with transplantation given that there is a significant amount of heterogeneity among patients. As a result, the effect of ANG-3777 on eGFR may be less robust when measured among a patient cohort that is significantly larger in size that the cohort used in our Phase 2 clinical trial. We do not know whether any preclinical or clinical trials we or any of our existing or future collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

        If ANG-3777, ANG-3070 or our other product candidates are the subject of clinical trial failures or are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for them and our business would be harmed.

Even if we successfully complete ongoing and planned clinical trials of one or more of our product candidates, the product candidates may fail for other reasons.

        Even if we successfully complete the clinical trials for one or more of our product candidates, such product candidates may fail for other reasons, including the possibility the product candidates will:

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  fail to receive the regulatory approvals required to market them as drugs;
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  be subject to proprietary rights held by others requiring the negotiation of a license agreement prior to marketing;
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  be difficult or expensive to manufacture on a commercial scale;
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  have adverse side effects that make their use less desirable;
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  not achieve reimbursement or sales levels sufficient for continued marketing; or
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  fail to compete with product candidates or other treatments commercialized by our competitors.

        For example, even if our Phase 3 registration trial of ANG-3777 for DGF is able to successfully demonstrate a statistically significant improvement in eGFR upon treatment with ANG-3777 as compared to placebo, there can be no assurance that the magnitude of benefit demonstrated will be sufficient to enable us to obtain accelerated approval of ANG-3777. If we are unable to receive and maintain the required regulatory approvals, secure our intellectual property rights, maintain an acceptable safety profile or fail to compete with our competitors' products, our business, financial condition, and results of operations could be materially and adversely affected.

Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

        Any marketing approvals that we receive for any current or future product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy (REMS) as a condition of approval of any product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice (cGMP) and Good Clinical Practice (GCP) for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with any approved candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or product recalls;
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  fines, untitled and warning letters, or holds on clinical trials;
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  refusal by the FDA to approve pending applications or supplements to approved applications we filed or suspension or revocation of license approvals;
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  product seizure or detention, or refusal to permit the import or export of the product; and
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  injunctions or the imposition of civil or criminal penalties.

        The FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay marketing approval of a product. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

Although we have received Fast Track designation for ANG-3777 for the prevention of DGF, there is no guarantee that ANG-3777 will experience a faster regulatory review or obtain regulatory approval. We may also seek to take advantage of other FDA expedited development and review programs, such as Breakthrough Therapy designation, Accelerated Approval, and Priority Review, but we may fail to qualify for such programs, which could substantially delay the approval of ANG-3777 and our other product candidates. Even if we are successful in obtaining additional designations, our product candidates may still fail to obtain approval.

        If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. We have received Fast Track designation for ANG-3777 for prevention of DGF, and we may receive Fast Track designation for other product candidates in the future; however, we may not experience a faster development process, review or approval compared to conventional FDA approval timelines, and the FDA may still decline to approve ANG-3777 or our other designated product candidates. The FDA may rescind the Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program or for any other reason.

        We may also seek Breakthrough Therapy designation for any product candidate that we develop. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Like Fast Track designation, Breakthrough Therapy designation is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate we develop qualifies as a Breakthrough Therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

        Drugs designated as Fast Track products or Breakthrough Therapies by the FDA are also eligible for accelerated approval if the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. If we seek accelerated approval of ANG-3777 for DGF, we expect to be required to conduct one or more such a confirmatory trials post-approval, if obtained. In addition, the FDA requires pre-approval of promotional materials for accelerated approval products, once approved. We cannot guarantee that the FDA will agree that ANG-3777 or any other product candidate has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates received approval through this pathway, the product may fail required post-approval confirmatory clinical trials, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

        Once an NDA is submitted to FDA, the application may be eligible for Priority Review if the product candidate treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. Products with Fast Track or Breakthrough Therapy designation are generally eligible to be considered for Priority Review. If an NDA receives Priority Review, the FDA will aim to take action on the application within six months of confirming receipt, compared to ten months under standard review. We cannot guarantee that any NDA we submit will qualify for Priority Review, including our planned NDA for ANG-3777, which could significantly impact our timeline and plans for commercialization, if approved.

Although we have received Orphan Drug designation for ANG-3777 to improve renal function and prevent DGF following renal transplantation, we may be unable to maintain the benefits associated with such designation, including the potential for market exclusivity.

        Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as Orphan Drugs. Under the Orphan Drug Act, the FDA may designate a drug as an Orphan Drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for certain clinical trial costs and user-fee waivers.

        Similarly, in Europe, the European Commission grants Orphan Drug designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an Orphan Drug Designation application. Orphan Drug designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

        Generally, if a drug with an Orphan Drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the European Medicines Agency (EMA) or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.

        Although we have obtained Orphan Drug designation for ANG-3777 to improve renal function and prevent DGF following renal transplantation, we are pursuing development and approval for reducing the severity of DGF, and there is no guarantee that we will obtain approval or Orphan Drug exclusivity for this product. Since we expect to seek approval with a labeled indication of "reducing the severity" of DGF, and the language of this indication differs from the language of the Orphan Drug designation "to improve renal function and prevent" DGF, we may be required to seek an additional designation for "reducing the severity" of DGF in order to be eligible for Orphan Drug exclusivity for ANG-3777 for this indication. If we fail to receive approval of ANG-3777 for DGF, we may never be able to take advantage of Orphan Drug exclusivity. Without such exclusivity, we would only be able to rely on other regulatory exclusivities, such as for a new chemical entity, and our proprietary rights with respect to ANG-3777, some of which, including our issued claims to pharmaceutical compositions containing ANG-3777 and methods of use, will only remain in force in the United States until 2024 and in other jurisdictions until 2023, assuming the patents withstand any challenge and appropriate maintenance, renewal, annuity and other governmental fees are paid.

        Even if we obtain Orphan Drug exclusivity for ANG-3777 or any other product candidate, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapy could be approved for different conditions. Even after an Orphan Drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated Orphan Drug may not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, Orphan Drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek additional Orphan Drug designations for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

Our product candidates may have undesirable side effects which may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings, or otherwise limit their sales.

        The results of our clinical trials of our product candidates may show that such product candidates led to patient safety concerns or undesirable or unacceptable side effects, creating risk to the patient which is deemed to outweigh the potential benefits of treatment to that patient. This event could interrupt, delay or halt such clinical trials, resulting in the denial of regulatory approval by the FDA and other regulatory authorities or result in restrictive label warnings, if approved. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

        ANG-3777 was designed to mimic the naturally occurring biological activities of hepatocyte growth factor (HGF), which is responsible for activating cellular repair pathways to prevent cell death and cellular dysfunction. However, such activation could result in unforeseen events, including by harming healthy cells or tissues and there are currently no approved HGF mimetic therapeutics available in the United States. Given the well-publicized effort to target c-Met for the treatment of cancer and safety concerns regarding tumorigenesis (initiation of cancer) or the enhancement and growth of existing tumors (promotion of cancer), we have excluded certain patients with a recent history of certain malignancies. While we have completed multiple animal studies demonstrating ANG-3777 had no enhancing effect in murine tumor models and researchers at the U.S. National Cancer Institute demonstrated that c-Met is actually a tumor suppressor in a liver cancer model, our ongoing and planned clinical trials could reveal a high and unacceptable severity and prevalence of side effects, and it is possible that patients enrolled in such clinical studies could respond in unexpected ways. In particular, in our Phase 3 registration trial of ANG-3777 for DGF, we are administering ANG-3777 in a significantly larger patient cohort than in our prior trials and will be conducting a follow-up period that is significantly longer than in our prior trials, which could result in an increase in the number of reported adverse events. In our Phase 2 clinical trial of ANG-3777 for CSA-AKI, we are administering ANG-3777 to cardiac surgery patients, which could exacerbate the risk of or increase the likelihood of adverse events. Additionally, in our Phase 2 clinical trial of ANG-3777 for ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to ARDS, we are administering ANG-3777 to patients with severe acute lung injury, including acute respiratory distress syndrome, which could also exacerbate the risk of or increase the likelihood of adverse events. Further, if we were to elect to conduct clinical trials of ANG-3777 in other forms of acute organ injuries, such patients could respond in unexpected ways, which could have an adverse effect on our other ANG-3777 programs. As a result, we cannot guarantee that ANG-3777 will continue to be generally well-tolerated as it has been in our clinical trials to date. Furthermore, although our ANG-3777 dosing regimen is based on short-term dosing soon after organ injury occurs, the long-term effects from exposure to this drug class are unknown. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved, after the approved product has been marketed.

        ANG-3070 is a tyrosine kinase inhibitor (TKI). TKIs are widely used across a range of indications. Depending on their specific targets, TKIs have been associated with several near and long-term side effects. They have been most extensively used in cancer where cardiopulmonary toxicity, myelosuppression, and gastrointestinal toxicity have been key side effects in addition to several others. TKIs have also been studied in fibrosis, with both nintedanib and pirfenidone being approved for IPF. Nintedanib has been associated with several side effects including severe liver injuries, arterial thromboembolic events and gastrointestinal disorders including diarrhea, nausea and vomiting, and risk of bleeding. Pirfenidone has been associated with elevated liver enzymes, diarrhea, nausea vomiting, photosensitivity and rash.

        While we believe the preliminary safety and pharmacokinetic data from our Phase 1 healthy-volunteeer trial in Australia support the initiation of a Phase 2 clinical trial, there can be no assurance that similar or unforeseen side effects will not occur during such clinical trial. The range and potential severity of possible side effects from systemic therapies is significant.

        If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

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  regulatory authorities may require the addition of labeling statements or specific warnings, including "Black Box" warnings if the FDA views the possible side effects as very severe;
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  we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials, or change the labeling of the product;
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  we may be subject to limitations on how we may promote the product;
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  sales of the product may decrease significantly;
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  regulatory authorities may require us to take our approved product off the market;
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  we may be subject to litigation or product liability claims; and
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  our reputation may suffer.

        Any of these events could prevent us or any potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which, in turn, could delay or prevent us from generating significant revenues from the sale of our products.

Clinical trials of our product candidates may not uncover all possible adverse effects that patients may experience or be indicative of the effect of our product candidates in the general population.

        Clinical trials are conducted in representative samples of the potential patient population, which may have significant variability. By design, clinical trials are based on a limited number of subjects and are of limited duration of exposure to the product, to determine whether the product candidate demonstrates the substantial evidence of efficacy and safety necessary to obtain regulatory approval. As with the results of any statistical sampling, we cannot be sure that any evidence of efficacy will be repeated in the general population or all side effects of our product candidates may be uncovered. It may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration may a more complete safety and efficacy profile be identified. For instance, in our Phase 3 registration trial of ANG-3777 the percentage of enrolled patients that have received deceased-donor kidneys with donations after cardiac death is capped at 20% to match current epidemiological data regarding the rate of kidneys donated after cardiac death. However, if the actual percentage of patients that receive deceased-donor kidneys from donors after cardiac death in the general population is different or changes over time, our trial results may not be indicative. Further, even larger clinical trials may not identify rare serious adverse events, and the duration of such studies may not be sufficient to identify when those events may occur particularly for adverse events or safety risks that could occur over time, such as the development and diagnosis of cancer. Other products have been approved by the regulatory authorities for which safety concerns have been uncovered following approval. Such safety concerns have led to labeling changes, restrictions on distribution through use of a REMS, or withdrawal of products from the market, and any of our product candidates may be subject to similar risks.

        Patients treated with our products, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our products, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our products, recall our products, or even withdraw approval for our products.

Due to the significant resources required for the development and commercialization of our product candidates, we must prioritize development of certain product candidates and/or certain disease indications. We may expend our limited resources on product candidates or indications that do not yield a successful product and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        We plan to develop a pipeline of product candidates to treat potentially life-threatening acute organ injuries and fibrotic diseases. However, due to the significant resources required for the development of our product candidates, we must focus on specific indications and decide which product candidates to pursue and the amount of resources to allocate to each. Our initial focus is on AKI, which impairs kidney function, and when severe, can result in kidney failure and death. We are developing and plan to seek regulatory approval of ANG-3777 for DGF and CSA-AKI. We are also currently focused on advancing ANG-3070 from a Phase 1 healthy-volunteer study into Phase 2 development, and are considering indications such as primary proteinuric renal disease patients and potentially non-proteinuric renal diseases at high risk of progression.

        Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain programs may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain development and commercialization rights.

If manufacturers obtain approval for generic versions of our products or product candidates, our business will be materially harmed.

        In our industry, much of an innovative product's commercial value is realized while it has market exclusivity. When market exclusivity expires generic versions of the product can be approved and marketed, and there can be substantial decline in the innovative product's sales.

        Market exclusivity for our products is based upon patent rights and certain regulatory forms of exclusivity. If we are unable to secure or maintain our exclusivities, we may face generic competition that could materially impede our ability to effectively commercialize our products, including be reducing the price we can charge and reducing our market share.

        ANG-3777 is protected by a number of granted patents and pending patent applications as well as regulatory exclusivities. For example, the issued patent claiming pharmaceutical compositions and methods of use for ANG-3777 is eligible for patent term restoration, potentially for up to five years. In addition, ANG-3777 is protected by a United States patent claiming solid forms of ANG-3777 which will expire in 2040, and an international application filed under the Patent Cooperation Treaty is pending, and any patents issuing from this application would expire in 2040. Also, ANG-3777 may be eligible for five years of marketing exclusivity as a new chemical entity under the Hatch-Waxman Act, and its indication for DGF has been granted Orphan Drug designation, making it potentially eligible for seven years of orphan exclusivity for prevention of this indication upon approval. Should these regulatory exclusivities not be secured, and if other patent filings should not provide sufficient protection, then generic competitors may be able to enter the U.S. market upon expiration of the issued U.S. patent claiming pharmaceutical compositions and methods of treatment, which is expected to expire during 2024, assuming it withstands any challenge and all maintenance fees are paid.

        In some countries, patent protections for our products may not exist because certain countries did not historically offer the right to obtain specific types of patents or we did not file patents in those markets. Also, the patent environment is unpredictable and the validity and enforceability of patents cannot be predicted with certainty.

        Specifically, with regard to the potential for generic entry in the United States, under the U.S. Food, Drug and Cosmetic Act (FDCA) the FDA can approve an Abbreviated New Drug Application (ANDA) for a generic version of an approved branded drug without the ANDA applicant undertaking the clinical testing necessary to obtain approval to market a new drug. Generally, in place of such clinical studies, an ANDA applicant needs only to submit data demonstrating that its product has the same active ingredient(s), strength, dosage form, route of administration and that it is bioequivalent to the approved product.

        The FDCA requires that an ANDA applicant certify either that its generic product does not infringe any of the patents listed by the owner of the branded drug in the Orange Book or that those patents are not enforceable. This process is known as a paragraph IV certification. Upon notice of a paragraph IV certification, a patent owner or NDA holder has 45 days to bring a patent infringement suit in federal district court against the company seeking ANDA approval of a product covered by one of the owner's patents. If this type of suit is commenced, the FDCA provides a 30-month stay on the FDA's approval of the competitor's application. If the litigation is resolved in favor of the ANDA applicant or the challenged patent expires during the 30-month stay period, the stay is lifted and the FDA may thereafter approve the application based on the standards for approval of ANDAs. Once an ANDA is approved by the FDA, the generic manufacturer may market and sell the generic form of the branded drug in competition with the branded medicine.

        The ANDA process can result in generic competition if the patents at issue are not upheld or if the generic competitor is found not to infringe the owner's patents. If this were to occur with respect to any of our product candidates after approval, our business could be materially harmed.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

        Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

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  the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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  the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
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  the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

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  the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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  the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
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  the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers starting in 2022, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
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  federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
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  analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and
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  similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

        Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom are compensated in the form of stock options for consulting services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business and our ability to sell our products may be materially harmed.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and affect the prices we may obtain.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

        In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (Affordable Care Act or ACA), was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

        Among the provisions of the Affordable Care Act that are of importance to our potential product candidates are the following:

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  an annual, nondeductible fee payable by any entity that manufactures, or imports specified branded prescription drugs and biologic agents;
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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
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  an increase in the discount rate for the federal 340B program to eligible hospitals;
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  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices;
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  extension of manufacturers' Medicaid rebate liability;
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  expansion of eligibility criteria for Medicaid programs;
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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
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  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and
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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

        Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. For example, legislation informally titled the Tax Cuts and Jobs Acts (TCJA) was enacted, which, among other things, removed penalties for not complying with the individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court's decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear when the Supreme Court will make a decision. It is also unclear how other efforts to challenge, repeal or replace the Affordable Care Act will affect the law or our business.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. In addition, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, and an increase in the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain.

        We expect that other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

        Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Individual states in the United States have become increasingly aggressive in implementing regulations designed to contain pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

        Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We rely on single-source third party contract manufacturing organizations to manufacture and supply our product candidates, and if the FDA or foreign regulatory authorities do not approve these manufacturing facilities or if these organizations fail to perform, our ability to obtain regulatory approval or commercialize our product candidates may be harmed.

        We do not own facilities for clinical and commercial manufacturing of our product candidates, including ANG-3777, and we rely upon third-party contract manufacturing organizations to manufacture and supply product candidates for our clinical trials and we will rely in such manufacturers to meet commercial demand. Currently, we rely on and have agreements with a single third-party contract manufacturer to supply the drug substance for ANG-3777 and to manufacture all clinical trial supplies of ANG-3777. Similarly, we rely on and have agreements with a single third party manufacturer to supply drug substance for ANG-3070 and a separate single source third party manufacturer to supply clinical trial supplies of ANG-3070. We do not have agreements for the manufacture and we may not be able to reach agreements with third party contract manufacturers to supply and manufacturer supplies of our other product candidates.

        Additionally, the facilities at which ANG-3777 or any of our other product candidates are manufactured must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the product candidate manufactured at that facility. We are completely dependent our third-party vendors for compliance with the current Good Manufacturing Practice requirements (cGMPs). requirements of United States and non-United States regulators for the manufacture of our active ingredients, drug products, and finished products. If our manufacturers cannot successfully manufacture material conforming to our specifications and cGMPs of any applicable governmental agency, our product candidates will not be approved or, if already approved, may be subject to recalls or demands by regulatory agencies to stop selling the product until manufacturing issues are resolved.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates, including:

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  the possibility we are unable to enter into a manufacturing agreement with a third party to manufacture our product candidates;
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  the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and
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  the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

        Any of these factors could delay the approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the regulatory authorities that regulate our products. Further, such challenges could be compounded by the COVID-19 pandemic.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

        Our product candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping, and submission of safety and other post-marketing information. In addition, approved products, manufacturers, and manufacturers' facilities are required to comply with extensive FDA and comparable foreign regulatory requirements and requirements of other similar agencies, including ensuring quality control and manufacturing procedures conform to cGMPs. As such, we and our contract manufacturers are subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory and other similar agencies and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved. We must also continue to comply with GCP requirements for any post-approval trials we are required to conduct or choose to undertake for additional indications in the future.

        If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, the FDA and other regulatory agencies may:

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  issue Untitled or Warning letters;
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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
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  require us or our collaborators to enter into a corporate integrity agreement, consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
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  impose other administrative or judicial civil or criminal penalties;
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  withdraw regulatory approval;
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  refuse to approve pending applications or supplements to approved applications filed by us or our potential future collaborators;
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  impose restrictions on operations, including costly new manufacturing requirements; or
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  seize or detain products.

Changes in structure of or funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

        The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, the maintenance of regulatory review timelines, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

        Disruptions or reorganizations at the FDA and foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. FDA's Office of New Drugs recently underwent a reorganization, which could continue to affect staffing and priorities and cause delays with respect to the clinical development and regulatory approval process for ANG-3777 and potentially other product candidates. In addition, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

        Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We have and may continue to conduct future clinical trials outside of the United States. The FDA and other regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

        We have enrolled patients in Canada, Brazil and Georgia in our Phase 2 clinical trial of ANG-3777 for CSA-AKI under separate clinical trial applications in such jurisdictions and have enrolled healthy volunteers in Australia in our Phase 1 clinical trial of ANG-3070 under a separate clinical trial application. In addition, we are conducting our Phase 2 clinical trial of ANG-3777 for ALI in Brazil and we may conduct additional future clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. In addition, when clinical trials are conducted only at sites outside of the United States, such trials may not be subject to IND review, meaning the FDA may not provide advance comment on the clinical protocols for the trials, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require additional clinical trials in order to seek FDA approval. If the FDA does not accept data from our clinical trials of ANG-3777 and any future product candidates conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of ANG-3777 and any future product candidates.

        Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

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  additional foreign regulatory requirements;
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  foreign exchange fluctuations;
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  patient monitoring and compliance;
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  compliance with foreign manufacturing, customs, shipment and storage requirements;
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  cultural differences in medical practice and clinical research; and
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  diminished protection of intellectual property in some countries.

Risks Relating to the Commercialization of Our Product Candidates

Our business currently depends substantially on the commercial success of ANG-3777, if approved. Our business will be materially harmed if we or our collaborators are unable to successfully commercialize ANG-3777.

        Even if we receive regulatory approval of ANG-3777 for any indication, it is uncertain whether we or our collaborators will be able to successfully commercialize the product. In November 2020, we entered into the Vifor License, granting Vifor Pharma global rights (excluding Greater China) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of AKI, and congestive heart failure (collectively, the Renal Indications). In addition, in August 2018 we granted Sinovant an exclusive, royalty-bearing license pursuant to the Sinovant License for the development and commercialization of ANG-3777 in Greater China for all indications.

        Vifor Pharma's marketing of ANG-3777 for any Renal Indication, if approved, Sinovant's marketing of ANG-3777 for any indication, if approved, and our marketing of ANG-3777 for ALI or other non-Renal Indication outside Greater China, if approved, will be limited to ANG-3777's approved use and potentially subject to other limitations as set forth in its approved prescribing information and package insert. Accordingly, we cannot ensure that ANG-3777 will be successfully developed, approved or commercialized. If we or our collaborators are unable to successfully commercialize ANG-3777, if approved, we may not be able to generate sufficient revenue to operate our business.

        In particular, the future commercial success of ANG-3777 for DGF is subject to a number of risks, including the following:

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  potential side effects of ANG-3777 could emerge causing an approved drug to be taken off the market;
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  even if approved, ANG-3777 may not receive market acceptance by physicians, hospitals, payers and patients; and
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  we may not be able to obtain, maintain or enforce our patents and other intellectual property rights related to ANG-3777.

Our existing collaborations as well as additional collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

        We have licensed certain rights with respect to ANG-3777 to Vifor Pharma and Sinovant and in the future, we may seek additional collaboration arrangements for the commercialization, or potentially for the development, of certain of our product candidates depending on the merits of retaining development and/or commercialization rights for ourselves as compared to entering into collaboration arrangements.

        Under the Vifor License, we retain responsibility at our own cost for a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for DGF and CSA-AKI indications in the United States, the European Union, Switzerland and the United Kingdom, which includes the completion of the ongoing and currently planned clinical development activities and clinical trials in such indications. While we retain rights to develop and commercialize ANG-3777 in non-Renal Indications (subject to certain protections for Vifor Pharma), we have granted Vifor Pharma global rights (excluding Greater China) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for all Renal Indications, including our most advanced product candidates, DGF and CSA-AKI. As a result, our ability to generate revenue from product sales in the near term is dependent on Vifor Pharma's ability to successfully commercialize ANG-3777 for Renal Indications, if approved.

        To the extent that we decide to enter into additional collaboration agreements in the future, we may face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to prudently manage our existing collaborations or to enter new ones should we chose to do so. The terms of new collaborations or other arrangements that we may establish may not be favorable to us.

        The success of our collaboration arrangements, including the Vifor License and the Sinovant License, will depend heavily on the efforts and activities of our collaborators and our dependence on collaborative arrangements subjects us to a number of risks, including the risk that:

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  we may not be able to control the amount and timing of resources our collaborators may devote to the product candidates;
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  collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop clinical studies, abandon product candidates, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;
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  collaborators, such as Sinovant, may independently be able to conduct preclinical studies and/or clinical trials of our product candidates, including ANG-3777 that result in negative outcomes that could harm our development, approval or commercialization of our product candidates;
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  our collaborators may experience financial difficulties;
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  we may be required to relinquish important rights, such as marketing and distribution rights, as is the case in the Vifor License;
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  business combinations or significant changes in a collaborator's business strategy may also adversely affect a collaborator's willingness or ability to complete its obligations under any arrangement;
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  a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors;
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  a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings;
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  collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
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  disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations;
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  our collaborators may experience security breaches, cyberattacks and other security incidents that result in compromises of personal information, clinical data and proprietary information, which could harm our reputation and expose us to potential liability; and
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  collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

        If our collaborators are unable to successfully commercialize ANG-3777, if approved, we may not be able to generate sufficient revenue to operate our business. In addition, if any current or future collaborator were to delay or abandon development and commercialization of any product candidate we had licensed to them, we may be unable to reacquire such asset and may therefore never realize any revenue from milestone payments or royalties pursuant to our agreement with such collaborator.

If our collaborators cease development and/or commercialization efforts under our existing or future collaboration agreements, or if any of those agreements are terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

        A significant portion of our future revenue and cash resources is expected to be derived from the Vifor License and, to a lesser extent, the Sinovant License, as well as other similar agreements we may enter into in the future. Revenue from such collaboration arrangements depend upon continuation of the collaborations, the achievement of milestones and royalties, if any. For example, pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that we received in November 2020, and a $30 million equity investment, and a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates up to 40%. However, if we are unable to successfully advance the development of ANG-3777 for DGF or CSA-AKI, our revenue and cash resources from sales-related milestone payments under the Vifor License will be substantially less than expected. In addition, even if we do obtain all necessary regulatory approvals for ANG-3777 for DGF or CSA-AKI, we may still never receive the revenue or cash resources from milestone payments we expect unless Vifor Pharma is able to successfully commercialize ANG-3777 for such indications. Pursuant to our Sinovant License, where Sinovant is responsible for the development and commercialization of ANG-3777 in Greater China for all indications, we are subject to further risks related to any development efforts undertaken by Sinovant.

        To the extent that any of our existing or future collaborators were to terminate a collaboration agreement, we may be forced to assume further development costs, marketing and distribution costs and the costs of defending intellectual property rights. In certain instances, we may even be forced to abandon product candidates altogether. Any of the foregoing could result in a change to our business plan and a material and adverse effect on our business, financial condition, results of operations and prospects.

Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients, and healthcare payors and, as a result, our revenues generated from their sales may be limited.

        The commercial success of ANG-3777, ANG-3070 or our other product candidates, if approved, will depend upon their acceptance among the medical community including physicians, transplant centers, healthcare payors, and patients. There are currently no approved therapies for DGF or CSA-AKI and there are currently no pharmacologic therapies approved for use with ARDS. Nevertheless, in order for ANG-3777 to be commercially successful, we and our collaborators will need to demonstrate that it is safe and effective for patients with DGF, CSA-AKI or any other indications we pursue. In particular, even if our Phase 3 registration trial of ANG-3777 for DGF is able to successfully demonstrate a statistically significant improvement in eGFR upon treatment of ANG-3777 as compared to placebo and we receive approval of ANG-3777 for the reduction of severity of DGF, there can be no assurance that the magnitude of benefit demonstrated during our clinical trials will be sufficient to achieve market acceptance. The degree of market acceptance of our product candidates will depend on a number of factors, including:

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  limitations in the approved clinical indications for our product candidates;
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  demonstrated clinical safety and efficacy compared to other products;
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  lack of significant adverse side effects;
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  sales, marketing, and distribution support;

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  the extent to which our product candidates are approved for inclusion on formularies of hospitals, integrated delivery networks, and managed care organizations;
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  whether our product candidates are designated under physician treatment guidelines for the treatment of the indications for which we have received regulatory approval;
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  availability of pricing and reimbursement from government entities and private and public third-party payors in and outside of the U.S.;
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  timing of market introduction and perceived effectiveness of competitive products;
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  the degree of cost-effectiveness as assessed by reimbursement-focused organizations, such as the "Institute for Clinical and Economic Review";
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  availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;
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  adverse publicity about our product candidates or favorable publicity about competitive products;
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  convenience and ease of administration of our product candidates; and
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  potential product liability claims.

        If our product candidates are approved, but do not achieve an adequate level of acceptance by hospitals, physicians, patients, the medical community, and healthcare payors, sufficient revenue from product sales may not be generated from these products either by us or our collaborators and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and pricing policies. Our failure or the failure of our collaborators to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our or their ability to generate revenue from product sales.

        There is significant uncertainty related to the insurance coverage and reimbursement of newly-approved and launched products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. We cannot predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates including, for example, whether we will seek, and whether the Centers for Medicare and Medicaid (CMS) would approve a new technology add-on payment (NTAP) under the Medicare inpatient prospective payment system (IPPS) for our product candidates, once approved. Introduced in 2001, the NTAP program was created by Congress to support timely access to innovative therapies used to treat Medicare beneficiaries in the hospital inpatient setting. NTAP will only be available for our products if we submit a timely and complete application and CMS determines that our product candidates meet the eligibility requirements of NTAP, including, among other criteria, demonstrating a substantial clinical improvement relative to services or technologies previously available.

        Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs and biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. In addition, hospital and hospital systems are extremely cost-conscious and may require significant discounts on the list price of new medications before placing them on their formulary and in their treatment guidelines. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates.

        No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

        Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in the EU and other jurisdictions have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially-reasonable revenue and profits.

        Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Pricing and reimbursement decisions by government entities and third-party payors may have an adverse effect on the market acceptance of our approved candidates. If there is not sufficient reimbursement for our approved products, it is less likely they will be widely used.

        Market acceptance and sales of ANG-3777, ANG-3070 or any other product candidates, if approved, will depend on applicable pricing and reimbursement policies, health outcome and economic data we and our collaborators collect during clinical development and may be affected by future healthcare reform measures in the United States and elsewhere. Government authorities, specifically CMS, and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain reimbursement will be available for ANG-3777, ANG-3070 or any other product candidates we develop. Also, we cannot be certain pricing and reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we and our collaborators may not be able to successfully commercialize ANG-3777, ANG-3070 or any other product candidates.

        The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of products that we develop, due to the trend toward cost containment and additional legislative proposals.

If we fail to develop ANG-3777 for additional indications or if the market opportunities for ANG-3777, ANG-3070 or any future products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

        To date, we have focused the majority of our development efforts on the development of ANG-3777 for DGF, an orphan or rare disease with a small numbers of potential patients, and ANG-3777 for CSA-AKI. We granted Vifor Pharma, an exclusive, global (excluding Greater China), royalty-bearing license for the commercialization of ANG-3777 in all Renal Indications, beginning with DGF and CSA-AKI. While Vifor Pharma is obligated to pay us tiered royalties on global net sales of ANG-3777 at royalty rates up to 40%, our ability to grow our revenue from product sales beyond the Vifor License will be dependent on our ability to successfully develop and commercialize ANG-3777 for the treatment of non-Renal Indications. Obtaining the approval and commercialization of ANG-3777 for future indications, including ALI or CNS indications, will require substantial additional funding beyond the net proceeds of this offering and the concurrent private placement and are prone to the risks of failure inherent in drug development. We cannot provide you any assurance we will be able to successfully advance any new indications through the development process. Even if we receive FDA approval to market ANG-3777 for the treatment of additional indications, we cannot assure you any such additional indications will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize ANG-3777 for additional indications, our commercial opportunity with ANG-3777 will be limited, and our business prospects will suffer.

        In addition, the precise incidence and prevalence for all the conditions we currently or may intend to address with ANG-3777, ANG-3070 or any future product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment of ANG-3777, ANG-3070 or any future product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across ANG-3777, ANG-3070 and any future product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of ANG-3777, ANG-3070 and any future product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of ANG-3777, ANG-3070 and any future product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

We have no sales, marketing, market access or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

        We have no sales, marketing, market access or distribution experience, nor have we commercialized a product. While we have granted commercialization rights for ANG-3777 to Vifor Pharma and Sinovant, we plan to independently commercialize ANG-3777 for any indications for which we retain commercialization rights as well as for ANG-3070 and any other product candidates for which we obtain approval in the United States. As a result, we expect that we will need to develop internal sales, distribution and marketing capabilities by investing significant amounts of financial and management resources, some of which will be committed prior to any confirmation that any such product candidates will be approved. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a commercial organization, including our ability to hire, retain and incentivize qualified individuals, to generate sufficient sales leads, to provide adequate training to personnel and to effectively manage a geographically dispersed team. Any failure or delay in the development of our internal sales, marketing, market access, and distribution capabilities would adversely impact the commercialization of our products. We may in the future seek to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing, market access and distribution functions, but may fail to do so on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. For product candidates where we decide to perform sales, marketing, market access and distribution functions ourselves or through third parties, we could face a number of additional risks, including:

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  we, or our third-party sales collaborators, may not be able to attract and build an effective marketing and sales force;
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  the cost of securing or establishing a marketing or sales force may exceed the revenues generated by any products; and
  ▪
  our direct sales and marketing efforts may not be successful.

        We may have limited or no control over the sales, marketing and distribution activities of third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing any of our current or future product candidates, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue, we would incur significant additional losses and we may be unable to continue operations.

If serious adverse events or other undesirable side effects are identified during the development of ANG-3777 for one indication, we may need to abandon our development or, if approved, commercial sales of ANG-3777 for other indications.

        Product candidates in clinical stages of development have a high risk of failure. We cannot predict if ANG-3777 will prove effective or safe in humans or will receive regulatory approval. Safety concerns could be identified as we expand our clinical trials for ANG-3777 for DGF and CSA-AKI and to other indications, including ALI and CNS indications. If new side effects are found during the development of ANG-3777 for any indication, we may need to abandon our development or, if approved, commercial sales of ANG-3777 for DGF and other potential indications. We cannot assure you that additional or severe adverse side effects with respect to ANG-3777 will not develop in future clinical trials, which could delay or preclude regulatory approval of ANG-3777 or limit its commercial use.

        Under the Vifor License, we retain responsibility at our own cost for a pre-specified clinical development plan, which has been designed to obtain regulatory approvals of ANG-3777 of the DGF and CSA-AKI indications in the United States, the European Union, Switzerland and the United Kingdom. Such plan includes the completion of our ongoing and currently planned clinical development activities and clinical trials in such indications. However, we have granted Vifor Pharma the right to develop ANG-3777 for other Renal Indications beyond DGF and CSA-AKI, and will have very limited control with respect to any such development. Similarly, pursuant to the Sinovant License, we have very limited control over Sinovant, which has the right to develop and commercialize ANG-3777 in Greater China. If safety concerns are found during the development by Vifor Pharma or Sinovant of ANG-3777 for any indication, or if the results of future clinical trials of ANG-3777 conducted by Vifor Pharma or Sinovant generate negative results or results that conflict with the results of our clinical trials, the FDA or other regulatory authorities may delay, limit, or deny approval of ANG-3777, require us to conduct additional clinical trials as a condition to marketing approval, or withdraw their approval of ANG-3777 or otherwise restrict our ability to market and sell ANG-3777, if approved, and we may be forced to abandon our development of ANG-3777 for DGF, CSA-AKI or other potential indications in other territories around the world, including the United States and the European Union. In addition, treating physicians may be less willing to prescribe ANG-3777 due to concerns over such trial results or adverse events, which would limit our ability and the ability of our collaborators to commercialize ANG-3777.

Risks Relating to Our Business and Strategy

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

        The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe, and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies, and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients, and manufacturing pharmaceutical products. These companies also have significantly greater research, sales, and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds potentially making the product candidates we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing, and commercializing drugs for kidney, heart, liver, lung and other diseases we are targeting before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas.

        There is currently limited competition for ANG-3777 in the renal space. Quark Pharmaceuticals, Inc. has an anti-p53 siRNA molecule, QPI-1002. In December 2018, Quark's majority shareholder, SBI Holdings, announced QPI-1002 failed to meet its prespecified primary efficacy endpoint of a reduction in dialysis days in a Phase 3 registration trial for DGF prevention. Quark is also currently investigating QPI-1002 for CSA-AKI in a Phase 3 trial based on results observed in a pre-defined subgroup of patients in a Phase 2 trial. In addition, we are aware of Astellas Pharma Inc. and Alloksys Life Sciences B.V., which are advancing ASP1128 and bRESCAP respectively for AKI following coronary artery bypass graft and/or valve surgery. ASP1128 is currently in a Phase 2 clinical trial whilst bRESCAP is in a Phase 2/3 clinical trial.

        In ALI, for COVID-19, there are a number of preventative vaccines in development with two having received an Emergency Use Authorization approval and others potentially nearing regulatory approval. Vaccine coverage and efficacy will be less than 100%, in our view, necessitating therapeutic intervention for these patients. There are hundreds of clinical trials examining various methods of treating COVID-19 related acute lung injury. To date, only a small number of these trials have resulted in data positive enough for regulators to approve therapeutics on either an emergency use or permanent basis. Therapeutics receiving an Emergency Use Authorization for the treatment of COVID-19 patients include co-administration of casirivimab and imdevimab from Regeneron Pharmaceuticals, Inc., baricitinib (in combination with remdesivir) and bamlanivimab from Eli Lilly, and remdesivir from Gilead Sciences, Inc. In ARDS, there are no approved therapies but a number of companies have Phase 3 programs under way in the United States including brexanolone from Sage Therapeutics, ravulizumab from Alexion, siltuximab from EusaPharma (UK) Liminted, alteplase from Boehringer Ingleheim, MultiStem from Athersys, ruxolitinib from Incyte, and aviptadil from NeuroRX.

        In an effort to expand ANG-3777's therapeutic area, we are currently exploring indications associated with the central nervous system. We are aware of Athira Pharma's ATH-1017, a small molecule that enhances HGF/c-Met activity and it is currently in two Phase 2 clinical trials for Alzheimer's Disease. Other programs targeting the HGF/c-Met pathway is Kringle Pharma's KP-100, a recombinant human HGF. KP-100 is currently being investigated in a Phase 2 clinical trials for amyotrophic lateral sclerosis and a Phase 3 clinical trial for acute spinal cord injury in Japan.

        With respect to ANG-3070, in fibrosis-related primary renal diseases clinical programs in this space include bardoxolone methyl from Reata Pharmaceuticals, Lademirsen from Sanofi Genzyme, Sparsentan from Travere Therapeutics, Bleselumab from Astellas Pharma, and Tesevatinib from Kadmon Holdings. In IPF, there are two approved therapies, pirfenidone (Esbriet®, sold by Roche/Genentech) and nintedanib (OFEV®, sold by Boehringer-Ingleheim). There are several programs currently in development for IPF, including an anti-CTGF antibody from Fibrogen, Inc., a GPR84 inhibitor and an ENPP2 inhibitor from Galapagos NV, a Wnt-pathway inhibitor from United Therapeutics Corporation/Samumed, LLC.

        With respect to competition for our ROCK2 inhibitor, netarsudil ophthalmic solution from Aerie Pharmaceuticals, Inc. was first approved by the FDA in 2017 as a topical agent for reducing intraocular pressure in patients with open-angle glaucoma and ocular hypertension. Other competition in clinical development include Kadmon Holdings, Inc.'s belumosudil (KD025), a ROCK2 inhibitor with reduced selectivity against ROCK1, in the clinic for several indications, including chronic graft versus host disease, systemic sclerosis and IPF. We are also aware of other ROCK2 inhibitors in preclinical development.

        Regarding competition for our CYP11B2 inhibitor, PhaseBio's CYP11B2 inhibitor PB6440 is preparing for Phase 1 trials in 2021 in treatment resistant hypertension. CinCor Pharma's RAAS pathway inhibitor CIN-107 is in Phase 2 trials for resistant hypertension and primary aldosteronism.

        We believe our ability to successfully compete will depend on, among other things:

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  our ability to recruit and enroll patients for our clinical trials;
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  our ability to design and successfully execute appropriate clinical trials;
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  our ability to gain and to maintain positive relationships with regulatory authorities;
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  the efficacy, safety, and reliability of our product candidates;
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  the speed at which we develop our product candidates;
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  our ability to commercialize and market any of our product candidates receiving regulatory approval;
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  the pricing of our products;
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  adequate levels of reimbursement by government entities and by private health insurance plans;
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  our ability to protect intellectual property rights and regulatory exclusivities related to our products;
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  our ability to manufacture and sell commercial quantities of any approved products to the market; and
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  acceptance of our product candidates by downstream customers, including physicians, other healthcare providers, pharmacists, and patients.

        If our competitors market products more effective, safer, or less expensive than our products or product candidates, or if any, or these products reach the market sooner we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. It may be difficult for us to stay abreast of the rapid changes in each area of research and development. If we fail to stay at the forefront of change, we may be unable to compete effectively. Products developed by our competitors may render our product candidates or products obsolete, less competitive or not economical.

We currently depend on single third-party suppliers for the manufacture and supply of drug substance and potential future commercial product supplies for our product candidates, and any performance failure on the part of our supplier could delay the development and potential commercialization of our product candidates.

        We cannot be certain that our drug substance supplier will continue to provide us with sufficient quantities of drug substance, or that our manufacturers will be able to produce sufficient quantities of drug product incorporating such drug substance, to satisfy our anticipated specifications and quality requirements, or that such quantities can be obtained at pricing necessary to sustain acceptable pharmaceutical margins for any of our product candidates, if approved. Our current dependence on a single supplier for our drug substance and the challenges we may face in obtaining adequate supply of drug substance involves several risks, including limited control over pricing, availability, quality and delivery schedules, and such risks may be heightened as a result of the COVID-19 pandemic. While under the Vifor License we will not be responsible for securing the commercial supply of ANG-3777 for DGF or CSA-AKI, if approved, any supply interruption in drug substance or drug product could materially harm our ability to complete our development program for such indications. In addition, any supply interruption in drug substance or drug product could materially harm our ability to complete our other development programs or satisfy commercial demand, if approved, until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

        Moreover, our current supplier of drug substance may not have the capacity to manufacture drug substance in the quantities that we believe will be sufficient to meet our future clinical needs or, in the case of any of our wholly-owned product candidates and those for which we retain the right to commercialize, anticipated market demand or to enable us to achieve the economies of scale necessary to reduce the manufacturing cost of applicable drug substance. While we are currently engaged in discussions with a potential second supplier for clinical and commercial drug substance, such negotiations may not lead to a definitive agreement on acceptable terms, or at all, which could have a material adverse effect on our business. With respect to any of our wholly-owned product candidates and those for which we retain the right to commercialize, we expect that we will be able to develop a supply chain with multiple suppliers and significantly decrease our cost of goods within the first several years of commercialization following the receipt of any approvals. However, if our contract manufacturer for drug substance is unable to source, or we are unable to purchase, sufficient quantities of materials necessary for the production of the drug substance for such product candidates, the ability of such product candidates to reach their market potential or to be timely launched, would be delayed or suffer from a shortage in supply, which would impair our ability to generate revenue from sales. If there is a disruption to our contract manufacturers' or suppliers' relevant operations, we could have no other means of producing drug substance until they restore the affected facilities or we or they procure alternative manufacturing facilities. Additionally, any damage to or destruction of our contract manufacturers' or suppliers' facilities or equipment may significantly impair our ability to manufacture drug substance for our product candidates on a timely basis.

We depend on third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates, if approved.

        We outsource substantial portions of our operations to third-party service providers, including the conduct of preclinical studies and clinical trials, collection and analysis of data, and manufacturing. Our agreements with third-party service providers and CROs are on a study-by-study and project-by-project basis. Typically, we may terminate the agreements with notice and are responsible for the supplier's previously incurred costs. In addition, any CRO we retain will be subject to the FDA's and EMA's regulatory requirements and similar standards outside of the United States and Europe, and we do not have direct control over compliance with these regulations by these providers. Consequently, if these providers do not adhere to applicable governing practices and standards, the development and commercialization of our product candidates could be delayed or stopped, which could severely harm our business and financial condition.

        Because we have relied on third parties, our internal capacity to perform these functions is limited to contractual oversight. Outsourcing these functions involves the risk third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. This challenge has been made more difficult by the COVID-19 pandemic and resulting shelter-in-place and stay-at-home restrictions, which are driving greater dependency on electronic monitoring of trial sites. Such monitoring can be less reliable and creates additional exposure to data privacy and cybersecurity issues. Additionally, the facilities at which ANG-3777 or any of our other product candidates are manufactured must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the product candidate manufactured at that facility. We are completely dependent our third-party vendors for compliance with cGMP requirements of United States and non-United States regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material conforming to our specifications and cGMPs of any applicable governmental agency, our product candidates will not be approved or, if already approved, may be subject to recalls or demands by regulatory agencies to stop selling the product until manufacturing issues are resolved. In addition, our third-party service providers and CROs that perform nonclinical studies and clinical trials on our behalf must comply with applicable Good Laboratory Practice (GLP) requirements for animal testing and GCP requirements for clinical trials, where any failure to comply with such requirements could result in the FDA or other regulatory authorities refusing to accept data obtained in violation of such requirements and possibly initiating other enforcement action against us and our contractors.

        We and our consultants monitor our third parties for performance and adherence to protocols. We have had to replace clinical sites because of poor enrollment. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties (including sensitive data such as personal information or clinical data), which could increase the risk this information will be misappropriated or compromised in connection with a security breach, cyber-attack or other security incident. There are a limited number of third-party service providers specializing in or having the expertise required to achieve our business objectives. Identifying, qualifying, and managing performance of third-party service providers can be difficult, time consuming, and cause delays in our development programs. We currently have a relatively small number of employees, which limits the internal resources we have available to identify and monitor third-party service providers. To the extent we are unable to identify, retain, and successfully manage the performance of third-party service providers in the future, our business may be adversely affected, and we may be subject to the imposition of civil or criminal penalties if their conduct of clinical trials violates applicable law.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth. A deterioration in our relationships with our employees could have an adverse impact on our business.

        As of January 1, 2021, we had approximately 53 full-time employees and 22 consultants who provide part-time or full time support to the company. As we increase the number of ongoing product development programs and advance our product candidates through preclinical studies and clinical trials and, if approved, commercialization, we will need to increase our product development, scientific, commercial and administrative headcount to manage these programs. In addition, we currently operate out of three locations across the United States, which increases the overall complexity of the management of our operations. Furthermore, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel, and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth, and various projects requires we:

  ▪
  successfully attract and recruit new employees or consultants with the expertise and experience we will require;
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  manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites;
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  develop corporate infrastructure to support the commercialization of our products; and
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  continue to improve our operational, financial, and management controls, reporting systems and procedures.

        Maintaining good relationships with our employees is crucial to our operations. If we are unable to successfully maintain such relationships or manage any growth and increased complexity of operations, our business may be adversely affected. See "Our Business—Human Capital Resources."

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

        We may not be able to attract or retain qualified management, finance, scientific, clinical, and commercial personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical, and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints significantly impeding the achievement of our development objectives, our ability to raise additional capital, and our ability to implement our business strategy.

        We are highly dependent upon our senior management, particularly our Executive Chairman and Chief Scientific Officer, Dr. Itzhak Goldberg, and our Chief Executive Officer, Dr. Jay Venkatesan, as well as on the development, regulatory, commercialization, and business development expertise of the rest of our senior management and other senior personnel across preclinical, clinical, translational medicine, legal, and regulatory affairs. If we lose one or more of our executive officers or key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers, key employees, or consultants may terminate their employment and/or engagement with us at any time. Replacing executive officers, key employees, and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of, and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

        We have scientific and clinical advisors and consultants who assist us in formulating and implementing our research, development, and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities limiting their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies competitive with ours.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

        We are a late-stage biopharmaceutical company that has been operating since 1998. Our operations to date have been limited to researching and developing product candidates, including conducting preclinical studies and clinical trials. We have not yet obtained regulatory approvals for any of our product candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our financial condition and operating results are expected to significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include, but are not limited to:

  ▪
  the timing and cost of, and level of investment in, research, development, including the needs for additional clinical trials, and, if approved, commercialization activities relating to our product candidates, which may change from time to time;
  ▪
  delay in or the success of our clinical trials through all phases of clinical development, including our ongoing clinical trials of ANG-3777 and our ongoing clinical trial of ANG-3070;
  ▪
  potential adverse events associated with our product candidates potentially delaying or preventing approval or causing an approved drug to be taken off the market;
  ▪
  any delays in regulatory review and approval by regulatory authorities of our product candidates in clinical development, including ANG-3777;
  ▪
  our ability to obtain additional funding to develop our product candidates;
  ▪
  our ability to commercialize and obtain market acceptance and reimbursement for our approved products; and
  ▪
  our dependency on third-party manufacturers to manufacture and distribute our products and key ingredients.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

        The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our collaborators by participants enrolled in our clinical trials, patients, healthcare providers, or others using, administering, or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

  ▪
  withdrawal of clinical trial participants;
  ▪
  termination of clinical trial sites or entire trial programs;
  ▪
  costs of related litigation;
  ▪
  substantial monetary awards to patients or other claimants;
  ▪
  decreased demand for our product candidates and loss of revenues;
  ▪
  impairment of our business reputation;
  ▪
  diversion of management and scientific resources from our business operations; and
  ▪
  the inability to commercialize our product candidates.

        We have obtained limited product liability insurance coverage for our clinical trials in the United States and in selected other jurisdictions where we are conducting clinical trials. Our product liability insurance coverage for clinical trials in the United States is currently limited to an aggregate of $5.0 million and outside of the United States we have coverage for lesser amounts varying by country. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs with unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash resources and adversely affect our business.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

        We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers' compensation, products liability, malicious invasion of our electronic systems, and clinical trials (U.S. and foreign), and directors' and officers', employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Our independent registered public accounting firm's audit report, contained herein, includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern, indicating the possibility we may not be able to operate in the future.

        In their report dated May 13, 2020, except for the effect of the one-for-1.55583 stock split described in Note 16, as to which the date is February 1, 2021, on our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, our independent registered public accounting firm, Moss Adams LLP, stated that our audited consolidated financial statements have been prepared assuming that we will continue as a going concern.

        The accompanying financial statements do not include any adjustments necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is subject to our ability to obtain sufficient financing. However, we cannot assure you that such funding will be available to us, will be obtained on terms favorable to us or will provide us with sufficient funds to meet our objectives. The reaction of investors to the inclusion of a going concern statement by our auditors and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or enter into partnerships. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. If we cannot continue as a viable entity, you may lose some or all of your investment in our company.

Under the terms of the government grant funding we have received, the government may compel us to license to a third party, or suspend, terminate or withhold grant funding.

        A significant amount of our discovery and initial clinical research has been funded principally by United States government grants and contracts. As with all other pharmaceutical research programs supported in part by federal research dollars, conducting research under federal grants required us to grant the U.S. government a nonexclusive, nontransferable, irrevocable, paid-up license for the government to practice or have the invention practiced on its behalf throughout the world. Under certain circumstances, the government can require the grantee to license a third party, or the government may take title and grant a license itself, known as march-in rights, which may occur if the invention is not brought to practical use within a reasonable time, if health or safety issues arise, if public use of the invention is in jeopardy, or if other legal requirements are not satisfied. Although, to our knowledge, the U.S. government has never forced a grantee to license a third party or taken title and granted a license itself, these march-in rights are available to the government, and we cannot assure you that the government will not exercise such rights in the future.

        Under the terms and conditions of the government grant funding, we are obligated to comply with various reporting requirements and to take certain administrative actions. Material noncompliance with the terms and conditions of the grant funding may result in one or more enforcement actions by the grant agency. These enforcement actions include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. The grant agency may also terminate the grant for cause, or take other legally available remedies.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

        We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if ever. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation's ability to use its pre-change net operating loss carryforwards (NOLs) and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We have not performed an analysis to assess whether an ownership change has occurred. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. Under the TCJA, as modified by the Coronavirus Aid, Relief and Economic Security Act (the CARES Act), the amount of post-2017 NOLs that are permitted to deduct from U.S. federal income taxes for tax years beginning after December 31, 2020 is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The TCJA, as modified by the CARES Act, generally eliminates the ability to carry back any NOLs to prior taxable years for tax years beginning after December 31, 2020, while allowing post-2017 unused NOLs to be carried forward indefinitely without expiration. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position and potential regulatory exclusivity do not adequately protect our product candidates, others could compete against us more directly, which would harm our business, possibly materially.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates, and their methods of manufacture and use. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents and/or trade secrets that cover these activities. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be issued in relevant jurisdictions from our present or future patent filings, or those we license from third parties, and further cannot predict the extent to which we will be able to enforce such issued claims in jurisdictions important to our business. If any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

        It is possible that others have filed, and in the future may file, patent applications covering products and technologies that are similar, identical or competitive to ours, or that are otherwise important to our business. We cannot be certain that any patent filings owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before United States or foreign patent offices. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and/or could allow third parties to commercialize our technology or products and compete directly with us, without payment to us. Furthermore, third party filings may issue as patents that are infringed by our manufacture or commercialization of our products. Licenses may not be available to such third party patents, and challenges to their validity or infringement may be expensive and may not succeed. If the breadth or strength of protection provided by our patents and patent applications is threatened, or if we are perceived or found to infringe intellectual property rights of others, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates, and could impede or preclude our ability to commercialize our products.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, and/or limit the duration of the patent protection of our technology and products.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

  ▪
  we might not have been the first to make the inventions covered by our pending patent applications or patents;
  ▪
  others may be able to develop a product similar to, or better than, ours in a way that is not covered by the claims of our patents;
  ▪
  we might not have been the first to file patent applications for these inventions;
  ▪
  others may independently develop similar or alternative technologies or duplicate any of our technologies;

  ▪
  any patents that we have or obtain may not provide us with any competitive advantages;
  ▪
  patents have limited term and geographic scope; we may not be able to secure patents that last long enough and are in relevant jurisdictions to effectively limit competition;
  ▪
  we may not develop additional proprietary technologies that are patentable; or
  ▪
  the patents of others may have an adverse effect on our business.

        Without patent protection for our compounds, pharmaceutical compositions, or formulations of our product candidates, our ability to stop others from using or selling our product, or other competitive products including our compounds, may be limited.

        If the patent applications we hold or have in-licensed with respect to present or future product candidates fail to issue, if their breadth and/or strength of protection is limited or challenged, or if they fail to provide meaningful exclusivity for present or future product candidates, it could dissuade companies from collaborating with us to develop future candidates and threaten our ability to commercialize future commercial products. Any such outcome could have a materially adverse effect on our business.

        We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators, and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we do not obtain protection under the Hatch-Waxman Act and similar legislation outside of the United States by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

        Depending upon the timing, duration and specifics of FDA marketing approval of ANG-3777 and our other product candidates, if any, one or more of our United States patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process.

        However, we may not be granted an extension of patent term because, for example, of failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than what we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. If we are unable to obtain any patent term extensions, the issued pharmaceutical composition and method of treatment US patent for ANG-3777 is expected to expire during 2024, assuming it withstands any challenge. We expect that the other patents and patent applications, if issued, in our ANG-3777 portfolio, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, would expire from 2023 to 2040.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

        We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates, including ANG-3777 for DGF, and have not yet begun the process of applying to register trademarks for our current or any future product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, and we may not have adequate resources to enforce our trademarks.

        In addition, any proprietary name we propose to use with our current or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Relating to Our Common Stock and This Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

        The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section of this prospectus and others such as:

  ▪
  results from, and any delays in, our clinical trials for ANG-3777;
  ▪
  results of clinical trials of our competitors' products;
  ▪
  competition from existing products or new products that may emerge;
  ▪
  announcements by academic, guideline publishers or other third parties challenging the fundamental premises underlying our approach to treating AKI;
  ▪
  announcements of regulatory approval or disapproval of ANG-3777;
  ▪
  failure or discontinuation of any of our research and development programs;
  ▪
  manufacturing setbacks or delays of or issues with the supply of the materials for ANG-3777;
  ▪
  announcements relating to future licensing, collaboration or development agreements;
  ▪
  announcements relating to our existing collaborators;
  ▪
  delays in the commercialization of ANG-3777;
  ▪
  acquisitions and sales of new products, technologies or businesses;
  ▪
  quarterly variations in our results of operations or those of our future competitors;
  ▪
  changes in earnings estimates or recommendations by securities analysts;
  ▪
  announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;
  ▪
  developments with respect to intellectual property rights;
  ▪
  our commencement of, or involvement in, litigation;

  ▪
  changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;
  ▪
  any major changes in our board of directors or management;
  ▪
  new legislation in the United States or relevant foreign jurisdictions relating to the sale or pricing of pharmaceuticals;
  ▪
  FDA or other U.S. or foreign regulatory actions affecting us or our industry;
  ▪
  product liability claims or other litigation or public concern about the safety of ANG-3777;
  ▪
  market conditions in the pharmaceutical and biotechnology sectors; and
  ▪
  general economic conditions in the United States and abroad.

        In addition, the stock markets in general, and the markets for pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If we were to become involved in securities litigation, we could incur substantial costs and resources and the attention of our management could be diverted from the operation of our business.

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

        Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

  ▪
  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;
  ▪
  we might not have been the first to make the inventions covered by our pending patent applications or patents;
  ▪
  others may be able to develop a product similar to, or better than, ours in a way that is not covered by the claims of our patents;
  ▪
  we might not have been the first to file patent applications for these inventions;
  ▪
  others may independently develop similar or alternative technologies or duplicate any of our technologies;
  ▪
  any patents that we have or obtain may not provide us with any competitive advantages;
  ▪
  patents have limited term and geographic scope; we may not be able to secure patents that last long enough and are in relevant jurisdictions to effectively limit competition;
  ▪
  we may not develop additional proprietary technologies that are patentable; or

  ▪
  the patents of others may have an adverse effect on our business.

        Without patent protection for our compounds, pharmaceutical compositions, or formulations of our product candidates, our ability to assert our patents to stop others from using or selling our product, or other competitive products including our compounds, may be limited.

        If the patent applications we hold or have in-licensed with respect to present or future product candidates fail to issue, if their breadth and/or strength of protection is limited or challenged, or if they fail to provide meaningful exclusivity for present or future product candidates, it could dissuade companies from collaborating with us to develop future candidates and threaten our ability to commercialize future commercial products. Any such outcome could have a materially adverse effect on our business.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of September 30, 2020, upon the closing of this offering, we will have outstanding a total of 28,780,099 shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares of common stock and no exercise of outstanding options or warrants. Of these shares, all of the shares of our common stock sold in this offering (other than shares sold to entities affiliated with certain of our directors), plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

        The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of September 30, 2020, up to approximately 26.2 million additional shares of common stock will be eligible for sale in the public market, approximately 4.5 million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and applicable vesting schedules. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        In addition, as of September 30, 2020, approximately 5.6 million shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        After this offering, the holders of approximately 20.7 million shares of our common stock, or approximately 93.6% of our total outstanding common stock as of September 30, 2020, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate and substantial dilution of approximately $12.24 per share, based on the initial public offering price of $16.00 per share, and our pro forma net tangible book value as of September 30, 2020. In addition, following this offering, purchasers in this offering and the concurrent private placement will have contributed approximately 49.2% of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through September 30, 2020, but will own only approximately 22.8% of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering and the concurrent private placement, see "Dilution."

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

        We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock, including pursuant to our 2021 Incentive Award Plan and 2021 Employee Stock Purchase Plan. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

        In connection with the audit of our consolidated financial statements for the years ended December 31, 2018 and 2019 and our preparation of our consolidated unaudited financial statements for the nine months ended September 30, 2020, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified in our internal control over financial reporting related to (i) insufficient resources with knowledge and expertise in U.S. GAAP to properly evaluate certain transactions, including debt instruments, equity instruments and investments with related parties and (ii) insufficient financial reporting and close controls to ensure that there was the appropriate capture of expense accruals and appropriate calculations of stock compensation expense. We have taken certain actions to remediate the material weaknesses, including engaging SEC compliance and technical accounting consultants to assist in evaluating and recording transactions in accordance with U.S. GAAP and implementing financial reporting and close processes including for the appropriate capture of expense accruals and appropriate capture of the inputs used in the calculations of stock compensation expense. We intend to hire additional finance and accounting personnel to augment accounting staff and to provide more resources for complex accounting matters and financial reporting.

        However, we are still in the process of implementing these measures and we cannot assure you that these measures will be sufficient to remediate the material weaknesses that have been identified or prevent future material weaknesses or significant deficiencies from occurring.

        Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, (Sarbanes-Oxley). In light of the control deficiencies and the resulting material weaknesses that were previously identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley, additional material weaknesses and significant control deficiencies may have been identified. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley after the completion of this offering.

        If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, or discover additional material weaknesses in the future, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404, which could result in sanctions or other penalties that would harm our business.

        We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. The listing requirements of The Nasdaq Global Select Market and the rules of the Securities and Exchange Commission (SEC) require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

        After this offering, we will be subject to Section 404 and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act or smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or smaller reporting company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act) which means the market value of equity securities that is held by non-affiliates exceeds $700.0 million as of the last business day of the issuer's most recently completed second fiscal quarter and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

        To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend on CROs to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The Nasdaq Global Select Market or other adverse consequences that would materially harm to our business.

        We may also be subject to more stringent state law requirements. For example, in September 2018, California Governor Jerry Brown signed into law Senator Bill 826 (SB 826), which generally requires public companies with principal executive offices in California to have a minimum number of females on the company's board of directors. As of December 31, 2019, each public company with principal executive offices in California was required to have at least one female on its board of directors. By December 31, 2021, each public company will be required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. The new law does not provide a transition period for newly listed companies. Similarly, in January 2020, New York enacted a new law that mandates a study on the number of female directors on the board of corporations doing business in New York.

        Additionally, on September 30, 2020, California Governor Gavin Newsom signed into law Assembly Bill 979 (AB 979), which generally requires public companies with principal executive offices in California to include specified numbers of directors from "underrepresented communities." A director from an "underrepresented community" means a director who self-identifies as Black,

African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, gay, lesbian, bisexual or transgender. By December 31, 2021, each public company with principal executive offices in California is required to have at least one director from an underrepresented community. By December 31, 2022, a public company with more than four but fewer than nine directors will be required to have a minimum of two directors from underrepresented communities, and a public company with nine or more directors will need to have a minimum of three directors from underrepresented communities. Similar to SB 826, AB 979 does not provide a transition period for newly listed companies.

        If we fail to comply with either SB 826 or AB 979, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation of either law, and our reputation may be adversely affected.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in Jumpstart Our Business Act of 2012, (JOBS Act), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved. In addition, as an "emerging growth company," the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply for a period of time with the auditor attestation requirements of Section 404, and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

        We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company or smaller reporting company.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

        As of January 1, 2021, our executive officers, directors, holders of 5.0% or more of our capital stock and their respective affiliates held approximately 45.6% of our outstanding voting stock and, upon the closing of this offering, that same group will hold approximately 35.7% of our outstanding voting stock (inclusive of shares purchased in this offering and assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

        Dr. Goldberg, our Executive Chairman and Chief Scientific Officer, beneficially owns a substantial percentage of our outstanding equity securities. As of January 1, 2021, Dr. Goldberg beneficially owned 2,308,666 shares of our common stock, or approximately 10.4% of our total outstanding common stock. In addition, as of January 1, 2021, Dr. Goldberg's family members beneficially owned 3,654,637 shares of our common stock, or approximately 16.5% of our total outstanding common stock. Accordingly, Dr. Goldberg will have significant influence over all business decisions, including with respect to such matters as amendments to our charter, other fundamental corporate transactions, such as mergers, asset sales, and the sale of the Company, and otherwise will be able to influence our business and affairs.

We have completed and may in the future complete related party transactions that were not and may not be conducted on an arm's length basis.

        We have in the past and continue to be party to certain transactions with certain entities affiliated with Dr. Goldberg, our Executive Chairman and Chief Scientific Officer, as well as certain of his immediate family members. For instance, in November 2013, we granted Ohr Cosmetics, LLC (Ohr), an affiliated company, an exclusive worldwide license, with the right to sublicense, under our patent rights covering one of our CYP26 inhibitors, ANG-3522, for the use in treating conditions of the skin or hair. We own, and the family of Dr. Goldberg, owns approximately 2.4% and 81.3%, respectively, of the membership interests in Ohr. Dr. Goldberg's son is the manager of Ohr.

        In addition, we rent office and laboratory space in Uniondale, New York from NovaPark LLC (NovaPark), an affiliated company, under a lease that expires on June 20, 2026. The space that we rent is part of an approximately 110,000-square-foot general laboratory and development facility (NovaPark Facility) for biological and chemistry research owned by NovaPark. For the year ended December 31, 2018, we recorded rent expense for fixed lease payments of $1.6 million, including $0.5 million to adjust rent to the market rate for 2011 through 2017, and variable expenses related to the lease of $0.6 million. We recorded rent expense for fixed lease payments of $1.6 million and $1.0 million and variable expenses related to the lease of $0.6 million and $0.4 million for the year ended December 31, 2018 and 2019. We recorded rent expense for fixed lease payments of $0.8 million and variable expenses related to the lease of $0.4 million for the nine months ended September 30, 2020. Variable expenses include NovaPark management fees of $0.1 million for each of the years ended December 31, 2018 and 2019 and $0.1 million for the nine months ended September 30, 2020. We account for our investment in NovaPark under the equity method of accounting. We own, and Dr. Goldberg, and Rina Kurz, Dr. Goldberg's spouse, own 10%, 45% and 45%, respectively, of the membership interests in NovaPark.

        Furthermore, we are party to a consulting agreement with Dr. Goldberg's spouse and Dr. Goldberg's son is a full-time employee.

        We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of related-person transactions. However, as of January 1, 2021, Dr. Goldberg beneficially owned 2,308,666 shares of our common stock, or approximately 10.4% of our total outstanding common stock. Accordingly, he will have significant influence over all business decisions, including with respect to such matters as amendments to our charter, other fundamental corporate transactions, such as mergers, asset sales, and the sale of the Company, and otherwise will be able to influence our business and affairs.

We have broad discretion to determine how to use the funds raised in this offering and the concurrent private placement, and may use them in ways that may not enhance our operating results or the price of our common stock.

        Our management will have broad discretion over the use of proceeds from this offering and the concurrent private placement, and we could spend the proceeds from this offering and the concurrent private placement in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We intend to use the net proceeds from this offering and the concurrent private placement together with our existing cash and cash equivalents to fund: (i) our ongoing Phase 3 registration trial of ANG-3777 for DGF and prepare for and complete our New Drug Application (NDA) submission for ANG-3777 for DGF; (ii) our ongoing Phase 2 clinical trial and Phase 3 clinical trial of ANG-3777 for CSA-AKI; (iii) our ongoing Phase 2 clinical trial of ANG-3777 for ALI; (iv) our ongoing Phase 1 clinical trial of ANG-3070 and the initiation of a Phase 2 clinical trial; and (v) our earlier stage research and development efforts, including for our ROCK2 inhibitor and CYP11B2 inhibitor programs. Any remaining amounts will be used for working capital and general corporate purposes. If we do not successfully invest or apply the proceeds of this offering and the concurrent private placement, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

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  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
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  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
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  the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;
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  the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
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  the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
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  the requirement that a special meeting of stockholders may be called only by our chief executive officer or president or chairperson of the board of directors or by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see "Description of Capital Stock."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

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  We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.
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  We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
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  We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
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  We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.
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  The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.
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  We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

        We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

General Risk Factors

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

        The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including most recently as a result of the COVID-19 pandemic. Such volatility and disruptions have caused and may continue to cause severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Any claims relating to improper handling, storage, or disposal of hazardous materials used in our business could be costly and delay our research and development efforts.

        Our research and development activities involve the controlled use of potentially harmful hazardous materials, including volatile solvents and chemicals causing cancer. Our operations also produce hazardous waste products. We face the risk of contamination or injury from the use, storage, handling, or disposal of these materials. We are subject to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant, and current or future environmental regulations may impair our research, development, or production efforts. If one of our employees were accidentally injured from the use, storage, handling, or disposal of these materials, the medical costs related to their treatment would be covered by our workers' compensation insurance policy. However, we do not carry specific hazardous waste insurance coverage and our general liability insurance policy specifically excludes coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be subject to criminal sanctions or fines or be held liable for damages, our operating licenses could be revoked, or we could be required to suspend or modify our operations and our research and development efforts.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB) or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, may retroactively affect previously reported results, could cause unexpected financial reporting fluctuations and may require us to make costly changes to our operational processes and accounting systems.

Our business could be affected by litigation, government investigations and enforcement actions.

        We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment, and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief, and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

        Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

        We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct or unauthorized activities that violates (i) the laws and regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (iv) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

If we engage in an acquisition, reorganization or business combination, we will incur a variety of risks potentially adversely affecting our business operations or our stockholders.

        From time to time we have considered, and we will continue to consider in the future, strategic business initiatives intended to further the expansion and development of our business. These initiatives may include acquiring businesses, technologies, or products or entering into a business combination with another company. If we pursue such a strategy, we could, among other things:

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  issue equity securities dilutive to our current stockholders' percentage ownership;
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  incur substantial debt straining our operations;
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  spend substantial operational, financial, and management resources to integrate new businesses, technologies, and products;
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  assume substantial actual or contingent liabilities;
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  reprioritize our development programs and even cease development and commercialization of our product candidates; or
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  merge with, or otherwise enter into a business combination with, another company in which our stockholders would receive cash and/or shares of the other company on terms certain of our stockholders may not deem desirable.

        Although we intend to evaluate and consider acquisitions, reorganizations, and business combinations in the future, we have no agreements or understandings with respect to any acquisition, reorganization, or business combination at this time.

Security breaches, cyber-attacks, or other disruptions or incidents could expose us to liability and affect our business and reputation.

        We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, clinical trial data and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, "hacktivists," patient groups, disgruntled current or former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance. We have implemented information security measures to protect our systems, proprietary information and sensitive data, including the personal information of clinical trial participants against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion. Like other companies in our industry, we have experienced attacks to our data and systems, including malware and computer viruses. Any security breach of other incident, whether real or perceived, would cause us to lose product sales, and suffer reputational damage and loss of customer confidence. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. If a security breach, cyber-attack, or other disruption is the result of state-sponsored activities, it may be considered an "act-of-war", potentially making us ineligible for reimbursement under our insurance policies covering such attacks. Any one of these events could cause our business to be materially harmed and our results of operations would be adversely impacted.

The occurrence of natural disasters, including a tornado, an earthquake, or fire, or any material failure, weakness, interruption, cyber-attack, security incident, or any other catastrophic event, could disrupt our operations or the operations of third parties who provide vital support functions to us, which could have a material adverse effect on our business, results of operations, and financial condition.

        We and the third-party service providers on which we depend for various support functions, such as data storage, are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism, physical theft, power loss, war, state-sponsored attacks, telecommunications failure and similar unforeseen events beyond our control, as well as from internal and external security breaches, malware and viruses, denial or degradation of service attacks, ransomware, cyber events and other disruptive problems. Such events could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition, and prospects.

        If a natural disaster, power outage, security incident or other event occurred that prevented us from using all or a significant portion of our offices or other facilities, damaged critical infrastructure such as our data storage facilities, financial systems, or manufacturing resource planning and quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. In addition, the failure of our systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security could result in delays and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

        Furthermore, parties in our supply chain may be operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

We are subject to numerous and varying data privacy and security laws, regulations and standards, and our failure to comply could result in penalties and reputational damage.

        We are subject to domestic and foreign laws and regulations concerning data privacy, information security and the protection of personal information including health information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business and is expected to increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations, including state security breach notification laws, federal and state health information privacy laws (including HIPAA), and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of personal information. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. For example, the California Consumer Privacy Act (CCPA) went into effect January 1, 2020. The CCPA, among other things, imposes new data privacy obligations on covered companies and provides expanded privacy rights to California residents, including the right to access, delete and opt out of certain disclosures of their information. The CCPA provides for civil penalties for violations, as well as a private right of action with statutory damages for certain data breaches, which may increase the frequency and likelihood of data breach litigation. Although the law includes limited exceptions, including for "protected health information" maintained by a covered entity or business associate, such exceptions may not apply to all of our operations and processing activities. Further, the California Privacy Rights Act (CPRA), recently passed in California. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In addition, the CCPA has prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs and adversely affect our business. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA or applicable state laws.

        We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions, including Canada, Australia, Brazil, Georgia and Europe. For example, the European Union General Data Protection Regulation (GDPR) governs certain collection and other processing activities involving personal data about individuals in the European Economic Area and the United Kingdom. Among other things, the GDPR imposes requirements regarding the security of personal data, the rights of data subjects to access and delete personal data, requires having lawful bases on which personal data can be processed and transferred outside of the European Economic Area, requires changes to informed consent practices, and requires more detailed notices for clinical trial participants and investigators. In addition, the GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Relatedly, following the United Kingdom's withdrawal from the European Economic Area and the European Union, and the expiry of the transition period, companies will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

        Compliance with U.S. and foreign privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners' or suppliers' ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. If we fail to comply with any such laws, rules or regulations, we may face government investigations and/or enforcement actions, fines, civil or criminal penalties, private litigation or adverse publicity that could adversely affect our business, financial condition and results of operations.

U.S. tax legislation and future changes to applicable U.S. tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.

        Changes in laws and policy relating to taxes may have an adverse effect on our business, financial condition and results of operations. For example, the U.S. government enacted significant tax reform legislation in 2017, which, as modified by the CARES Act, contains, certain provisions which may adversely affect us. Changes include, but are not limited to, a federal corporate income tax rate decrease to 21% for tax years beginning after December 31, 2017, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, eliminating carrybacks of net operating losses for tax years beginning after December 31, 2020, providing for indefinite carryforwards for losses generated in tax years after December 31, 2017, imposing significant additional limitations on the deductibility of interest, allowing for the accelerated expensing of capital expenditures, and putting into effect the migration from a "worldwide" system of taxation to a largely territorial system. The legislation is unclear in many respects and may continue to be subject to potential amendments, technical corrections, interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which may mitigate or increase certain adverse effects of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation. Generally, future changes in applicable U.S. tax laws and regulations, or their interpretation and application could have an adverse effect on our business, financial condition and results of operations.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

        The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the Federal Courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have obtained or licensed, or that we might obtain or license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have obtained or licensed or that we may obtain or license in the future.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        If we choose to go to court to stop another party from using the inventions claimed in any patents we obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits are expensive, would consume time and resources and would divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also a risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our patents. In addition, the United States Supreme Court has recently modified some tests used by the USPTO in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our product candidates.

        Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot guarantee that our products or product candidates, or their manufacture or use, will not infringe third-party patents. Furthermore, a third party may claim that we or our manufacturing or commercialization collaborators are using inventions covered by the third party's patent rights. It is also possible that a third party might allege that our products or product candidates, or their manufacture or use, incorporate or rely on trade secrets improperly received from the third party. A third party alleging violations of their intellectual property rights may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. Defense of such claims, regardless of their merit, are costly and could affect our results of operations and divert the attention of managerial and scientific personnel.

        There is a risk that a court would decide that we or our commercialization collaborators are infringing the third party's intellectual property rights and would order us or our collaborators to stop relevant activities. In that event, we or our commercialization collaborators may not have a viable way to avoid the infringement and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages for having infringed the other party's intellectual property rights. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

        If we are sued for patent or other intellectual property (e.g., trade secret, trademark, etc.) infringement, we could incur significant costs, and delays in our product development or commercialization.

        For example, in order to prevail in a suit alleging patent infringement, we would need to demonstrate that our products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity of a patent is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming.

        We cannot be certain that others have not filed patent applications or obtained issued patents for technology that we need to use to commercialize our products, at least because:

  ▪
  some patent applications in the United States may be maintained in secrecy until the patents are issued;
  ▪
  patent applications in the United States are typically not published until 18 months after the priority date;

  ▪
  even published patent applications and patents may be difficult or impossible to identify if their records in available databases are incomplete or inaccurate, or are in a language that is not readily amendable to searching in English; and
  ▪
  publications in the scientific literature often lag behind actual discoveries.

        Our most advanced programs are currently in clinical trials. Patent laws of various jurisdictions, including the United States, exempt clinical trial activities, and most or all preclinical work, from patent infringement. These exemptions expire when clinical work is completed and application for a commercialization license (e.g., a New Drug Application) is submitted to a relevant regulatory authority (e.g., the FDA). Accordingly, we cannot be confident that third parties will not allege patent infringement with respect to our existing products or programs merely because they have not yet done so.

        Our competitors may have filed, and may in the future file, patent applications covering technology like ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our United States patent position with respect to such inventions, and granting such position to the third party, so that we may need to seek a license from such third party to continue our use of the technologies, which license might not be available, or might impose significant costs.

        Other countries have similar laws that permit secrecy of patent applications and may be entitled to priority over our applications in such jurisdictions.

        In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        We may not have sufficient resources to bring actions alleging intellectual property infringement to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates. Furthermore, even if we are successful in proceedings relating to alleged intellectual property infringement or misappropriation, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us.

        Some of our competitors may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to the USPTO and non-United States patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance could have a material adverse effect on our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

        As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, validity or enforceability of, or right to use, valuable intellectual property. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

        We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA's disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, and we may encounter significant problems in securing and defending our intellectual property rights outside the United States.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in certain countries. The legal systems of certain countries, particularly certain developing countries, do not always favor the enforcement of patents, trade secrets, and other intellectual property rights, particularly those relating to pharmaceutical products, which could make it difficult for us to stop infringement of our patents, misappropriation of our trade secrets, or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our intellectual property rights in foreign countries could result in substantial costs, divert our efforts and attention from other aspects of our business, and put our patents in these territories at risk of being invalidated or interpreted narrowly, or our patent applications at risk of not being granted, and could provoke third parties to assert claims against us. We may not prevail in all legal or other proceedings that we may initiate and, if we were to prevail, the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If securities or industry analysts do not publish research or reports about our business, or if an adverse or misleading opinion regarding our stock or business is published by anyone, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. It may also be influenced by research, reports, and other opinions and statements published by others, including on social media. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us, or others, issues an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts or others, demand for our common stock could decrease and our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

  ▪
  the potential benefits, activity, effectiveness and safety of our product candidates;
  ▪
  the success and timing of our preclinical studies and clinical trials, including the timing and availability of data from such clinical trials;
  ▪
  the primary endpoints to be utilized in our clinical trials;
  ▪
  our and our collaborators' ability to obtain and maintain regulatory approval of ANG-3777 and any other product candidates we may develop, and the labeling under any approval we may obtain;
  ▪
  the scope, progress, expansion, and costs of developing and commercializing our product candidates;
  ▪
  our dependence on existing and future collaborators for commercializing product candidates in the collaboration;
  ▪
  our receipt and timing of any milestone payments or royalties under any existing or future research collaboration and license agreements or arrangements;
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  the potential effects of the COVID-19 pandemic on our business and operations, results of operations and financial performance;
  ▪
  the size and growth of the potential markets for our product candidates and the ability to serve those markets;
  ▪
  our expectations regarding our expenses and revenue, the sufficiency of our cash resources, and needs for additional financing;
  ▪
  regulatory developments in the United States and other countries;
  ▪
  the rate and degree of market acceptance of any future products;
  ▪
  the implementation of our business model and strategic plans for our business and product candidates, including additional indications for which we may pursue;
  ▪
  our expectations regarding competition;
  ▪
  our anticipated growth strategies;
  ▪
  the performance of third-party manufacturers;
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  our ability to establish and maintain development partnerships;
  ▪
  our expectations regarding federal, state, and foreign regulatory requirements;
  ▪
  our ability to obtain and maintain intellectual property protection for our product candidates;
  ▪
  the successful development for our sales and marketing capabilities;
  ▪
  the hiring and retention of key scientific or management personnel;
  ▪
  the anticipated trends and challenges in our business and the market in which we operate;
  ▪
  our estimated cash and cash equivalents balance as of December 31, 2020; and
  ▪
  the use of our net proceeds from this offering and the concurrent private placement.

        These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends we believe may affect our business, financial condition, and operating results. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, potentially causing actual future results or events to differ materially from the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

        The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from our management's estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In some cases, we do not expressly refer to the sources from which this information is derived.

        Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of 5,000,000 shares of our common stock in this offering and 1,562,500 shares of our common stock in the concurrent private placement will be approximately $95.3 million at an initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $106.5 million at an initial public offering price of $16.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds from this offering and the concurrent private placement as follows:

  ▪
  approximately $15.0 million to $25.0 million to fund our ongoing Phase 3 registration trial of ANG-3777 for DGF and to prepare for and complete our New Drug Application (NDA) for DGF;
  ▪
  approximately $11.5 million to $21.5 million to fund our ongoing Phase 2 clinical trial and to initiate our Phase 3 trial of ANG-3777 for CSA-AKI;
  ▪
  approximately $6.0 million to $11.0 million to fund our ongoing Phase 2 clinical trial of ANG-3777 for ALI;
  ▪
  approximately $17.0 million to $27.0 million to fund our ongoing Phase 1 clinical trial of ANG-3070 and the initiation of a Phase 2 clinical trial;
  ▪
  approximately $12.0 million to $22.0 million to fund our earlier stage research and development efforts, including for our ROCK2 inhibitor and CYP11B2 inhibitor programs; and
  ▪
  any remaining proceeds for working capital and general corporate purposes.

        We estimate that our current cash and cash equivalents together with the net proceeds from this offering and the concurrent private placement, will be sufficient to fund our planned operations for at least into the fourth quarter of 2022, including through at least the completion of our Phase 3 clinical trial and NDA submission for ANG-3777 for DGF, the completion of our Phase 2 clinical trials of ANG-3777 for CSA-AKI and ALI, the completion of our Phase 1 clinical trial of ANG-3070 and the IND filing for our lead development candidate under our ROCK2 inhibitor program.

        This expected use of the net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering and the concurrent private placement or the amounts that we will actually spend on the uses set forth above.

        The amounts and timing of our actual expenditures and the extent of our development activities may vary significantly depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, the continued enrollment, status and eventual results of ongoing clinical trials, preclinical and clinical development programs, the amount and timing of additional revenue or grants, if any, received from our relationships with third parties and whether we are able to enter into future collaborations, partnerships, or licensing relationships. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue other clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected. As in the past, we will continue to apply for competitive grants from the United States government. To the extent the planned studies described here can be paid for under government grants, management expects to reallocate funds budgeted for these studies to support other programs, with the primary goal of advancing compounds into the clinic.

        Pending our use of the net proceeds from this offering and the concurrent private placement, we intend to invest the net proceeds in interest-bearing, investment-grade instruments and government securities.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020:

  ▪
  on an actual basis;

  ▪
  on a pro forma basis to give effect to: (i) the issuance of $5.0 million in aggregate principal amount of convertible promissory notes following September 30, 2020 (the New Notes); (ii) the issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of outstanding warrants in January 2021; (iii) the conversion of all shares of our outstanding convertible preferred stock plus accrued dividends and convertible promissory notes plus accrued interest (including the New Notes) into an aggregate of 5,870,829 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021), (iv) the net exercise of warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share), (v) the forward stock split effected on February 1, 2021; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

  ▪
  on a pro forma as adjusted basis to give further effect to the sale of 5,000,000 shares of our common stock in this offering and the sale of 1,562,500 shares of our common stock in the concurrent private placement, in each case, at an initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth in the sections of this prospectus titled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (In thousands, except share and per share data)
Cash and cash equivalents	$14,111	$19,111	$114,361

Convertible promissory notes payable at fair value	$40,528	$—	$—
Series C convertible preferred stock at amortized cost	21,248	—	—
Series C convertible preferred stock at fair value	2,244	—	—
Warrant liability	7,055	148	148
Shareholders' equity:
Common stock, $0.01 par value; 46,674,809 shares authorized; 15,521,291 shares issued and 15,209,127 shares outstanding, actual; $0.01 par value—300,000,000 shares authorized, pro forma and pro forma as adjusted; 22,158,107 shares issued and outstanding, pro forma; 28,720,607 shares issued and outstanding, pro forma as adjusted	155	223	296
Preferred stock, $0.01 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Treasury stock, 312,164 shares outstanding	(1,810)	(1,810)	(1,810)
Additional paid-in capital	70,215	147,197	242,374
Accumulated other comprehensive loss	(65)	(65)	(65)
Accumulated deficit	(131,687)	(132,810)	(132,810)

Total stockholders' (deficit) equity	(63,192)	12,735	107,985

Total capitalization	$7,883	$12,883	$108,133

        The number of shares of our common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above excludes the following:

  ▪
  3,337,481 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $6.79 per share;

  ▪
  644,043 shares of our common stock subject to restricted stock units outstanding as of September 30, 2020 for which the vesting condition was not satisfied;

  ▪
  1,225,294 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $7.70 per share;

  ▪
  736,802 shares of our common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will no longer be available for issuance effective on the day prior to the first public trading date of our common stock;

  ▪
  4,280,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock, and from which we have granted option awards exercisable for 695,066 shares of our common stock to certain of our officers and employees, which grants became effective on the day prior to the first public trading date of our common stock; and

  ▪
  390,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock.

DILUTION

        If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering and the concurrent private placement.

        As of September 30, 2020, we had a historical net tangible book value (deficit) of $(64.7) million, or $(4.25) per share of common stock. Our net tangible book value represents total tangible assets less total liabilities all divided by the number of shares of our common stock outstanding on September 30, 2020. Our pro forma net tangible book value as of September 30, 2020, before giving effect to this offering and the concurrent private placement, was $12.7 million, or $0.58 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering and the concurrent private placement, gives effect to: (i) the issuance of $5.0 million in aggregate principal amount of convertible promissory notes following September 30, 2020 (the New Notes); (ii) the issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of outstanding warrants in January 2021; (iii) the conversion of all shares of our outstanding convertible preferred stock plus accrued dividends and convertible promissory notes plus accrued interest (including the New Notes) into an aggregate of 5,870,829 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021), (iv) the net exercise of warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share), (v) the forward stock split effected on February 1, 2021; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

        Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering and the concurrent private placement. After giving effect to the sale of shares of our common stock in this offering and the concurrent private placement at an initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been approximately $108.0 million, or $3.76 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.18 per share to existing stockholders and an immediate dilution of $12.24 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$16.00
Historical net tangible book value per share as of September 30, 2020	$(4.25)
Pro forma increase in net tangible book value per share	4.83

Pro forma net tangible book value per share as of September 30, 2020	0.58
Increase in pro forma net tangible book value per share attributable to new investors	3.18

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement		3.76

Dilution per share to new investors participating in this offering		$12.24

        If the underwriters fully exercise their option to purchase additional shares, our pro forma as adjusted net tangible book value after this offering and the concurrent private placement would increase to approximately $3.93 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $3.35 per share and the dilution to new investors purchasing shares in this offering would be $12.07 per share.

        To the extent that outstanding options or warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

        The following table shows, as of September 30, 2020, on a pro forma as adjusted basis, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering and the concurrent private placement at an initial public offering price of $16.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share data and percentages):

			Total Consideration
	Shares Purchased				Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,158,107	77.2%	$108,462,717	50.8%	$7.03
Investors participating in this offering and the concurrent private placement	6,562,500	22.8%	$105,000,000	49.2%	$16.00

Total	28,720,607	100.0%	$213,462,717	100.00%	$9.08

        The number of shares of our common stock to be outstanding after this offering is based on 15,209,127 shares of our common stock outstanding as of September 30, 2020, including 18,232 unvested restricted shares of our common stock subject to repurchase as of September 30, 2020, and excludes the following:

  ▪
  3,337,481 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $6.79 per share;

  ▪
  644,043 shares of our common stock subject to restricted stock units outstanding as of September 30, 2020 for which the vesting condition was not satisfied;

  ▪
  1,225,294 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $7.70 per share;

  ▪
  736,802 shares of our common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will no longer be available for issuance effective on the day prior to the first public trading date of our common stock;

  ▪
  4,280,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock, and from which we have granted option awards exercisable for 695,066 shares of our common stock to certain of our officers and employees, which grants became effective on the day prior to the first public trading date of our common stock; and

  ▪
  390,000 shares of our common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective on the day prior to the first public trading date of our common stock.

 CONCURRENT PRIVATE PLACEMENT

        One or more entities affiliated with Vifor International, Ltd. (Vifor Pharma) is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a price per share equal to the initial public offering price in this offering for aggregate gross proceeds of $25.0 million. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will serve as placement agents for the concurrent private placement and receive a placement agent fee equal to 3% of the total purchase price of the private placement shares. The concurrent private placement is contingent on the closing of this offering and the satisfaction of certain other customary conditions. However, this offering is not contingent on the consummation of the concurrent private placement. In connection with the concurrent private placement, we will enter into a securities purchase agreement with Vifor Pharma.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected historical consolidated financial data as of and for the periods indicated. We have derived the selected consolidated statements of operations data for the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2019 and 2020 and the balance sheet data as of September 30, 2020 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2019 and 2020. You should read these data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus and are qualified in their entirety by those consolidated financial statements and related notes. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue:
Contract revenue	$4,000	$—	$—	$—
Grant revenue	29	1,487	791	2,421

Total revenue	4,029	1,487	791	2,421

Operating expenses:
Cost of contract revenue	281	—	—	—
Cost of grant revenue	97	640	341	1,064
Research and development	12,602	29,837	19,390	27,912
General and administrative	5,391	9,601	5,458	14,868

Total operating expenses	18,371	40,078	25,189	43,844

Loss from operations	(14,342)	(38,591)	(24,398)	(41,423)
Other income (expense)	(5,683)	(2,067)	(245)	(9,809)

Net loss	$(20,025)	$(40,658)	$(24,643)	$(51,232)
Preferred stock dividends	(4,980)	—	—	—

Net loss attributable to common stockholders	$(25,005)	$(40,658)	$(24,643)	$(51,232)

Net loss per common share, basic and diluted(1)	$(2.58)	$(2.82)	$(1.71)	$(3.51)

Weighted-average number of common shares outstanding, basic and diluted(1)	9,685,890	14,435,279	14,442,294	14,609,213

Pro forma net loss per common share, basic and diluted (unaudited)(1)		$(2.65)		$(3.03)

Weighted-average number of common shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)		15,363,535		16,899,691

(1)
See Note 2 to each of our audited and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, basic and diluted pro forma net loss per common share, and the weighted-average number of common shares used in the computation of the per share amounts.

	As of December 31,
			As of September 30, 2020
	2018	2019
	(in thousands)		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$25,512	$5,571	$14,111
Working capital(1)	18,324	(20,469)	(63,965)
Total assets	26,628	11,886	22,744
Total liabilities	7,717	30,472	85,936
Accumulated deficit	(39,797)	(80,455)	(131,687)
Total stockholders' equity (deficit)	18,911	(18,586)	(63,192)

(1)
Working capital is defined as total current assets less total current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to the historical financial information, this discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions, forecasts and projections. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled "Risk Factors" and elsewhere in this prospectus. You should carefully read the section of this prospectus titled "Risk Factors" to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled "Special Note Regarding Forward-Looking Statements."

Overview

        We are a late-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Our goal is to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have limitations. Our lead product candidate, ANG-3777, is a hepatocyte growth factor (HGF) mimetic that we are currently evaluating in multiple acute organ injuries and related indications, including acute kidney injury (AKI) and injuries to other major organs, such as the lungs, central nervous system (CNS) and heart. Within AKI, we are currently evaluating ANG-3777's ability to improve kidney function and reduce the severity of transplant-associated AKI, also known as delayed graft function (DGF), in patients at risk for kidney dysfunction, as well as for the treatment of AKI associated with cardiac surgery involving cardiopulmonary bypass (CSA-AKI). We are also evaluating ANG-3777 for indications within acute lung injury (ALI), with our primary focus on acute respiratory distress syndrome (ARDS), as well as acute CNS injuries. We are advancing multiple programs for the treatment of fibrotic diseases, leading with ANG-3070, a tyrosine kinase inhibitor (TKI), and our inhibitor of rho kinase 2 (ROCK2). We also continue to develop other preclinical product candidates, including our CYP11B2 (aldosterone synthase) inhibitors, which we are investigating for the purpose of targeting aldosterone-related fibrotic diseases.

        Since our inception, we have devoted substantially all of our efforts and financial resources to conducting research and development activities, including drug discovery and pre-clinical studies and clinical trials, establishing and maintaining our intellectual property portfolio, organizing and staffing our business, business planning, raising capital and providing general and administrative support for these operations. Prior to 2014, our efforts were primarily focused on researching a number of pathways related to serious organ diseases and applying our medicinal chemistry expertise towards creating potential therapeutics to address the unmet medical needs of patients. During this time period, our operations were funded primarily through the receipt of U.S. government grants and contracts. In 2014, we began raising capital through the sale of debt and equity securities as well as licenses, and since that time have significantly expanded our operations, with a focus on advancing our lead product candidate, ANG-3777, into and through multiple clinical programs and accelerating our other development programs, including our second product candidate, ANG-3070. From our inception through September 30, 2020, we have received an aggregate of $177.0 million in funding, which includes approximately $68.5 million from U.S. government grants and contracts and aggregate gross proceeds of $108.5 million through the issuance and sale of our debt and equity securities. In addition, in the year ended December 31, 2018, we received an upfront payment of $4.0 million from Sinovant pursuant to the Sinovant License discussed below. We also received an upfront payment under our license agreements with Vifor (International) Ltd. (Vifor Pharma) of $30 million in November 2020. As of September 30, 2020, we had cash and cash equivalents of $14.1 million (excluding such payment).

        We do not have any products approved for sale and have not generated any revenue from product sales since our inception and do not expect to generate revenue from product sales unless we successfully develop and we or our collaborators commercialize our product candidates, which we do not expect to occur for several years, if ever. In addition, a significant portion of our future revenue and cash resources is expected to be derived from our license agreement with Vifor Pharma (the Vifor License) and, to a lesser extent, our license agreement with Sinovant Sciences HK Limited (Sinovant and the Sinovant License). Our net losses were $20.0 million and $40.7 million for the years ended December 31, 2018 and 2019, respectively, and $24.6 million and $51.3 million for the nine months ended September 30, 2019 and 2020, respectively. As of September 30 2020, we had an accumulated deficit of $131.7 million. We expect to continue to incur net losses for the foreseeable future, and we expect our expenses and operating losses to increase substantially as we advance ANG-3777. ANG-3070 and our other product candidates through clinical trials and preclinical development, and as we seek regulatory approval for ANG-3777, ANG-3070 or any of our other product candidates. In addition, if we seek approval for any of our wholly-owned product candidates or those for which we retain the right to commercialize, we expect to incur additional expenses as we expand our clinical, regulatory, quality, manufacturing and commercialization capabilities, incur significant commercialization expenses for marketing, sales, manufacturing and distribution if we obtain marketing approval for such product candidates. Finally, we expect to incur increased expenses to protect our intellectual property and expand our general and administrative support functions, including hiring additional personnel, as well as incur additional costs associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical development activities, other research and development activities and pre-commercialization activities.

        We rely on third parties in the conduct of our preclinical studies and clinical trials and for manufacturing and supply of our product candidates. We have no internal manufacturing capabilities, and we expect to continue to rely on third parties, many of whom are single-source suppliers, for our preclinical study and clinical trial materials. In addition, we do not yet have a marketing or sales organization or commercial infrastructure. Accordingly, we will incur significant expenses to develop a marketing and sales organization and commercial infrastructure in advance of generating any product sales of wholly-owned product candidates or those for which we retain the right to commercialize. Furthermore, we will need to make continued investment in development studies, registration activities and the development of commercial support functions including quality assurance and safety pharmacovigilance before we will be in a position to sell any of our product candidates, if approved.

COVID-19 Update

        A novel strain of coronavirus SARS-CoV-2 and the resulting disease, coronavirus disease 2019 (COVID-19), were first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization. COVID-19 has placed strains on the providers of healthcare services, including the healthcare institutions where we conduct our clinical trials. These strains have resulted in institutions prohibiting the initiation of new clinical trials, enrollment in existing trials and restricting the on-site monitoring of clinical trials. For example, our Phase 3 registration trial of ANG-3777 to improve kidney function and reduce the severity of DGF, patient enrollment between February 2020 and when we completed enrollment was impacted by public safety restrictions related to the COVID-19 pandemic. Our Phase 2 clinical trial of ANG-3777 in patients at risk for developing AKI following cardiac surgery involving cardiopulmonary bypass has been similarly impacted. We are continuing to evaluate the impact of the COVID-19 restrictions on our expected pace of enrollment, as such impacts could delay the timing of topline results in either our Phase 3 study in DGF or our Phase 2 clinical trial in CSA-AKI. We also follow FDA guidance on clinical trial conduct during the COVID-19 pandemic, including the remote monitoring of clinical data.

        At this time, we do not expect any disruption in our supply chain of drugs necessary to conduct our clinical trials and given our drug inventories, and we believe we will be able to supply the drug needs of our clinical trials in 2020 and 2021. However, we are continuing to evaluate our clinical supply chain in light of the COVID-19 pandemic.

        Numerous state and local jurisdictions have imposed, and others in the future may impose, "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our corporate operations are based, issued "shelter-in-place" or "stay at home" orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Similar orders and restrictions have been imposed in New York and Massachusetts, and such orders or restrictions have resulted in our office closing, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations. We are supporting our employees by utilizing remote work, leveraging virtual meeting technology and encouraging employees to follow local guidance.

        The global pandemic of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, including our clinical trials, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

License, Collaboration and Grant Agreements

License Agreement with Vifor Pharma

        In November 2020, we granted Vifor Pharma, an exclusive, global (excluding Greater China), royalty-bearing license, with the right to sublicense through multiple tiers subject to our consent for certain specified conditions, for the commercialization of ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of AKI, and congestive heart failure (collectively, the Renal Indications), beginning with DGF and CSA-AKI. The Vifor License also grants Vifor Pharma exclusive rights, with a right to sublicense subject to our consent for certain specified conditions, to develop and manufacture ANG-3777 for commercialization in Renal Indications worldwide (excluding Greater China) in cooperation with us or independently. We retain the right to develop and commercialize combination therapy products combining ANG-3777 with our other proprietary molecules, subject to Vifor Pharma's right of first negotiation with respect to global (excluding Greater China) rights to such combination therapy products in the Renal Indications.

        Pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that we received in November 2020, a $30 million equity investment and $20 million due upon enrolling the first patient in a Phase 3 trial of ANG-3777 for CSA-AKI. In December 2020, we issued Vifor Pharma a convertible promissory note in aggregate principal amount of $5 million as part of the equity investment, which will automatically convert into shares of our common stock upon the consummation of this offering, and one or more entities affiliated with Vifor Pharma is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement at a price per share equal to the initial public offering price in this offering for aggregate gross proceeds of $25.0 million. We are also eligible to receive post-approval milestones of up to approximately $260 million. Further, we are eligible to receive milestone payments based upon global net sales: in the United States, the milestone payments range from $100 million to $450 million, based upon annual U.S. net sales tiers between $300 million and $1 billion, and outside the United States, the milestone payments range from $75 million to $200 million, based upon annual net sales tiers between $250 million and $550 million. In aggregate, we are eligible for sales milestone payments totaling $1.585 billion and a total potential deal value of up to $1.925 billion (subject to certain reductions and offsets). We are also eligible to receive tiered royalties on global net sales of ANG-3777 at royalty rates of 10% for annual U.S. net sales below $100 million, mid-teens to low twenties for annual U.S. net sales between $100 million and $500 million and 40% for annual U.S. net sales above $500 million. Outside the United States, we are eligible to receive tiered royalties on annual ex-U.S. net sales of ANG-3777 at royalty rates of 10% for annual ex-U.S. net sales below $50 million, mid-teens to low twenties for annual ex-U.S. net sales between $50 million and $250 million and 40% for annual ex-U.S. net sales above $250 million. Such milestones and royalties are subject to certain specified reductions and offsets.

        Under the Vifor License, we retain responsibility at our own cost for executing a pre-specified clinical development plan, which has been designed to obtain regulatory approvals of ANG-3777 for the DGF and CSA-AKI indications in the United States, the European Union, Switzerland and the United Kingdom. The plan includes the completion of our ongoing and currently planned clinical trials and other clinical development activities in such indications. We will be responsible for regulatory interactions and filings relating to such indications in the United States, and Vifor Pharma will be responsible for such matters outside the United States. We will share equally with Vifor Pharma the cost of related post-approval clinical development activities for such indications. We will conduct drug substance and drug product development for ANG-3777 for DGF and CSA-AKI until production scale at our cost. Prior to the first regulatory approval of ANG-3777 for DGF or CSA-AKI in the United States or the European Union, Vifor Pharma will assume responsibility of the commercial manufacture of ANG-3777 for such indications in accordance with a supply agreement to be negotiated in good faith between Vifor Pharma and us. In addition, Vifor Pharma will be solely responsible at its own cost for the commercialization of DGF and CSA-AKI indications and any other Renal Indications, both within and outside of the United States (excluding Greater China). Pursuant to the Vifor License, we expect to collaborate with Vifor Pharma through the operation of joint governance committees, with each party having final determination authority in their respective areas of responsibility and other specific matters, subject to certain exceptions.

        The Vifor License will continue until the expiration of the last royalty term for a licensed product in the licensed territory, unless earlier terminated. The royalty term for a licensed product is, on a country-by-country basis, shall start with the first commercial sale of such licensed product in such country and expire at the latest of (i) expiration of all licensed patents covering the composition of matter of such licensed product or method of use for such licensed product that has obtained regulatory approval in such country, (ii) expiration of all regulatory and data exclusivity applicable to such licensed product in such country, or (iii) the tenth (10th) anniversary of the date of the first commercial sale of such licensed product in such country.

        Vifor Pharma may terminate the Vifor License at its sole discretion upon the earlier of (i) the acceptance for filing of an NDA covering products incorporating ANG-3777 filed with the FDA (after completion of the relevant Phase 3 clinical trial for such products), or (ii) the third anniversary of the effective date of the Vifor License. Both we and Vifor Pharma may terminate the Vifor License in its entirety if the other is in material breach of the Vifor License and has not cured the breach (if curable) within 60 days, or 90 days for incurable breach. In certain circumstances, in the event of our material breach of the Vifor License, Vifor Pharma may terminate the Vifor License with respect to certain major markets. In addition, both parties have the right to terminate the Vifor License upon insolvency of the other party.

License Agreement with Sinovant

        In August 2018, we granted Sinovant an exclusive, royalty-bearing license (the Sinovant License), with the right to sublicense through multiple tiers subject to our consent for certain specified conditions, for the development and commercialization of ANG-3777 for all therapeutic uses in humans and animals in Greater China (China, Hong Kong, Taiwan and Macau). We also granted Sinovant a non-exclusive license, with the right to sublicense through multiple tiers subject to our consent for certain specified conditions, to manufacture ANG-3777 inside and/or outside Greater China for the development and commercialization of ANG-3777 for all therapeutic uses in humans and animals in Greater China.

        In 2018, we received an upfront payment of $4.0 million from Sinovant. In addition, pursuant to the Sinovant License, if we achieve the agreed upon development and commercial milestones, Sinovant is obligated to make payments totaling up to $171 million, and tiered royalties on net sales of ANG-3777 at rates ranging from low-double digit percentages to percentages in the low-twenties. Such royalties are further subject to certain specified reductions and offsets.

        The Sinovant License will continue on a product-by-product basis from the effective date of the license until the expiration of the last royalty term for such licensed product in Greater China. The royalty term for a licensed product is, on a country-by-country basis, the latest of the expiration of the last-to-expire valid claim of a licensed patent that covers the licensed product in such country, or the expiration of regulatory exclusivity for such licensed product in the country, or ten years after the first commercial sale of such licensed product in such country.

        Sinovant may terminate the Sinovant License at its sole discretion on 90 days' written notice if notice is given before the regulatory approval of any licensed product incorporating ANG-3777, or 180 days' written notice if given after regulatory approval of any licensed product incorporating ANG-3777. Both we and Sinovant may terminate the Sinovant License in its entirety if the other is in material breach of the Sinovant License and has not cured the breach within 90 days (or 60 days if the breach is payment-related).

        In addition, both parties have the right to terminate the Sinovant License upon insolvency of the other or upon a force majeure event that prohibits either party from performing its obligations for a period of six months.

Collaboration with the University of Michigan

        In 2019, we entered into a subcontractor agreement with The Regents of the University of Michigan (UM), under which we provide funding for a study of ANG-3070 in nephrotic kidney disease. Under this agreement we obtain access to the Nephrotic Syndrome Study Network (NEPTUNE), an integrated group of academic centers, patient support organizations and clinical resources dedicated to advancing the treatment of kidney disorders. The goal of work under this agreement, which we support through a grant from the DOD, is to identify human disease and drug response profiles based upon the genes, networks and pathways that correlate with the therapeutic activity of ANG-3070 in primary focal segmental glomerulosclerosis (FSGS) and other fibrotic diseases. We are obligated to provide to UM up to a total of $520,000 over the course of the project. We have an option to license and commercialize intellectual property generated during the term of the agreement that is solely owned by UM under commercially reasonable terms.

        The agreement has a three-year term and may be terminated by UM for convenience upon 90 days' written notice. We may terminate the agreement for convenience with 30 days' written notice to UM or immediately upon termination of cancellation of our grant from the DOD.

Grants

        Since our inception, we have had the benefit of receiving peer-reviewed, competitive grants and contracts from the NIH and the NSF under the SBIR program and from the DOD. From our inception through September 30, 2020, such grants resulted in total proceeds of $68.5 million and as of September 30, 2020, active grants and those for which we have received notification of the intent to fund will provide approximately $1.1 million in anticipated research costs, which includes monies to be paid to university collaborators and other subcontractors named in the grant applications.

        We have several grant applications pending review by the NIH, NSF and DOD, and we intend to continue to apply for grants to fund our discovery efforts.

Certain Significant Relationships

NovaPark

        Our research and discovery operations are located in Uniondale, New York, where we occupy approximately 43,000 square feet of a 110,000-square-foot general laboratory and development facility for biological and chemistry research owned by NovaPark, LLC (NovaPark). We own, and Dr. Itzhak Goldberg, our Executive Chairman and Chief Scientific Officer, and Rina Kurz, Dr. Goldberg's spouse, own 10%, 45% and 45%, respectively, of the membership interests in NovaPark. In 2016, we agreed to indemnify Dr. Goldberg in connection with his personal guarantee of NovaPark's obligations outstanding under the mortgage for the Uniondale building; however, in February 2020, we and Dr. Goldberg terminated the indemnification agreement. See "Certain Relationships and Related Party Transactions."

        In June 2011, and as subsequently amended, we entered into a lease that expires June 20, 2026 with NovaPark for approximately 40% of the building, at a fixed annual base rent of $450,000, increasing at the rate of 1% annually, plus our proportionate share of real estate taxes and operating costs.

        For the year ended December 31, 2018, we recorded rent expense for fixed lease payments of $1.6 million, including $0.5 million to adjust rent to the market rate for 2011 through 2017, and variable expenses related to the lease of $0.6 million. We recorded rent expense for fixed lease payments of $1.0 million, $0.8 million and $0.9 million and variable expenses related to the lease of $0.4 million, $0.3 million and $0.4 million for the year ended December 31, 2019 and for the nine months ended September 30, 2019 and 2020, respectively. Variable expenses include NovaPark management fees of approximately $0.1 million for each of the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020.

Ohr Cosmetics

        We also have a license agreement with Ohr Cosmetics, LLC, an affiliated company. See "Certain Relationships and Related Party Transactions."

Components of Results of Operations

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our financial statements.

Revenue

        We do not have any products approved for sale and have not generated any revenue from product sales. Our revenue to date primarily has been derived from government funding consisting of U.S. government grants and contracts, and revenue under our license agreements.

Grant Revenue

        Our grants and contracts reimburse us for direct and indirect costs relating to the grant projects and also provide us with a pre-negotiated profit margin on total direct and indirect costs of the grant award, excluding subcontractor costs, after giving effect to directly attributable costs and allowable overhead costs. Funds received from grants and contracts are generally deemed to be earned and recognized as revenue as allowable costs are incurred during the grant or contract period and the right to payment is realized.

Contract Revenue

        Our license agreements comprise elements of upfront license fees, milestone payments based on development and royalties based on product sales. The timing of our operating cash flows may vary significantly from the recognition of the related revenue. Income from upfront payments is recognized when we satisfy the performance obligations in the contract, which can result in recognition at either a point in time or over the period of continued involvement. Other revenue, such as milestone payments, are recognized when achieved.

Operating Expenses

Cost of Grant Revenue

        Our cost of grant revenue primarily relates to personnel-related costs and expenses for grant projects.

Cost of Contract Revenue

        Our cost of contract revenue relates to certain direct costs paid in connection with our entry into our licensing agreements.

Research and Development Expenses

        To date, our research and development expenses have primarily related to discovery efforts and preclinical and clinical development of our product candidates. We recognize research and development expenses as they are incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. Our research and development expenses consist primarily of:

  ▪
  personnel costs, including salaries, payroll taxes, employee benefits and stock-based compensation, for personnel in research and development functions;
  ▪
  costs associated with medical affairs activities;
  ▪
  fees paid to consultants, clinical testing sites and contract research organizations (CROs), including in connection with our preclinical studies and clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work, clinical trial database management, clinical trial material management and statistical compilation, analysis and reporting;

  ▪
  contracted research and license agreement fees with no alternative future use;
  ▪
  costs related to acquiring, manufacturing and maintaining clinical trial materials and laboratory supplies;
  ▪
  depreciation of equipment and facilities;
  ▪
  legal expenses related to clinical trial agreements and material transfer agreements; and
  ▪
  costs related to preparation of regulatory submissions and compliance with regulatory requirements.

        Other than with respect to reimbursable expenses required to be recorded under our government grants and contracts, we do not allocate our expenses by product candidates. A significant amount of our direct research and development expenses include payroll and other personnel expenses for our departments that support multiple product candidate research and development programs and, other than as specified above, we do not record research and development expenses by product. However, research and development expenses were primarily driven by expenses relating to the development of ANG-3777 in 2018 and 2019. Of our total research and development expenses for the years ended December 31, 2019 and 2018, 69% and 63%, respectively, of such expenses were from external third-party sources and the remaining 31% and 37%, respectively, were from internal sources. Of our total research and development expenses for the nine months ended September 30, 2020 and 2019, 66% and 70%, respectively, of such expenses were from external third-party sources and the remaining 34% and 30%, respectively, were from internal sources.

        We expect our research and development expenses to increase substantially for the foreseeable future as we continue the development of our product candidates and continue to invest in research and development activities. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time consuming, and successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our clinical or preclinical product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

  ▪
  the scope, rate of progress and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;
  ▪
  future preclinical and clinical trial results;
  ▪
  obtaining market access and reimbursement approvals; and
  ▪
  the timing and receipt of any regulatory approvals.

        A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct preclinical or clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in enrollment in any of our preclinical or clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

General and Administrative Expenses

        General and administrative expenses consist primarily of personnel-related expenses, such as salaries, payroll taxes, employee benefits and stock-based compensation, for personnel in executive, operational, finance and human resources functions. Other significant general and administrative expenses include allocation of facilities costs, accounting and legal services and expenses associated with obtaining and maintaining patents. A portion of the general and administrative expenses are reimbursed through the overhead rates contained in our grants with the U.S. Government.

        We expect that our general and administrative expenses will increase in the future to support our continued research and development activities, pre-commercial preparation activities for ANG-3777 and, if any future product candidate receives marketing approval, commercialization activities. We also anticipate incurring additional expenses associated with operating as a public company, including increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with the rules and regulations of the SEC and standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense)

Convertible Notes Recorded at Fair Value

        We have elected the fair value option for recognition of our convertible notes. Our convertible notes are subject to re-measurement each reporting period with gains and losses reported through our statements of operations.

Liability Classified Series C Convertible Preferred Stock Recorded at Fair Value

        Series C Convertible Preferred Stock includes settlement features that result in liability classification. The initial carrying value of the Series C Convertible Preferred Stock is accreted to the settlement value, the fair value of the securities to be issued upon the conversion of the Series C Preferred Stock. The discount to the settlement value is accreted to interest expense using the effective interest method. During 2020, certain of the convertible notes were exchanged for Series C Convertible Preferred Stock. As the exchange was accounted for as a modification, the Series C Convertible Preferred Stock that was exchanged for the convertible notes (the Exchanged Series C Shares) will continue to be recorded at fair value. The Exchanged Series C Shares are subject to re-measurement each reporting with gains and losses reported through our statements of operations.

Warrant Liability

        We have accounted for certain of our freestanding warrants to purchase shares of our common stock as liabilities measured at fair value, in accordance with ASC 815, Derivative and Hedging. The warrants are subject to re-measurement at each reporting period with gains and losses reported through our statements of operations.

Foreign exchange transaction gain

        Foreign currency transaction gains, primarily related to intercompany loans, are recorded as a component of other income (expense) in our statements of operations.

Earnings in Equity Method Investment

        Earnings in equity method investment represents our 10% interest in NovaPark that is accounted for under the equity method.

Interest Income

        Interest income consists of interest earned on our cash and cash equivalents.

Results of Operations

Comparison for the Nine Months Ended September 30, 2019 and 2020

        The following table summarizes our results of operations for the periods indicated:

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(unaudited)
	(In thousands, except percentages)
Revenue:
Grant revenue	$791	$2,421	$1,630	206.1%

Total revenue	791	2,421	1,630	206.1%

Operating expenses:
Cost of grant revenue	341	1,064	723	212.0%
Research and development	19,390	27,912	8,522	44.0%
General and administrative	5,458	14,868	9,410	172.4%

Total operating expenses	25,189	43,844	18,655	74.1%

Loss from operations	(24,398)	(41,423)	(17,025)	(69.8)%

Other income (expense)	(245)	(9,809)	(9,564)	*

Net loss	$(24,643)	$(51,232)	$(26,589)	(107.9)%

Foreign currency translation adjustment	—	(65)	(65)	100%
Comprehensive loss	$(24,643)	$(51,297)	$(26,654)	(108.2)%

*
Not meaningful

Grant Revenue

        For the nine months ended September 30, 2020, grant revenue was $2.4 million compared to $0.8 million for the nine months ended September 30, 2019. The increase of $1.6 million is primarily attributable to an increase in reimbursable costs relating to the DOD for the nine months ended September 30, 2020.

Cost of Grant Revenue

        For the nine months ended September 30, 2020, cost of grant revenue was $1.1 million compared to $0.3 million for the nine months ended September 30, 2019. The increase is primarily attributable to personnel-related costs and expenses for new grant projects with the NIH and DOD for the nine months ended September 30, 2020.

Research and Development Expenses

        For the nine months ended September 30, 2020, research and development expenses was $27.9 million compared to $19.4 million for the nine months ended September 30, 2019. Such expenses were primarily driven by expenses relating to the development of ANG-3777 in both years, and the increase is primarily related to personnel-related costs and expenses for our discovery efforts and preclinical and clinical development of ANG-3777. Of the total research and development expenses for the nine months ended September 30, 2020 and 2019, 66% and 70%, respectively, of such expenses were from external third-party sources and the remaining 34% and 30%, respectively, were from internal sources.

General and Administrative Expenses

        For the nine months ended September 30, 2020, general and administrative expenses was $14.9 million compared to $5.5 million for the nine months ended September 30, 2019. This increase of $9.4 million is primarily attributable to the increased personnel-related expenses of $2.6 million, increased facility and operating costs of $0.8 million and $2.3 million of legal services and fees associated with obtaining and maintaining patents, as well as $3.3 million in broker fees relating to 2020 financing activities.

Other Income (Expense)

        For the nine months ended September 30, 2020, other expense was $9.8 million compared to $0.2 million for the nine months ended September 30, 2019. This increase of $9.6 million is primarily attributable to (a) an increase of $5.7 million related to the change in fair value of our convertible notes for which we have elected the fair value option, (b) an increase of $0.6 million of the change in fair value of our freestanding warrants to purchase shares of our common stock that have been recorded as liabilities at fair value, and (c) an increase in interest expense, net primarily related to $2.7 million of amortization of debt issuance costs from the issuance of Series C convertible preferred stock issued during the nine months ended September 30, 2020. The convertible notes and warrants both require re-measurement at each balance sheet date with gains and losses reported through our statement of operations.

Comparison For the Years Ended December 31, 2018 and 2019

        The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(In thousands, except percentages)
Revenue:
Contract revenue	$4,000	$—	$(4,000)	*
Grant revenue	29	1,487	1,458	*

Total revenue	4,029	1,487	(2,542)	(63.1)%

Operating expenses:
Cost of contract revenue	281	—	(281)	(100.0)%
Cost of grant revenue	97	640	543	559.8%
Research and development	12,602	29,837	17,235	136.8%
General and administrative	5,391	9,601	4,210	78.1%

Total operating expenses	18,371	40,078	21,707	118.2%

Loss from operations	(14,342)	(38,591)	(24,249)	(169.1)%

Other income (expense)	(5,683)	(2,067)	3,616	63.6%

Net loss	$(20,025)	$(40,658)	$(20,633)	(103.0)%

*
Not meaningful

Contract Revenue

        For the year ended December 31, 2019, we did not have any contract revenue, as compared to $4.0 million for the year ended December 31, 2018, which reflects the upfront payment from Sinovant pursuant to the Sinovant License in 2018.

Grant Revenue

        For the year ended December 31, 2019, grant revenue was $1.5 million compared to $29,000 for the year ended December 31, 2018. The increase is primarily attributable to reimbursable costs relating to two new grant projects with the NIH and the DOD for the year ended December 31, 2019.

Cost of Contract Revenue

        For the year ended December 31, 2019, we did not have any cost of contract revenue, as compared to $0.3 million for the year ended December 31, 2018, which related to certain direct costs pursuant to the Sinovant License.

Cost of Grant Revenue

        For the year ended December 31, 2019, cost of grant revenue was $0.6 million compared to $0.1 million for the year ended December 31, 2018. The increase is primarily attributable to personnel-related costs and expenses for two new grant projects with the NIH and DOD for the year ended December 31, 2019.

Research and Development Expenses

        For the year ended December 31, 2019, research and development expenses was $29.8 million compared to $12.6 million for the year ended December 31, 2018. Such expenses were primarily driven by expenses relating to the development of ANG-3777 in both years, and the increase is primarily related to personnel-related costs and expenses for our discovery efforts and preclinical and clinical development of ANG-3777. Of the total research and development expenses for the year ended December 31, 2019, 69% of such expenses were from external third-party sources and the remaining 31% were from internal sources.

General and Administrative Expenses

        For the year ended December 31, 2019, general and administrative expenses was $9.6 million compared to $5.4 million for the year ended December 31, 2018. This increase of $4.2 million is primarily attributable to the 129% increase in headcount, personnel-related expenses of approximately $1.5 million, increased professional fees of $1.5 million and $0.7 million of legal services and fees associated with obtaining and maintaining patents.

Other Income (Expense)

        For the year ended December 31, 2019, other expense was $2.1 million compared to $5.7 million for the year ended December 31, 2018. This decrease of $3.6 million is primarily attributable to a decrease of $3.4 million related to our convertible notes for which we have elected the fair value option, partially offset by an increase of $0.2 million of the change in fair value of our freestanding warrants to purchase shares of our common stock that have been recorded as liabilities at fair value. The convertible notes and warrants both require re-measurement at each balance sheet date with gains and losses reported through our statement of operations.

Liquidity and Capital Resources

Sources and Uses of Liquidity

        We have incurred losses since inception and have incurred negative cash flows from operations from inception through September 30, 2020, and we anticipate that we will incur losses for at least the next several years. To date, we have not generated any revenue from product sales. We have funded our operations primarily through the receipt of grants and the sale of debt and equity securities. From our inception, we have received an aggregate of $177.0 million in total funding, which consists of over $68.5 million from U.S. government grants and contracts and have raised aggregate gross proceeds of $108.5 million through the issuance and sale of our debt and equity securities. In addition, in the year ended December 31, 2018, we received an upfront payment of $4.0 million from Sinovant pursuant to the Sinovant License. As of December 31, 2019 and September 30, 2020, we had $5.6 million and $14.1 million, respectively, of cash and cash equivalents.

        During the nine months ended September 30, 2020, we issued 34,928 shares Series C convertible preferred stock at $642.75 per share for gross proceeds of approximately $22.3 million in cash. The Series C preferred stock has an accruing dividend of 12% per annum and is convertible into shares of our common stock at a 20% discount to the share price with a cap price of $11.57 per share on the conversion price of the Series C Convertible Preferred Stock into equity shares in a qualified financing.

        During the nine months ended September 30, 2020, we issued $31.2 million in aggregate principal amount of convertible promissory notes that bear interest at a rate of 12% per annum, have a one-year term from each date of issuance or exchange and are convertible into shares of our common stock at a 20% discount to the share price with a cap price of $11.57 per share on the conversion price of the convertible notes into equity shares in a qualified financing. In addition, in December 2020, we issued Vifor Pharma a convertible promissory note in aggregate principal amount of $5.0 million on substantially similar terms, but with a maturity date of three years, 2% interest and a conversion price of $11.57 per share.

        In April 2020, we were approved for and received a loan of approximately $0.9 million from Hanmi Bank under the Coronavirus Aid, Relief and Economic Security Act (the CARES Act) and the Paycheck Protection Program (PPP) offered by the U.S. Small Business Administration (SBA). The loan is evidenced by a promissory note and agreement, dated April 21, 2020 (the PPP Note). The PPP Note proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt, if any. The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Note or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments beginning in August 2021. The SBA and U.S. Department of Treasury may continue to update guidance on the calculation of loan forgiveness, which updated guidance could affect the amount of the loan proceeds that could be forgiven. The PPP Note matures on the two year anniversary of the loan disbursement.

Future Funding Requirements

        Based on our current operating plan, we believe that our cash and cash equivalents, together with the estimated net proceeds from this offering and the concurrent private placement, will be sufficient to fund our planned operations for at least 12 months following the date of this offering. However, we have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of biotechnology products, we are unable to estimate the exact amount of our operating capital requirements. The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

  ▪
  the scope, progress, results and costs of researching and developing ANG-3777, ANG-3070 or any other product candidates, and conducting preclinical studies and clinical trials;

  ▪
  the outcome of our ongoing and future clinical trials, including our Phase 3 registration trial of ANG-3777 for DGF, our Phase 2 clinical trial of ANG-3777 for CSA-AKI, our Phase 2 clinical trial in Brazil of ANG-3777 for the reduction of severity and progression of ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to acute respiratory distress syndrome (ARDS) and our Phase 1 clinical trial of ANG-3070 in healthy volunteers;
  ▪
  whether we are able to take advantage of any FDA expedited development and approval programs for any of our product candidates;
  ▪
  the clinical development of ANG-3777 for other potential indications in addition to DGF and CSA-AKI, including ALI and central nervous system (CNS) injuries;
  ▪
  the extent to which COVID-19 may impact our business, including our clinical trials and financial condition;
  ▪
  the willingness of the FDA and foreign regulatory authorities to accept the results of our ongoing Phase 3 registration trial, as well as our other completed and planned clinical trials and preclinical studies and other work, as the basis for review and approval of ANG-3777 for DGF and any other indication;
  ▪
  the outcome, costs and timing of seeking and obtaining and maintaining FDA and any foreign regulatory approvals;
  ▪
  the number and characteristics of product candidates that we pursue, including our product candidates in preclinical development;
  ▪
  the ability of our product candidates to progress through clinical development successfully;
  ▪
  our need to expand our research and development activities, including to conduct additional clinical trials;
  ▪
  market acceptance of our product candidates, including physician adoption, market access, pricing and reimbursement;
  ▪
  the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;
  ▪
  our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
  ▪
  our need and ability to hire additional personnel, including management, clinical development, medical and commercial personnel;
  ▪
  the effect of competing technological, market developments and government policy;
  ▪
  the costs associated with being a public company, including our need to implement additional internal systems and infrastructure, including financial and reporting systems;
  ▪
  the costs associated with securing and establishing commercialization and manufacturing capabilities, as well as those associated with packaging, warehousing and distribution;
  ▪
  the costs associated with being a commercial company with approved products for sale, including our obligation to meet applicable healthcare laws and regulations and implement robust compliance programs;
  ▪
  the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future and timing and amount of payments thereunder; and
  ▪
  the timing, receipt and amount of sales and general commercial success of any future approved products, if any.

        Until such time as we or our collaborators can generate significant revenue from sales of ANG-3777 or we can generate sufficient revenue from sales of ANG-3070 or any other product candidate, if ever, we expect to finance our operations through public or private equity offerings or debt financings or other sources of capital, including collaborations, licenses, credit or loan facilities, receipt of research contributions or grants, tax credit revenue or a combination of one or more of these funding sources. Adequate funding may not be available to us on acceptable terms, or at all. This may be particularly true during the COVID-19 pandemic when the global capital markets are experiencing extreme volatility. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Going Concern

        In their report dated May 13, 2020, except for the effect of the one-for-1.55583 stock split described in Note 16, as to which the date is February 1, 2021, on our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, our independent registered public accounting firm, Moss Adams LLP, expressed substantial doubt regarding our ability to continue as a going concern. The accompanying financial statements do not include any adjustments necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is subject to our ability to obtain sufficient financing. However, we cannot assure you that such funding will be available to us, will be obtained on terms favorable to us or will provide us with sufficient funds to meet our objectives. This may be particularly true due to the COVID-19 pandemic, which has introduced volatility and uncertainty into global capital markets.

Cash Flows

        The following table sets forth a summary of our net cash flow activity for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Net cash provided by (used in)
Operating activities	$(8,020)	$(24,589)	$(20,154)	$(43,479)
Investing activities	—	(242)	(206)	(31)
Financing activities	31,741	4,890	—	52,207
Effect of foreign currency on cash	—	—	—	(157)

Net increase (decrease) in cash	$23,721	$(19,941)	$(20,360)	$8,540

Operating activities

        For the nine months ended September 30, 2020, net cash used in operating activities was $43.5 million as compared to $20.2 million for the nine months ended September 30, 2019. This increase in net cash used in operating activities of $23.3 million is primarily related to an increase in net loss of $26.6 million and an increase in cash used in operating assets and liabilities of $9.4 million primarily driven by a net decrease in accounts payable and accrued expenses resulting from payments for clinical and research and development activities, and an increase in prepaid and other assets primarily driven by increased deferred offering costs related to the planned initial public offering and prepaid CRO fees. This increase is partially offset by an increase in non-cash items of $12.7 million primarily related to $6.3 million of charges related to recording our convertible notes and warrants at fair value, $2.7 million of amortization of debt issuance costs, $1.7 million of non-cash placement agent fees related to the fair value of broker warrants issued with our convertible notes and an increase of $1.6 million of stock-based compensation.

        For the year ended December 31, 2019, net cash used in operating activities was $24.6 million as compared to $8.0 million for the year ended December 31, 2018. This increase in net cash used in operating activities of $16.6 million is primarily related to an increase in net loss of $20.6 million and a decrease in non-cash items of $2.7 million, primarily driven by a $3.5 million decrease in non-cash expenses related to our convertible notes and warrants, partially offset by an increase in each of the amortization of right to use assets and stock-based compensation of $0.4 million, respectively. This increase is partially offset by an increase in cash provided by operating assets and liabilities of $6.8 million primarily driven by a net increase in accounts payable and accrued expenses resulting from increased clinical research and development activities. Net cash used in operating activities was $8.0 million for the year ended December 31, 2018, which primarily consisted of a net loss of $20.0 million, partially offset by non-cash items of $9.1 million and a $3.0 million change in operating assets and liabilities. Non-cash items primarily related to $6.1 million of charges related to recording our convertible notes and warrants at fair value and $3.0 million of stock-based compensation.

Investing activities

        For the nine months ended September 30, 2020, net cash used in investing activities remained relatively consistent from the nine months ended September 30, 2019.

        For the year ended December 31, 2019, net cash used in investing activities of $0.2 million was primary used to purchase fixed assets for research activities. We had no investing activity for the year ended December 31, 2018.

Financing activities

        For the nine months ended September 30, 2020, net cash provided by financing activities was $52.2 million primarily attributable to net proceeds of $31.2 million from the issuance of convertible notes and warrants and $20.0 million from the issuance of liability classified Series C Convertible Preferred Stock net of issuance costs. We had no financing activity for the nine months ended September 30, 2019.

        For the year ended December 31, 2019, net cash provided by financing activities was $4.9 million as compared to $31.7 million for the year ended December 31, 2018. This decrease was primarily attributable to net proceeds of $28.6 million raised in our common stock and warrant or "unit" financing in July 2018. This decrease was partially offset by an increase of $2.1 million of proceeds received from convertible notes and warrants issued during 2019 as compared to 2018. The 2018 convertible notes were subsequently converted to common stock and warrants in July 2018 in connection with the common stock and warrant issuance.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations and commitments at December 31, 2019:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$6,937	$1,044	$2,119	$2,161	$1,613
Convertible promissory notes, including interest	5,918	5,918	—	—	—

Total	$12,855	$6,962	$2,119	$2,161	$1,613

        We rent office and laboratory space from NovaPark. The lease commitments are included in the table above. The balance on the mortgage debt as of December 31, 2018 and 2019 was $5.3 million and $5.1 million, respectively. See "Certain Relationships and Related Party Transactions."

        We are party to collaborative agreements with universities and other third parties. Certain university laboratories serve as subcontractors on our currently funded grants, and conduct research specified in the grant award that contributes to the objectives of our grant. These entities invoice us for the agreed-upon amounts in the grant application as approved in the respective grant's Notice of Award. Included among these future obligations are clinical trial agreements in place or to be established with certain clinical testing sites, such as hospitals and clinics, to conduct human studies on ANG-3777 and ANG-3070. These entities invoice us for the agreed-upon amounts as approved in the respective grant's Notice of Award, and are typically cancellable within thirty days of notice and are not included in the table above.

        During 2019, we entered into convertible promissory note agreements with various investors pursuant to which we issued $5.3 million of convertible promissory notes due approximately one year from the date of issuance (the 2019 Notes). The 2019 Notes accrue interest at a rate of 12% per annum and have the right to convert at a 20% discount of the share price from certain qualified financings.

        During the nine months ended September 30, 2020, we issued additional convertible promissory notes (the Additional Convertible Notes) to certain investors in aggregate principal amount of $31.2 million. The Additional Convertible Notes accrue interest at a rate of 12% per annum, and will convert into shares of our common stock upon the consummation of this offering at the lesser of a 20% discount to the share price and a cap price of $11.57 per share, and mature one year from the date of issuance or exchange. In addition, in December 2020 we issued Vifor Pharma a convertible promissory note in aggregate principal amount of $5.0 million, with interest accruing at 2%, on substantially similar terms, but with a maturity date of three years and a conversion price of $11.57 per share (the Vifor Convertible Note). The Additional Convertible Notes and the Vifor Convertible Note are not reflected in the table above.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Critical Accounting Policies and Significant Judgements and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 2 to each of our audited consolidated financial statements and unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Contract Revenue

        Revenues generated to date are primarily through the Sinovant License. The terms of the arrangement include a payment to us of a non-refundable upfront license fee, payments based upon the achievement of future regulatory and development milestones; and royalties on net sales of future products.

        We apply the provisions of Topic 606, Revenue from Contracts with Customers (Topic 606) (ASC 606). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

        To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy the performance obligations. We only apply the five-step model to contracts when it is probable that we will collect substantially all of the consideration we are entitled to in exchange for the goods or services transferred to the customer. Accounting for these arrangements requires that we make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

        Licenses of Intellectual Property:    If a license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license.

        Milestone Payments:    We evaluate whether the regulatory and development milestones are considered probable of being reached and estimate the amounts to be included in the transaction price using the most likely amount method. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. At the end of each reporting period, we re-evaluate the probability of achievement of milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price.

        Royalties:    For sales-based royalties, including milestone payments based on the level of sales, we determine whether the sole or predominant item to which the royalties relate is a license. When the license is the sole or predominant item to which the sales-based royalty relates, we recognize revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any sales-based royalty revenue resulting from any license agreement.

Grant Revenue

        Funds received from grants are generally deemed to be earned and recognized as revenue as allowable costs are incurred during the grant period and the right to payment is realized. We are subject to periodic audits of revenue and associated expenses by the U.S. Federal Government and are also subject to various reporting requirements.

Accrued Research and Development Expenses

        We have entered into agreements with various CROs and third-party vendors. Our research and development accruals of amounts due to the CRO are estimated based on our contractual agreement, the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. Payments made to CROs under this arrangement in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Stock-Based Compensation

        We use a fair value-based method to account for all stock-based compensation arrangements with employees including stock options, restricted stock units and stock awards. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option pricing model.

        The fair value of the option granted is recognized on a straight-line basis over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period, which usually is the vesting period. We account for forfeitures as they occur.

        We account for stock options issued to non-employees based on the fair value of the stock options, using the Black-Scholes option pricing model, at the measurement date. The fair value of the option granted is recognized over the requisite service period.

        Estimates of the fair value of equity awards as of the grant date using valuation models such as the Black-Scholes option pricing model are affected by assumptions with a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately the amount of stock-based compensation expense recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

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  Expected Term—We use the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. We utilize this method due to the lack of historical exercise data and the plain nature of its share-based awards. We use the contractual term for the expected life of non-employee awards.

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  Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies as we did not have any trading history for our common stock. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. For each grant, we measured historical volatility over a period equivalent to the expected term.
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  Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on our common stock. Accordingly, we have estimated the dividend yield to be zero.
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  Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury instruments whose term is similar in duration to the expected term of the respective stock option.

        We will continue to use judgment in evaluating the expected volatility and expected term utilized for our share-based compensation calculations on a prospective basis. Historically, for all periods prior to this initial public offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; our actual operating results and financial performance; progress of our research and development efforts; conditions in the industry and economy in general; the rights, preferences and privileges of our convertible preferred stock and convertible notes relative to those of our common stock; the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions; equity market conditions affecting comparable public companies; the lack of marketability of our common stock and the results of independent third-party valuations.

        Valuations of our common stock were prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        For our valuations performed prior to this offering, the fair value assumption used in the Black-Scholes option pricing model for purposes of estimating the fair value of common stock was based on the valuations prepared at various dates, which utilized the Subject Company Transaction Method which includes the back-solve and scenario based methods (Probability Weighted Expected Return Method) to arrive at estimated fair values.

        After the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Convertible Notes Payable at Fair Value

        We have elected the fair value option for recognition of our convertible notes payable. Convertible notes that were exchanged for Series C convertible preferred stock have been recognized at fair value pursuant to the prior fair value option election. The fair value option may be applied instrument by instrument, but it is irrevocable. The estimated fair value of the convertible notes is determined using an income approach and the values of the equity underlying the conversion options were estimated using equity values implied from the Subject Company

Transaction Method which includes the back solve and scenario based methods (Probability Weighted Expected Return Method). Under the fair value option, direct costs and fees related to the convertible notes are expensed as incurred. Accrued interest for the notes is included in the change in fair value of convertible notes in the statement of operations.

Liability Classified Series C Convertible Stock

        Our Series C Convertible Preferred stock include settlement features that result in liability classification. The initial carrying value of the Series C Preferred Stock is accreted to the settlement value of the securities to be issued upon the conversion of the Series C Preferred Stock. The settlement value upon the conversion of the Series C Preferred Stock is calculated using the effective interest method to calculate the implied interest through the expected date of conversion. The discount to the settlement value is accreted to interest expense using the effective interest method.

Warrant Liability

        Certain of our common stock warrants are recorded as liabilities measured at fair value. The liabilities are subject to re-measurement at each balance sheet date until exercised. We have estimated the fair value of the warrants at each measurement date using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock. Changes in the fair value of common stock warrant liabilities are recorded in the statement of operations.

Income Taxes

        We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities arise due to differences between when assets or liabilities are recognized for tax purposes and when they are recognized for financial reporting purposes. Net operating losses and credit carryforwards are also deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

        We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination that the position meets the more-likely-than-not threshold and is measured at the largest amount of benefit that is likely of being realized upon ultimate settlement.

        As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the more-likely-than-not threshold assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of interest expense and other expense, respectively. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

        Net operating loss carryforwards (NOLs) and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (IRS) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percentage points as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change.

Emerging Growth Company Status

        We are a smaller reporting company and an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor's report on internal controls over financial reporting pursuant to Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley) an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of our first fiscal year in which we have total annual gross revenue of $1.07 billion or more, (iii) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which means the market value of equity securities that is held by non-affiliates exceeds $700 million as of the last business day of the issuer's most recently completed second fiscal quarter and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

        Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply for a period of time with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        Our cash and cash equivalents as of December 31, 2019 and September 30, 2020 consisted of readily available checking and money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations. We believe that our exposure to interest rate risks is not significant and that a hypothetical 10%

movement in market interest rates would not have a significant impact on the total value of our portfolio or our interest income. In addition, we do not believe that our cash and cash equivalents have significant risk of default or illiquidity.

Effects of Inflation

        Inflation generally affects us by increasing our cost of labor and research and development contract costs. Inflation did not have a material effect on our results of operations during the periods presented.

Recent Accounting Pronouncements

        See Note 2 to each of our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information.

OUR BUSINESS

Overview

        We are a late-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Our goal is to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have limitations. Our lead product candidate, ANG-3777, is a hepatocyte growth factor (HGF) mimetic that we are currently evaluating in multiple acute organ injuries and related indications, including acute kidney injury (AKI) and injuries to other major organs, such as the lungs, central nervous system (CNS) and heart. Within AKI, we are currently evaluating ANG-3777's ability to improve kidney function and reduce the severity of transplant-associated AKI, also known as delayed graft function (DGF), in patients at risk for kidney dysfunction, as well as for the treatment of AKI associated with cardiac surgery involving cardiopulmonary bypass (CSA-AKI). We are also evaluating ANG-3777 for indications within acute lung injury (ALI), with our primary focus on acute respiratory distress syndrome (ARDS), as well as acute CNS injuries. We are advancing multiple programs for the treatment of fibrotic diseases, leading with ANG-3070, a tyrosine kinase inhibitor (TKI), and our inhibitor of rho kinase 2 (ROCK2). We also continue to develop other preclinical product candidates, including our CYP11B2 (aldosterone synthase) inhibitors, which we are investigating for the purpose of targeting aldosterone-related fibrotic diseases.

        Our pipeline of product candidates has been developed internally and is the result of over 20 years of in-house research by a team that has made seminal contributions to the understanding of HGF and fibrotic pathways. Our pipeline of product candidates, programs and anticipated milestones are reflected in the chart below:

        In November 2020, we entered into a license agreement (the Vifor License) with Vifor International, Ltd. (Vifor Pharma), granting Vifor Pharma global rights (excluding Greater China) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of AKI, and congestive heart failure (collectively, the Renal Indications). Pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that we received in November 2020, and a $30 million equity investment, $5 million of which we received in January

2021 and $25 million of which we expect to receive upon the consummation of a concurrent private placement contingent on the closing of this offering. We are also eligible to receive post-approval milestones of up to approximately $260 million and sales-related milestones of up to $1.585 billion, providing a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%. The first United States market-related sales milestone we are eligible for is a $100 million milestone payable upon $300 million in net United States annual sales. Under the Vifor License, we are responsible for executing a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for DGF and CSA-AKI.

ANG-3777, an HGF Mimetic

        Our lead product candidate, ANG-3777, has the potential to be a first-in-class small molecule designed to mimic the biological activity of HGF. HGF activates the c-Met receptor, which triggers a cascade of pathways with a central role in tissue repair and organ recovery that has been well established. We believe that when an acute organ injury occurs, effective organ self-repair is hindered by a naturally-occurring mismatch in timing of peak levels of HGF concentration relative to c-Met expression, an issue that could be addressed by augmenting the activity of HGF with our HGF mimetic during the time of maximal c-Met expression. ANG-3777 has demonstrated several similarities to HGF, including c-Met dependence and selective c-Met receptor activation, without acting on other growth factor receptors. In addition, it has a substantially longer half-life than native or recombinant HGF. As a result, we believe ANG-3777 has several advantages that could enable it to address multiple forms of organ injury and related indications, including those with significant patient populations and for which no approved therapies currently exist.

        The potential advantages of ANG-3777 include:

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  Enhanced key natural repair pathway—ANG-3777 is an HGF mimetic that selectively activates the HGF/c-Met pathway, an early and essential pathway in acute organ injury repair. By initiating the HGF/c-Met cascade, ANG-3777 triggers downstream activation of multiple processes that we believe both attenuate further organ injury and promote organ repair.
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  Expanded treatment window—Our studies have shown that treatment with ANG-3777 can be successfully administered up to 48 hours after injury, increasing the viable window for intervention and significantly expanding the addressable patient population.
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  Favorable adverse event profile—In our Phase 2 clinical trial for DGF, the overall incidence of adverse events and serious adverse events was similar between the treatment and placebo arms, no serious adverse event was attributed to ANG-3777 by investigators and no patient on treatment withdrew because of a serious adverse event.
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  Ease of administration—ANG-3777 has demonstrated a half-life of approximately three hours compared to a half-life of less than five minutes for native or recombinant HGF. Due to its longer half-life, ANG-3777 can be administered once daily intravenously (IV).
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  Reduced pharmacoeconomic burden—Acute organ injury results in substantial costs to the healthcare system. A therapy that effectively attenuates organ injury could significantly reduce this economic burden by decreasing short-term costs, including increased hospital days and re-admissions, as well as long-term costs, including costs associated with outpatient dialysis and other outpatient services.

        ANG-3777 for DGF.    We have completed enrollment in a Phase 3 registration trial of ANG-3777 to improve kidney function and reduce the severity of DGF following deceased-donor kidney transplantation in patients showing evidence of early kidney dysfunction. DGF is a severe form of AKI resulting from ischemia-reperfusion injury (caused by oxygen deprivation and reintroduction) following kidney transplantation and defined as the need for dialysis within seven days following transplantation. In the United States and Europe, over 30,000 of the kidney transplant procedures performed annually use deceased-donor kidneys, and nearly one-third of these transplant recipients, or more than 10,000 patients per year, are diagnosed with DGF. DGF has a very high clinical and economic burden, and there are no approved therapies. In our Phase 2 clinical trial for DGF, ANG-3777 achieved a clinically meaningful improvement in its primary endpoint measuring production of 1,200 cubic centimeters (cc) of urine as compared to placebo, though such results were not statistically significant (p=0.09). In addition, ANG-3777 demonstrated clinically meaningful improvements as compared to placebo on a key secondary endpoint, mean serum creatinine, and in a post hoc analysis showed statistically significant (p=0.039) increases as compared to placebo in estimated glomerular filtration rate (eGFR) at 12 months, which is the planned primary endpoint in our Phase 3 registration trial. The overall incidence of adverse events was similar between the treatment and placebo arms of the Phase 2 clinical trial, and there were no treatment-related serious adverse events or treatment-related discontinuations. We expect to report topline data from our Phase 3 registration trial of ANG-3777 by the end of 2021. If the trial is successful, and subject to discussions with the FDA, we expect to file an NDA with the FDA for DGF in 2022. Pursuant to the Vifor License, Vifor Pharma holds global exclusive rights to commercialize ANG-3777 for this indication, except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant Sciences HK Limited (Sinovant).

        ANG-3777 for CSA-AKI.    We are currently conducting a Phase 2 clinical trial to investigate ANG-3777 in patients at risk for developing CSA-AKI. This indication is a frequent complication of cardiac surgery, with approximately 150,000 cases per year in the United States and Europe, or nearly one-third of the approximately 450,000 coronary bypass and valve replacement surgeries performed annually in the United States and Europe. There are no approved therapies to address CSA-AKI, which is associated with both high mortality and significant economic burden. The planned primary endpoint for our Phase 2 clinical trial is the increase in serum creatinine above baseline and an additional important endpoint is the occurrence of Major Adverse Kidney Events at 90 days (MAKE 90), which has previously been accepted by the FDA as an approvable endpoint in this indication. We expect to report topline data from our Phase 2 clinical trial in the second half of 2021. If our Phase 2 clinical trial demonstrates sufficient evidence of efficacy, we expect to initiate a Phase 3 registration trial in CSA-AKI in the first quarter of 2022, subject to discussions with the FDA. Pursuant to the Vifor License, Vifor Pharma holds global exclusive rights to commercialize ANG-3777 for this indication, except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

        ANG-3777 for ALI.    We are also investigating the use of ANG-3777 for indications within ALI, with our primary focus on ARDS, a severe form of ALI that is characterized by the sudden onset of pulmonary edema, inflammatory cell infiltration and impaired oxygenation. In order to evaluate ANG-3777's potential to treat this form of ALI, we initiated a proof-of-concept Phase 2 clinical trial in Brazil to investigate ANG-3777 for the reduction of severity and progression of ALI in patients with Coronavirus disease 2019 (COVID-19) associated pneumonia who are at high risk of progressing to ARDS. COVID-19 is a respiratory tract infection caused by a newly emergent coronavirus, SARS-CoV-2. In severe cases, COVID-19 is often complicated by pneumonia, ARDS and multi-organ failure, including AKI, neurological injuries and cardiac injuries. As a result, we believe this study, if successful, could demonstrate the benefits of ANG-3777 for the treatment of ARDS. Studies have shown that the incidence of ARDS is between 150,000 and 200,000 cases per year in the United States, resulting in between 40,000 and 80,000 deaths per year. We expect to report topline data from this Phase 2 trial in the first half of 2021 and initiate a Phase 2 clinical trial in an ARDS indication in 2022. We hold global rights to develop, manufacture and commercialize ANG-3777 for this indication, subject to certain limitations under the Vifor License and except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

        ANG-3777 for CNS.    The role of the HGF/c-Met pathway has been extensively studied in CNS injuries such as acute spinal cord injury and cerebral ischemia, or stroke. A similar HGF/c-Met timing mismatch to the one observed in acute kidney injury is also present in CNS injuries, and both we and independent researchers have demonstrated via in vivo studies that administration of ANG-3777 or exogenous HGF can reduce the severity of and enhance the recovery from acute injuries to the brain and spinal cord. Based on these preclinical findings, we believe ANG-3777 could be beneficial in treating patients with acute spinal cord injury, traumatic brain injury and stroke. We are planning to submit an investigational new drug (IND) application for an acute CNS indication in 2021 and initiate a Phase 2 clinical trial of ANG-3777 in 2022. We hold global rights to develop, manufacture and commercialize ANG-3777 for this indication, subject to certain limitations under the Vifor License and except in Greater China, where we have licensed development and commercialization rights exclusively to Sinovant.

Our Programs for the Treatment of Fibrotic Diseases

        ANG-3070 for Fibrotic Diseases.    Our second product candidate, ANG-3070, is a highly selective, orally-bioavailable small molecule TKI we are developing as a potential treatment for fibrotic diseases. ANG-3070 is the result of our extensive in-house research of key fibrotic pathways impacted by tyrosine kinases, the intersecting nodes between these pathways and the correlation of genomic and proteomic signatures for different types of fibrosis. This approach enabled us to design ANG-3070 with potentially improved specificity and receptor-binding affinity, relative to currently approved TKIs, in order to deliver promising activity in fibrotic pathways while limiting off-target inhibition. ANG-3070 has demonstrated target engagement as an anti-fibrotic agent in a variety of animal models and has shown in vitro the ability to inhibit pro-inflammatory tyrosine kinases at exposures achievable by oral administration. We are also currently evaluating ANG-3070 in a Phase 1 healthy-volunteer trial in Australia, and we expect to report topline data from this trial in the first half of 2021. We believe the preliminary safety and pharmacokinetic data from our Phase 1 trial support the initiation of a Phase 2 clinical trial. Subject to the final results from this trial and discussions with the FDA, we plan to advance ANG-3070 into Phase 2 clinical development in 2021, and we are considering indications, such as primary proteinuric renal diseases and potentially non-proteinuric renal diseases at high risk of progression. We hold global rights to ANG-3070.

        ROCK2 Inhibitor for Fibrotic Diseases.    Our third product candidate is a potent selective ROCK2 inhibitor that has demonstrated much higher affinity for ROCK2 versus ROCK1. Rho kinase (ROCK) signal transduction pathways are implicated in the development of fibrosis. Inhibition of the ROCK isoforms, ROCK1 and ROCK2, has shown promise in fibrosis; however, ROCK1 inhibition has been associated with inducing hypotension (low blood pressure). Recent scientific work using specific genetic or pharmacological reduction of ROCK2 indicates ROCK2 inhibition by itself can result in anti-fibrotic activity without causing hypotension. These findings informed our strategy to develop a ROCK2-specific inhibitor, with the goal of minimizing ROCK1 inhibition, as a potential treatment for fibrosis and other diseases. We believe this approach could translate into a product candidate with enhanced tolerability that may support long-term systemic use in chronic diseases. We expect the first indication for our ROCK2 inhibitor to be a chronic fibrotic indication such as chronic kidney disease (CKD), idiopathic pulmonary fibrosis (IPF) or nonalcoholic steatohepatitis (NASH). We expect to select a lead compound from our ROCK2 inhibitor program and initiate IND-enabling studies in 2021. We hold global rights to our ROCK2 inhibitor program.

        CYP11B2 Inhibitors.    We are developing proprietary CYP11B2 (aldosterone synthase) inhibitors, which we are investigating for the purpose of targeting aldosterone-related diseases, including resistant hypertension, congestive heart failure and kidney fibrosis. We expect to select a lead compound from our CYP11B2 inhibitor program and initiate IND-enabling studies for the program in 2021. We hold global rights to our CYP11B2 inhibitor program.

Commercialization

        If ANG-3777 is approved for DGF and/or CSA-AKI, we expect that it will be commercialized by Vifor Pharma pursuant to the Vifor License in the United States, Europe and other markets (excluding Greater China). Within Greater China, Sinovant is responsible for the development and, if approved, commercialization of ANG-3777 for all indications. There are approximately 250 institutions performing 23,000 kidney transplants in the United States annually, with the top 150 institutions accounting for over 85% of all kidney transplants each year. Vifor Pharma has an extensive commercial infrastructure addressing the renal market within and outside the United States, including distribution, contracting, medical affairs and sales functions. As a result, we believe Vifor Pharma is well positioned to successfully address these market opportunities by leveraging its strong existing relationships within the nephrology community. The Vifor License has a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%.

Management

        Our pipeline and company strategy were originated and are supported by a management team with extensive experience and expertise in clinical research and development, business development and commercialization. Our founder and current Executive Chairman and Chief Scientific Officer, Itzhak Goldberg, M.D., F.A.C.R., has made seminal contributions to the understanding of HGF and fibrotic pathways. Our Chief Executive Officer, Jay Venkatesan, M.D., was the founder and CEO of Alpine BioSciences (acquired by Cascadian Therapeutics, which was subsequently acquired by Seagen), was a key investor in Mavupharma Inc. (acquired by AbbVie) and is a former portfolio manager of Ayer Capital and director of Brookside Capital Partners (the hedge fund group affiliated with Bain Capital). Our Chief Medical Officer, John F. Neylan, M.D., has held leadership roles at Keryx Biopharmaceuticals and Genzyme Corporation. These individuals and other members of our senior management team have contributed to the clinical development, registration and/or commercialization of over fifty approved drug products.

Company History

        We were founded in 1998 by Dr. Goldberg. From our incorporation through 2014, our efforts were primarily focused on researching a number of pathways related to serious organ diseases and applying our medicinal chemistry expertise towards creating potential therapeutics to address the unmet medical needs of patients. Since 2014, we have significantly expanded our operations, with a focus on advancing our lead product candidate, ANG-3777, into and through multiple clinical programs and accelerating our other development programs.

        Since inception through September 30, 2020, we have received investments and have been awarded grants totaling over $177.0 million. Prior to 2014, our operations were funded primarily through the receipt of U.S. government grants and contracts, including peer-reviewed, competitive grants and contracts from the National Institutes of Health (NIH) and the National Science Foundation (NSF) under the Small Business Innovation Research (SBIR) program and from the Department of Defense (DOD). From our inception through September 30, 2020, we received approximately $68.5 million from U.S. government grants and contracts and have raised aggregate gross proceeds of $108.5 million through the issuance and sale of our debt and equity securities.

        Our corporate operations are based in San Francisco, California, our clinical development and regulatory teams are primarily located in Boston, Massachusetts, and our discovery and research programs are based in Uniondale, New York.

Our Strategy

        We are focused on discovering, developing and commercializing novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Our goal is to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have limitations. The key tenets of our business strategy are to:

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  Complete pivotal development and obtain regulatory approval of ANG-3777 for DGF.    We believe ANG-3777 has the potential to become the first approved therapy for DGF. We have recently completed enrollment in a Phase 3 registration trial of ANG-3777 to improve kidney function and reduce the severity of DGF following kidney transplantation in patients showing evidence of early kidney dysfunction, and we expect to report topline data from this trial by the end of 2021. Prior to our current trial, we completed a Phase 2 randomized, double blind, placebo-controlled clinical trial designed to evaluate the efficacy and safety of ANG-3777 for improving kidney function in patients undergoing kidney transplantation who showed signs of kidney injury and were considered to be at high risk of DGF. As part of this trial, we demonstrated improved short- and long-term graft function, with no evidence of increased adverse events attributable to ANG-3777 as compared with patients in the placebo arm. If our Phase 3 registration trial of ANG-3777 for DGF is successful, we expect to file an NDA with the FDA for DGF in 2022, subject to discussions with the FDA. ANG-3777 has received both Orphan Drug and Fast Track designations from the FDA for DGF.

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  Advance ANG-3777 through clinical proof of concept for the treatment of CSA-AKI and ALI, and advance additional indications through development.    Given the HGF/c-Met pathway's role in organ repair in several types of acute organ injuries, we intend to investigate ANG-3777 for several related indications. In particular, based on its novel mechanism of action, we believe ANG-3777 has the potential to be used, if approved, as a therapy for up to approximately one-third of patients in the United States undergoing cardiac surgery involving cardiopulmonary bypass. As a result, we are currently enrolling patients in a Phase 2 randomized, multi-center, double-blind, placebo-controlled clinical trial of ANG-3777 for CSA-AKI. We expect to report topline data from this trial in the second half of 2021. In addition, we are evaluating ANG-3777's potential to treat ARDS in a proof-of-concept Phase 2 clinical trial in Brazil of ANG-3777 for the reduction of severity and progression of ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to ARDS. We expect to report topline data from this Phase 2 trial in the first half of 2021. Furthermore, we continue to evaluate other possible development options in other common causes of ARDS, including other forms of viral infection, sepsis, smoke-inhalation or chemical insult trauma. We also intend to evaluate the use of ANG-3777 in other forms of acute organ injury, including the CNS and heart. By leveraging our growing safety and efficacy datasets, we believe we may be able to rapidly advance ANG-3777 into clinical proof-of-concept trials for these follow-on indications, which could enable us to address significantly larger patient populations and maximize the commercial potential of ANG-3777 more quickly.

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  Advance development of ANG-3070 for the treatment of fibrosis.    Our understanding of the pathogenesis of fibrosis enabled us to develop molecules precisely targeting key fibrotic pathways, with the goal of delivering treatment to patients with disease driven by these pathways. Our first clinical-stage fibrosis product candidate, ANG-3070, is precisely engineered to selectively inhibit what we believe are key pathways associated with fibrotic diseases while limiting off-target activity. We believe preliminary safety and pharmacokinetic data from our Phase 1 healthy-volunteer trial of ANG-3070 in Australia support the initiation of a Phase 2 clinical trial. Subject to final results from this trial and discussions with the FDA, we plan to advance ANG-3070 into a Phase 2 clinical trial in 2021 in the United States, and we are considering indications such as primary proteinuric renal diseases and potentially non-proteinuric renal diseases at high risk of progression.

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  Advance development of our earlier-stage programs addressing fibrotic diseases.    Our ROCK2 inhibitor is designed to be a potent and highly selective inhibitor of ROCK2, with minimal inhibition of ROCK1, which we believe could translate into a therapeutic with enhanced tolerability that may support chronic use. We expect to select a lead compound from our ROCK2 inhibitor program and initiate IND-enabling studies in 2021. We are also developing proprietary CYP11B2 inhibitors for the purpose of targeting aldosterone-related fibrotic diseases. We expect to select a lead compound from our CYP11B2 program and initiate IND-enabling studies for the program in 2021.

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  Independently commercialize any approved products in indications and geographies where we believe we can maximize value and pursue other options to realize the full potential of our pipeline.    We have a disciplined strategy to maximize the value of our pipeline by retaining development and commercialization rights to those product candidates, indications and geographies that we believe we can ultimately commercialize successfully on our own if they are approved. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies. Our license agreement with Vifor Pharma for the commercialization of ANG-3777 for Renal Indications is a product of our strategy.

Our Pipeline

        Our research and development activities are primarily focused on discovering and investigating small molecules to prevent, treat or mitigate life-threatening acute organ injuries and fibrotic diseases. We have internally developed a pipeline of product candidates designed to either amplify existing protective, reparative and regenerative systems or to suppress pathways responsible for initiating and promoting fibrotic disease. Due to the link between organ injury and progressive organ fibrosis, our research efforts have spanned the continuum from acute organ injury, such as AKI and ALI, to approaches intended to slow or halt the progression of organ fibrosis.

        Our pipeline of product candidates, programs and anticipated milestones are reflected in the chart below:

ANG-3777, Our Lead Product Candidate

        Our lead product candidate, ANG-3777, is potentially a first-in-class hepatocyte growth factor (HGF) mimetic. We engineered ANG-3777 to mimic the biological activity of HGF in activating critical pathways in the body's natural organ repair process following an acute organ injury. As a result, we believe ANG-3777 has the potential to be used in multiple acute organ injury indications, including AKI as well as injuries to other major organs, including the lungs, CNS and heart. We have completed enrollment in a Phase 3 registration trial of ANG-3777 to improve kidney function and reduce the severity of transplant-associated acute kidney injury, also known as DGF, following kidney transplantation in patients showing evidence of early kidney dysfunction. We previously completed a Phase 2 clinical trial in which ANG-3777 demonstrated improved short- and long-term graft function as compared with placebo. We are currently conducting Phase 2 clinical trials of ANG-3777 for acute kidney injury associated with CSA-AKI and for patients with ALI resulting from COVID-19 associated pneumonia at high risk of progressing to ARDS. We expect to report topline data from our Phase 3 DGF registration trial by the end of 2021, our Phase 2 clinical trial for CSA-AKI in the second half of 2021 and our Phase 2 ALI trial in the first half of 2021. If our Phase 3 registration trial for DGF is successful, and subject to discussions with the FDA, we expect to file an NDA with the FDA for DGF in 2022. If our proof-of-concept Phase 2 clinical trial in CSA-AKI demonstrates sufficient evidence of efficacy of ANG-3777, we plan to initiate a Phase 3 registration trial in this indication in the first quarter of 2022, subject to discussions with the FDA. If we achieve proof of concept in our Phase 2 clinical trial for ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to ARDS, we plan to initiate a Phase 2 clinical trial in an ARDS indication in 2022. ANG-3777 has received both Orphan Drug and Fast Track designations from the FDA for DGF.

The Role of the HGF/c-Met Pathway in Acute Organ Injury

        Acute organ injury involves the rapid deterioration of organ function and viability. It is caused by several factors including: ischemia, or oxygen deprivation of the organ; reperfusion injury caused by the formation of free radicals when oxygen flow returns to an oxygen-starved organ; large changes in blood pressure, such as those occurring during cardiac arrest or resulting from vascular instability in sepsis; hemodynamic shear stress; toxic injuries, such as those caused by venoms, toxins and drugs; and traumatic injuries, such as blunt trauma or burns. Ischemia-reperfusion injury commonly occurs in connection with organ transplantation as well as cardiac surgery. Regardless of the cause, all of these injuries trigger the immediate activation of repair pathways, which help to restore function and facilitate recovery of the injured organ. We believe the most important repair pathway triggered in response to an acute organ injury is the HGF/c-Met pathway.

        When an organ is injured, the body releases stored HGF into the blood. HGF then travels to the site of the injury and binds to the promoter region of the c-Met receptor gene on cells in that location to upregulate its expression, which expression is mediated in part by AP-1, a transcriptional factor responsive to cytokines, bacterial and viral infections, and other cell stress signals. HGF also binds to c-Met receptors expressed on the surface of cells in the injured organ, causing dimerization of the c-Met receptors and activation of downstream pathways. HGF is the only ligand known to bind to c-Met and cause its activation. The binding of HGF to c-Met triggers a series of downstream signaling pathways responsible for preventing apoptosis (cell death), stimulating cell proliferation, promoting angiogenesis (formation of new blood vessels), improving cellular motility, and remodeling the extracellular matrix, all in order to restore normal structure and function to the injured organ.

        In the illustrative diagram below, some of the essential proteins in transducing and amplifying the c-Met signal are shown, along with a representative set of actions that these proteins are responsible for inducing. For instance, the adaptor proteins Grb2, SHC and Gab1, among others, are responsible for recruiting downstream signaling proteins including the following (and some of their respective actions):

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  Ras-Raf-MEK-ERK/MAPK: increase in mRNA translation, promote angiogenesis, stimulate cell proliferation, prevent apoptosis and promote tubulogenesis (restoring normal tissue architecture);
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  PI3K: increase cell motility, promote tubulogenesis, prevent apoptosis and induce cellular differentiation;
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  AKT/mTOR: prevent apoptosis, increase metabolism, increase cell motility, promote angiogenesis and transcription regulation;
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  Stat-3: stimulate cell proliferation, prevent apoptosis and induce cellular differentiation; and
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  FAK: alter cellular adhesion, increase cell motility and promote angiogenesis.

        HGF/c-Met also downregulates the pro-fibrotic cytokine, TGF-b (transforming growth factor beta) to prevent the organ from entering the progressive cycle of fibrosis (growth inhibition, extracellular matrix deposition and cell death). These interactions are influenced by the cellular environment in which these pathways are activated. For example, in the setting of ischemia-reperfusion injury, c-Met transcription is upregulated by HGF as well as by hypoxia-inducible factor (HIF-1), which itself is activated during tissue ischemia. Through these mechanisms, HGF/c-Met signaling is amplified, thereby initiating the cascade of organ repair.

 The Importance of the HGF/c-Met Pathway in Acute Organ Injury

        As shown in the following figure, HGF is released into circulation and reaches peak concentration levels approximately two hours after acute organ injury (the solid blue line). However, the c-Met receptor is synthesized more slowly (dashed orange line) and peaks approximately 24 hours following the injury, resulting in insufficient levels of HGF available relative to the peak expression levels of c-Met on the cell surface.

The Mismatch of HGF and c-Met Following Acute Kidney Injury

        Clinical studies of therapeutic interventions for acute organ injuries have shown that preventing, treating or reversing acute organ injury is very challenging. Most approaches have focused primarily on blocking various pro-inflammatory or pro-fibrotic pathways. These trials have generally failed to yield approved therapies, which we believe is due to the narrow therapeutic window necessitated by the need to inhibit these pathways prior to propagation of the inflammatory signal cascade, the multiple pathways involved in acute organ injury and the difficulty in defining when acute organ injury is beginning.

        HGF has shown modest early effects on injury pathways, but the dominant effects of c-Met agonism by HGF are primarily seen in the recovery and repair pathways, which are not meaningfully activated until at least six hours after acute organ injury and are maximally activated over a few days following acute organ injury. The short half-life of native or recombinant HGF protein (less than five minutes) limits the use of exogenous HGF to address the mismatch between HGF release and c-Met expression during this window. As a result, we believe a molecule that mimics the effects of HGF, but with a substantially longer half-life, has the potential to provide a more robust recovery from acute organ injury in both the short- and long-term.

Our Solution: ANG-3777, an HGF Mimetic

        Our lead product candidate, ANG-3777, is a small molecule designed to mimic the biological activity of HGF, thereby activating the c-Met cascade of pathways involved in tissue repair and organ recovery. ANG-3777 has demonstrated several similarities to HGF, including c-Met dependence and selective c-Met receptor activation, without acting on other growth factor receptors. In addition, it has a substantially longer half-life than HGF. As a result, we believe ANG-3777 has the potential to be a first-in-class therapeutic with a unique approach to addressing acute organ injury. The following are the potential advantages and key properties of ANG-3777:

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  Enhanced key natural repair pathway—ANG-3777 is an HGF mimetic that selectively activates the HGF/c-Met pathway, an early and essential pathway in acute organ injury repair in multiple organs that results from multiple causes of injury (including mechanical, thermal, chemical and ischemic causes). Therefore, we believe that ANG-3777 may have additional treatment potential in multifactorial or complex organ injuries beyond our initial indications. By initiating the HGF/c-Met cascade, ANG-3777 triggers downstream activation of multiple processes that we believe both attenuate further organ injury and promote organ repair.
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  Expanded treatment window—Our studies have shown that treatment with ANG-3777 can be successfully administered up to 48 hours from the time of injury, increasing the viable window for intervention. In many instances of acute organ injuries, including those resulting from thrombosis (stroke or acute MI), trauma, and transplantation, the injury occurs many hours before treatment can be administered. Therefore, a therapy that does not require prophylactic or administration concurrent with the injury could significantly expand the addressable patient population.
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  Favorable adverse event profile—In our Phase 2 clinical trial for DGF, the overall incidence of adverse events and serious adverse events was similar between the treatment and placebo arms, no serious adverse event was attributed to ANG-3777 by investigators and no patient on treatment withdrew because of a serious adverse event.
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  Ease of administration—ANG-3777 has demonstrated a half-life of approximately three hours compared to a half-life of less than five minutes for native or recombinant HGF. Due to its longer half-life, ANG-3777 can be administered once daily intravenously.
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  Reduced pharmacoeconomic burden—Acute organ injury results in substantial costs to the healthcare system. A therapy that effectively attenuates organ injury could significantly reduce this economic burden by decreasing short-term costs, including increased hospital days and re-admissions, as well as long-term costs, including costs associated with outpatient dialysis and other outpatient services.

        The HGF/c-Met pathway is responsible for organ repair in several types of acute organ injuries and, in preclinical in vivo models, ANG-3777 has demonstrated its potential to play a role in the repair process in numerous examples of acute organ injury, including kidney, lung, CNS and heart-related injuries. In the United States, there are approximately eight million patients diagnosed with acute organ injury annually. AKI is the most prevalent acute organ injury, with the number of hospitalized cases in the United States estimated to be four million annually. Other common acute organ injuries include injuries to the heart and the lung, of which there are approximately two million and 280,000 cases in the United States on an annual basis, respectively.

        Our initial focus for the development of ANG-3777 is on two forms of AKI, in ALI, and in certain acute CNS injuries. Assuming successful outcomes in our clinical trials in our initial indications, we believe this could substantially enhance the addressable market.

Acute Kidney Injury

        Acute kidney injury is a major health issue and is defined as an abrupt (within 48 hours) reduction in kidney function based on an elevation in serum creatinine level, a reduction in urine output, the need for renal replacement therapy or a combination of these factors. AKI is caused by a variety of factors, including ischemia (lack of oxygen), reperfusion (reintroduction of oxygen), drug and toxin exposures, sepsis, major trauma and/or hemorrhage, among others. There are no approved treatments for AKI, and the management of AKI involves supportive efforts including fluid management, avoidance of nephrotoxic medications and contrast media exposure and correction of electrolyte imbalances. It has been estimated that hospital-based AKI results in greater than $5.4 billion in annual excess costs to hospitals in the United States.

        AKI is a common complication in cardiac surgery and major non-cardiac surgery and is associated with a significant increase in morbidity and mortality. Moreover, postoperative AKI is associated with long-term negative outcomes including chronic kidney disease and late mortality.

        Within AKI, we have chosen to initially investigate ANG-3777's potential to improve kidney function and reduce the severity of transplant-associated acute kidney injury, also known as delayed graft function, following kidney transplantation in patients showing evidence of early kidney dysfunction, as well as its potential to treat acute kidney injury associated with cardiac surgery involving cardiopulmonary bypass.

Statistical Significance

        In the description of our product candidate programs, clinical trials and preclinical studies below, 'n' represents the number of subjects in a particular group and 'p' or 'p-values' represent the probability that the therapeutic intervention is not better than the comparator arm but achieved a difference due to chance. A p-value ≤ 0.05 is a commonly used criterion for statistical significance in registration trials and is generally considered supportive of a finding of efficacy by regulatory authorities.

ANG-3777 for the Reduction in Severity of Delayed Graft Function

Overview: Kidney Transplantation and Delayed Graft Function

        Delayed graft function (DGF) is a severe form of AKI resulting from ischemia-reperfusion injury following kidney transplantation. It is distinct from transplant rejection, which is an immunologic condition, and is most commonly seen in recipients of deceased donor kidneys, in part due to the longer periods of warm ischemia (ischemia occurring at body temperature) and cold ischemia (ischemia occurring during kidney preservation and transport) typical for deceased-donor kidney transplants. DGF is most commonly defined as the need for dialysis (the extracorporeal removal of waste products from the blood when the kidneys are in a state of failure) within seven days following transplantation.

        One of the challenges with DGF stems from the timing of the injury to the kidney, which can occur before the transplantation surgery. For example, in donors who die suddenly (cardiac death) or who have brain death, the kidney injury occurs when blood flow to the kidney is reduced or stopped, which occurs at or before the time of organ recovery. From that point, the lack of oxygen and nutrients continues to damage the donor kidney until the point at which it is successfully implanted into a recipient, which often takes place between 12 and 24 hours later. After the kidney is transplanted, it undergoes further damage as a result of reperfusion injury caused by the formation of free radicals as oxygen flow returns to the oxygen-starved organ. This combination of damage and its timing makes it difficult for interventions that only block damage pathways, for instance by targeting inflammatory pathways, to work effectively to improve kidney function and reduce the severity of DGF.

        Following transplantation of the kidney, physicians monitor a series of key metrics related to DGF, including urine output and estimated glomerular filtration rate (eGFR), to assess how the transplanted kidney is performing. Adverse readings in these key metrics are indicative of kidney damage and more severe forms of DGF, and are predictive of longer-term negative outcomes, such as reduced survival of the transplanted kidney and increased patient morbidity and mortality.

        For example, the left graph in the following figure shows the lowest two quintiles of patients (solid blue lines) with the worst urine output within 24 hours after transplantation have a significantly decreased chance of their new kidney surviving for five years compared to the highest quintile (dashed orange line). The right graph in the following figure shows patients with the highest eGFR at discharge (dotted green line) have better cumulative kidney transplant survival than patients with lower eGFR at discharge (dashed orange and solid blue lines).

Key Metrics Related to Delayed Graft Function Severity

Urine Output	eGFR at Discharge

        Regardless of the specific measurement used, the occurrence of more severe DGF is associated with an approximate 50% reduction in median graft survival time, from approximately ten years for patients with less severe DGF to approximately five years for patients who experienced more severe DGF.

        It is well-established that eGFR, calculated based in part on serum creatinine levels, is a predictor of long-term kidney graft survival. Upon discharge from the hospital after kidney transplantation, eGFR is the third strongest predictor of kidney graft failure, surpassed only by the presence or absence of dialysis in the first week post-transplantation and by recipient age. However, by three, six and twelve months after discharge, eGFR becomes the strongest predictor of kidney graft survival. With the support of two leading academic collaborators, we analyzed data from more than 150,000 patients in the United Network for Organ Sharing (UNOS) database and demonstrated eGFR at six and twelve months after discharge is a much stronger predictor of graft survival than traditional predictors, such as presence or absence of dialysis, recipient age and race, donor diabetes and hypertension, and transplant factors, such as cold ischemia time and immunologic mismatch between donor and recipient. In addition, scientific literature also supports that a 5 mL/min/1.73m difference in twelve-month eGFR is clinically meaningful.

        In addition, the National Kidney Foundation's predictive chronic kidney disease (CKD) staging system utilizes eGFR to categorize patients with CKD into five stages. Patients with higher eGFR are placed in lower stages, with such classifications being associated with significantly longer life expectancies, and patients at higher stages have significant long-term mortality. For example, a 50-year-old male moving from CKD Stage 3B disease (eGFR equal to between 30 and 44 mL/min) down to CKD Stage 3A disease (eGFR equal to between 45 and 59 mL/min) would be expected to see an increase in life expectancy of 7.7 years. A 50-year-old female experiencing a similar improvement in eGFR would be expected to see an increase in life expectancy of 9.1 years.

        For these reasons, we believe eGFR is a meaningful marker of the extent of recovery from the kidney dysfunction resulting from transplantation. Following discussions with the FDA and our submission of an amendment to the clinical trial protocol, we are using difference in patient eGFR between the treatment and placebo arms measured during a 12-month period following transplant as our primary endpoint in our Phase 3 registration trial.

Delayed Graft Function: Market

        The number of kidney transplants and incidence of DGF have both been increasing steadily over the last five years. The increasing incidence of diabetes, hypertension and metabolic syndrome are projected to increase the incidence of end-stage renal disease (ESRD). Regardless of the causative factors, the major outcome of CKD is progression toward ESRD. According to the United States Renal Data System, in 2017 more than 747,000 patients in the United States had kidney failure and of these, more than 520,000 individuals were placed on dialysis. Dialysis, while effective at prolonging life, can cost approximately $90,000 or more per patient per year in the United States and results in both poor long-term clinical outcomes and a substantially diminished quality of life. Kidney transplantation is the most clinically effective and cost-efficient of the options for renal replacement therapy (the other option being dialysis) and is the most common organ transplant operation performed in the United States.

        Unfortunately, the number of kidneys available for transplantation has not increased to meet the growing need. According to the National Kidney Foundation, more than 100,000 patients await kidney transplants in the United States. UNOS reports that approximately 23,000 kidney transplants were completed in the United States in 2019, of which approximately 70% involved kidneys from deceased donors. The compound annual growth rate of the proportion of kidney transplants coming from deceased donors has exceeded 7% per year over the last five years. Approximately 90% of the incidence of DGF occurs in patients who receive transplants from deceased donors. In Europe, there are at least 15,000 deceased donor kidney transplants per year.

        The incidence of DGF varies across transplant centers in the United States and Europe, occurring in nearly one-third of patients receiving kidney transplants from deceased donors, or more than 10,000 patients per year in the United States and Europe. DGF can lead to significantly longer hospital stays, higher admission costs, greater need for dialysis in the post-transplant period and a greater percentage of patient admissions to the ICU. Increased hospitalization, re-admissions and other care amounts to an increase in costs of approximately $20,000 per patient for the transplant center in the United States. Dialysis, for which Medicare spending per ESRD patient per year was approximately $90,000 in 2017, is also a contributing factor to the economic burden of DGF. Some patients do not require dialysis in the first week after transplantation but still have significant kidney dysfunction post-transplantation. This condition is referred to as Slow Graft Function (SGF) or functional Delayed Graft Function (fDGF), and these patients have long-term outcomes that approximate the outcomes in DGF. Our clinical trial enrollment criteria, requiring evidence of poor urine output for at least eight consecutive hours post-transplantation, allows for both DGF and SGF patients to be enrolled in the study.

        In response to this significant burden, in July 2019 a U.S. Presidential Executive Order was issued outlining a comprehensive approach to improving kidney health. It outlines multiple policy initiatives to address the substantial and growing challenges related to ESRD and transplantation.

Included were initiatives to increase kidney transplants in order to reduce the economic and patient burden of dialysis and to increase the utilization of available kidneys by improving regulations relating to deceased-donor organs. As part of this effort, the U.S. Department of Health and Human Services (HHS) publicly announced its goal of doubling the number of kidney transplants by the year 2030. As a result, we expect the number of new transplants coming from deceased donors to increase, which may increase the incidence of DGF diagnoses thereby expanding the potential market for ANG-3777.

        Our partner Vifor Pharma is responsible for the commercialization of ANG-3777 in delayed graft function globally, except in Greater China.

Delayed Graft Function: Current Treatment Paradigm

        There are currently no approved treatments to prevent or reduce the severity of DGF. A successful treatment for post-transplant kidney injury has the potential to change the treatment paradigm for kidney transplant, resulting in the reduction or elimination of the need for dialysis after transplant surgery, reduce the duration of transplant center stay and associated costs and improve the long-term function and survival of transplanted kidneys. Moreover, approximately 20% of the donor kidneys recovered in the United States each year are discarded due to concerns about organ quality and long-term function of the kidney. A therapy that improved long-term kidney function post-transplantation could allow many of these previously-discarded kidneys to be considered viable for transplantation.

        Clinical trials have been completed utilizing a variety of therapeutic approaches to DGF, but with very limited success. For example, complement inhibition, anti-apoptotic drugs, novel immunosuppressants, anti-TGF-b molecules, dopamine agonists, N-acetylcysteine and natriuretic peptides, among other interventions, have been tested with inconclusive or negative results. While trends have been observed in some trials, none of these approaches are considered effective therapies for the prevention or mitigation of AKI caused by transplantation or cardiac surgery. As described above, the fact that the injury occurs prior to therapeutic intervention has made it challenging for these interventions to show benefit in reducing the impact of AKI.

        For treatment following kidney transplantation, dialysis is intended to keep the patient alive by removing the body's waste products, balancing acid-base status and controlling fluid imbalances until the transplanted kidney recovers from its ischemic injury and begins to function adequately. Dialysis addresses the short-term issue of post-transplant kidney dysfunction, but it does not address the underlying ischemic damage or contribute to repair and recovery of the organ. As the FDA noted in its July 2019 draft guidance Delayed Graft Function in Kidney Transplantation: Developing Drugs for Prevention, dialysis is viewed as an option of last resort and puts the graft at risk of hypotension, thrombosis, increased hospitalization and worse clinical outcomes.

Clinical Development of ANG-3777 for Delayed Graft Function

        We have completed a Phase 2 randomized, double blind, placebo-controlled clinical trial designed to evaluate the efficacy and safety of ANG-3777 for improving kidney function in patients undergoing kidney transplantation who show signs of significant kidney injury. In September 2020, we completed enrollment in a Phase 3 registration trial of ANG-3777 to evaluate its ability to improve kidney function and reduce the severity of DGF following kidney transplantation in patients showing evidence of early kidney dysfunction. ANG-3777 has received both Orphan Drug and Fast Track designations from the FDA for this indication.

Phase 3 Registration Trial

        In September 2020, we completed enrollment in our Phase 3 randomized, multi-center, double-blind, placebo-controlled registration trial of ANG-3777 for DGF.

        The key enrollment criteria for our Phase 3 registration trial were substantially similar to those used in our Phase 2 clinical trial. To be enrolled, patients were required to have received a kidney graft from a deceased donor and must have demonstrated oliguria (reduced urine output) for at least eight consecutive hours during the first 24 hours post-transplantation. We selected these criteria to enrich the trial for patients who had demonstrated kidney dysfunction and were thus considered to be at high risk of DGF or SGF. Deceased-donor kidneys with donations after cardiac death were capped at 20% to match current epidemiological data regarding the rate of kidneys donated after cardiac death. Transplant recipients with low or no urine output during any eight consecutive hours over the first 24 hours following transplant were randomized at a ratio of one-to-one to receive a total of three doses of ANG-3777 (2.0 mg/kg intravenous infusion) or placebo once daily for three days. The first dose is administered within 30 hours of transplantation. We enrolled 253 patients across 31 trial sites in the United States. We expect to report topline data from this trial by the end of 2021.

        When we initiated our Phase 3 registration trial in 2015, the FDA did not view eGFR as an acceptable endpoint for registration studies and strongly preferred a dialysis-based endpoint. Subsequently, the FDA has agreed with sponsors in other indications that registration studies using eGFR as a primary endpoint may be acceptable in certain circumstances. In July 2019, the FDA's Division of Transplant and Ophthalmology Products released guidance on DGF, indicating that an endpoint of eGFR at 12 months could be sufficient to support a claim of sustained improvement of long-term kidney function. In February 2020, we met with the FDA in a Type C meeting to discuss a proposed change to our Phase 3 trial design to better assess the impact of ANG-3777 on long-term kidney function in transplant recipients with early kidney dysfunction. Based on this discussion and a subsequent March 2020 teleconference with FDA, our planned primary endpoint for our Phase 3 registration trial was changed to be the difference in eGFR between the treatment and placebo arms measured during a twelve-month period following transplant. We believe this eGFR endpoint is an important measure of long-term kidney function and is more predictive than other baseline characteristics in assessing prospects for long-term graft survival. We further believe the eGFR endpoint is a meaningful marker of the extent of recovery from the kidney dysfunction resulting from transplantation. Transplant recipients typically have their eGFR measured on at least a monthly basis to evaluate function. As such, our trial will collect the relevant monthly eGFR data, to support our planned endpoint of eGFR during the twelve-month period following transplantation. Additionally, we are collecting data on key secondary endpoints, including duration on dialysis and duration of hospital length of stay. We are also collecting safety data throughout the trial and comparing graft failure rates at a Day 360 evaluation visit.

        Following our protocol amendment, in July and December 2020, the FDA issued correspondence indicating that we could submit the eGFR at 12 months post-transplant data for review as part of an NDA for ANG-3777 in DGF, while reiterating the concerns and guidance it previously communicated to us with respect to the change in our Phase 3 primary endpoint to eGFR from duration of dialysis. Specifically, the FDA stated it did not agree with the change in primary endpoint and other protocol changes at this time. The FDA's correspondence indicates that the ultimate acceptability of eGFR as a surrogate endpoint that is reasonably likely to predict clinical benefit in this population, will depend on our ability, based upon the totality of the Phase 3 data, to show clinical benefit and positive efficacy trends on eGFR as well as on some key secondary endpoints and other measures. Such Phase 3 data will need to demonstrate the reliability of our Phase 3 eGFR data as a sufficient basis for the assessment of clinical benefit, and to establish and provide adequate evidence of the minimum clinically meaningful difference for improvements in

eGFR at 12-months. We believe that our amended Phase 3 protocol is appropriately designed to meet these requirements and to address the FDA's concerns on these topics. However, if our Phase 3 results are not persuasive enough, additional evidence of efficacy will be required to substantiate the treatment benefit for purposes of NDA approval for patients with DGF.

Phase 2 Clinical Trial

        Our Phase 2 multi-center, randomized, double-blind, placebo-controlled clinical trial was designed to evaluate the efficacy and safety of ANG-3777 for improving kidney function in patients undergoing transplantation who showed signs of kidney injury and were considered to be at high risk of DGF. Transplant recipients with low or no urine output during any eight consecutive hours over the first 24 hours following transplant were randomized to receive a total of three doses of ANG-3777 once daily for three days (2.0 mg/kg IV infusion). The first dose had to be started within 36 hours of transplantation. The pre-specified primary endpoint was time to production of 1,200 cc of urine over 24 hours. Secondary endpoints included mean serum creatinine, change in the biomarkers serum C-reactive protein (CRP) and neutrophil gelatinase-associated lipocalin (NGAL), incidence of DGF (defined as dialysis within the first seven days post-transplantation), number of dialysis sessions, length of transplantation-related hospitalization and acute graft rejection.

        In 2014, based on a recommendation by the Data Safety Monitoring Board (DSMB), we amended our Phase 2 study protocol to include an administrative interim analysis of the clinical data after the first 20 patients were enrolled. Consistent with the DSMB findings, we found that the study had generated sufficient data indicating responses of renal transplant recipients following administration of ANG-3777. We subsequently requested a Type C meeting with the FDA to submit the results from our analysis. Following that meeting, we ended the Phase 2 clinical trial and initiated our Phase 3 registration trial.

        A total of 28 patients (19 in the ANG-3777 treatment arm and 9 in the placebo arm) were enrolled and randomized, which constitutes the intent-to-treat analytic group. Patient baseline characteristics were generally balanced between the ANG-3777 and placebo arms. In addition, the Irish Nomogram for predicting the likelihood of delayed graft function was essentially equivalent across ANG-3777 arm and placebo at 49.6% and 51.0%, respectively.

        ANG-3777 demonstrated clinically meaningful improvements as compared to placebo on the primary endpoint as well as a key secondary endpoint, mean serum creatinine. As reflected in the following figure, at Day 28, 83% of patients in the ANG-3777 arm had achieved greater than 1,200 cc urine output over 24 hours, versus 50% in the placebo arm, though such results were not statistically significant (p=0.09). In addition, the median number of days to achieve the primary endpoint was five for the ANG-3777 treatment arm and fourteen for the placebo arm. Though urine production was similar between groups on Day 1 after transplantation, ANG-3777 patients showed greater increases in urine production during the subsequent two weeks. Two subjects, one from each arm, were excluded from the pre-specified primary endpoint analysis as they reached greater than 1,200 cc urine output over 24 hours prior to the start of first infusion of study product.

 Phase 2 DGF Primary Endpoint: Production of 1,200 cc Urine Over 24 Hours

        We also conducted a post-hoc analysis with respect to our Phase 2 clinical trial data in response to the March 2017 FDA Draft Guidance for Industry on Delayed Graft Function in Kidney Transplantation and for purposes of planning our Phase 3 clinical trial. Three post hoc analyses were conducted and included mean eGFR at screening, Day 3, Day 7, Day 14, Day 28, Month 6, and Month 12 by study arm, graft failure over the first 12 months after transplantation by study arm, and duration of dialysis during first 28 days post-transplantation by study arm. None of these variables nor analyses were pre-specified secondary endpoints. Based upon the post hoc analyses and subsequent interactions with the FDA, the primary endpoint of the Phase 3 study of ANG-3777 in DGF is eGFR at 12 months.

        As reflected in the following figure, compared to placebo, the results of the post hoc analysis from the Phase 2 clinical trial showed patients treated with ANG-3777 had a statistically significant higher eGFR at 12 months compared to placebo.

 Phase 2 DGF: ANG-3777 Patients Showed Greater Increases in eGFR

        The administration of three doses of ANG-3777 in the Phase 2 clinical trial demonstrated a durable benefit to eGFR compared to placebo across the time points starting at Day 14, with statistical significance (p=0.039) at the 12-month mark. In addition, the absolute difference in eGFR between groups at the 12-month mark was more than double the 5 mL/min/1.73m difference thought to be clinically meaningful. As previously described, our analyses have shown six- and twelve-month eGFR is the best predictors of long-term graft survival in kidney transplantation recipients. In addition, improved eGFR is correlated with significantly increased life expectancies based on the National Kidney Foundation's predictive CKD staging system.

        Serum creatinine is the most widely used marker of kidney function and is an essential component in the calculation of eGFR. Higher levels of serum creatinine reflect the decreased capacity for the kidney to remove waste products from the blood and are a marker of kidney dysfunction. In the clinical trial, patients in the ANG-3777 arm had higher serum creatinine than the placebo arm. From Day 14 to 12 months post-transplantation, patients in the ANG-3777 arm had clinically meaningfully lower serum creatinine versus placebo, as reflected in the following figure:

Phase 2 DGF: ANG-3777 Patients Showed Greater Decreases in Serum Creatinine

        ANG-3777 was generally well tolerated in the Phase 2 clinical trial. The overall incidence of adverse events and serious adverse events was similar between the treatment and placebo arms. Two patients in the placebo arm and no patients in the ANG-3777 arm had graft failure within the first year post-transplant. One patient in the placebo arm withdrew after the second infusion for reasons unrelated to study drug; all others completed the study. Adverse events attributed to ANG-3777 were all mild or moderate and included two instances of nausea and vomiting, two instances of infusion site reaction and one instance of blood phosphorous and blood potassium decrease. No discontinuations resulted from these adverse events. No serious adverse event was attributed to ANG-3777 by investigators.

ANG-3777 for Cardiac Surgery-Associated Acute Kidney Injury

Disease Overview

        Acute kidney injury associated with cardiac surgery is another form of AKI. During cardiac surgery, cardiopulmonary bypass (the use of a heart-lung machine) is often employed to support the patient's heart and lung function. The use of cardiopulmonary bypass during the surgical procedure may cause or exacerbate kidney injury as a result of reduced blood flow, non-pulsatile circulation, rupture of red blood cells creating oxidant damage and other causes. CSA-AKI is caused by many factors, including shear stress during cardiopulmonary bypass and injuries from nephrotoxic drugs and contrast agents. In addition, an important driver of CSA-AKI is ischemia-reperfusion injury, which is similar to the injury seen in DGF. Furthermore, a significant number of patients undergoing cardiac surgery are also burdened by pre-existing conditions, including hypertension, diabetes and obesity, putting them at increased risk for developing AKI.

        A diagnosis of AKI is associated with prolonged hospital lengths of stay, the development of chronic kidney disease (CKD) and an increased risk of death. Currently, there are no approved therapies for either prevention or treatment of AKI in the setting of cardiac surgery. Care of patients with CSA-AKI is largely supportive in nature and is focused upon managing the complications associated with AKI, which include life-threatening fluid overload, electrolyte abnormalities and end-stage renal disease (ESRD). Treatment in these cases includes the administration of high-dose diuretics and/or renal replacement therapy in the form of hemodialysis or hemofiltration. Renal replacement therapies, though lifesaving, have no impact on recovery of the kidney function and are poorly tolerated in a significant number of these patients due to their underlying cardiovascular disease.

        CSA-AKI is one of the most common significant non-cardiac complications after cardiac surgery, leading to increased morbidity and mortality. There is also a direct correlation between length of illness with AKI and long-term survival, with those patients having AKI for greater than or equal to seven days having significantly diminished survival. Furthermore, patients who exhibit signs of CSA-AKI have longer ICU stays, longer overall hospital length of stay and higher readmission rates. They are also at increased risk for development of CKD and permanent kidney impairment, leading to long-term dialysis and a possible need for transplantation. As such, the development of CSA-AKI results in a significant cost burden to the healthcare system. In one study, U.S. patients who developed CSA-AKI incurred a total hospital cost nearly 60% (approximately $16,000) higher than those cardiac surgery patients who did not suffer kidney dysfunction.

        Given the high mortality burden and financial cost of this disease, there have been numerous studies conducted in an attempt to address CSA-AKI. Several large and well-controlled trials for CSA-AKI have been conducted, including trials of dopamine agonists, diuretics, mannitol, a2AR agonists, n-acetylcysteine, statins, theophylline, pentoxifylline, diltiazem, sodium bicarbonate, and more recently a bone morphogenic protein-7 agonist, THR-184 (Thrasos Therapeutics); however, thus far, clinical development has failed to yield an approved therapy.

Cardiac Surgery-Associated Acute Kidney Injury: Market

        CSA-AKI is a frequent complication of cardiac surgery, with approximately 150,000 cases per year in the United States and Europe, or nearly one-third of the approximately 450,000 coronary bypass and valve replacement surgeries performed annually in the United States and Europe.

        Pursuant to the Vifor License, Vifor Pharma is responsible for the commercialization of ANG-3777 for CSA-AKI globally, except in Greater China.

Clinical Development of ANG-3777 for Cardiac Surgery-Associated Acute Kidney Injury

        Given the similar causality between CSA-AKI and DGF (predominantly ischemia-reperfusion) and given our Phase 2 results in DGF, we believe ANG-3777 could play a significant role in the treatment of CSA-AKI by activating the HGF/c-Met pathway.

Phase 2 Clinical Trial

        We are currently enrolling a Phase 2 randomized, multi-center, double-blind, placebo-controlled clinical trial to investigate ANG-3777 in patients at risk for developing CSA-AKI. The planned primary endpoint for this trial is mean area under the curve (AUC) of the percent increase in serum creatinine above baseline, starting from 24 hours after the end of cardiopulmonary bypass surgery through Day 6. An additional important endpoint is the occurrence of Major Adverse Kidney Events at 90 days (MAKE 90), which has previously been accepted by the FDA as the primary endpoint for a registration trial in this indication. A MAKE 90 "event" is death, initiation of renal replacement therapy or a greater than 25% decline in eGFR that is present 90 days after the surgery. We plan to enroll approximately 240 patients at trial sites in the United States, Canada, Brazil and Georgia. Patients will be randomized at a ratio of one-to-one to receive four intravenous doses of 2.0 mg/kg of ANG-3777 or placebo. The first dose is given within four hours of the completion of surgery with subsequent doses being given at 24-hour intervals.

        We expect to report topline data from our Phase 2 clinical trial of ANG-3777 for CSA-AKI in the second half of 2021. As is normal for Phase 2 studies, our primary objective is to obtain sufficient evidence of efficacy of ANG-3777, so we may appropriately power a Phase 3 registration trial.

        Another important objective of the Phase 2 clinical trial is to evaluate potential patient enrichment elements for the Phase 3 registration trial. The Phase 2 clinical trial is enrolling patients with existing kidney disease and other patient criteria that increase the risk for developing AKI. However, many cases of CSA-AKI occur in patients who are not considered high-risk pre-operatively. As a result, we are collaborating with academic and commercial groups to identify biomarkers capable of being used intraoperatively or immediately post-operatively to assess which patients have laboratory findings that indicate they may be developing AKI. We expect this will enable us to enhance our enrollment in the Phase 3 registration trial with a greater percentage of patients who have evidence of kidney injury predictive of the development of AKI, potentially allowing for faster enrollment, a smaller overall trial and a more clear pharmacoeconomic value proposition as a commercial product. If our Phase 2 clinical trial demonstrates sufficient evidence of efficacy of ANG-3777, we expect to initiate a Phase 3 registration trial for CSA-AKI in the first quarter of 2022, subject to discussions with the FDA.

Commercialization of ANG-3777 for Delayed Graft Function and Cardiac Surgery-Associated Acute Kidney Injury

        If ANG-3777 is approved for DGF and/or CSA-AKI, we expect that it will be commercialized by Vifor Pharma at its cost pursuant to the Vifor License in the United States, Europe and other markets (excluding Greater China). Within Greater China, Sinovant is responsible for the development and, if approved, commercialization of ANG-3777 for all indications. There are approximately 250 institutions performing 23,000 kidney transplants in the United States annually, with the top 150 institutions accounting for over 85% of all kidney transplants each year. Vifor Pharma has an extensive commercial infrastructure addressing the renal market within and outside the United States, including distribution, contracting, medical affairs and sales functions. As a result, we believe Vifor Pharma is well positioned to successfully address these market opportunities by leveraging its strong existing relationships within the nephrology community. The Vifor License has a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%.

        Pursuant to the Vifor License, we expect Vifor Pharma will execute a reimbursement strategy to obtain a New Technology Add-On Payment (NTAP) for ANG-3777 in the United States. An NTAP provides additional payment to hospitals above the standard Medicare Severity Diagnosis-Related Group (DRG) payment amount. The NTAP payments are intended to offset a significant portion of the costs for new therapies until the costs of those therapies can be incorporated into revised DRG payment amounts. When certain criteria are met, the Centers for Medicare & Medicaid Services (CMS), may provide incremental reimbursement for up to 65% of the cost of therapy, in addition to the standard DRG payment. We have completed analyses to support a successful NTAP approval with a third-party expert and believe we will meet the criteria to establish reimbursement of up to 65% of the cost of ANG-3777, and have provided such analysis to Vifor Pharma. Outside the United States, Vifor Pharma will be responsible for interacting with regulatory authorities and health systems to negotiate the price in each individual market.

ANG-3777 for Acute Lung Injury

Disease Overview

        Acute lung injury and the more severe acute respiratory distress syndrome (ARDS) represent a spectrum of lung disease characterized by the sudden onset of pulmonary edema, inflammatory cell infiltration and impaired oxygenation. Current treatment strategies for ARDS include mechanical ventilation and antibiotics, which are the standard of care under certain treatment guidelines. Mechanical ventilation, while potentially life-saving, can exacerbate lung injury in ARDS. Antibiotics are generally given prophylactically to prevent secondary infection related to ARDS as opposed to treating the ARDS itself. There are no approved pharmacologic options for treating or preventing ARDS. Common causes of ALI and ARDS include sepsis, aspiration pneumonia, viral or bacterial pneumonia, inhalational injury (smoke or chemicals), trauma and large blood transfusions.

        ARDS is generally defined by the 2012 ARDS Task Force "Berlin" definition. Key components of the Berlin definition are acute hypoxemia in ventilated patients receiving certain levels of positive end expiratory pressure and demonstration of non-cardiogenic bilateral opacities on imaging studies, with the severity graded based on the PaO2/FiO ratio into mild, moderate and severe ARDS.

        The most extensive epidemiologic study of the incidence of ARDS comes from the global LUNG SAFE study, which analyzed data from over 29,000 patients from ICUs in 50 countries. The study found 10.4% of all ICU admissions had ARDS per the Berlin definition. Moreover, the study showed clinicians missed 40% cases of ARDS in general and 20% in cases of severe ARDS. Mortality from ARDS is high (40%) and is correlated with ARDS severity: 34.9%, 40.3% and 46.1% mortality rates for mild, moderate and severe ARDS, respectively. Despite improved diagnosis and medical management of ARDS patients, average mortality rates have remained steady at greater than 40% for the last 20 years.

        The scientific literature indicates HGF and c-Met play important roles in mitigating the extent of lung injury, specifically in reversing alveolar damage and slowing lung fibrosis. A number of publications have demonstrated the essential role of HGF in maintaining the lung endothelial cell barrier following a variety of insults to the lung. In addition, studies indicate its importance in attenuating lung injury during influenza infection. For instance, an animal model of influenza pneumonia investigating exogenous HGF and oseltamivir (an antiviral drug) demonstrated that the administration of HGF in combination with oseltamivir improved outcomes over oseltamivir alone. In addition, we have completed several preclinical studies of ANG-3777 in ALI and ARDS models, which have shown results analogous to AKI models, namely that administration of ANG-3777 reduced apoptosis, increased cell proliferation, maintained lung architecture, improved pulmonary function and decreased mortality regardless of the mechanism by which the lung damage was induced. For a discussion of such preclinical studies, see "—ANG-3777 Phase 1 and Preclinical Results."

Market

        There have been a number of studies analyzing the incidence of ARDS, indicating incidence rates of ARDS between 150,000 and 200,000 cases per year in the United States, resulting in between 40,000 and 80,000 deaths per year.

Clinical Development of ANG-3777 for Acute Lung Injury

Phase 2 Clinical Trial

        Over the past 15 years, three respiratory viruses have attracted significant attention because of the high proportion of affected patients who develop critical illness and ARDS: influenza, (particularly influenza A H1N1 2009); Middle Eastern respiratory syndrome coronavirus (MERS-CoV); and SARS coronavirus (SARS-CoV). Recently, a fourth virus emerged, the SARS coronavirus 2 (SARS-CoV-2), the proximate cause of COVID-19. In severe cases, COVID-19 is often complicated by pneumonia, ARDS and multi-organ failure, including AKI, neurological injuries and cardiac injuries. In particular, recent multi-site studies from the United States show that 22% to 36% of patients hospitalized with COVID-19 had acute kidney injury and 3% to 14% required dialytic intervention.

        Pneumonia is an inflammatory injury of the lung caused by a viral, bacterial, or fungal infection. Bacterial pneumonia is the most common cause of ARDS, although influenza and other viral infections can cause ARDS directly or cause injury to the lung which allows a bacterial superinfection to take hold and cause ARDS. In the LUNG SAFE study, approximately 60% of the cases of ARDS were associated with pneumonia. Research on viral pneumonia (both in influenza and COVID-19) has provided evidence the virus itself may not be the primary or only cause of mortality or morbidity. Viral load has not been clearly shown to correlate with mortality in influenza pneumonia and a regenerative response to the injuries caused by the virus and the immune system can improve outcomes.

        Given the results of our preclinical studies of ANG-3777 in ALI and ARDS and the role of HGF and c-Met play in mitigating the extent of lung injury, we believe that ANG-3777 could play a significant role in the treatment of ALI in patients with COVID-19 associated pneumonia who are at high risk of progressing to ARDS. As a result, in order to evaluate ANG-3777's potential to treat this form of ALI, we initiated a proof-of-concept Phase 2 clinical trial in Brazil to investigate ANG-3777 for this purpose.

        We are conducting a randomized, double-blinded, placebo-controlled Phase 2 clinical trial in Brazil with 100 subjects with severe disease. To be enrolled in the trial, subjects must be admitted to the hospital with confirmed COVID-19 disease and either require non-invasive mechanical ventilation or have insufficient blood oxygen saturation while on high flow oxygen administration. The primary endpoint is survival free from the need for mechanical ventilation or dialysis at 28 days.

        The study is designed as a proof-of-concept study to evaluate the impact of ANG-3777 on ARDS as well as acute injuries to the kidney associated with COVID-19. We powered the trial so that only a substantial improvement in the primary endpoint will result in a statistically-significant outcome. As such, we are primarily looking for a proof of concept in the form of an efficacy signal and clues as to the magnitude of effect. Based upon the magnitude of any signal detected in the trial, we will evaluate whether to initiate a Phase 3 registration trial or whether additional Phase 2 clinical trials will be helpful. In addition, we continue to evaluate development options in other common causes of ALI/ARDS, including other forms of pneumonia, sepsis, inhalation injury, or shock/trauma-associated ARDS. We expect to report topline data from this trial in the first half of 2021 and initiate a Phase 2 clinical trial in an ARDS indication in 2022.

ANG-3777 for Central Nervous System Indications

The Role of the HGF/c-Met Pathway and ANG-3777 in the Central Nervous System

        The role of the HGF/c-Met pathway in repair of damage to organs in the central nervous system (CNS) has been broadly studied. Several studies have shown that HGF is a multipotent growth factor functioning as a novel neurotrophic factor for a variety of neurons and many animal models have demonstrated HGF is a powerful neurotrophic factor with beneficial activity. For example, when studying animal models of acute spinal cord injury, researchers determined c-Met, the specific receptor for HGF, spikes sharply while the release of endogenous HGF is relatively modest. This mirrors the HGF/c-Met timing mismatch described in other acute organ injuries. Introducing HGF to the model via the use of an HGF-expressing viral vector significantly increased neuron and oligodendrocyte survival, angiogenesis and axonal regeneration, reduced total damage and promoted functional recovery in rats after spinal cord injury. Based upon these promising data in mice, a Japanese biotech firm (Kringle Pharma) conducted a randomized, placebo-controlled multicenter Phase 1/2 trial of recombinant human HGF in 43 patients with selected acute spinal injuries. Data demonstrated trends (p-values ranging from p=0.05 to p=0.10) towards benefit in motor improvement at measurement points between 84 and 168 days. A Phase 3 trial in acute spinal cord injury patients has been initiated.

        Cerebral ischemia, or stroke, is a form of acute brain injury related to loss of blood flow to the brain from blocked blood vessels and causing irreversible degenerative damage to brain neurons. While several drugs are approved to prevent strokes or subsequent strokes in certain populations, there is no FDA approved therapy for treating the damage caused by strokes. HGF is a potent pro-angiogenic (regeneration of blood vessels) drug and it also protects endothelial cells against cell death, which we believe may be particularly important since mature neurons cannot duplicate themselves. Additionally, the lack of oxygen caused by the stroke activates a fibrotic process resulting in scarring of neurons and brain tissue. HGF is reported to be capable of inhibiting or decreasing scar formation, which is critical for nerve regeneration and functional reconstruction. Acute delivery of HGF has also been shown to induce long-term neuroprotection with enhanced motor coordination recovery with the promotion of neuron survival continuing even after treatment discontinuation.

Clinical Development Plan

        We are planning to submit an IND application for an acute CNS indication in 2021 and initiate a Phase 2 clinical trial of ANG-3777 in 2022. Based on our preclinical research and the findings of other researchers, we believe ANG-3777 could be beneficial in treating patients with acute spinal cord injury, traumatic brain injury and stroke.

ANG-3777 Phase 1 and Preclinical Results

        In a Phase 1 safety study, we administered ANG-3777 intravenously to 20 healthy volunteers in ascending doses ranging from 0.03 mg/kg to 6.0 mg/kg and placebo to five volunteers. No dose-limiting toxicities were reported across the dose range evaluated; therefore, the highest dose evaluated (6.0 mg/kg) was determined to be the maximum tolerated dose. The only treatment-related severe adverse event was headache, reported by one patient in the ANG-3777 arm. No dose-related trends were seen for the incidence of adverse events.

        ANG-3777 has been studied for safety and activity in numerous in vitro studies and acute organ injury preclinical models, including in the kidney, heart, spinal cord and brain. During these studies and models, ANG-3777 demonstrated the following key properties:

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  c-Met dependency.    In vitro studies demonstrated ANG-3777 acted through the c-Met pathway and was dependent upon c-Met for its activity. As seen in the following figure, in the presence of a selective c-Met inhibitor (siRNA against MET), neither HGF nor ANG-3777 showed an appreciable increase in proliferation of cells following administration of the test compound. In the presence of a mock-siRNA serving as a control agent that does not inhibit c-Met, ANG-3777 and HGF both showed robust increases in cell proliferation (p-values of Mock siRNA vs. MET SiRNA for ANG-3777 and HGF were all below 0.05, as reflected in the figure below). Together, these experiments demonstrate that activity of both HGF and ANG-3777 was dependent upon the presence of functional c-Met. Furthermore, the lack of activity when c-Met is inhibited shows that ANG-3777 and HGF did not act directly to cause proliferation nor did they act through alternative, non-inhibited pathways.

 c-Met Dependency of ANG-3777

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  Selective binding to c-Met receptor.    In preclinical in vitro models, ANG-3777 activated c-Met without acting on other growth factor receptors. Additionally, the c-Met downstream pathway ERK/MAPK showed activation when c-Met was activated by ANG-3777. These findings demonstrate that in such models ANG-3777 selectively bound to c-Met and induced at least some of the same key repair pathways naturally activated by HGF/c-Met binding. The data demonstrating these differences is shown below, where differences in bandwidth indicate c-Met and Erk (which are downstream of c-Met) both show activation while other receptors do not.

ANG-3777 Selectively Activated HGF Receptor c-Met in Schwann Cells

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  Substantially longer half-life.    ANG-3777 has demonstrated a substantially longer half-life of approximately three hours compared to a half-life of less than five minutes for native or recombinant HGF. As a result of ANG-3777's improved half-life, we are administering it as a once-daily dose in our ongoing clinical trials.
  ▪
  Expanded therapeutic window.    We have demonstrated in a comparative study in a canine AKI model how intervention with ANG-3777 following a 24-hour delay in the administration of the first dose has resulted in similar responses when compared to intervention with ANG-3777 either prophylactically or at the time of the initial injury. In this model, ANG-3777 resulted in similar measurements of serum biomarkers of kidney injury (serum creatinine and blood urea nitrogen (BUN)) when the first dose of ANG-3777 was administered 24 hours after the ischemia-reperfusion injury occurred compared to initiating the first dose at the time of the reperfusion injury, as reflected in the following figure.

Therapeutic Window of ANG-3777

        In addition to the foregoing properties, ANG-3777 has been shown in preclinical in vivo models to generate responses in other examples of acute organ injury, including kidney, lung, CNS and heart injuries. In multiple animal studies evaluating ANG-3777, we have consistently demonstrated activity across different species, organ systems and acute organ injuries due to a variety of causes (including, mechanical, thermal, chemical and ischemic causes).

Additional ANG-3777 Preclinical Studies: Lung

        In an in vitro study we conducted to investigate the effect of ANG-3777 on cell proliferation and apoptosis in 4MBr-5 bronchial epithelial cells, both HGF and ANG-3777 significantly stimulated the proliferation of 4MBr-5 bronchial epithelial cells. In addition, administration of ANG-3777 led to a statistically significant reduction in the proportion of necrotic cells compared to vehicle treated cells (p=0.001), while the reduced necrosis observed in the HGF-treated cells was not found to be statistically significant. Overall, these in vitro cell-based assays show that ANG-3777 mimicked the effect of HGF by promoting 4MBr-5 bronchial epithelial cell proliferation and protecting them from H2O2-induced cell apoptosis and necrosis.

        In an in vitro study we conducted to further investigate the effect of ANG-3777 on cell proliferation, ANG-3777 mimicked the effect of HGF and induced proliferation in c-Met-receptor-expressing human umbilical vein endothelial and rat Schwann cells. In addition, similar to HGF, the proliferative effects of ANG-3777 were absent in mouse NIH/3T3 fibroblasts, which lack the HGF receptor c-Met. In the study, (3H)-thymidine incorporation was utilized to measure cell proliferation with the different interventions. ANG-3777 increased (3H)-thymidine incorporation in HUVEC and demonstrated similar activity to HGF stimulation of HUVEC proliferation (p=0.006 vs. vehicle). ANG-3777 and HGF also increased (3H)-thymidine incorporation in a concentration-dependent manner in rat Schwann cells. In NIH/3T3 fibroblasts, which do not express the c-Met receptor, neither HGF nor ANG-3777 stimulated cell proliferation (p>0.05). Taken together, these data indicate ANG-3777 and HGF similarly promoted cell proliferation in endothelial and Schwann cells.

        In an in vivo study we conducted to investigate the effect of ANG-3777 on radiation-induced lung injury in mice (adult male C57BL/6 mice (n=26)), administration of ANG-3777 appeared to improve survival after radiation exposure, but the result was not statistically significant. In the same study, in radiation-exposed mice that were treated with ANG-3777, bronchoalveolar lavage fluid (BALF) turbidity was significantly reduced compared to the vehicle-treated cohort (p=0.0027), indicating that ANG-3777 significantly reduced pulmonary infiltration resulting from radiation exposure. These data show that treatment with ANG-3777 appear to attenuate radiation-induced acute lung injury.

        In an in vivo study we conducted to investigate the effect of ANG-3777 on pulmonary ischemia reperfusion in rats (adult male Sprague Dawley rat (n=10)), arterial blood samples were collected for determination of pH, PaO2, SaO2 and PaCO2 to evaluate metabolic and respiratory status. Administration of ANG-3777 led to statistically significant (p<0.05) changes in blood pH levels and SaO2 levels, but only led to a strong trend in PaO2 levels (p=0.055). No effect on blood PaCO2 levels was observed. These data demonstrate that treatment with ANG-3777 improved blood pH and oxygenation levels.

        We have also conducted an in vivo study to investigate the effect of ANG-3777 on lipopolysaccharide (LPS)-induced ALI in mice (n=27 adult male C57BL/6 mice). LPS is the major component of the outer membrane of Gram-negative bacteria. Administration of ANG-3777 attenuated LPS-induced acute lung injury. In the study, lung weights in the LPS-exposed, vehicle-treated mice were increased compared to sham-treated animals and although there was a positive reduction in lung weights of mice treated with ANG-3777, the results were not statistically significant. However, the lung injury score in LPS-exposed vehicle-treated animals was significantly increased compared to sham control animals and ANG-3777 significantly reduced the histological lung injury score compared to vehicle-treated LPS-exposed animals (p=0.0048). In addition, ANG-3777 reduced the TUNEL staining intensity, although this effect was not found to be statistically significant. Taken together, treatment with ANG-3777 attenuated LPS-induced lung injury, which we believe it could mean it would potentially be useful in the treatment of ALI.

        In studies we conducted to investigate the effect of ANG-3777 on bleomycin-induced pulmonary edema in mice (adult male C57BL/6 mice (total n=82), administration of ANG-3777 after bleomycin instillation significantly reduced pulmonary edema resulting from bleomycin exposure. In this study, we administered ANG-3777 and vehicle treatment three hours after bleomycin instillation. The wet-to-dry weight and wet/dry lung weight ratio in the bleomycin-exposed vehicle-treated animals were increased compared to sham instilled animals, and ANG-3777 reduced these increases significantly (p<0.05). Stained lung sections were also examined in this study for pulmonary histology. Lungs from animals exposed to bleomycin treated with vehicle showed marked red cell and neutrophil infiltration in the lungs, while this was much less commonly observed in the lungs of the ANG-3777 treatment cohort. In a second study, therapy was started 24 hours after bleomycin instillation. The wet-to-dry weight and wet/dry lung weight ratio in the bleomycin-exposed vehicle-treated animals were increased compared to sham instilled animals, and ANG-3777 treatment again reduced these increases significantly (p<0.05).

        We conducted in vivo studies to investigate the effect of ANG-3777 on acute lung injury due to lung-specific TGFß1 overexpression in mice (transgenic mice with doxycycline-inducible lung-specific expression of TGFß1, n=46; 28 male and 18 female) Administration of ANG-3777 stimulated pulmonary tissue proliferation, decreased pulmonary cellular apoptosis, lung caspase-3 staining and decreased mortality. In one three-day study, in vehicle-treated doxycycline-exposed animals, mortality measured after three days was 25% (2 out of 8; both females), while all ANG-3777-treated animals (n=8) were alive. However, this difference was not statistically significant at the end of three days. Lung caspase-3 staining was significantly decreased, however, in the three-day study in ANG-3777-treated animals (p=0.017), indicating ANG-3777 potentially protects lung cells from TGFß1-induced apoptosis. In a second, 10-day study, in vehicle-treated doxycycline-exposed animals, mortality measured after 10 days was 73.3%, with a median survival time of 6.0 days. In

ANG-3777-treated doxycycline-exposed animals, mortality measured after 10 days was 13.3%, and a median survival time could not be calculated due to a small number of deaths in this group. A statistical analysis using Fisher's exact test (a statistical significance test used in the analysis of contingency tables) showed a significant survival benefit and a log-rank (Mantel-Cox) test comparing the two cohorts also showed a significant survival benefit as a result of ANG-3777 treatment (p=0.0008) compared to vehicle treatment.

        An in vivo study we conducted to investigate the effect of ANG-3777 on Chlorine (Cl2)-Induced lung injury in mice (adult male C57BL/6 mice (n=66)) showed that ANG-3777 resulted in a significant (p<0.05) reduction in the BAL fluid protein content compared to Cl2 -exposed vehicle treated animals. This indicates that ANG-3777 significantly reduced pulmonary infiltration caused by chlorine exposure.

Additional ANG-3777 Preclinical Studies: Heart

        Administration of ANG-3777 in a rat model of acute ischemic injury to the heart (acute myocardial infarction or heart attack) demonstrated a highly significant reduction in infarct size in the ANG-3777 treatment arm compared to the control animals. ANG-3777 demonstrated this response despite the fact that the first dose was administered 48 hours following the initiation of the ischemic injury.

ANG-3777 in Rat Model of Acute Ischemic Injury to the Heart

Additional ANG-3777 Preclinical Studies: Central Nervous System

        In a New Zealand white rabbit model of acute spinal cord damage, we scored motor function on a scale of zero (representing complete recovery) to five (representing a total loss of limb function). In this model, administration of ANG-3777 improved neurological function as measured by lower neurological deficit scores compared to controls, as reflected in the following figure.

        We have also studied ANG-3777 in a male Wistar rat model of acute brain injury due to stroke. In the study, administration with ANG-3777 demonstrated a statistically-significant reduction in the extent of brain injury as measured by infarct size.

Brain Infarction Size
(4 hour Delayed Treatment)

        We collaborated with researchers at Duke University, Massachusetts General Hospital and Harvard Medical School on an extensive set of experiments to evaluate the CNS distribution and activity of ANG-3777 associated with acute ischemic injuries. The results were published in the

Journal of Cerebral Blood Flow and Metabolism and demonstrated good penetration of ANG-3777 across the blood-brain barrier (BBB) with very good distribution in the cerebrum, cerebellum, medulla, and the spinal cord relative to exposure blood levels. In one of the analyses in the paper, 40 rats were randomized 21 to ANG-3777 and 19 to vehicle. Rats either had temporary (A) or permanent (B and C) or cerebral artery occlusion. Rats in groups A and B were 10-12 weeks old, rats in group 3 were aged (22 months). Two vehicle and six ANG-3777 rats died prior to the final analysis at day 28, with the causes of death unable to be determined. Rats were then given a neurological deficit score, with a score of zero being no neurological deficit and a score of 48 being the maximum possible worst score. As shown in the figure below, ANG-3777 demonstrated a statistically significant reduction in the magnitude of neurological deficit in each of the groups studied. (Group A p< 0.0001, Group B p=0.007, Group C p=0.009, all ANG-3777 versus vehicle).

Neurological Deficit Score

Additional ANG-3777 Preclinical Studies

        Given the well-publicized effort to target c-Met for the treatment of cancer, we performed a number of safety analyses to ascertain whether ANG-3777 causes tumorigenesis (initiation of cancer) or enhances the growth of existing tumors (promotion of cancer). In clinical studies, ANG-3777 is administered for only three or four doses, which is unlikely to be a sufficient exposure to cause tumorigenesis based on the literature on HGF and animal models studied both by us and by independent researchers. We completed multiple animal studies demonstrating ANG-3777 had no enhancing effect in murine tumor models. In c-Met positive pancreatic, colon and brain tumor cells, tumors were given time to become established. In all three models, animals were treated with either vehicle or various doses of ANG-3777. These models demonstrated no increase in the growth of tumors with ANG-3777 compared to vehicle.

        Researchers at the U.S. National Cancer Institute demonstrated c-Met suppressed tumor growth in a liver cancer model. Immunodeficient mice were implanted with A431 (c-Met positive) squamous cell carcinoma cell line transfected to express increased HGF with no effect on tumor cell growth in mice.

ANG-3070, Our Second Product Candidate

        Our second product candidate, ANG-3070, is a highly selective, orally-bioavailable small molecule tyrosine kinase receptor inhibitor (TKI) developed internally as a potential treatment for fibrotic diseases, particularly in the lung and kidney. ANG-3070 has demonstrated proof of concept in a variety of animal models as an anti-fibrotic agent and has shown in vitro the ability to inhibit pro-fibrosis tyrosine kinases at levels achievable with oral administration.

        Within fibrosis, we believe there is promising therapeutic potential for ANG 3070 in primary proteinuric diseases, a group of kidney diseases characterized by excess urinary protein excretion,

and in non-proteinuric kidney disease at high risk of progression. We have entered into a collaboration agreement with The Regents of the University of Michigan, providing us with access to the Nephrotic Syndrome Study Network (NEPTUNE) in order to find additional markers of fibrosis and risk of progression in nephrotic syndrome patients. The goal of this collaboration is to allow us to select an enriched set of patients for future studies where ANG-3070 may be most likely to provide a clinical benefit based on the overlap between the apparent disease-driving networks in these patients and the kinase inhibition profile of ANG-3070. In December 2019, we initiated a Phase 1 randomized, double-blind, placebo-controlled healthy-volunteer study in Australia to assess the safety, tolerability, pharmacokinetics and food effect of ANG-3070, comprised of both, single-and multiple-ascending dose cohorts. We plan to initiate a Phase 2 trial of ANG-3070 in 2021 and are considering indications such as primary proteinuric renal disease patients and potentially non-proteinuric renal diseases at high risk of progression. We aim to enroll patients with a variety of syndromes in this trial, grouping patients with multiple disease types and/or similar fibrotic disease-related biomarkers into a single trial.

Tyrosine Kinase Inhibitors and Fibrotic Diseases

        Tyrosine kinase inhibitors (TKIs) are known to affect a wide array of biochemical pathways, including the mediation of tissue inflammation and fibrosis. TKIs are one of the largest classes of newly approved drugs, with more than 25 approved molecules worldwide targeting a limited number of pathways believed to affect relevant diseases. However, tyrosine kinases are ubiquitous proteins and there is significant overlap in their structures and binding sites. This can lead to binding against unintended tyrosine kinase targets and these off-target effects are largely responsible for the toxicity associated with TKIs.

        To date, we have focused our research efforts on the key fibrotic pathways impacted by tyrosine kinases the intersecting nodes between these pathways, and the correlation of genomic and proteomic signatures for different types of fibrosis within these known pathways. This precision medicine approach enabled us to design ANG-3070 with improved specificity and receptor-binding affinity to deliver promising activity in fibrotic pathways while limiting off-target inhibition. In preclinical models, IND-enabling toxicology studies and in preliminary data from our Phase 1 healthy-volunteer trial, ANG-3070 was well tolerated at pharmacologically-relevant doses and exposures.

        ANG-3070 was designed with the intent of enhancing the activity of kinases involved in reducing inflammation and the progression of fibrosis. Four kinase receptors targeted by ANG-3070 include platelet-derived growth factor receptor alpha and beta (PDGFRa and PDGFRb, respectively) and Discoidin Domain Receptors 1 and 2 (DDR1 and DDR2). ANG-3070 has demonstrated potent, low nanomolar IC50s (a standard measure of drug potency) to these tyrosine kinase receptors as shown in the figure below. These four tyrosine kinase receptors are implicated in a number of diseases and targeting them effectively could provide a therapeutic benefit to patients across a variety of different diseases.

Disease Overviews and Markets

        Fibrosis is a part of the body's natural healing response to organ injury. When it becomes dysregulated, fibrosis can be highly detrimental to a normal organ's architecture and function, potentially leading to death. Two major organs commonly impacted by fibrosis are the kidney and the lung.

Primary Renal Diseases

        IgA nephropathy (IgAN) is the most common glomerulonephritis (GN, the inflammation of the cells in the kidney responsible for filtering the blood) globally and is responsible for between 10% and 20% of all GN in the United States. The prevalence in estimated at up to 150,000 in the United States. IgAN is caused by deposits of immunoglobulin A in the glomeruli thereby disrupting renal function and causing blood in the urine (hematuria) and abnormal levels of proteins in the urine (proteinuria). IgAN progresses steadily over time, with approximately 30% to 40% of patients developing ESRD over 20 to 30 years, including 20% of children developing ESRD within 20 years of diagnosis. Like other primary renal diseases with high rates of nephrotic syndrome, there are no approved therapies specifically for IgAN.

        Alport's Syndrome (AS) is a genetic renal disease and is the second most common inherited cause of kidney failure. AS affects approximately 30,000 to 60,000 people in the United States. AS is caused by a genetic defect in type IV collagen, a component of the glomerular basement membrane in the kidney, resulting in defects in its structure and function. In some patients with inherited AS, the disease can progress very rapidly leading to kidney failure in early adulthood. As in other forms of CKD, progressive fibrosis plays an important role in the pathophysiology and progression of AS. With no approved therapies to stop progressive loss of kidney function, AS represents a rare disorder with significant unmet need.

        Focal Segmental Glomerulosclerosis (FSGS) is a rare form of nephrotic disease (disease in which kidney damage allows proteins to leak into the urine) in which scar tissue develops in the glomeruli, the structures in the kidneys responsible for filtering waste from the blood. FSGS accounts for about 40% of adults with nephrotic syndrome and about 20% of children with nephrotic syndrome. In many cases, the cause of FSGS is unknown (idiopathic). In other cases, the scarring may occur because of another condition such as HIV infection, sickle cell disease, obesity, autoimmune diseases or genetic causes. It is estimated that FSGS affects up to 40,000 patients in the United States, with a similar prevalence in Europe. More than 5,400 patients in the United States are diagnosed with FSGS every year, a number likely underestimated because of the limited number of biopsies performed to confirm the diagnosis. The disease affects those of African descent more than other demographics. Current treatments for FSGS, corticosteroids and immunosuppressive drugs, are effective only in 25% to 35% of patients. Both of these therapeutic options were developed decades ago for other indications and have been repurposed for FSGS given no approved therapy exists for this indication.

Idiopathic Pulmonary Fibrosis

        IPF is characterized by progressive scarring (fibrosis) of the lungs, which leads to their deterioration and destruction. Over time, patients' lung scarring progresses and breathing becomes difficult, often resulting in the lungs failing to take in enough oxygen to meet the body's needs. IPF is an aggressive form of lung disease with a median survival of two to three years from diagnosis. The course of the disease is highly variable. Certain patients become seriously ill within a few months, while others may survive for five years or longer. Most deaths in IPF occur from progression of lung fibrosis leading to respiratory failure. According to the NIH, approximately 100,000 people in the United States have IPF, and approximately 30,000 to 40,000 new cases are diagnosed each year, usually affecting people between the ages of 50 to 70. EU incidence rates are estimated to be similar. Over half are undiagnosed in the mild category alone, while more could be underdiagnosed. The disease is of unknown cause and represents an important unmet medical need.

        There are currently two approved therapies for IPF, pirfenidone (Esbriet®, sold by Roche/Genentech) and the TKI nintedanib (OFEV®, sold by Boehringer-Ingelheim). Despite neither therapy having a demonstrated impact on patient survival, the two drugs generated approximately $2.3 billion in combined 2018 worldwide sales. OFEV use is associated with undesirable gastrointestinal side effects and liver toxicity. If approved for IPF and successfully commercialized, we would expect ANG-3070 to compete with these two approved drugs. However, there is no guarantee that ANG-3070 will generate comparable revenues.

Our Solution: ANG-3070 for the Treatment of Chronic Fibrosis

        By targeting tyrosine kinases receptors involved in fibrogenesis such as PDGFRa, PDGFRb, DDR1 and DDR2, ANG-3070 could be an important potential therapeutic addressing a number of fibrotic conditions in primary renal diseases and IPF. To explore the applicability of ANG-3070 to various diseases with fibrotic etiologies, we have conducted a number of preclinical in vivo animal studies.

        Puromycin aminonucleoside (PAN) induced kidney injury is a frequently used model of glomerular injury and proteinuria. We completed studies in a rat PAN model associated with proteinuria similar to the human disease, FSGS. ANG-3070 treatment in this model significantly reduced proteinuria compared with the vehicle (placebo) treatment as reflected in the following figure.

ANG-3070 Reduced Proteinuria in a PAN
Model of Renal Disease

        Data from this model indicate treatment with ANG-3070 significantly mitigated peritoneal fluid accumulation (p<0.001), a quantitative measure of ascites production, which is a clinically-relevant endpoint often associated with proteinuric kidney disease. Decreased proteinuria and improved renal function were also seen. Glomerular hypertrophy, a measure of glomerular dysfunction, was also reduced by ANG-3070 (p<0.05). Glomerular COL-3 accumulation, a measure of scarring, was also reduced (p≤0.05). Overall, the data suggest use of ANG-3070 for the treatment of proteinuric kidney disease as is observed in steroid refractory focal segmental glomerulosclerosis warrants further investigation.

        We also administered ANG-3070 in a 5/6 nephrectomy, or remnant kidney, model in rats, a model commonly used to simulate chronic renal disease and kidney adaptation to progressive loss of nephrons (functional units within the kidney). In the study, administration of ANG-3070 reduced both proteinuria (as measured by albuminuria) and markers of collagen deposition (hydroxyproline (HYP) the end result of fibrosis) in an apparent dose-dependent manner, as reflected in the following figures.

ANG-3070 Attenuated Renal Dysfunction in Remnant Kidney Model in Older Rats

        In CKD, the rate of protein excretion in the urine (proteinuria) is a strong predictor of kidney and cardiovascular outcomes. A spontaneous or treatment-induced reduction in proteinuria is associated with a reduction in the risk of adverse outcomes. The connection is well-established enough that a reduction in proteinuria has been accepted by the FDA as a surrogate endpoint for drug approval in primary glomerular diseases.

        One of the most widely used models of lung fibrosis uses endotracheal administration of bleomycin, a chemotherapeutic agent, to induce fibrosis, replicating many elements of IPF. We evaluated pulmonary fibrosis using picrosirius red staining and levels of TGF-b (a pro-fibrotic cytokine) to assess ANG-3070's effects on markers of lung fibrosis. On both measures, ANG-3070 showed significant reductions relative to vehicle.

ANG-3070 Decreased PSR Staining	ANG-3070 Decreased TGFb1 Staining

        Taken together, the data from this model indicate therapeutic intervention with ANG-3070 significantly decreased lung weights, lung hydroxyproline, lung histopathological score, picrosirius red collagen staining and TGFb 1 staining compared to a bleomycin-exposed vehicle control animals. Each of these measures is reflective of a decrease in pulmonary fibrosis, or scarring of the lung, typical in fibrotic lung diseases like pulmonary fibrosis.

        Additional preclinical in vivo studies have further demonstrated the potential activity of ANG-3070 in fibrotic diseases. These include in vivo studies examining the effect of ANG-3070 in the following models:

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  In a pulmonary fibrosis model using transgenic mice with lung-specific overexpression of TGFb-1, oral administration of ANG-3070 significantly decreased, compared to vehicle, lung fibrosis in transgenic mice overexpressing TGFb1 in the lung. In particular, ANG-3070 significantly decreased, compared to vehicle, lung fibrotic score by the Ashcroft scale (p=0.005), collagen content as measured by hydroxyproline (p=0.005) and fibrotic marker aSMA (p=0.026) expression. ANG-3070 also decreased, compared to vehicle, PSR staining signal, however the results were not statistically significant (p=0.053).
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  In a bleomycin-induced scleroderma/systemic sclerosis mouse model, treatment with ANG-3070 in established scleroderma/SSc significantly decreased dermal thickness and skin histopathological injury/fibrotic score as compared to vehicle (p<0.01 and p<0.05, respectively). ANG-3070 treatment also reduced lung weight (p<0.01), lung hydroxyproline (p<0.01) and lung fibrotic score (p<0.05), and decreased kidney hydroxyproline (p<0.001) and picrosirius red staining (p<0.05). As such, ANG-3070 demonstrated anti-fibrotic improvement in the skin, lung and kidney.
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  In a rat DOCA/Salt model of hypertension, proteinuria, and renal dysfunction resembling human FSGS, oral administration of ANG-3070 reduced renal damage (p<0.001), renal fibrosis (p<0.05), proteinuria (p<0.001) and albuminuria (p<0.05).

Clinical Development of ANG-3070

        In December 2019, we initiated a Phase 1 randomized, double-blind, placebo-controlled study in Australia to assess the safety, tolerability, pharmacokinetics and food effect of ANG-3070 in healthy volunteers. We expect to report topline data on this study in the first half of 2021.

        As of December 2020, 96 healthy adult volunteers were enrolled in the study with 72 receiving ANG-3070 and 24 receiving placebo to assess the safety, tolerability, pharmacokinetics and food effect of ANG-3070.

        As represented in the figure below, in Part A, healthy volunteers were given ascending single doses of ANG-3070 ranging from 50 mg to 600 mg to assess the safety, tolerability, pharmacokinetics and food effect of ANG-3070 at different doses. We are investigating an additional cohort of 600 mg to further assess the effect of food on ANG-3070 dosing. In Part B, healthy volunteers were given either twice-daily doses ranging from 50 mg to 500 mg under fasting conditions over two weeks or once-per-day doses ranging of 400 mg and 600 mg with meals over two weeks.

        We received preliminary pharmacokinetic and food effect data, plus blinded safety and tolerability data, from this ongoing study, with a cutoff date of December 2, 2020. As of the cut-off date, ANG-3070 was generally well-tolerated at all doses and there were no Serious Adverse Events reported at any dose schedule or level in the preliminary safety reports. The reported (non-serious) Adverse Events (AEs) were seen mostly at higher doses, 600 mg administered once-daily and 500 mg administered twice-daily over two weeks. These AEs included nausea, abdominal cramps and diarrhea. Generally, these AEs were mild to moderate.

        In the single-dose cohorts where ANG-3070 was taken without food, ANG-3070 was rapidly absorbed with a maximum level in the bloodstream 1-2 hours post dosing. The half-life of ANG-3070 was 10 hours at the 400 mg single doses. Inter-subject variability was generally moderate to low, meaning most subjects in the same ANG-3070 dose cohort had similar pharmacokinetics. The Phase 1 data available thus far show ANG-3070 has a good dose-exposure relationship and we believe ANG-3070 has the potential to be used as a once-daily oral anti-fibrotic therapy, if approved.

        The multiple-dose cohorts where ANG-3070 was taken for two weeks twice a day without food saw similar ANG-3070 pharmacokinetic data as was seen in the single-dose cohorts when comparing the same dose levels. ANG-3070 did not significantly accumulate in the bloodstream after 14 days of dosing.

        When ANG-3070 was taken with food, the maximum bloodstream absorption of ANG-3070 was delayed and the blood concentration (Cmax) was reduced when compared to the data observed when ANG-3070 was administered at the same dose fasted. However, total drug exposure as measured by area under the curve was not different whether ANG-3070 taken with or without food. This indicates administration with food may mitigate potential side effects without compromising efficacy.

        We believe the preliminary safety and pharmacokinetic data support the initiation of a Phase 2 clinical trial. Subject to the final results from this trial and discussions with the FDA, we plan to advance ANG-3070 into Phase 2 clinical development in 2021, and we are considering indications, such as primary proteinuric renal diseases and potentially non-proteinuric renal diseases at high risk of progression.

ROCK2 Inhibitor, Our Third Product Candidate

        Our third product candidate is a highly selective, orally-bioavailable, small molecule inhibitor of ROCK2 developed internally as a potential treatment for fibrotic and other diseases. We expect the first indication for our ROCK2 inhibitor to be a chronic fibrotic indication such as CKD, IPF or nonalcoholic steatohepatitis (NASH). Given the heterogeneity of these diseases, we believe this program will benefit from our precision medicine approach and use of established clinical biomarkers to guide patient selection and monitoring.

ROCK2 in Fibrotic and Other Diseases

        Rho-associated coiled-coil forming protein kinase (ROCK) signal transduction pathways are implicated in the development of fibrosis. Inhibition of the ROCK isoforms ROCK1 and ROCK2 has shown promise in treating fibrosis in animal models. However, use of a non-isoform-specific ROCK inhibitor (i.e., dually inhibits ROCK1 and ROCK2) has been associated with inducing hypotension. Recent scientific work using specific genetic or pharmacological inhibition of ROCK2 indicates ROCK2 inhibition alone can result in anti-fibrotic activity without causing hypotension. These findings informed our strategy to develop ROCK2-specific inhibitors as a potential treatment for fibrosis.

        Multiple dual ROCK1/2 inhibitors have received regulatory approval, including ripasudil (Glanatec®), which is approved in Japan for treating glaucoma and ocular hypertension, fasudil (ErilTM), which is approved in Japan and China for treating cerebral vasospasm in hemorrhagic stroke, and netarsudil (Rhopressa®), which is approved in the United States for the treatment of glaucoma. A ROCK2-selective inhibitor belumosudil is currently under review by the FDA for the treatment of chronic graft-versus-host disease.

        Elevated expression of ROCK2 has been implicated in a number of chronic fibrotic conditions and other diseases. ROCK2 is significantly upregulated in fibrotic kidneys in both pediatric and adult patients, with ROCK2 levels positively correlated with the severity of the fibrosis. Study of ROCK2 inhibition in the unilateral ureteral obstruction (UUO) model of kidney fibrosis showed ROCK2 inhibition alleviates renal fibrosis. Furthermore, in a mouse model of IPF, researchers found mice with either ROCK1 or ROCK2 genetically deleted were protected from bleomycin-induced IPF, indicating specifically targeting either ROCK isoform would be an effective therapeutic strategy against IPF. ROCK2 expression in vitro has also been associated with co-expression of fibrotic liver markers. Elevated ROCK2 levels are seen in cardiac hypertrophy, cardiac fibrosis and diastolic dysfunction. ROCK2 has also been shown to play a role in neurodegenerative disorders such as amyotrophic lateral sclerosis, Parkinson's disease and Alzheimer's disease. As a result, we believe a potent ROCK2 inhibitor should prevent disease progression in chronic fibrotic diseases and potentially be useful in a variety of other cardiac and neurodegenerative disorders.

        Dual ROCK1/2 inhibitors have problematic side effects including hypotension and increased vascular permeability. In an in vitro analysis measuring binding affinity for ROCK2 and ROCK1, our ROCK2 selective inhibitors show much stronger binding affinity for ROCK2 versus ROCK1. We believe high selectivity for ROCK2 could provide enhanced tolerability, potentially supporting long-term systemic use.

        We expect to select a lead compound from our ROCK2 inhibitor program and 2021.

CYP11B2 (Aldosterone Synthase) Inhibitor Program

        Aldosterone is a hormone produced in the adrenal glands which helps control the body's blood pressure by causing the kidneys to retain salt and excrete potassium, thereby increasing water retention, blood volume and blood pressure. CYP11B2 is a member of the broad cytochrome P450 family, and is responsible for the biosynthesis of aldosterone. There are a number of diseases associated with dysregulated aldosterone, including primary hyperaldosteronism (Conn's Syndrome), refractory hypertension, congestive heart failure and kidney fibrosis. As a result, we believe that inhibition of CYP11B2 could potentially be used in aldosterone-related diseases.

        The renin-angiotensin-aldosterone system (RAAS) is responsible for producing aldosterone to maintain blood pressure. Two major approaches to modulating the RAAS pathway are angiotensin converting enzyme inhibitors (ACE inhibitors) and angiotensin receptor blockers (ARBs). There are eighteen FDA-approved ACE inhibitors/ARBs, and while these drugs are generally quite effective in controlling hypertension, aldosterone breakthrough or escape happens in approximately 10% to 50% of patients depending on the duration of therapy studied and the definition of 'breakthrough'. Aldosterone excess is estimated to be the primary cause in approximately 20% of patients with resistant hypertension, or nearly 2 million patients in the United States alone.

        Two mineralocorticoid receptor antagonists (MRAs), spironolactone and eplerenone, plus a late-stage compound (finerenone), are also involved in blocking the effects of aldosterone. MRAs act by binding to the mineralocorticoid receptor to prevent aldosterone from having its biologic effect on blood pressure and renal excretion and absorption of salt and potassium. Both approved MRAs have the downside of increasing circulating levels of aldosterone, leading to increased activity of aldosterone through its non-MR mechanisms. Aldosterone acts on the vascular system by inducing oxidative stress, inflammation, fibrosis and endothelial dysfunction through both MR-dependent and MR-independent pathways. As such, increased levels of aldosterone has direct deleterious effects on the progression of congestive heart failure and kidney fibrosis.

        We are leveraging our extensive experience in developing cytochrome P450 modulators to develop compounds with improved specificity for CYP11B2 relative to CYP11B1. In non-human primate models, one of our lead test compounds markedly reduced aldosterone production following an ACTH challenge while having a minimal impact on cortisol production. We expect to select a lead compound from our CYP11B2 inhibitor program and initiate IND-enabling studies for the program in 2021.

Manufacturing

        We rely upon third party contract manufacturing organizations to manufacture and supply product candidates for our clinical trials, and we will rely on such manufacturers to meet commercial demand. We expect this strategy will enable us to maintain a more efficient infrastructure, avoiding dependence on our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and future commercialization of our products. Currently, we rely on and have agreements with a single third party contract manufacturer to supply the drug substance for ANG 3777 and with a single third-party contract manufacturer to manufacture all clinical trial supplies of ANG 3777, and we expect to enter into commercial supply agreements with such manufacturers prior to any potential approval of ANG 3777. We currently have sufficient inventory of ANG 3777 to meet all requirements for our planned clinical trials. We expect to complete process validation steps for ANG 3777 in 2022 and, at such time, we expect to have enough drug inventory for at least two years.

        ANG 3777 drug substance is manufactured via conventional organic synthetic procedures, starting from raw materials and reagents commercially available in large quantities. ANG-3777 drug product is manufactured via conventional pharmaceutical processing procedures, employing commercially available excipients and packaging materials. The procedure and equipment employed for manufacture and analysis are consistent with standard organic synthesis or pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.

        Prior to the first regulatory approval of ANG-3777 for DGF or CSA-AKI in the United States or the European Union, Vifor Pharma will assume responsibility of the commercial manufacture of ANG-3777 for such indications in accordance with a supply agreement to be negotiated in good faith between Vifor Pharma and us. Vifor Pharma's right under the Vifor License does not restrict our rights to develop and manufacture ANG-3777 globally for non-Renal Indications or in support of the Sinovant License, subject to certain protections for Vifor Pharma consistent with the terms of the Vifor License.

        Similarly, we rely on and have agreements with a single third-party manufacturer to supply drug substance for ANG 3070 and a separate single source third party manufacturer to supply clinical trial supplies of ANG 3070.

        We are in discussions with third party manufacturers to find additional suppliers to produce our other product candidates.

Competition

        The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation. Although we believe our product candidates offer innovative therapeutic approaches and may provide significant advantages relative to current therapies in the treatment of acute organ damage and our other therapeutic areas, our competitors may be able to develop other compounds, drugs, or therapies capable of achieving similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. We believe the key competitive factors affecting the development and commercial success of our product candidates will be whether or not such product candidates are deemed to be safe and effective by relevant regulatory authorities, as well as their tolerability profile, reliability, convenience of dosing, price, and reimbursement.

        There is currently limited competition for ANG-3777 in the nephrology space. Quark Pharmaceuticals, Inc. has an anti-p53 siRNA molecule, QPI-1002. In December 2018, Quark's majority shareholder, SBI Holdings, announced QPI-1002 failed to meet its prespecified primary efficacy endpoint of a reduction in dialysis days in a Phase 3 registration trial for DGF prevention. Quark is also currently investigating QPI-1002 for CSA-AKI in a Phase 3 trial based on results observed in a pre-defined subgroup of patients in a Phase 2 trial. In addition, we are aware of Astellas Pharma Inc. and Alloksys Life Sciences B.V., which are advancing ASP1128 and bRESCAP respectively for AKI following coronary artery bypass graft and/or valve surgery. ASP1128 is currently in a Phase 2 clinical trial whilst bRESCAP is in a Phase 2/3 clinical trial.

        In ALI, for COVID-19, there are a number of preventative vaccines in development with one receiving an Emergency Use Authorization approval and another nearing regulatory approval. Vaccine coverage and efficacy will be less than 100%, in our view, necessitating therapeutic intervention for these patients. There are hundreds of clinical trials examining various methods of treating COVID-19 related acute lung injury. To date, only a small number of these trials have resulted in data positive enough for regulators to approve therapeutics on either an emergency use or permanent basis. Therapeutics receiving Emergency Use Authorization for the treatment of COVID-19 patients include co-administration of casirivimab and imdevimab from Regeneron Pharmaceuticals, Inc., baricitinib (in combination with remdesivir), and bamlanivimab from Eli Lilly, and remdesivir from Gilead Sciences, Inc. In ARDS, there are no approved therapies but a number of companies have Phase 3 programs under way in the United States including brexanolone from Sage Therapeutics, ravulizumab from Alexion, siltuximab from EusaPharma (UK) Liminted, alteplase from Boehringer Ingleheim, MultiStem from Athersys, ruxolitinib from Incyte, and aviptadil from NeuroRX.

        In an effort to expand ANG-3777's therapeutic area, we are currently exploring indications associated with the central nervous system. We are aware of Athira Pharma's ATH-1017, a small molecule that enhances HGF/c-Met activity and it is currently in two Phase 2 clinical trials for Alzheimer's Disease. Other programs targeting the HGF/c-Met pathway is Kringle Pharma's KP-100, a recombinant human HGF. KP-100 is currently being investigated in a Phase 2 clinical trials for amyotrophic lateral sclerosis and a Phase 3 trial for acute spinal cord injury in Japan.

        With respect to ANG-3070, in fibrosis-related primary renal diseases clinical programs in this space include bardoxolone methyl from Reata Pharmaceuticals, Lademirsen from Sanofi Genzyme, Sparsentan from Retrophin, Bleselumab from Astellas Pharma, and Tesevatinib from Kadmon Holdings. In IPF, there are two approved therapies, pirfenidone (Esbriet®, sold by Roche/Genentech) and nintedanib (OFEV®, sold by Boehringer-Ingleheim). There are several programs currently in development for IPF, including an anti-CTGF antibody from Fibrogen, Inc., a GPR84 inhibitor and an ENPP2 inhibitor from Galapagos NV, a Wnt-pathway inhibitor from United Therapeutics Corporation/Samumed, LLC.

        With respect to competition for our ROCK2 inhibitor, netarsudil ophthalmic solution from Aerie Pharmaceuticals, Inc. was first approved by the FDA in 2017 as a topical agent for reducing intraocular pressure in patients with open-angle glaucoma and ocular hypertension. Other competition in clinical development include Kadmon Holdings, Inc.'s belumosudil (KD025), a ROCK2 inhibitor with reduced selectivity against ROCK1, in the clinic for several indications, including chronic graft versus host disease, systemic sclerosis and IPF. We are also aware of other ROCK2 inhibitors in preclinical development.

        Regarding competition for our CYP11B2 inhibitor, PhaseBio's CYP11B2 inhibitor PB6440 is preparing for Phase 1 trials in 2021 in treatment resistant hypertension. CinCor Pharma's RAAS pathway inhibitor CIN-107 is in Phase 2 trials for resistant hypertension and primary aldosteronism.

        Across each of our development areas, other, potentially competitive, clinical-stage technologies are being developed. Also, companies developing preclinical molecules could decide to pursue development in our chosen indications and potentially compete with us. This could lead to commercial challenges as well as difficulties enrolling clinical trials if they were to target the same indications we are pursuing.

Intellectual Property

        The proprietary nature of, and protection for, our product candidates, processes and know-how are important to our business. We pursue various avenues of intellectual property protection, including consideration of patent, trademark, and trade secret strategies. We have sought patent protection in the United States and internationally for our programs relating to small molecule compounds that have HGF-like activities (including ANG-3777), our tyrosine kinase inhibitors (including ANG-3070), our ROCK2 inhibitors and our CYP inhibitors. Our patent strategy seeks to protect our product candidates by filing patent applications, in the United States and in relevant foreign jurisdictions, and we pursue multi-faceted protection, as available, for example to relevant small molecule compounds and analogs, pharmaceutical compositions and related methods of manufacture and use. Our policy is to pursue, maintain and defend patent rights in order to protect the technology, inventions and improvements that are commercially important to our business. We also rely on trade secret protection for certain intellectual property that may be important to the development of our business, and expect to pursue trademark registrations for brand names or other text or images that may provide commercial value.

        In the United States and worldwide, issued patents have a presumptive term, assuming all maintenance fees are paid, of twenty years from their earliest non-provisional filing date. Certain jurisdictions offer opportunities to extend this term. For example, the U.S. Patent and Trademark Office (USPTO) may add term to a patent (referred to as Patent Term Adjustment) if delays by the USPTO of certain activities exceed prespecified durations, from which delays by the Applicant are subtracted. Additionally, many jurisdictions, including the United States and Europe, provide opportunities for extending the term of patents relating to approved pharmaceutical products or their approved uses. In the United States, a single patent can be extended per approved product, for a period (referred to as Patent Term Extension) of up to five years, depending on the dates of patent issuance relative to submission of an application for premarketing approval (i.e., of a New Drug Application or a Biologics License Application) under provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. Similar restoration of term is available in Europe under so-called Supplementary Protection Certificate rights, and extensions under similar policies may be available in other countries.

        Depending upon the timing, duration and specifics of FDA marketing approval of ANG-3777 and our other product candidates, if any, one or more of our patents may be eligible for limited Patent Term Extension under the Hatch-Waxman Act in the United States, Supplementary Protection Certificate in Europe.

        Our commercial success will depend in part on obtaining and maintaining patent protection and/or other intellectual property protection for our current and future product candidates, including for their use, production, formulation, etc., with commercially relevant terms; our commercial success may also depend in part on our ability to successfully defend our patent and/or other intellectual property rights against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell and/or importing our products may depend on the extent to which we have rights under valid and enforceable intellectual property rights that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. Additionally, we cannot be certain that we will always be able to establish sufficient ownership rights to ensure complete or necessary control over our intellectual property rights as required in order to obtain, maintain, and/or enforce them. For these and more comprehensive risks related to our intellectual property, please see "Risk Factors—Risks Relating to Our Intellectual Property." The expiration dates of the patents discussed below assume in all cases that the appropriate maintenance, renewal, annuity, or other governmental fees are paid to maintain the patent(s) in force for the full extent of their term and any extension(s) thereof.

ANG-3777

        The patent portfolio for ANG-3777 includes patents and patent applications that describe and/or specifically claim pharmaceutical compositions whose active agent is ANG-3777 and uses thereof, as well as compounds structurally related to ANG-3777, pharmaceutical compositions and uses thereof. As of January 1, 2021, we owned issued patents in the United States that claim, among other things, pharmaceutical compositions comprising ANG-3777. We also owned issued patents in Australia, Canada, China, Europe, Hong Kong, Israel, and Japan. Granted European patents have been validated in the following European countries: Denmark, France, Germany, Hungary, Ireland, Italy, Luxembourg, Monaco, Netherlands, Sweden, Switzerland/Liechtenstein, and the United Kingdom.

        We have issued claims to pharmaceutical compositions containing ANG-3777 and methods of use that should remain in force, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, in the United States until 2024, and in other jurisdictions until 2023.

        An aqueous formulation of ANG-3777 and analogues of sufficient solubility for intravenous administration is the subject of claims in a patent issued in the United States that will expire in 2030 assuming continued payment of all maintenance fees.

        We have issued United States patents on the use of ANG-3777 and related compounds for the treatment of chronic obstructive pulmonary disease, (COPD), and scleroderma, which expire in 2028 and 2029, respectively.

        We have issued claims in the United States to solid forms of ANG-3777, and an international application filed under the Patent Cooperation Treaty (PCT) is pending. Patents issuing from these applications will expire in 2040.

        We have filed a PCT application directed to the use of ANG-3777 in the treatment of delayed graft function. Patents issuing from corresponding national applications will expire in 2040.

        As of January 1, 2021, we had filed two provisional patent applications relating to ANG-3777 whose twenty-year presumed terms expire in 2041.

        Under the Hatch-Waxman Act, a single patent term restoration of up to five years in the United States may be available. We also may be eligible for similar restoration of term in Europe under supplementary protection, certificate rights, and similar extensions in certain other countries.

ANG-3070 Kinase Inhibitor Program

        As of January 1, 2021, compound, pharmaceutical composition and methods of use claims to our kinase inhibitors are covered in patents issued in the United States. We also owned issued patents in Australia, China, Europe, Hong Kong, Israel, India, Japan; and a pending application in Canada. The European patent was validated in Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Luxembourg, Monaco, Netherlands,

Norway, Poland, Portugal, Spain, Sweden, Switzerland/Liechtenstein, Turkey, and the United Kingdom. A continuation application is pending in the United States. These patents, and patents that may issue from the pending applications, provide patent protection until 2033, assuming payment of all appropriate annuities and/or maintenance fees.

        We have filed a United States patent application directed to the use of ANG-3070 in the treatment of polycystic kidney disease (PKD) with a twenty-year presumed term expiring in 2034. We have filed a PCT application directed to the use of ANG-3070 in the treatment of irritable bowel syndrome (IBS). Patents issuing from corresponding national applications will expire in 2040.

        As of January 1, 2021, we had filed three provisional patent applications relating to ANG-3070 whose twenty-year presumed terms expire in 2041.

        Under the Hatch-Waxman Act, a single patent term restoration of up to five years in the United States may be available. We also may be eligible for similar restoration of term in Europe under supplementary protection certificate rights, and similar extensions in certain other countries.

ROCK2 Inhibitor Program

        The patent portfolio for the ROCK2 inhibitor program includes pending applications in the United States, Australia, Canada, China, Europe, Israel, India, and Japan, each of which would have presumed twenty-year terms expiring in 2038. We have also filed a Patent Cooperation Treaty (PCT) application and a provisional application, each of which recite claims to compounds, pharmaceutical compositions, and methods of use thereof. Any patents that may issue from national applications of the PCT application or the provisional application would have twenty-year presumed terms expiring between 2040 and 2041.

Licenses and Collaborations

License Agreement with Vifor Pharma

        In November 2020, we granted Vifor Pharma, an exclusive, global (excluding Greater China), royalty-bearing license (the Vifor License), for the commercialization of ANG-3777 in all Renal Indications, beginning with DGF and CSA-AKI. The Vifor License also grants Vifor Pharma exclusive rights, with a right to sublicense subject to our consent for certain specified conditions, to develop and manufacture ANG-3777 for commercialization in Renal Indications worldwide (excluding Greater China) in cooperation with us or independently. We retain the right to develop and commercialize combination therapy products combining ANG-3777 with our other proprietary molecules, subject to Vifor Pharma's right of first negotiation with respect to global (excluding Greater China) rights to such combination therapy products in the Renal Indications.

        Pursuant to the Vifor License, we are entitled to receive $80 million in upfront and near-term clinical milestones payments, including $30 million in upfront cash that we received in November 2020, a $30 million equity investment, $5 million of which we received in January 2021 and $25 million of which we expect to receive upon the consummation of a concurrent private placement contingent on the closing of this offering, and $20 million due upon enrolling the first patient in a Phase 3 trial of ANG-3777 for CSA-AKI. We are also eligible to receive post-approval milestones of up to approximately $260 million. Further, we are eligible to receive milestone payments based upon global net sales: in the United States, the milestone payments range from $100 million to $450 million, based upon annual U.S. net sales tiers between $300 million and $1 billion, and outside the United States, the milestone payments range from $75 million to $200 million, based upon annual net sales tiers between $250 million and $550 million. In aggregate, we are eligible for sales milestone payments totaling $1.585 billion and a total potential deal value of up to

$1.925 billion (subject to certain reductions and offsets). We are also eligible to receive tiered royalties on net sales of ANG-3777 at royalty rates of 10% for annual U.S. net sales below $100 million, mid-teens to low twenties for annual U.S. net sales between $100 million and $500 million and 40% for annual U.S. net sales above $500 million. Outside the United States, we are eligible to receive tiered royalties on annual ex-U.S. net sales of ANG-3777 at royalty rates of 10% for annual ex-U.S. net sales below $50 million, mid-teens to low twenties for annual ex-U.S. net sales between $50 million and $250 million and 40% for annual ex-U.S. net sales above $250 million. Such milestones and royalties are subject to certain specified reductions and offsets.

        Under the Vifor License, we retain responsibility at our own cost for executing a pre-specified clinical development plan, which has been designed to obtain regulatory approvals of ANG-3777 for the DGF and CSA-AKI indications in the United States, the European Union, Switzerland and the United Kingdom. The plan includes the completion of our ongoing and currently planned clinical trials and other clinical development activities in such indications. We will be responsible for regulatory interactions and filings relating to such indications in the United States, and Vifor Pharma will be responsible for such matters outside the United States. We will share equally with Vifor Pharma the cost of related post-approval clinical development activities for such indications. We will conduct drug substance and drug product development for ANG-3777 for DGF and CSA-AKI until production scale at our cost. Prior to the first regulatory approval of ANG-3777 for DGF or CSA-AKI in the United States or the European Union, Vifor Pharma will assume responsibility of the commercial manufacture of ANG-3777 for such indications in accordance with a supply agreement to be negotiated in good faith between Vifor Pharma and us. In addition, Vifor Pharma will be solely responsible at its own cost for the commercialization of DGF and CSA-AKI indications and any other Renal Indications, both within and outside of the United States (excluding Greater China). Pursuant to the Vifor License, we expect to collaborate with Vifor Pharma through the operation of joint governance committees, with each party having final determination authority in their respective areas of responsibility and other specific matters, subject to certain exceptions.

        We retain rights to develop and commercialize ANG-3777 outside the Renal Indications globally (excluding Greater China), subject to certain protections provided to Vifor Pharma. For example, to the extent that we plan to develop a non-Renal Indication for ANG-3777 using its existing IV formulation, Vifor Pharma has the right to approve such development activities and has the right to commercialize such non-Renal Indication globally (except in Greater China) if approved by regulatory authorities, subject to our right to co-promote in the United States. In contrast, to the extent we plan to develop a product candidate with an alternative formulation of ANG-3777 for a non-Renal Indication and file it under an NDA separate from the NDA governing the DGF and CSA-AKI indications, then we may unilaterally proceed with such development and commercialize the product, if approved by regulatory authorities, both within and outside of the United States, with Vifor Pharma having certain rights to recover amounts for off-label sales for such non-Renal Indication in the United States if Vifor Pharma has not commercialized any product with substantially the same formulation as such alternative formulation of ANG-3777 in the Renal Indication, and Vifor Pharma has the opt in right to commercialize such alternative IV formulation of ANG-3777 outside the United States.

        The Vifor License does not restrict our rights to develop and manufacture ANG-3777 globally for non-Renal Indications or in support of the Sinovant License to the extent consistent with the foregoing terms. During the applicable royalty term in each country, neither party or any of its affiliates can, directly or indirectly, or facilitate a third party to, commercialize an HGF mimetic compound other than ANG-3777 in the Renal Indications in the licensed territory, without the prior written consent of the other party. In addition, during the term of the Vifor License, Vifor Pharma cannot promote, market or sell any other HGF mimetic compound outside the licensed territory without our prior written consent.

        The Vifor License will continue until the expiration of the last royalty term for a licensed product in the licensed territory, unless earlier terminated. The royalty term for a licensed product is, on a country-by-country basis, shall start with the first commercial sale of such licensed product in such country and expire at the latest of (i) expiration of all licensed patents covering the composition of matter of such licensed product or method of use for such licensed product that has obtained regulatory approval in such country, (ii) expiration of all regulatory and data exclusivity applicable to such licensed product in such country, or (iii) the tenth (10th) anniversary of the date of the first commercial sale of such licensed product in such country.

        Vifor Pharma may terminate the Vifor License at its sole discretion upon the earlier of (i) the acceptance for filing of an NDA covering products incorporating ANG-3777 filed with the FDA (after completion of the relevant Phase 3 clinical trial for such products), or (ii) the third anniversary of the effective date of the Vifor License. Both we and Vifor Pharma may terminate the Vifor License in its entirety if the other is in material breach of the Vifor License and has not cured the breach (if curable) within 60 days, or 90 days for incurable breach. In certain circumstances, in the event of our material breach of the Vifor License, Vifor Pharma may terminate the Vifor License with respect to certain major markets. In addition, both parties have the right to terminate the Vifor License upon insolvency of the other party.

License Agreement with Sinovant

        In August 2018, we granted Sinovant Sciences HK Limited (Sinovant) an exclusive, royalty-bearing license (the Sinovant License), with the right to sublicense through multiple tiers subject to our consent for certain specified conditions, for the development and commercialization of ANG-3777 for all therapeutic uses in humans and animals in Greater China (China, Hong Kong, Taiwan and Macau). We also granted Sinovant a non-exclusive license, with the right to sublicense through multiple tiers subject to our consent for certain specified conditions, to manufacture ANG-3777 inside and/or outside Greater China for the development and commercialization of ANG-3777 for all therapeutic uses in humans and animals in Greater China.

        In 2018, we received an upfront payment of $4.0 million from Sinovant. In addition, pursuant to the Sinovant License. If we achieve the agreed upon development and commercial milestones, Sinovant is obligated to make payments totaling up to $171 million, and tiered royalties on net sales of ANG-3777 at rates ranging from low-double digit percentages to percentages in the low-twenties. Such royalties are further subject to certain specified reductions and offsets.

        The Sinovant License will continue on a product-by-product basis from the effective date of the agreement until the expiration of the last royalty term for such licensed product in Greater China. The royalty term for a licensed product is, on a country-by-country basis, the latest of the expiration of the last-to-expire valid claim of a licensed patent that covers the licensed product in such country, or the expiration of regulatory exclusivity for such product in the country, or ten years after the first commercial sale of such product in such country.

        Sinovant may terminate the Sinovant License at its sole discretion on 90 days' written notice if notice is given before the regulatory approval of any licensed product incorporating ANG-3777, or 180 days' written notice if given after regulatory approval of any licensed product incorporating ANG-3777. Both we and Sinovant may terminate the Sinovant License in its entirety if the other is in material breach of the Sinovant License and has not cured the breach within 90 days (or 60 days if the breach is payment-related).

        In addition, both parties have the right to terminate the Sinovant License upon insolvency of the other or upon a force majeure event that prohibits either party from performing its obligations for a period of 6 months.

Collaboration with the University of Michigan

        Effective September 30, 2019, we entered into a subcontractor agreement with The Regents of the University of Michigan (UM), under which we provide funding for a study of ANG-3070 in nephrotic kidney disease. Under this agreement we obtain access to the Nephrotic Syndrome Study Network (NEPTUNE), an integrated group of academic centers, patient support organizations and clinical resources dedicated to advancing the treatment of kidney disorders. The goal of work under this agreement, which we support through a grant from the DOD, is to identify human disease and drug response profiles based upon the genes, networks and pathways that correlate with the therapeutic activity of ANG-3070 in primary focal segmental glomerulosclerosis (FSGS) and other fibrotic diseases. We are obligated to provide to UM up to a total of approximately $520,000 over the course of the project. We have an option to license and commercialize intellectual property generated during the term of the agreement that is solely owned by UM under commercially reasonable terms.

        The agreement has a three-year term and may be earlier terminated by UM for convenience upon 90 days' written notice. We may terminate the agreement for convenience with 30 days' written notice to UM or immediately upon termination of cancellation of our grant from the DOD.

Government Regulation and Product Approval

        The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, marketing and promotion, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Drug Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. FDA approval is required before any new drug can be marketed in the United States. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA clinical holds, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

        The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests and animal studies, all performed in accordance with the FDA's Good Laboratory Practice (GLP) regulations;
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  submission to the FDA of an investigational new drug application (IND) which must become effective before human clinical studies may begin and must be updated annually or when significant changes are made;

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  approval by an independent institutional review board (IRB) representing each clinical site before a clinical study may be initiated;
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  performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (GCP) regulations to establish the safety and efficacy of the product candidate for each proposed indication;
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  preparation of and submission to the FDA of a new drug application (NDA);
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  satisfactory completion of an FDA advisory committee review, if applicable;
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  a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
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  satisfactory completion of an FDA pre-approval inspection of the manufacturing facility(ies) where the product is manufactured to assess compliance with current good manufacturing practice (cGMP) regulations, and of selected clinical investigation sites to assess compliance with GCP; and
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  FDA review and approval of an NDA to permit commercial marketing of the product for its particular labeled uses in the United States.

Preclinical and Clinical Studies

        The preclinical and clinical testing and approval process can take many years and the actual time required to obtain approval, if any, may vary substantially based upon the type, complexity and novelty of the product or condition being treated.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls and any available human data or literature to support use of the product in humans. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical studies. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development along with any subsequent changes to the investigational plan.

        Clinical studies involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for participation in each clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical study site's IRB before a study may be initiated at the site, and the IRB must monitor the study until completed. Each year, sponsors must submit an annual progress report to FDA detailing the status of the clinical trial(s) under an IND, and sponsors must timely report to FDA any serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol, or any findings from other preclinical or clinical studies that suggest a significant risk in humans exposed to the drug. Sponsors generally must also register and report ongoing clinical studies and clinical study results to public registries, including the website maintained by the U.S. NIH, ClinicalTrials.gov.

        For purposes of NDA approval, human clinical trials are typically divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

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  Phase 1.  The drug is initially introduced into healthy human subjects or into patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
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  Phase 2.  The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.
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  Phase 3.  The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational product and to provide an adequate basis for product approval.
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  Phase 4.  In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.

        The FDA, the IRB or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate.

        During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug.

        Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, must include methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA to the FDA

        Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development and testing are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The submission of an NDA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

        An NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product to the satisfaction of the FDA.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the Prescription Drug User Fee Act (PDUFA) the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, standard review and Priority Review. Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. According to PDUFA performance goals, the FDA endeavors to review applications subject to standard review within ten to twelve months, whereas the FDA's goal is to review Priority Review applications within six to eight months, depending on whether the drug is a new molecular entity.

        The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.

        Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, the FDA will typically inspect one or more clinical sites to assure that relevant study data was obtained in compliance with GCP requirements.

        After the FDA evaluates the NDA and conducts inspections of manufacturing facilities, it may issue an approval letter or a complete response letter. A complete response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA's satisfaction in a resubmission of the application, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        As a condition of NDA approval, the FDA may require a Risk Evaluation and Mitigation Strategy (REMS) program to help ensure that the benefits of the drug outweigh its risks. If the FDA determines a REMS program is necessary during review of the application, the drug sponsor must agree to the REMS plan at the time of approval. A REMS program may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug's risks, or other elements to assure safe use, such as limitations on who may prescribe or dispense the drug, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, all REMS programs must include a timetable to periodically assess the strategy following implementation.

        Further, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety and efficacy, and the FDA has the authority to prevent or limit further marketing of a product based on the results of these post-marketing programs. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Moreover, changes to the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities may require submission and FDA approval of a new NDA or NDA supplement before the changes can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that supporting the original approval, and the FDA uses similar procedures in reviewing supplements as it does in reviewing original applications.

Expedited Development and Review Programs

        The FDA offers a number of expedited development and review programs for qualifying product candidates, one or more of which may be available for our current or future products.

        New drug products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a Fast Track product has opportunities for frequent interactions with the review team during product development and, once an NDA is submitted, the product may be eligible for Priority Review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

        A product intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

        After an NDA is submitted for a product, including a product with a Fast Track designation and/or Breakthrough Therapy designation, the NDA may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as Priority Review and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. Depending on whether a drug contains a new molecular entity, Priority Review designation means the FDA's goal is to take action on the marketing application within six to eight months of the 60-day filing date, compared with ten to twelve months under standard review.

        Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

        If a product with Orphan Drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to Orphan Drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug exclusivity. Orphan Drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug designation are tax credits for certain research and a waiver of the application user fee.

        A designated Orphan Drug may not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received Orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Pediatric Use and Exclusivity

        Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act an NDA or supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of the Food and Drug Administration Safety and Innovation Act in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the sponsor plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

        Separately, in the event the FDA issues a Written Request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity which, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity.

Post-Approval Requirements

        Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and registration, recordkeeping, periodic reporting, product sampling and distribution, adverse event reporting and advertising, marketing and promotion. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. While physicians may prescribe for off-label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

        After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. In addition, quality-control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced and announced inspections by the FDA and these state agencies, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        The FDA may withdraw approval of a product if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

  ▪
  restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
  ▪
  fines, warning or untitled letters or holds on post-approval clinical studies;
  ▪
  refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
  ▪
  product seizure or detention, or refusal of the FDA to permit the import or export of products; or
  ▪
  injunctions or the imposition of civil or criminal penalties.

        The FDA may also require post-approval studies and clinical trials if the FDA finds that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicate the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

The Hatch-Waxman Amendments

ANDA Approval Process

        The Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these generic equivalent drugs is obtained by filing an abbreviated new drug application (ANDA) with the FDA. An ANDA is a comprehensive submission that contains (among other things), data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. However, premarket applications for generic drugs are termed "abbreviated" because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to a referenced proprietary drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from the referenced proprietary drug pursuant to the filing and approval of an ANDA suitability petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced proprietary drug or is intended for a different use and it is not otherwise subject to an approved suitability petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.

505(b)(2) NDAs

        Section 505(b)(2) of the FDCA, enacted as part of the Hatch-Waxman Amendments, permits the filing of an NDA where at least some of the information required for approval comes from clinical trials not conducted by or for the applicant and which the applicant has not obtained a right of reference. Section 505(b)(2) can serve as a path to approval for modifications to previously approved drugs, such as new indications, formulations, dosage forms, or other conditions of use. If the 505(b)(2) applicant can establish that reliance on the FDA's previous findings of safety and effectiveness for the approved reference drug is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies for the new product. The FDA may approve the new product for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

        In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to submit certain information to the FDA regarding any patents with claims covering the applicant's product or a method of using the product. Upon approval of the NDA, each of the patents is listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, known as the Orange Book. Any applicant that subsequently files an ANDA or 505(b)(2) application referencing the approved drug must certify to FDA, with respect to each patent listed for the approved drug in the Orange Book: (1) that no patent information was submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a "paragraph IV certification." For method of use patents, in lieu of submitting a certification, the applicant may elect to submit a "section viii statement" certifying that its proposed label does not contain (or carves out) any language regarding a patented method of use.

        If an ANDA or 505(b)(2) applicant does not challenge one or more listed patents through a paragraph IV certification, the FDA will not approve the ANDA or 505(b)(2) application until all the listed patents claiming the reference product have expired.

        If an ANDA or 505(b)(2) applicant provides a paragraph IV certification with its application, the applicant must send notice of the paragraph IV certification to the holder of the NDA for the reference product and all patent holders for the patent at issue within 20 days after the ANDA or Section 505(b)(2) application has been accepted for filing by the FDA. The NDA holder and patent owners may then initiate a patent infringement suit against the ANDA or 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement suit within 45 days of the NDA holder's or patent owners' receipt of the notification regarding the paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earliest to occur of 30 months from the date the paragraph IV notice is received, the expiration of the patent, the settlement of the lawsuit or a court decision that the patent is invalid, unenforceable or not infringed. If the NDA holder or patent owners do not bring a patent infringement suit within the 45-day period, they may later bring a patent infringement suit under traditional patent law, but it will not invoke the 30-month stay of approval.

        Separate from applicable patent terms and the 30-month stay of approval for paragraph IV applications, the FDA will also refrain from approving an ANDA or 505(b)(2) application until all applicable non-patent exclusivity for the reference drug has expired.

Non-Patent Exclusivity

        NDA holders may be entitled to different periods of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the approved drug. For example, an applicant may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity (NCE) which is a drug that contains an active moiety that has not been previously approved by the FDA in any other NDA. During the five-year period of NCE exclusivity, the FDA cannot accept any application for a product that contains the same active moiety as the approved NCE; however, the FDA can accept an ANDA or 505(b)(2) application for the same active moiety after a four-year period if such application includes a paragraph IV certification.

        In addition, a non-NCE drug may qualify for a three-year period of exclusivity for a change to a previously approved product, such as a new indication or condition of use, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted or sponsored by the applicant. In such case, the FDA is precluded from approving any ANDA or 505(b)(2) application for the protected modification until after the three-year exclusivity period has concluded. However, unlike NCE exclusivity, the FDA can accept an application and being the review process during the exclusivity period.

        Other types of non-patent exclusivity include seven-year Orphan Drug exclusivity and six-month pediatric exclusivity (each discussed above).

International Regulation

        In addition to regulations in the United States, we could become subject to a variety of foreign regulations regarding development, approval, commercial sales and distribution of our products if we seek to market our product candidates in other jurisdictions. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional review periods, and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing, among other things, the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws

        In addition to FDA restrictions on the marketing of pharmaceutical products, other foreign, federal and state healthcare regulatory laws restrict business practices in the pharmaceutical industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, data privacy and security, and physician payment and drug pricing transparency laws.

        The federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other hand. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

        The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        The civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

        The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

        In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The Affordable Care Act imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for covered manufacturers for certain payments and "transfers of value" provided to physicians (as defined by statute), certain other health care professionals beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices and/or require the tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

        Violations of fraud and abuse laws, including state anti-kickback and false claims laws, some of which apply to items or services reimbursed by any third-party payor, including commercial insurers, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Coverage and Reimbursement

        Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. One third-party payor's decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific, clinical support, and commercial support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

        In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

        In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there can be no assurance that a product will be considered medically reasonable and necessary for a specific indication or considered cost-effective by third-party payors in foreign or national-level systems. In the event that an adequate level of reimbursement is not established, then even if a product is approved by global regulatory authorities, it may adversely affect the ability of manufacturers to sell such product profitably.

Healthcare Reform

        In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain "branded prescription drugs" to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

        Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, Congress enacted the Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear when the Supreme Court will make a decision. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA.

        Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021.

        Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Data Privacy and Security

        Pharmaceutical manufacturers may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon "covered entities" (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers' personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act 15 U.S.C § 45(a). The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

        In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the CCPA became effective on January 1, 2020, which, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for "protected health information" maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the CPRA was recently voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023.

        In Europe, the GDPR went into effect in May 2018, and imposes strict requirements for processing the personal data of data subjects within the European Economic Area and the United Kingdom. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Relatedly, following the United Kingdom's withdrawal from the European Economic Area and the European Union, and the expiry of the transition period, companies will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which may expose us to further compliance risk.

Human Capital Resources

        As of January 1, 2021, we had approximately 53 full-time employees and 22 consultants who provide part-time or full time support to the company. None of our employees are represented by a labor union or covered by collective bargaining agreements and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

        Our corporate operations are based in San Francisco, California and our discovery and research programs are based in Uniondale, New York. We currently occupy 641 square feet of temporary clinical and regulatory space in Boston, Massachusetts under a bi-monthly lease. We also currently lease 43,000 square feet of research and discovery space in Uniondale, New York under a lease that expires in June 2026 from NovaPark LLC, a related party. See "Certain Relationships and

Related Party Transactions." In addition to these facilities, we rent approximately 2,100 square feet of office space in Fort Lee, New Jersey under a lease that expires in March 2021.

        We believe our facilities are suitable and adequate for our current needs, and that we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

        We are not currently a party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers

        The following table sets forth information regarding our executive officers and directors as of January 15, 2021:

Name	Age	Position(s)
Executive Officers and Employee Directors:
Jay R. Venkatesan, M.D.	49	President and Chief Executive Officer and Director
Itzhak D. Goldberg, M.D.	72	Executive Chairman and Chief Scientific Officer
John F. Neylan, M.D.	67	Senior Vice President and Chief Medical Officer
Jennifer J. Rhodes, J.D.	50	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Gregory S. Curhan	59	Interim Chief Financial Officer
Non-Employee Directors:
Victor F. Ganzi(1)(2)(3)	73	Director
Allen R. Nissenson, M.D.(1)(2)(3)	74	Director
Gilbert S. Omenn, M.D., Ph.D.(1)(2)(3)	79	Director
Karen J. Wilson(1)(2)(3)	57	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers and Employee Directors

        Jay R. Venkatesan, M.D., President, Chief Executive Officer and Director.    Dr. Venkatesan has been our Chief Executive Officer and director since May 2018. Dr. Venkatesan has served as a Managing Partner of Alpine BioVentures, an investment firm, since July 2015. From July 2015 to August 2018, Dr. Venkatesan served as President of Alpine Immune Sciences, an immunotherapy company that he co-founded as a Managing Partner of Alpine BioVentures, and also served as its Chief Executive Officer from July 2015 to June 2016. Additionally, as Managing Partner of Alpine BioVentures, from January 2014 to August 2014, Dr. Venkatesan served as Founder and Chief Executive Officer of Alpine BioSciences, a biotechnology company, which was acquired by Cascadian Therapeutics, where he then served as Executive Vice President and General Manager from August 2014 to May 2015 (subsequently acquired by Seagen, Inc.). Since January 2008, Dr. Venkatesan has served as the founder and managing member of Ayer Capital, a global healthcare fund. Prior to that, he served as a director at Brookside Capital, part of Bain Capital, where he co-managed healthcare investments. He was also a consultant at McKinsey & Co., a consulting firm, and a venture investor with Patricof & Co. Ventures (now Apax Partners), an investment firm. Dr. Venkatesan has served on the board, of Alpine Immune Sciences, Inc. (Nasdaq: ALPN) since June 2015. Dr. Venkatesan previously served on the board of Exicure Inc. (Nasdaq: XCUR) from March 2014 to December 2020 and Iovance Biotherapeutics Inc. (Nasdaq: IOVA) from September 2013 to March 2018. He has an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. from Williams College. We believe that Dr. Venkatesan's leadership experience and investment experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

        Itzhak D. Goldberg, M.D., Executive Chairman and Chief Scientific Officer.    Dr. Goldberg has been our Executive Chairman and Chief Scientific Officer since March 2018 and after serving as our Chairman, President, Chief Executive Officer and Scientific Director since our founding in April 1998. Dr. Goldberg was formerly a faculty member at Harvard Medical School, Radiation Oncologist-in-Chief for the North Shore-LIJ (Northwell) Health System, and Professor at the Albert Einstein College of Medicine. He is a Fellow of the American College of Radiology. Dr. Goldberg has an M.D. from Albert Einstein College of Medicine, was a postdoctoral research fellow at Harvard Medical School and was subsequently trained as a radiation oncologist at the Harvard Joint Center for Radiation Therapy. We believe that Dr. Goldberg's extensive experience in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.

        John F. Neylan, M.D.    Dr. Neylan has been our Senior Vice President and Chief Medical Officer since December 2018. From April 2015 to December 2018, Dr. Neylan served as Chief Medical Officer of Keryx, a biopharmaceutical company focused on nephrology. From May 2008 to April 2015, Dr. Neylan served as Senior Vice President, Clinical Development, at Genzyme Corporation, a biopharmaceutical company focusing on specialty metabolic diseases. From 2000 to 2008, Dr. Neylan served as Vice President, Research and Development for Wyeth Research, a pharmaceutical company, overseeing the clinical development of transplantation therapeutics and providing medical affairs support to the transplant franchise. Dr. Neylan has also held prestigious positions in academia, including Professor of Medicine at Emory University and Assistant Professor of Medicine at University of California, Davis, serving at both institutions as Medical Director of the respective Renal Transplant Programs, with oversight of the clinical research programs. Dr. Neylan has a B.S. from Duke University and an M.D. from Rush Medical School in Chicago. He completed his Internal Medicine residency at Vanderbilt University and fellowships in Nephrology and in Transplantation and Immunogenetics at Brigham and Women's Hospital, Harvard University. He was formerly the President of the American Society of Transplantation, past Board Member of the National Kidney Foundation and a past Industry Representative on the FDA Cardiovascular and Renal Drugs Advisory Committee.

        Jennifer J. Rhodes, J.D.    Ms. Rhodes has been our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since January 2020. In February 2019, Ms. Rhodes also became a director of Legal Aid at Work, a non-profit legal services organization. Ms. Rhodes previously served as General Counsel and Corporate Secretary at Adamas Pharmaceuticals, Inc., a public pharmaceutical company, from April 2016 until January 2020, during which time she also served as Chief Compliance Officer since August 2016 and Chief Business Officer since January 2017. Prior to that, Ms. Rhodes served as General Counsel at Medivation, Inc., a biopharmaceutical company, from June 2012 to September 2015, where she was responsible for Medivation's legal matters, and also served as Corporate Secretary from April 2013 to September 2015 and as Chief Compliance Officer from July 2012 to October 2014. From May 2006 to June 2012, Ms. Rhodes was an Assistant General Counsel at Pfizer Inc., a biopharmaceutical company, where she supported the U.S. Primary Care Business and its Primary Care Medicines Development Group and served as a global product lead for Pfizer Inc.'s primary care medicines. Prior to joining Pfizer Inc., she was an associate in the regulatory law and international trade practice areas at Weil, Gotshal & Manges, LLP from October 2000 to April 2006. Ms. Rhodes has a J.D. from Wake Forest University School of Law and a B.A. in Economics from Newcomb College of Tulane University.

        Gregory S. Curhan.    Mr. Curhan has served as our interim Chief Financial Officer since June 2020 through his capacity as a partner at FLG Partners, LLC (FLG Partners), a Silicon Valley chief financial officer services firm. Prior to joining FLG Partners, LLC, Mr. Curhan was Chief Financial Officer and Senior Vice President Corporate Development of Providence Medical Technology, a venture-backed medical device manufacturer, December 2016 until January 2020. Prior to that,

Mr. Curhan was a Business Development Officer Brighton Jones, a financial planning company, from December 2012 to December 2016. Mr. Curhan has a B.A. in Economics from Dartmouth College.

Non-Employee Directors

        Victor F. Ganzi.    Mr. Ganzi has been a member of our board of directors since April 2018. He has served as Non-Executive Chairman of the board of directors of Willis Towers Watson (Nasdaq: WLTW), a global advisory, broking and solutions company, since January 2019 and as a director since January 2016. Previously, he served as a director of Towers Watson beginning on January 1, 2010, as Chairman of Towers Watson's Audit Committee, and a member of its Nominating and Governance Committee. Mr. Ganzi is presently a consultant and corporate director, serving on the boards of numerous private and not-for-profit organizations, including PGA Tour, Inc., the Partnership to End Addiction, the Whitney Museum of American Art and the Madison Square Boys and Girls Club. Mr. Ganzi was the President and Chief Executive Officer of The Hearst Corporation, a private diversified communications company, from 2002 to 2008. He served as Hearst's Executive Vice President from 1997 to 2002 and as its Chief Operating Officer from 1998 to 2002. Prior to joining Hearst in 1990, Mr. Ganzi was the managing partner at the international law firm of Rogers & Wells (now part of Clifford Chance). Mr. Ganzi previously served as a director of Gentiva Health Services, Inc., Wyeth and Hearst-Argyle Television, Inc. Mr. Ganzi has a B.S. in Accounting summa cum laude, from Fordham University, a J.D. from Harvard Law School and an L.L.M. in Taxation from New York University. We believe that Mr. Ganzi's years of experience serving on boards and legal expertise qualify him to serve as a member of our board of directors.

        Allen R. Nissenson, M.D.    Dr. Nissenson has been a member of our board of directors since January 2020. He is currently the Emeritus Chief Medical Officer of DaVita Kidney Care, where he has served since January 2020 and where he previously served as Chief Medical Officer from August 2008 to January 2020. He is currently an Emeritus Professor of Medicine at the David Geffen School of Medicine at UCLA, where he has served since August 2008 and where he previously served as Director of the Dialysis Program from July 1977 to August 2008 and Associate Dean from July 2005 to August 2008. Dr. Nissenson is also currently on the board of directors of Rockwell Medical Inc., a public biopharmaceutical company, which he joined in June 2020. Dr. Nissenson is the immediate past chair of Kidney Care Partners and immediate past co-chair of the Kidney Care Quality Alliance. He is a former president of the Renal Physicians Association (RPA) and current member of the Government Affairs Committee. Dr. Nissenson also previously served as president of the Southern California End-Stage Renal Disease Network, as well as chair of the Medical Review Board. He served as a Robert Wood Johnson Health Policy Fellow of the National Academy of Medicine from 1994 to 1995 and worked in the office of the late Senator Paul Wellstone. Dr. Nissenson has an M.D. from Northwestern University Medical School and is the recipient of various awards, including the President's Award of the National Kidney Foundation, the Lifetime Achievement Award in Hemodialysis, the American Association of Kidney Patients' (AAKP) Medal of Excellence Award and, in 2017, the RPA Distinguished Nephrology Service Award. We believe that Dr. Nissenson's years of experience in the healthcare industry qualify him to serve as a member of our board of directors.

        Gilbert S. Omenn, M.D., Ph.D.    Dr. Omenn has been a member of our board of directors since January 2020. Since 1997, Dr. Omenn has been a faculty member at the University of Michigan, where he is currently the Harold T. Shapiro Distinguished University Professor of Computational Medicine & Bioinformatics, Internal Medicine, Human Genetics, and Public Health. Earlier, he was the dean of the School of Public Health and Community Medicine and professor of medicine at the University of Washington. Dr. Omenn served as Executive Vice President for Medical Affairs of the University of Michigan and as Chief Executive Officer of the University of Michigan Health System from 1997 to 2002. Dr. Omenn is a member of the National Academy of Medicine and the American

Academy of Arts and Sciences. He chaired the Presidential/Congressional Commission on Risk Assessment and Risk Management, the NAS/NAE/IOM Committee on Science, Engineering, and Public Policy, and the Advisory Committee for the Agency for Toxic Substances and Disease Registry. He served on the National Commission on the Environment, the NIH Scientific Management Review Board, and the CDC Director's Advisory Committee. He is a past president of the American Association for the Advancement of Science and a member of the National Academy of Medicine. Since 2014, Dr. Omenn has served as a director of Galectin Therapeutics Inc., a biotechnology company (Nasdaq: GALT). Dr. Omenn previously served as a director of Amgen, Inc. for 27 years and Rohm & Haas Company for 22 years. Dr. Omenn was a director of Esperion Therapeutics (Nasdaq: ESPR) from August 2014 to May 2018. Dr. Omenn has a B.A. summa cum laude from Princeton University, M.D. magna cum laude from Harvard Medical School and Ph.D. in genetics from the University of Washington. We believe that Dr. Omenn's years of experience in the healthcare industry qualify him to serve as a member of our board of directors.

        Karen J. Wilson. Ms. Wilson has been a member of our board of directors since April 2020. Ms. Wilson is also currently a member of the boards of directors of Connect Biopharma and Vaxart, Inc. Ms. Wilson previously served as Senior Vice President of Finance at Jazz Pharmaceuticals plc, a biopharmaceutical company, until September 2020 after serving as Principal Accounting Officer and Vice President of Finance. Prior to joining the Jazz Pharmaceuticals organization in February 2011, she served as Principal Accounting Officer and Vice President of Finance at PDL BioPharma, Inc., a life sciences company. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., a biosciences company, Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., a medical device manufacturer, and as a consultant and auditor for Deloitte & Touche LLP, a professional services firm. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. We believe that Ms. Wilson is qualified to serve on our Board due to her extensive background in financial and accounting matters for public companies and her leadership experience in the life science industry.

Board Composition

Director Independence

        Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than Dr. Venkatesan and Dr. Goldberg, qualify as "independent" directors in accordance with The Nasdaq Global Select Market listing requirements. Dr. Venkatesan and Dr. Goldberg are not considered independent because they are employees of Angion Biomedica Corp. The Nasdaq Global Select Market's independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by The Nasdaq Global Select Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

        In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

  ▪
  the Class I directors will be Dr. Venkatesan and Ms. Wilson, and their terms will expire at the annual meeting of stockholders to be held in 2022;
  ▪
  the Class II directors will be Dr. Goldberg and Dr. Nissenson, and their terms will expire at the annual meeting of stockholders to be held in 2023; and
  ▪
  the Class III directors will be Dr. Omenn and Mr. Ganzi, and their terms will expire at the annual meeting of stockholders to be held in 2024.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our board of directors or a change in control of our company.

Leadership Structure of the Board

        Our amended and restated bylaws and corporate governance guidelines will provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Dr. Goldberg currently serves as the chairman of our board of directors. In that role, Dr. Goldberg presides over the executive sessions of the board of directors and serves as a liaison between management and the board of directors. Mr. Ganzi currently serves as the lead independent director. In that role, Mr. Ganzi resides over the executive sessions of the Board in which our Chief Executive Officer does not participate and serves as a liaison to management on behalf of the independent members of the Board of Directors.

        Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

        Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

        Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.

Board Committees

        Our board of directors will have the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

        Our audit committee will oversee our corporate accounting and financial reporting process. Among other matters, the audit committee:

  ▪
  appoints our independent registered public accounting firm;
  ▪
  evaluates the independent registered public accounting firm's qualifications, independence and performance;
  ▪
  determines the engagement of the independent registered public accounting firm;
  ▪
  reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;
  ▪
  reviews and approves all related party transactions on an ongoing basis;
  ▪
  establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  ▪
  discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;
  ▪
  approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
  ▪
  monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;
  ▪
  discusses on a periodic basis, or as appropriate, with management the Company's policies and procedures with respect to risk assessment and risk management;
  ▪
  is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;
  ▪
  annually reviews and assesses internal controls and treasury functions including cash management procedures;
  ▪
  investigates any reports received through the ethics helpline and report to the Board periodically with respect to the information received through the ethics helpline and any related investigations;
  ▪
  reviews our critical accounting policies and estimates; and
  ▪
  reviews the audit committee charter and the committee's performance at least annually.

        The members of our audit committee will be Karen Wilson, Victor Ganzi, Allen Nissenson and Gilbert Omenn. Ms. Wilson will serve as the chairperson of the committee. All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Global Select Market. Our board of directors has determined that Ms. Wilson is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The Nasdaq Global Select Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Ms. Wilson, Mr. Ganzi, Dr. Nissenson and Dr. Omenn are independent under the applicable rules of the SEC and The Nasdaq Global Select Market. The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Global Select Market.

Compensation Committee

        Our compensation committee will oversee policies relating to compensation and benefits of our officers and employees. The compensation committee will review and approve or recommend to our board of directors corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluate the performance of these officers in light of those goals and objectives and approve the compensation of these officers based on such evaluations. The compensation committee will also review and approve or make recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee will review the performance of our Chief Executive Officer and make recommendations to our board of directors with respect to his compensation and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The members of our compensation committee will be Allen Nissenson, Victor Ganzi, Gilbert Omenn and Karen Wilson. Dr. Nissenson will serve as the chairman of the committee. Each of the members of our compensation committee will be independent under the applicable rules and regulations of The Nasdaq Global Select Market and is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Global Select Market.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The members of our nominating and corporate governance committee will be Gilbert Omenn, Victor Ganzi, Allen Nissenson and Karen Wilson. Dr. Omenn will serve as the chairman of the committee. Each of the members of our nominating and corporate governance committee will be an independent director under the applicable rules and regulations of The Nasdaq Global Select Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Global Select Market.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee is currently, or has at any time, one of our officers or employee. None of our executive officers currently serves, or have served during the past fiscal year, as a member of another entity's board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

        Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, diversity, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

  ▪
  personal and professional integrity;
  ▪
  ethics and values;
  ▪
  experience in corporate management, such as serving as an officer or former officer of a publicly held company;
  ▪
  experience in the industries in which we compete;
  ▪
  experience as a board member or executive officer of another publicly held company;
  ▪
  diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
  ▪
  conflicts of interest; and
  ▪
  practical and mature business judgment.

        Our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

        Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  ▪
  any breach of the director's duty of loyalty to us or our stockholders;
  ▪
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
  ▪
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
  ▪
  any transaction from which the director derived an improper personal benefit.

        Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damages.

Director Compensation

        Historically, we have not had a formalized non-employee director compensation program. However, at the end of 2020, we approved an annual cash retainer to all of our non-employee directors of $40,000 for their service in 2020 (pro-rated for any partial service). Dr. Yamin did not receive the annual cash retainer since he was no longer a director on the date of payment. In February 2020, we granted each non-employee director (except Dr. Yamin) an option to purchase 38,895 shares of our common stock. In April 2020, in connection with her commencement of service with us, Ms. Wilson was granted an option to purchase 38,895 shares of our common stock. All options held by directors vest as to one-third of the shares on each anniversary of the applicable date of grant, subject to the director's continued service with the Company through the applicable vesting date. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us. In January 2018, we also entered into a consulting agreement with Dr. Yamin pursuant to which he agreed to provide consulting services to us in the areas of biomedical research and development. Pursuant to the terms of the consulting agreement, Dr. Yamin, in his capacity as a consultant, received $108,000 in the aggregate during fiscal year 2020. Dr. Yamin resigned from our board of directors in March 2020. Dr. Yamin's resignation was not due to any disagreement with us, our board of directors or our management.

        We have approved a compensation policy for our non-employee directors (Director Compensation Program) to be effective in connection with the consummation of this offering. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

  ▪
  Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.
  ▪
  The Non-Executive Chairperson will receive an additional annual cash retainer in the amount of $35,000 per year.
  ▪
  The lead non-employee director will receive an additional annual cash retained in the amount of $20,000 per year.
  ▪
  The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson's service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,500 per year for such member's service on the audit committee.
  ▪
  The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson's service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member's service on the compensation committee.

  ▪
  The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $8,000 per year for such chairperson's service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member's service on the nominating and corporate governance committee.

        Under the Director Compensation Program, each non-employee director will automatically be granted an option to purchase 29,600 shares of our common stock upon the director's initial appointment or election to our board of directors (Initial Grant) and an option to purchase 14,800 shares of our common stock automatically on the date of each annual stockholder's meeting thereafter, (Annual Grant). The Initial Grant will vest as to 1/36th of the underlying shares on a monthly basis over three years, subject to continued service through each applicable vesting date. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder's meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date. The exercise price per share of director options is equal to the fair market value of a share of our common stock on the grant date, and the director options will vest in full upon (i) a termination of service due to the director's death or Disability (as defined in the 2021 Plan) and (ii) the consummation of a Change in Control (as defined in the 2021 Plan).

        The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Michael Yamin(3)	—	—	108,000	108,000
Victor Ganzi	40,000	238,000	—	278,000
Allen Nissenson	40,000	238,000	—	278,000
Gilbert Omenn	40,000	238,000	—	278,000
Karen Wilson(4)	30,000	178,750	—	208,750

(1)
Amounts shown represents the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See note 2 of the financial statements included in this registration statement for the assumptions used in calculating this amount. As of December 31, 2020, Messrs. Ganzi, Nissenson and Omenn and Ms. Wilson each held options to purchase an aggregate of 38,895 shares of our common stock.
(2)
Amount shown represents the payments made to Dr. Yamin for his consulting services to us pursuant to the terms of his consulting agreement.
(3)
Dr. Yamin resigned as a member of the board in March 2020.
(4)
Ms. Wilson commenced services as a member of the board in April 2020, and her board fees were pro-rated for her partial service on the board.

EXECUTIVE COMPENSATION

        The following is a discussion and analysis of compensation arrangements of our named executive officers (NEOs). This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an "emerging growth company" as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

        We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

        Our NEOs for fiscal year 2020 were as follows:

  ▪
  Jay R. Venkatesan, M.D., President and Chief Executive Officer;
  ▪
  Jennifer J. Rhodes, Senior Vice President, General Counsel and Chief Compliance Officer; and
  ▪
  Gregory Curhan, interim Chief Financial Officer.

        Ms. Rhodes commenced service as our Senior Vice President, General Counsel and Chief Compliance Officer in January 2020.

        Mr. Curhan commenced services as our interim Chief Financial Officer in June 2020, whereby we contracted with FLG Partners, LLC ("FLG") for his services.

2020 Summary Compensation Table

        The following table sets forth total compensation paid to our named executive officers for the fiscal year ending on December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Jay R. Venkatesan, M.D.,	2020	390,000	—	—	163,228	—	553,228
President and Chief	2019	472,917	150,000	1,652,611	—	—	2,275,528
Executive Officer
Jennifer J. Rhodes,	2020	400,000	100,000	123,497	301,278	—	924,776
Senior Vice President,
General Counsel and
Chief Compliance Officer
Gregory Curhan,	2020	—	—	—	1,022,691	359,013	1,381,704
Interim Chief
Financial Officer(4)

(1)
For the bonus awards column, amount shown for Ms. Rhodes represents a sign-on bonus of $100,000, half of which was paid in March 2020 and the remaining portion was paid in September 2020. The bonus column includes discretionary annual bonuses paid to each of our NEOs in connection with their service in the applicable fiscal year. For fiscal year 2020, these amounts will be paid to our NEOs once achievement has been determined by the Company, which is expected to occur on or before March 2021. Please see the descriptions of the bonuses paid to our NEOs under "2020 Bonuses" below, including target amounts for the discretionary annual bonuses.
(2)
For the stock awards and option awards columns, amounts shown represents the grant date fair value of restricted stock units and options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 2 of the financial statements included in this registration statement for the assumptions used in calculating this amount. Note that the amount included for Mr. Curhan's December 2020 stock option award has been estimated based on our recent calculations, but has not yet been audited for confirmation.

(3)
For the all other compensation column, amounts shown for Mr. Curhan represent the consulting fees paid by the Company to Mr. Curhan in consideration for his services as our interim Chief Financial Officer.
(4)
Mr. Curhan commenced service as our interim Chief Financial Officer in June 2020.

Narrative to Summary Compensation Table

2020 Salaries

        Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. For fiscal year 2020, Dr. Venkatesan's base salary increased from $300,000 to $570,000, effective as of September 2020, and Ms. Rhodes base salary was $400,000. For fiscal year 2020, Mr. Curhan received $450 per hour of work under FLG's consulting agreement with the Company. Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2020 Bonuses

        In connection with her commencement of services with us in January 2020, we paid to Ms. Rhodes a sign-on bonus in the aggregate amount of $100,000, 50% of which was paid to her in March 2020 and the remaining 50% of which was paid to her in September 2020. We also intend to pay to each of our NEO's a discretionary cash bonus in connection with their contributions to our company in 2020 (except for Mr. Curhan since he provides services to the Company through a consulting agreement with the Company and FLG (Consulting Agreement) and is not an employee of the Company), with initial targets based on 50% and 40% of Dr. Venkatesan's and Ms. Rhodes' base salary, respectively. Once amounts of such bonuses are determined by our board of directors in or before March 2021, the actual amount of the 2020 discretionary bonuses paid to Dr. Venkatesan and Ms. Rhodes for their 2020 performance will be set forth above in the Summary Compensation Table in the column titled "Bonus".

Equity-Based Compensation

        In fiscal year 2020, we made equity award grants to each of our NEOs. In February 2020, in connection with her commencement of employment with the Company, we granted Ms. Rhodes an option to purchase 116,687 shares of our common stock and 38,895 restricted stock units. Ms. Rhodes' option and restricted stock units vests as to 25% of the shares on January 13, 2021 and vests as to the remaining 75% of the shares in 24 equal monthly installments thereafter, subject to Ms. Rhodes continued service to the Company through such vesting date. In June 2020, we granted each of Dr. Venkatesan and Ms. Rhodes an option to purchase 124,466 and 58,343 shares of our common stock, respectively. Each of Dr. Venkatesan's and Ms. Rhodes' options vest as to 1/48th of the shares subject to the option on each monthly anniversary of June 18, 2020, subject to the applicable NEO's the Company through such vesting date. In August 2020, in connection with the commencement of Mr. Curhan's services with the Company, we granted Mr. Curhan an option to purchase 56,009 shares of our common stock. Mr. Curhan's option vests as to 25% of the shares on the vesting commencement date and thereafter as to 1/9th of the remaining shares on each monthly anniversary of August 31, 2020, subject to Mr. Curhan continued service to the Company through such vesting date. In addition, the stock option will be exercisable for one year after termination of the applicable Consulting Agreement. Finally, in December 2020, we granted Mr. Curhan an option to purchase 168,028 shares of our common stock. Mr. Curhan's option vests as to 4,667 shares on each monthly anniversary of June 1, 2021, subject to Mr. Curhan continued service to the Company through such vesting date. The stock option shall cease vesting on the earlier of (i) the termination of the consulting agreement between FLG and the Company and (ii) the first month after the

Company employs a full-time Chief Financial Officer. In addition, the stock option will be exercisable for 90 days after termination of the applicable consulting agreement between FLG and the Company for Mr. Curhan's services.

        We intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled "Equity Incentive Plans" below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

        We currently maintain a simple IRA plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the simple IRA plan on the same terms as other full-time employees. We match 100% of the first 3% of a participant's annual eligible contributions to their simple IRA plan. We believe that providing a vehicle for tax-deferred retirement savings though our simple IRA plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. None of our NEOs participated in our simple IRA plan in 2019.

        All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

        We determine perquisites on a case-by-case basis and will provide a perquisite to an NEO when we believe it is necessary to attract or retain the NEO. In 2020, we did not provide any perquisites or personal benefits to our NEOs not otherwise made available to our other employees.

Outstanding Equity Awards at 2020 Fiscal Year End

        The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

			Option Awards				Stock Awards
Name	Vesting Commencement Date(1)		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares that Have Not Vested (#)	Market Value of Shares or Units of Shares that Have Not Vested ($)(2)
Jay R. Venkatesan, M.D.	5/1/2018	(3)	934,400	—	5.89	5/1/2028	—	—
	6/24/2019	(4)	—	—	—	—	278,265	3,149,619
	6/18/2020	(5)	15,558	108,907	7.78	6/17/2030	—	—
Jennifer J. Rhodes	1/13/2020		—	116,687	9.52	12/19/2028	—	—
	1/13/2020		—	—	—	—	38,895	440,250
	6/18/2020	(5)	7,292	51,051	7.78	6/17/2030	—	—
Gregory Curhan	8/31/2020	(6)	32,671	23,338	7.78	8/30/2030	—	—
	6/1/2021	(7)	—	168,029	9.36	6/1/2024	—	—

(1)
Except as otherwise noted, options and stock awards vest as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the third year anniversary of the vesting commencement date, subject to the holder's continued service to the Company through such vesting date.
(2)
The market value of shares that have not vested is calculated based on the fair market value of our common stock as of December 31, 2020 which our board of directors determined to be $11.32.
(3)
The stock option vests as to 25% of the shares on the vesting commencement date and thereafter 10% of the shares vest on each quarterly anniversary, subject to Dr. Venkatesan's continued service to the Company through such vesting date; provided that an additional 25% of the shares can vest if certain financing goals were achieved.
(4)
The restricted stock units vest upon the occurrence of two vesting conditions, which must be achieved within seven years from the date of grant, a service vesting condition (the Service-Based Requirement) and a liquidity event requirement (the Liquidity Event Requirement). The Liquidity Event Requirement will be satisfied as to any then-outstanding RSUs that have not terminated earlier on the first to occur of (i) a change in control of the Company or (ii) the six month anniversary of or, if earlier, March 15 of the year following an initial public offering of the Company. The Service-Based Requirement will be satisfied, subject to the holder's continued service through the date of grant, as follows: as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter.
(5)
The equity award shall vest as to 1/48th of the shares subject to the award on each monthly anniversary of the vesting commencement date, subject to the holder's continued service to the Company through each vesting date.
(6)
The stock option vests as to 25% of the shares on the vesting commencement date and thereafter as to 1/9th of the remaining shares on each monthly anniversary of the vesting commencement date, subject to the holder's continued service to the Company through each vesting date. The stock option shall be exercisable for one year after termination.
(7)
The stock option shall vest as to 4,667 shares on each monthly anniversary of the vesting commencement date, subject to the holder's continued service to the Company through each vesting date. The stock option shall cease vesting on the earlier of (i) the termination of the consulting agreement between FLG and the Company and (ii) the first month after the Company employs a full-time chief financial officer. In addition, the stock option will be exercisable for 90 days after termination of the applicable consulting agreement between FLG and the Company for Mr. Curhan's services.

Narrative to 2019 Summary Compensation Table and Outstanding Equity Awards at 2019 Fiscal Year End

Executive Compensation Arrangements

Service Agreements

Jay R. Venkatesan, M.D.

        In March 2019, we entered into an amended and restated employment agreement with Dr. Venkatesan, which sets forth his base salary going forward, an additional stock grant of 45,419 shares of our common stock as compensation for service previously rendered and eligibility to participate in our benefit plans. Dr. Venkatesan was also eligible to receive an additional equity award that was granted by us in June 2019, which will vest on the same terms as other senior management of the Company under the vesting schedule described above in the section entitled "Equity-Based Compensation", provided that the equity shall vest in full upon a change of control of the Company or his termination by the Company without cause.

Jennifer J. Rhodes

        In November 2019, we entered into an offer letter agreement with Ms. Rhodes (as amended in February 2020), which sets forth the terms and conditions of her employment as our Senior Vice President, General Counsel effective as of January 2020. In addition to her base salary and an annual target bonus, Ms. Rhodes is also eligible to receive an option grant and a restricted stock unit grant, each of which was granted by the Company in February 2020. The offer letter also provides for a sign-on bonus of $100,000 payable with respect to 50% of such amount in March 2020 and the remaining 50% in September 2020. Ms. Rhodes is entitled to participate in all applicable health and welfare benefit programs for which other executive employees of the Company are generally eligible. Pursuant to the terms of such agreement and the accompanying confidential information, non-disclosure and assignment of inventions agreement, Ms. Rhodes is subject to indefinite confidentiality restrictions, standard intellectual property provisions and non-solicitation restrictions effective during and 12 months post-employment.

Gregory Curhan

        In June 2020, we entered into a consulting agreement (which was subsequently amended for the last time in December 2020) setting forth the terms and conditions for Mr. Curhan's service to the Company as its interim Chief Financial Officer. Pursuant to the consulting agreement, Mr. Curhan will provide part-time consulting services to the Company as our Chief Financial Officer. Mr. Curhan will receive $450 per hour for his services.

Severance Plan

        In connection with this offering, we intend to approve a new severance and change in control plan that will cover all of our NEOs (except for Mr. Curhan since he provides services to the Company through the Consulting Agreement and is not an employee of the Company) that supersedes and replaces the severance benefits they would otherwise be entitled to receive.

        Under our severance plan that encompasses each of our NEOs (except Mr. Curhan), if such NEO's employment with us is terminated without "cause" or such NEO resigns for "good reason" (as each is defined in the severance plan), the applicable NEO will be entitled to receive: (i) nine months of continued base salary (or 12 months for Dr. Venkatesan) and (ii) payment or reimbursement of the cost of continued healthcare coverage for nine months (or 12 months for Dr. Venkatesan). In lieu of the foregoing benefits, if each NEO's employment with us is terminated without "cause" or such NEO resigns for "good reason" during the 12-month period following a Change in Control (as defined in the 2021 Plan), the applicable NEO will be entitled to receive: (i) 12 months of continued base salary (or 18 months for Dr. Venkatesan), (ii) payment or reimbursement of the cost of continued healthcare coverage for 12 months (or 18 months for Dr. Venkatesan), (iii) an amount equal to 12 months of such NEO's annual bonus for the year of termination assuming 100% of target performance (or 18 months for Dr. Venkatesan) and (iv) full accelerated vesting of any of unvested equity awards (except for any performance awards). The foregoing severance benefits are subject to the applicable NEO's delivery of an executed release of claims against us and continued compliance with the NEO's confidentiality obligations under the severance plan.

Stock Option Grants to Executive Officers

        Our board of directors has approved the grant of stock options to our officers to purchase up to an aggregate of 388,956 shares of our common stock. Such options became effective on the day prior to the first public trading date of our common stock and were issued under our 2021 Plan. Upon consummation of this offering, Dr. Goldberg, Dr. Neylan, Ms. Rhodes and Dr. Venkatesan will receive stock options to purchase 70,012, 70,012, 70,012 and 178,920 shares, respectively. When granted, the exercise price of the stock options will be the initial public offering price. Such stock options vest monthly in equal proportions over a period of four years beginning on the date of grant. The stock options terminate on the earliest to occur of the following: (i) three months after termination of service with the Company for any reason other than death, disability or a termination for cause; (ii) one year after termination of service due to death or disability; and (iii) the ten year anniversary of the date of grant.

Equity Compensation Plans

        The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our 2015 Equity Incentive Plan (the 2015 Plan), under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2021 Incentive Award Plan

        We have adopted the 2021 Plan, which became effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

        Share Reserve.    Under the 2021 Plan, 4,280,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (SARs) restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by an annual increase on the first day of each fiscal year beginning in 2021 and ending in 2031, equal to the lesser of (A) 5.0% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 60,000,000 shares of stock may be issued upon the exercise of incentive stock options.

        The following counting provisions will be in effect for the share reserve under the 2021 Plan:

  ▪
  to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;
  ▪
  to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan;
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  to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

  ▪
  to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;
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  the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2021 Plan; and
  ▪
  to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

        Administration.    The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

        Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

        Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (ISOs).

        Awards.    The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  ▪
  Nonstatutory Stock Options will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.
  ▪
  Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

  ▪
  Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
  ▪
  Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
  ▪
  Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
  ▪
  Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
  ▪
  Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

        Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

        Change in Control.    In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

        Adjustments of Awards.    In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

        Amendment and Termination.    The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

        No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan's aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2015 Equity Incentive Plan

2015 Plan

        We currently maintain the 2015 Plan, which became effective on January 28, 2015, and was last amended and restated on August 30, 2019. We have previously granted stock options, stock awards and restricted stock units to our NEOs and some members of our board of directors under the 2015 Plan, as described in more detail above. The principal purpose of the 2015 Plan is to enhance our ability to attract, retain and motivate its service providers by providing such individuals with equity ownership opportunities and aligning their interests with those of our stockholders.

        Share Reserve.    The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the 2015 Plan is 4,774,179. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2015 Plan will be increased by an annual increase on the first day of each fiscal year beginning in 2021 and ending in 2025, equal to the lesser of (A) 5% of the shares of stock outstanding on the first day of the applicable fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that in no event may the aggregate number of shares under the 2015 Plan, combined with any other equity plan, cannot exceed 20% of the outstanding shares on a fully diluted basis of the Company on the first day of the applicable fiscal year.

        Administration.    Our board is authorized to administer the 2015 Plan, but consistent with its authority under the 2015 Plan, the board has delegated some of its administrative authority to the compensation committee of our board. Subject to the terms and conditions of the 2015 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2015 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2015 Plan.

        Eligibility.    Options, restricted stock, restricted stock units and other stock-based awards under the 2015 Plan may be granted to officers, employees, directors and consultants of the Company and its affiliates. Only employees of the Company or certain of its affiliates who are deemed to be residents of the United States for tax purposes may be granted incentive stock options.

        Awards.    The 2015 Plan provides for the grant of stock options (including incentive stock options (or ISOs) and non-qualified stock options (or NSOs)), restricted stock, restricted stock units (or RSUs), other stock-based awards or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals in the future pursuant to the 2015 Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

  ▪
  Non-Qualified Stock Options.    NSOs will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's satisfaction of corporate performance targets and the attainment of stated goals or events, as established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.
  ▪
  Incentive Stock Options.    ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2015 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
  ▪
  Restricted Stock.    Restricted stock is an award of shares of our common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.
  ▪
  Restricted Stock Units.    RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying

    RSUs will generally not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

  ▪
  Other Stock-Based Awards.    Other stock-based awards are awards denominated in shares of our common stock and other awards that are valued by reference to, or are based on, shares of our common stock or other property. Other stock-based awards may be paid in shares, cash or other property, as determined by the plan administrator. The plan administrator will determine the terms and conditions of other stock-based awards, including any purchase price, transfer, vesting and/or other conditions.

        Adjustments of Awards.    In the event of any merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation (other than a spinoff) or similar event affecting the Company or any of its affiliates (each a corporate transaction), the administrator may in its discretion make substitutions or adjustments as it deems appropriate and equitable to: (i) the aggregate number and type of shares subject to the 2015 Plan; (ii) the various limitations set forth in the 2015 Plan; (iii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding stock rights; and (iv) the exercise price per share of any outstanding options or stock appreciation rights. In the event of any stock dividend, stock split, reverse stock split, separation, spin-off, reorganization, extraordinary dividend of cash or other property, share combination or recapitalization or similar event affecting the capital structure of the Company, the administrator will make substitutions or adjustments as it deems appropriate and equitable to: (i) the aggregate number and type of shares subject to the 2015 Plan; (ii) the various limitations set forth in the 2015 Plan; (iii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding stock rights; and (iv) the exercise price per share of any outstanding options or stock appreciation rights.

        In the case of a corporate transaction, the adjustments contemplated as described in the first sentence above may include, without limitation, (i) the cancellation of stock rights in exchange for payments having an aggregate value equal to the value of such stock rights, as determined by the plan administrator, (ii) the substitution of other property for the shares subject to outstanding stock rights, and (iii) in connection with any disaffiliation, arranging for the assumption of stock rights, or replacement of rights with new stock rights. The plan administrator may also adjust performance goals applicable to any stock rights.

        Transferability and Restrictions.    With limited exceptions for the laws of descent and distribution, awards under the 2015 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator and set forth in the applicable agreement, and are exercisable only by the participant.

        Amendment and Termination.    The plan administrator may terminate, amend or modify the 2015 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law In addition, no amendment of the 2015 Plan may, without the consent of the holder, materially and adversely affect any award previously granted. No award may be granted pursuant to the 2015 Plan after the June 26, 2029 (or earlier, as approved by our stockholders)

2021 Employee Stock Purchase Plan

        We have adopted the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which became effective on the day prior to the first public trading date of our common stock. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

        Administration.    Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

        Share Reserve.    The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (i) 390,000 shares of common stock and (ii) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (a) 1.0% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (b) such number of shares of common stock as determined by our board of directors; provided, however, no more than 8,000,000 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

        Eligibility.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

        Participation.    Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $50,000. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 15,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

        Offering.    Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

        The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

        Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

        A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant's account balance in cash without interest or (ii) exercise the participant's option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

        A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant's lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

        Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale.    In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

        Amendment and Termination.    Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2017 to which we have been a party, in which the amount involved exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under "Executive Compensation." We also describe below certain other transactions with our directors, executive officers and stockholders.

        All of the transactions set forth below were approved by a majority of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by our audit committee, once it is constituted, and a majority of the members of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Convertible Note Financings

        In the years ended December 31, 2017 and 2018, we issued convertible promissory notes (the Initial Convertible Notes) to certain investors in aggregate principal amount of $0.5 million and $3.1 million, respectively. The Initial Convertible Notes accrued interest at a rate of 6% per annum, and, in July 2018, were converted into units comprised of seven shares of our common stock and a warrant to purchase one share of common stock at a conversion price of $31.54 per unit.

        The table below sets forth the number of shares of our common stock issued upon conversion of the Initial Convertible Notes sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Our Common Stock Issued Upon Conversion	Aggregate Purchase Price ($)
Ayer Special Situations Fund I, LP.(1)	64,845	400,000
Alpine Bioventures, GP, LLC(2)	31,972	200,000
Jay R. Venkatesan, M.D.(3)	365,007	2,120,000
Victor F. Ganzi(4)	371,953	2,200,000

(1)
Dr. Venkatesan, our chief executive officer and a member of our board of directors, is the founder and managing director of Ayer Special Situations Fund I, LP.
(2)
Dr. Venkatesan, our chief executive officer and a member of our board of directors, is a Managing Partner of Alpine Bioventures, GP, LLC.
(3)
Includes $1,547,236 of Initial Convertible Notes purchased by Dr. Venkatesan from HTAED LLC, an unrelated third party, that converted into 245,287 shares of common stock.
(4)
Mr. Ganzi is a member of our board of directors.

        In December 2019 and during the first nine months of 2020, we issued additional convertible promissory notes (the Additional Convertible Notes) to certain investors in aggregate principal amount of $5.3 million and $31.2 million, respectively. The Additional Convertible Notes accrue interest at a rate of 12% per annum, and will convert into shares of our common stock upon the consummation of this offering or otherwise pursuant to the terms of the Additional Convertible Notes.

        The table below sets forth the number of shares of issuable upon conversion of the Additional Convertible Notes sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Our Common Stock Issuable Upon Conversion(1)	Aggregate Purchase Price ($)
Gilbert S. Omenn, M.D., Ph.D.(2)	61,657	650,000
Jay R. Venkatesan, M.D.(3)(4)	165,356	1,700,000
Victor F. Ganzi(3)(5)	68,863	700,000
Karen Wilson(6)	18,718	200,000

(1)
The terms of the Additional Convertible Notes provide that the notes and accrued dividends will convert at a price that is equal to a 20% discount to the price of the common stock offered in the Company's IPO. The number of shares reflected are based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021.
(2)
Dr. Omenn is a member of our board of directors. Amount shown includes Additional Convertible Notes held by the Gilbert S. Omenn Revocable Trust, an estate planning instrument for which Mr. Omenn is trustee.
(3)
Consists of Additional Convertible Notes described under "—Loans from Directors" that were converted into Additional Convertible Notes in February 2020. In August 2020, these Additional Convertible Notes were exchanged for Series C convertible preferred stock.
(4)
Dr. Venkatesan is our chief executive officer and a member of our board of directors.
(5)
Mr. Ganzi is a member of our board of directors.
(6)
Ms. Wilson is a member of our board of directors.

Loans from Directors

        In October 2019, we borrowed $500,000 from each of Dr. Venkatesan, our chief executive officer and director, and Mr. Ganzi, our director, pursuant to promissory notes that accrued interest at a rate of 12% interest per annum. The terms of the promissory notes provided that the aggregate principal amounts and any accrued but unpaid interest were due and payable upon a subsequent financing of the Company, or that they would otherwise be converted into or exchanged for the securities offered in any such subsequent financing. In February 2020, both promissory notes were exchanged for Additional Convertible Notes in aggregate principal amount equal to the aggregate principal amount of the respective notes plus all accrued but unpaid interest thereon.

Series B Preferred Stock Financing

        In 2017, we issued 6,929 shares of Series B Preferred Stock at $784.83 per share for net proceeds of approximately $5.4 million. In July 2018, all shares of outstanding Series B Preferred Stock were converted into an aggregate of 846,189 shares of our common stock at a conversion ratio of 122.10 shares of our common stock for each share of Series B Preferred Stock.

        The table below sets forth the number of shares of common stock issued upon conversion of our Series B convertible preferred stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Our Common Stock Issued Upon Conversion	Aggregate Purchase Price ($)
Victor F. Ganzi	77,791	500,000

Transactions with Ohr Cosmetics, LLC

        In a series of investments in November 2013 and July 2017, we invested a total of $150,000 to acquire a membership interest in Ohr Cosmetics, LLC (Ohr), an affiliated company. We own, and the family of our Executive Chairman and Chief Scientific Officer, Dr. Goldberg, own approximately 2.4% and 81.3%, respectively, of the membership interests in Ohr. Dr. Goldberg's son, Elisha Goldberg, is the manager of Ohr.

        In November 2013, we granted Ohr an exclusive worldwide license, with the right to sublicense, under our patent rights covering one of our CYP26 inhibitors, ANG-3522, for the use in treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under our patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay us a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9.0 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. We believe the Ohr License was made on terms no less favorable to us than those that we could obtain from unaffiliated third parties. No revenue from this license agreement was recognized during 2018 or 2019 or during the nine months ended September 30, 2020.

Transactions with NovaPark LLC

        We rent office and laboratory space in Uniondale, New York from NovaPark LLC (NovaPark), an affiliated company, under a lease that expires on June 20, 2026. The space that we rent is part of a 110,000-square-foot general laboratory and development facility (the NovaPark Facility) for biological and chemistry research owned by NovaPark. For the year ended December 31, 2018, we recorded rent expense for fixed lease payments of $1.6 million, including $0.5 million to adjust rent to the market rate for 2011 through 2017, and variable expenses related to the lease of $0.6 million. We recorded rent expense for fixed lease payments of $1.6 million and $1.0 million and variable expenses related to the lease of $0.6 million and $0.4 million for the year ended December 31, 2018 and 2019. We recorded rent expense for fixed lease payments of $0.8 million and variable expenses related to the lease of $0.4 million for the nine months ended September 30, 2020. Variable expenses include management fees of $0.1 million for each of the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020.

        We, Dr. Goldberg and Rina Kurz, Dr. Goldberg's spouse, own 10%, 45% and 45%, respectively, of the membership interests in NovaPark LLC.

        The NovaPark Facility has been financed by a mortgage pursuant to which NovaPark's payment obligations are guaranteed by Dr. Goldberg, including a limited personal guarantee up to an amount of $2.1 million. In 2016, in connection with the refinancing of the mortgage, we entered into an indemnification agreement with Dr. Goldberg, pursuant to which we agreed to indemnify Dr. Goldberg from any loss arising out of any claim or action asserted by the mortgage lender against Dr. Goldberg related to Dr. Goldberg's personal limited guarantee of the mortgage. In February 2020, we and Dr. Goldberg terminated the indemnification agreement. The balance on the mortgage debt as of December 31, 2018, 2019 and September 30, 2020 was approximately $5.3 million, $5.1 million and $9.0 million, respectively. The increase as of September 30, 2020 was due to increases costs for landlord improvements for a new tenant.

Consultant Fees and Employment of Immediate Family

        We have paid consulting fees under an agreement with Rina Kurz, Dr. Goldberg's spouse, for management and administrative services relating to our U.S. government grants and contracts. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, consultant fees paid to Ms. Kurz were approximately $0.1 million. We believe the consulting arrangement with Ms. Kurz was made on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

        We have paid consulting fees under an agreement with Elisha Goldberg, Dr. Goldberg's son, for business development services. For the years ended December 31, 2018, consultant fees paid to Elisha Goldberg were approximately $0.1 million. In May 2018, we hired Elisha Goldberg as Vice President and Director of Strategy. For the year ended December 31, 2019, Elisha Goldberg was paid $0.3 million in salary and an award of options representing 2.0% of the Company's fully diluted capitalization. For the nine months ended September 30, 2020, Elisha Goldberg was paid $0.2 million in salary and an award of options representing 0.04% of the Company's fully diluted capitalization.

Loan Repayment

        In January 2009 and January 2012, Dr. Goldberg, our Executive Chairman, borrowed $0.3 million and $1.3 million in aggregate principal amount from the Company, respectively. The terms of the loans provided for a 1.17% interest rate and a maturity date of December 31, 2019. On October 31, 2017, after having repaid a portion of the principal, Dr. Goldberg delivered 258,797 shares of common stock valued at $5.89 per share, or $1.5 million, to the Company to satisfy the remaining balance of the loan.

Transactions with Dr. Michael Yamin

        Dr. Michael Yamin, a former member of our board of directors, is a Scientific Advisor for Pearl Cohen Zedek Latzer Baratz LLP (Pearl Cohen). In the years ended December 31, 2018 and 2019, we paid Pearl Cohen approximately $0.2 million and $0.1 million, respectively, in legal fees. For the nine months ended September 30, 2020, we paid Pearl Cohen approximately $0.2 million in legal fees.

        In January 2018, we also entered into a consulting agreement with Dr. Yamin pursuant to which he agreed to provide consulting services to us in the areas of biomedical research and development. Pursuant to the terms of the consulting agreement, Dr. Yamin, in his capacity as a consultant, received approximately $0.1 million during the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020. Dr. Yamin resigned from our board of directors in March 2020. Dr. Yamin's resignation was not due to any disagreement with us, our board of directors or our management.

Director and Executive Officer Compensation

        Please see "Executive Compensation" for information regarding compensation of directors and executive officers.

Employment Agreements

        Please see "Executive Compensation—Narrative to Summary Compensation Table—Employment Arrangements with Our Named Executive Officers" for information regarding employment agreements with our named executive officers.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        Prior to the consummation of this offering, we expect to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer in any capacity with respect to any employee benefit plan or as a director, partner, trustee or agent of another entity at our request. We believe that these provisions in our restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

        Prior to the consummation of this offering, we expect to obtain an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see "Management—Limitation of Liability and Indemnification Matters."

Stock Option Grants to Executive Officers and Directors

        We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled "Management—Director Compensation" and "Executive Compensation."

Policies and Procedures for Related Party Transactions

        Prior to the closing of this offering, our board of directors will adopt a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related party were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction, management's recommendation with respect to the proposed related party transaction, and the extent of the related party's interest in the transaction.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 1, 2021 by:

  ▪
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of our common stock;
  ▪
  each of our directors;
  ▪
  each of our named executive officers; and
  ▪
  all directors and executive officers as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after January 1, 2021 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock held by that person.

        The percentage of shares beneficially owned is computed on the basis of 22,170,926 shares of our common stock outstanding as of January 1, 2021, which reflects the assumed (i) issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of outstanding warrants in January 2021; (ii) conversion of all shares of our outstanding convertible preferred stock plus accrued dividends and convertible promissory notes plus accrued interest into an aggregate of 5,870,829 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021), and (iii) net exercise of warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share). Shares of our common stock that a person has the right to acquire within 60 days after January 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

        Unless otherwise indicated below, the address for each beneficial owner listed is c/o Angion Biomedica Corp., 51 Charles Lindbergh Boulevard, Uniondale, New York 11553.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner*	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
EISA-ABC LLC(1)	3,654,637	16.5%	3,654,637	12.7%
Itzhak D. Goldberg(2)	2,308,666	10.4%	2,308,666	8.0%
Jay R. Venkatesan(3)	2,341,264	10.0%	2,341,264	7.8%
Victor F. Ganzi(4)	1,084,550	4.9%	1,084,550	3.8%
Named Executive Officers and Directors:
Itzhak D. Goldberg(5)	2,308,666	10.4%	2,308,666	8.0%
Jay R. Venkatesan(6)	2,341,264	10.0%	2,341,264	7.8%
Jennifer J. Rhodes(7)	53,479	*	53,479	*
Victor F. Ganzi(8)	1,084,550	4.9%	1,084,550	3.8%
Gilbert S. Omenn(9)	93,290	*	93,290	*
Allen R. Nissenson(10)	12,964	*	12,964	*
Karen J. Wilson(11)	18,718	*	18,718	*
Greg Curhan(12)	42,006	*	42,006	*
All directors and executive officers as a group (9 persons)(13)	6,089,611	25.6%	6,089,611	20.1%

*
Represents beneficial ownership of less than 1% of the shares of our common stock.
(1)
Consists of 3,654,637 shares of our common stock. Elisha Y. Goldberg, Irit Sandler, Shlomit Stein and Avital Pines share voting power and dispositive power over the shares held by EISA-ABC LLC.
(2)
Consists of (i) 1,827,566 shares of our common stock held directly by Dr. Goldberg, (ii) 233,374 share of our common stock held by Itzhak D. Goldberg's Grandchildren's Trust #1 and 116,687 shares of our common stock held by the Itzhak D. Goldberg's Grandchildren's Trust #2, both in which Dr. Goldberg disclaims any pecuniary interest and (iii) 131,039 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(3)
Consists of (i) 1,193,226 shares of our common stock, including shares of common stock issuable upon conversion of convertible preferred stock and convertible promissory notes and net exercise of common stock warrants and (ii) 1,148,038 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(4)
Consists of (i) 916,005 shares of our common stock held directly by Mr. Ganzi, including shares of common stock issuable upon conversion and/or net exercise of convertible promissory notes and common stock warrants, (ii) 155,581 shares of our common stock held by the Victor F. Ganzi 2012 GST Family Trust and (iii) 12,964 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(5)
Consists of the shares described in footnote 2 above.
(6)
Consists of the shares described in footnote 3 above.
(7)
Consists of 53,479 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(8)
Consists of the shares described in footnote 4 above.
(9)
Consists of (i) 80,326 shares of our common stock held by the GIlbert S. Omenn Revocable Trust including shares of common stock issuable upon conversion and/or net exercise of convertible promissory notes and common stock warrants and (ii) 12,964 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(10)
Consists of 12,964 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.
(11)
Consists of 18,718 shares of our common stock issuable upon conversion of convertible promissory notes.
(12)
Consists of 42,006 shares of common stock that may be acquired purusant to the exercise of stock options within 60 days of January 1, 2021.
(13)
Consists of (i) the shares described in footnotes 5 through 12 above, (ii) 38,895 shares of our common stock and (iii) 95,779 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days of January 1, 2021.

DESCRIPTION OF CAPITAL STOCK

        The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the amended and restated registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors' rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

        Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of our common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. As of January 1, 2021, there were outstanding:

  ▪
  15,209,127 shares of our common stock, on an as-converted basis, held by approximately 368 stockholders of record;
  ▪
  3,337,481 shares of our common stock issuable upon exercise of outstanding stock options; and
  ▪
  1,225,294 shares of our common stock issuable upon the exercise of outstanding warrants with weighted average exercise price of $7.70 per share.

        In connection with this offering, we effected a forward stock split of our outstanding capital at a ratio of 1-to-1.55583.

Common Stock

Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66 2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

        All of our outstanding shares of our common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

        Immediately prior to the consummation of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. From and after the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Convertible Promissory Notes

        In October and December 2019 and during the nine months ended September 30, 2020, we issued the Additional Convertible Notes to certain investors in aggregate principal amount of $5.3 million and $31.2 million, respectively. The Additional Convertible Notes accrue interest at a rate of 12% per annum, and will convert into shares of our common stock upon the consummation of this offering at the lesser of a 20% discount to the share price and a cap price of $11.57 per share, and mature one year from the date of issuance or exchange. In addition, in December 2020, we issued Vifor Pharma a convertible promissory note in aggregate principal amount of $5.0 million, with interest accruing at 2%, on substantially similar terms, but with a maturity date of three years and a conversion price of $11.57 per share (the Vifor Convertible Note). In January 2021, we issued 33,798 shares of our common stock upon the conversion of certain of the outstanding Additional Convertible Notes. The remaining Additional Convertible Notes and the Vifor Convertible Note will convert into shares of our common stock immediately prior to the consummation of this offering or otherwise pursuant to the terms of the Additional Convertible Notes or Vifor Convertible Note, as applicable. With an initial public offering price of $16.00 per share, the Additional Convertible Notes and Vifor Convertible Note will convert into 3,636,189 shares of our common stock upon the consummation of this offering.

Warrants

        As of September 30, 2020, we had outstanding warrants to purchase an aggregate of up to 2,836,364 shares of our common stock with a weighted average exercise price of $7.03 per share and a weighted-average remaining contractual life of 5.64 years. Unless earlier exercised, these warrants will expire at the end of their contractual life. In January 2021, we issued 200,018 shares of our common stock upon the exercise of certain of the outstanding warrants. Certain of the remaining warrants will be net exercised into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share).

Registration Rights

        Under our registration rights agreement dated March 31, 2020, based on the number of shares outstanding as of September 30, 2020, following the consummation of this offering, the holders of approximately 20.7 million shares of our common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately 20.7 million shares of our common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Form S-3 Registration Rights

        Based on the number of shares outstanding as of September 30, 2020, after the consummation of this offering, the holders of approximately 20.7 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain Form S-3 registration rights. The holders of at least 15% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million (before deductions of underwriters' commissions and expenses). These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any given twelve-month period.

Expenses of Registration

        We will pay the registration expenses of the holders of the shares registered pursuant to the demand and Form S-3 registration rights described above.

Expiration of Registration Rights

        The demand and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period (and without the requirement for the Company to be in compliance with the current public information required under Section c(1) of Rule 144 of the Securities Act).

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

        Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

        Our amended and restated bylaws will provide that a special meeting of stockholders may be called at any time by our board of directors or the chairperson of the Board of Directors or our President or Chief Executive Officer, but such special meetings may not be called by the stockholders or any other person or persons.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation and our amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

        Effective upon the consummation of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation will provide for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66 2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see "Management—Board Composition." Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

        If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

        This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

        The amendment of any of the above provisions in our amended and restated certificate of incorporation, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66 2/3% of the voting power of the then outstanding voting stock.

        The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

        For a discussion of liability and indemnification, see "Management—Limitation on Liability and Indemnification Matters."

Listing

        Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol "ANGN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Philadelphia Stock Transfer, Inc. The transfer agent and registrar's address is 2320 Haverford Rd., Ste 230 Ardmore, PA 19003.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

        Based on the number of shares of our common stock outstanding as of September 30, 2020 and an initial public offering price of $16.00 per share, upon the consummation of this offering and the concurrent private placement and assuming (i) the issuance of $5.0 million in aggregate principal amount of convertible promissory notes following September 30, 2020 (the New Notes); (ii) the issuance of 233,816 shares of our common stock upon the conversion of outstanding convertible promissory notes plus accrued interest and upon the exercise of outstanding warrants in January 2021; (iii) the conversion of all shares of our outstanding convertible preferred stock plus accrued dividends and convertible promissory notes plus accrued interest (including the New Notes) into an aggregate of 5,870,829 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share and assuming the conversion occurs on February 9, 2021), (iv) the net exercise of warrants into an aggregate of 844,335 shares of common stock immediately prior to the consummation of this offering (based on an initial public offering price of $16.00 per share), (v) no exercise of the underwriters' option to purchase additional shares of our common stock, (vi) the forward stock split effected on February 1, 2021, and (vii) no exercise or vesting of any of our outstanding options, warrants or other rights, we will have outstanding an aggregate of approximately 28,733,426 shares of our common stock. Of these shares, all of the shares of our common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of our common stock held by existing stockholders immediately prior to the consummation of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

        As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of September 30, 2020 and assumptions described above, the shares of our common stock

(excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
26,855,332 shares	181 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

        In connection with this offering, we, our directors, our executive officers and substantially all of our other securityholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated.

        Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

        Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

  ▪
  1% of the number of common shares then outstanding, which will equal approximately 287,206 shares of our common stock immediately after this offering and the concurrent private placement (calculated as of September 30, 2020 on the basis of the assumptions (1)-(3) described above); or

  ▪
  the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our "affiliates," as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements (subject to the terms of the lock-up agreement referred to above).

Registration Rights

        Based on the number of shares outstanding as of September 30, 2020, after the consummation of this offering, the holders of approximately 20.7 million shares of our common stock, or their transferees, will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights." If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of our common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2015 Equity Incentive Plan, our 2021 Incentive Award Plan and our 2021 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (IRS) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  ▪
  U.S. expatriates and former citizens or long-term residents of the United States;
  ▪
  persons who acquire our common stock through the exercise of an option or otherwise as compensation;
  ▪
  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
  ▪
  banks, insurance companies and other financial institutions;
  ▪
  brokers, dealers or traders in securities;
  ▪
  "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;
  ▪
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
  ▪
  tax-exempt organizations or governmental organizations;
  ▪
  persons deemed to sell our common stock under the constructive sale provisions of the Code;
  ▪
  tax-qualified retirement plans; and
  ▪
  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  ▪
  an individual who is a citizen or resident of the United States;
  ▪
  a corporation or other entity treated as a corporation for U.S. federal tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia;
  ▪
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
  ▪
  a trust that (i) is subject to the primary supervision of a U.S. court and one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) have the authority to control substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section of this prospectus titled "Dividend Policy," we have never declared or paid cash dividends on our capital stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        Subject to the discussion below regarding backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  ▪
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
  ▪
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
  ▪
  our common stock constitutes a U.S. real property interest (USRPI), by reason of our status as a U.S. real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition of such holder's holding period.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

        We and Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as the representatives of the several underwriters named below, have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally, and not jointly, agreed to purchase from us the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC	2,250,000
Stifel, Nicolaus & Company, Incorporated	1,750,000
H.C. Wainwright & Co., LLC	500,000
Oppenheimer & Co. Inc	500,000

Total	5,000,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to 750,000 additional shares of our common stock at the public offering price, less the underwriting discount and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the total expenses of the offering and the concurrent private placement payable by us, excluding underwriting discounts and commissions, will be approximately $3,400,000. We also have agreed to reimburse the underwriters for up to $40,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

		Total
	Per Share	Without Option to Purchase Additional Shares	With Full Option to Purchase Additional Shares
Public offering price	$16.00	$80,000,000	$92,000,000
Underwriting discount	$1.12	$5,600,000	$6,440,000
Proceeds, before expenses, to us	$14.88	$74,400,000	$85,560,000

        The underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of our common stock to securities dealers at the public offering price less a concession not in excess of $0.672 per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

        Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors considered in these negotiations will included:

  ▪
  the history of, and prospects for, our company and the industry in which we compete;
  ▪
  our past and present financial information;
  ▪
  an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenue;
  ▪
  the present state of our development; and
  ▪
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol "ANGN."

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  ▪
  Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.
  ▪
  Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters have the option to purchase. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

  ▪
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
  ▪
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when specified purchase limits are exceeded.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we and our executive officers, directors and substantially all of our other stockholders, have agreed, subject to certain exceptions, not to and will not cause or direct any of its affiliates to offer, sell, assign, transfer, pledge, contract to sell, lend or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder) that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated for a period of 180 days after the date of the pricing of the offering.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (i) issue common stock or options pursuant to employee benefit plans, (ii) issue common stock upon exercise of outstanding options or warrants (iii) issue securities in connection with acquisitions or similar transactions, or (iv) file registration statements on Form S-8. The exceptions permit parties to the "lock-up" agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party's capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party's assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the "lock-up" agreement, (d) enter into transactions relating to shares of our common stock acquired in open market transactions after completion of this offering, provided that no public announcement or filing is required to be made regarding such transaction during the 180-day lock-up period, (e) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any common stock during the 180-day lock-up period and no public announcement or filing is made regarding such plan during the 180-day lock-up period, (f) make transfers to us to satisfy tax withholding obligations pursuant to our equity incentive plans disclosed in this prospectus, (g) make transfers to a trustor or beneficiary of a trust, (h) make transfers pursuant to court or regulatory agency order or by operation of law, (i) make transfers pursuant to agreements pursuant to which we have the option to repurchase securities, (j) transfers pursuant to third-party tender offer, merger, consolidation or other similar transaction, (k) make transfers pursuant to a merger or reorganization with or into a mutual fund by an investment company and (l) the conversion of the outstanding shares of our preferred stock into Common Stock in connection with the consummation of the Offering. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Cowen and Company, LLC, and Stifel, Nicolaus & Company, Incorporated, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will consider, among other factors, the holder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC, and Stifel, Nicolaus & Company, Incorporated shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

        Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. One or more entities affiliated with Vifor Pharma is expected to purchase 1,562,500 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a price per share equal to the initial public offering price in this offering for aggregate gross proceeds of $25.0 million. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will serve as placement agents for the concurrent private placement and receive a placement agent fee equal to 3% of the total purchase price of the private placement shares.

        The concurrent private placement is contingent on the closing of this offering and the satisfaction of certain other customary conditions. However, this offering is not contingent on the consummation of the concurrent private placement.

Selling Restrictions

        Canada.    The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

        United Kingdom.    No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

  (a)
  to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
  (c)
  in any other circumstances falling within Section 86 of the FSMA provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an 'offer to the public' in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression "UK Prospectus Regulation" means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

        Switzerland.    The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

        European Economic Area and the United Kingdom.    In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State of at any time:

  (i)
  to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
  (ii)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
  (iii)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

        References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of the United Kingdom domestic law by virtue of the European Union (Withdrawal) Act of 2018.

        Israel.    In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of our common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

        Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of our common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor's name, address and passport number or Israeli identification number.

        Hong Kong.    The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

        Singapore.    Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

  (i)
  to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;
  (ii)
  to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
  (iii)
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (i)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
  (ii)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
  (b)
  where no consideration is or will be given for the transfer;
  (c)
  where the transfer is by operation of law;
  (d)
  as specified in Section 276(7) of the SFA; or
  (e)
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

        Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are "prescribed capital markets products" (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

 LEGAL MATTERS

        The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP. Cooley LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Angion Biomedica Corp. as of and for the years ended December 31, 2019 and 2018 included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report included herein (which report expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern uncertainty and the adoption of ASC Topic 842 in 2019). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to our company and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We maintain a website at www.angion.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

ANGION BIOMEDICA CORP.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Angion Biomedica Corp.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Angion Biomedica Corp. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP
Seattle, WA
May 13, 2020, except for the effect of the one-for-1.55583 stock split described in Note 16, as to which the date is February 1, 2021

We have served as the Company's auditor since 2018.

ANGION BIOMEDICA CORP.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	$25,512	$5,571
Grants receivable	107	440
Prepaid expenses and other current assets	60	95

Total current assets	25,679	6,106

Long-term assets
Property and equipment, net	17	209
Right of use assets	—	4,572
Investments in related parties	932	999

Total long-term assets	949	5,780

Total assets	$26,628	$11,886

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$534	$11,239
Accrued expenses	2,980	2,661
Lease liability—short-term	—	1,033
Deferred rent—short-term	19	—
Warrant liability	3,822	5,794
Convertible promissory notes payable	—	5,848

Total current liabilities	7,355	26,575

Lease liability—long-term	—	3,897
Deferred rent—long-term	362	—

Total liabilities	7,717	30,472

Commitments and contingencies—Note 12
Stockholders' equity (deficit)
Series A convertible preferred stock, $0.01 par value per share; 19,448 authorized shares; none issued or outstanding as of December 31, 2018 and 2019, respectively	—	—
Series B convertible preferred stock, $0.01 par value per share; 73,707 authorized shares; none issued or outstanding as of December 31, 2018 and 2019, respectively	—	—
Common stock, $0.01 par value per share; 30,000,000 authorized shares; 14,689,032 and 14,758,718 shares issued as of December 31, 2018 and 2019, respectively; 14,430,235 and 14,446,554 shares outstanding as of December 31, 2018 and 2019, respectively	147	148
Treasury stock, 258,797 and 312,164 shares outstanding as of December 31, 2018 and 2019, respectively	(1,524)	(1,810)
Additional paid-in capital	60,085	63,531
Accumulated deficit	(39,797)	(80,455)

Total stockholders' equity (deficit)	18,911	(18,586)

Total liabilities and stockholders' equity (deficit)	$26,628	$11,886

The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
Revenue:
Contract revenue	$4,000	$—
Grant revenue	29	1,487

Total revenue	4,029	1,487

Operating expenses:
Cost of contract revenue	281	—
Cost of grant revenue	97	640
Research and development	12,602	29,837
General and administrative	5,391	9,601

Total operating expenses	18,371	40,078

Loss from operations	(14,342)	(38,591)

Other income (expense)
Loss on issuance of convertible notes and warrants	(2,921)	—
Change in fair value of warrant liability	(1,765)	(1,972)
Change in fair value of convertible notes	(1,070)	(583)
Expense for issuing warrants to extend maturity of convertible notes	(328)	—
Earnings in equity method investment	149	223
Interest income	252	265

Total other income (expense)	(5,683)	(2,067)

Net loss	(20,025)	(40,658)
Deemed Preferred Stock dividend for recognition of contingent beneficial conversion feature	1,820	—
Deemed dividends for conversion of Series A and Series B Preferred Stock above stated conversion rate	2,760	—
Cumulative dividends on Preferred Stock	400	—

Net loss attributable to common stockholders	$(25,005)	$(40,658)

Net loss per common share, basic and diluted	$(2.58)	$(2.82)

Weighted average common shares outstanding, basic and diluted	9,685,890	14,435,279

Pro forma net loss per common share, basic and diluted (unaudited)		$(2.65)

Weighted average common shares outstanding used in computing pro forma net loss per common share, basic and diluted (unaudited)		15,363,535

The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
					Common Stock		Treasury Stock
									Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2017	8,776	$5,024	6,921	$5,454	6,263,639	$63	(258,797)	$(1,524)	$533	$(14,792)	$(5,242)
Issuance of common stock and warrants for cash, net of fees of $3.6 million	—	—	—	—	5,006,733	50	—	—	28,542	—	28,592
Exercise of broker warrants	—	—	—	—	654,527	7	—	—	(3)	—	4
Issuance of common stock and warrants to extinguish convertible notes	—	—	—	—	1,193,943	12	—	—	12,590	—	12,602
Cumulative dividends on Preferred Stock	—	178	—	222	—	—	—	—	—	(400)	—
Deemed dividends for conversion of Series A and Series B Preferred Stock above stated conversion rate	1,713	610	6,038	2,150	—	—	—	—	—	(2,760)	—
Conversion of Series A and Series B Preferred Stock to common stock	(10,489)	(5,812)	(12,959)	(7,826)	1,531,295	15	—	—	13,623	—	—
Issuance of restricted shares of common stock	—	—	—	—	38,895	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	2,980	—	2,980
Deemed preferred stock dividend for recognition of contingent beneficial conversion feature	—	—	—	—	—	—	—	—	1,820	(1,820)	—
Net loss	—	—	—	—	—	—	—	—	—	(20,025)	(20,025)

Balance as of December 31, 2018	—	—	—	—	14,689,032	147	(258,797)	(1,524)	60,085	(39,797)	18,911
Exercise of broker warrants	—	—	—	—	24,267	1	—	—	(1)	—	—
Repurchase of common stock	—	—	—	—	—	—	(53,367)	(286)	—	—	(286)
Repurchase of broker warrants	—	—	—	—	—	—	—	—	(89)	—	(89)
Stock-based compensation	—	—	—	—	45,419	—	—	—	3,536	—	3,536
Net loss	—	—	—	—	—	—	—	—	—	(40,658)	(40,658)

Balance as of December 31, 2019	—	$—	—	$—	14,758,718	$148	(312,164)	$(1,810)	$63,531	$(80,455)	$(18,586)

The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(20,025)	$(40,658)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	50
Amortization of right of use assets	—	446
Stock-based compensation	2,980	3,336
Loss on issuance of convertible notes and warrants	2,921	—
Change in fair value of warrant liability	1,765	1,972
Change in fair value of convertible notes	1,070	583
Expense for issuing warrants to extend maturity of convertible notes	328	—
Earnings from equity investment	(149)	(223)
Distribution from equity investment	136	155
Changes in operating assets and liabilities:
Grants receivable	180	(333)
Prepaid expenses and other current assets	10	(35)
Accounts payable	449	10,705
Accrued expenses	2,274	(118)
Lease liabilities	—	(88)
Deferred rent	39	(381)

Net cash used in operating activities	(8,020)	(24,589)
Cash flows from investing activities
Purchase of fixed assets	—	(242)

Net cash used in investing activities	—	(242)
Cash flows from financing activities
Proceeds from issuance of common stock and warrants, net	28,592	—
Proceeds from issuance of convertible notes and warrants	3,145	5,265
Repurchase of common stock	—	(286)
Repurchase of broker warrants	—	(89)
Proceeds from exercise of broker warrants	4	—

Net cash provided by financing activities	31,741	4,890
Net increase (decrease) in cash and cash equivalents	23,721	(19,941)
Cash, cash equivalents and restricted cash at the beginning of the period	1,791	25,512

Cash and cash equivalents at the end of the period	$25,512	$5,571

Supplemental cash flow information:
Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

Supplemental disclosure of noncash investing and financing activities:
Shares issued for accrued compensation	$—	$200
Cumulative dividends on Preferred Stock	$400	$—
Conversion of Preferred Stock to common stock	$13,638	$—
Issuance of common stock and warrants for convertible notes	$12,602	$—
Deemed dividends for conversion of Series A and Series B Preferred Stock above stated conversion rate	$2,760	$—
Deemed Preferred Stock dividend for recognition of contingent beneficial conversion feature	$1,820	$—
Right of use assets exchanged for operating lease liabilities	$—	$5,018

The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements

Note 1—Organization

        Angion Biomedica Corp. ("Angion" or the "Company") is a late-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. The Company was incorporated in Delaware in 1998.

Forward Stock Split

        On July 5, 2018, the Company effected a forward stock split of the Company's common stock at a ratio of 101.52 shares for every one share previously held (the "Stock Split"). The par value of the common stock was not adjusted as a result of the Stock Split and the authorized shares were increased to 30,000,000 shares of common stock in connection with the Stock Split. See Note 16.

Liquidity and Capital Resources

        Since inception, the Company has devoted substantially all of its efforts and financial resources to conducting research and development activities, including drug discovery and pre-clinical studies and clinical trials, establishing and maintaining its intellectual property portfolio, organizing and staffing the Company, business planning, raising capital and providing general and administrative support for these operations. The Company has incurred losses from operations and negative cash flows from operating activities since inception and expects to continue to incur substantial losses for the next several years as it continues to fully develop and, if approved, commercialize its product candidates. As of December 31, 2019, the Company had $5.6 million in cash and cash equivalents and an accumulated deficit of $80.5 million. Since inception, the Company has funded its operations through United States government grants, the issuance of convertible notes (see Note 6), sales of convertible preferred stock and common stock (see Notes 7 and 16) and warrants (see Notes 7 and 9) and licensing agreements.

        The planned expansion of the Company's clinical and discovery programs will require significant additional funds beyond those projected to be obtainable by existing funds, and currently funded and future grants. There is no assurance sufficient financing will be available when needed to allow the Company to continue as a going concern.

        The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

        The Company's ability to continue as a going concern is dependent upon its ability to raise additional funding. The Company plans to raise substantial additional funds through public or private equity offerings or debt financings or other sources of capital, including collaborations, licenses, credit or loan facilities, receipt of research contributions or grants, or a combination of one or more of these funding sources. While management believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not within its control. Adequate funding may not be available to the Company on acceptable terms, or at all. This may be particularly true during the COVID-19 pandemic when the global capital markets are experiencing extreme volatility.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 1—Organization (Continued)

To the extent the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting the Company's ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to it and/or may reduce the value of its common stock. If the Company fails to raise additional funds or enter into such agreements when needed, it may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates itself. Accordingly, there are material risks and uncertainties that raise substantial doubt about the Company's ability to continue as a going concern.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company, its wholly owned subsidiary, Angion Biomedica Europe Limited, and its wholly owned subsidiary, Angion Pty Ltd, which was established on August 22, 2019. The Company established Angion Pty Ltd., an Australian subsidiary, for the purpose of qualifying for research credits for studies conducted in Australia. The Company's subsidiaries did not have any financial activity in 2018 or 2019.

Correction of an Immaterial Error in Previously Issued Financial Statements

        Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2018, the Company concluded that the Statements of Operations for the year ended December 31, 2018 contained an immaterial error related to the classification of rent, facilities and other research related costs as general and administrative expenses rather than research and development expenses. This immaterial error has been corrected for the comparative period shown by reclassifying $3.4 million from general and administrative expense to research and development expense for the year ended December 31, 2018. This immaterial error did not have any impact on our financial position, net loss or cash flow for the year ended December 31, 2018.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates in the Company's consolidated financial statements relate to identifying material performance obligations in license agreements, accrued expenses, the valuation of common stock, convertible notes, stock options and warrants, and the valuation allowance of deferred tax

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Segments

        Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

Unaudited Pro Forma Financial Information

        Immediately prior to the completion of an initial public offering ("IPO") of the Company's common stock, all outstanding shares of convertible promissory notes will convert into shares of common stock and certain common stock warrants will be net exercised into shares of common stock. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding convertible promissory notes into shares of common stock and the net exercise of certain of the Company's common stock warrants. The unaudited pro forma net loss per common share for the year ended December 31, 2019 has been computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding convertible promissory notes into shares of common stock and the net exercise of certain common stock warrants as if such conversion or net exercise had occurred at the beginning of the period or their issuance dates, if later. The unaudited pro forma net loss per common share does not include the shares of common stock expected to be sold in, and related proceeds to be received from, the IPO.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

        There was no restricted cash as of December 31, 2018 or 2019. As of December 31, 2017, restricted cash was comprised of $0.5 million received from the issuance of convertible notes that was held in escrow.

Concentrations of Credit Risk and Off-Balance Sheet Risk

        Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company's cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        The Company maintains its cash equivalents in securities and money market funds with original maturities less than three months.

        The Company has no financial instruments with off-balance sheet risk of loss.

Grants Receivable

        Grants receivable is comprised of unbilled amounts due from various grants from the National Institutes of Health ("NIH") and other U.S. government agencies for costs incurred prior to the period end under reimbursement contracts. All amounts are readily available for draw from the Federal Government Payment Management System and, accordingly, no allowance for doubtful amounts has been established. If amounts become uncollectible, they are charged to operations.

Convertible Notes Payable at Fair Value

        As permitted under Accounting Standards Codification ("ASC") 825, Financial Instruments ("ASC 825"), the Company has elected the fair value option for recognition of its convertible notes. In accordance with ASC 825, the Company recognizes these convertible notes at fair value with changes in fair value recognized in the consolidated statements of operations. The fair value option may be applied instrument by instrument, but it is irrevocable. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in earnings as incurred and not deferred. The estimated fair value of the convertible notes is determined by utilizing an option model and the values of the equity underlying the conversion options were estimated using company equity values implied sales of convertible preferred stock prior to the common stock offering in 2018 and utilizing sales of common stock thereafter. See Note 3. Accrued interest for the notes has been included in the change in fair value of convertible notes in the consolidated statements of operations.

Leases

        Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheets as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

        In calculating the right of use assets and lease liabilities, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

        The Company accounted for leases prior to January 1, 2019 under ASC Topic 840, Leases.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Research and Development

        Research and development costs are charged to expense when incurred. Research and development includes costs such as clinical trial expenses, rent and facilities costs for the research facility, salaries and personnel costs for individuals directly engaged in research, equipment and materials.

        The Company has agreements with various Contract Research Organizations ("CROs") and third-party vendors. Research and development accruals of amounts due to the CRO are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. Payments made to CROs under this arrangement in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Income Taxes

        Income taxes are recorded in accordance with ASC 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Warrant Liability

        The Company accounts for certain common stock warrants outstanding as a liability, in accordance with ASC 815, Derivatives and Hedging, at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each reporting period until exercised, and any change in fair value is recognized in the consolidated statements of operations. The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock. The changes resulting from the modifications of warrants are included in the change in fair value of warrants. See Notes 3 and 9.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Investments in Related Party Entities

        The Company holds a 10% and a 2.4% interest in two entities, NovaPark, LLC ("NovaPark") and Ohr Cosmetics, LLC ("Ohr"), respectively. There is common ownership between the Executive Chairman of the Company and each entity. See Note 15. In accordance with ASC 323, Investments —Equity Method and Joint Ventures, the Company has significant influence but not control over NovaPark as its ownership in the limited liability company exceeds 3-5%. Accordingly, the Company records the NovaPark investment under the equity method of accounting. The Ohr investment is recorded at cost.

Treasury Stock

        The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Contract Revenue

        The Company accounts for revenue earned from contracts with customers under Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC Topic 606"). In August 2018, the Company entered into a collaboration and licensing agreement for ANG-3777 with Sinovant Sciences HK limited ("Sinovant"), a Shanghai-based biopharmaceutical company. The agreement includes an upfront payment, milestone payments and royalties.

        The Company determined that the upfront payment was made in exchange for the granting of a license that is functional intellectual property and that there were no other material unfulfilled performance obligations. Accordingly, the Company's performance obligation was satisfied at the point in time when the customer had the ability to use and benefit from the right to use the intellectual property and the upfront payment was recorded as contract revenue. The Company did not receive any milestone or royalty payments for the years ended December 31, 2018 and 2019.

        For contracts where the period between when the Company transfers a promised good or service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Grant Revenue

        The Company concluded that the Company's government grants are not within the scope of ASC Topic 606 as they do not meet the definition of a contract with a customer. The Company has concluded that the grants meet the definition of a contribution and are non-reciprocal transactions, and have also concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply, as the Company is a business entity and the grants are with governmental agencies.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        In the absence of applicable guidance under GAAP, the Company developed a policy for the recognition of grant revenue when the allowable costs are incurred and the right to payment is realized.

        The Company believes this policy is consistent with the overarching premise in ASC Topic 606, to ensure that revenue recognition reflects the transfer of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, even though there is no exchange as defined in ASC Topic 606. The Company believe the recognition of revenue as costs are incurred and amounts become realizable is analogous to the concept of transfer of control of a service over time under ASC Topic 606.

Stock-Based Compensation

        The Company accounts for all stock-based payments to employees and non-employees, including grants of stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), including restricted stock units with non-market performance and service conditions ("PSUs") to be recognized in the financial statements, based on their respective grant date fair values. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. The RSAs, RSUs and PSUs are valued based on the fair value of the Company's common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company records expense for stock-based compensation related to stock options, RSAs and RSUs over the requisite service period. As the PSUs have a performance condition, compensation expense is recognized for each vesting tranche over the respective requisite service period of each tranche if and when the Company's management deems it probable that the performance conditions will be satisfied. The Company may recognize a cumulative true-up adjustment related to PSUs once a condition becomes probable of being satisfied if the related service period had commenced in a prior period. All share-based compensation costs are recorded in general and administrative or research and development costs in the statements of operations based upon the respective employees or non-employee's roles within the Company. Forfeitures are recorded as they occur.

Recent Accounting Pronouncements:

Standards implemented

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) which created a single, principle-based revenue recognition model that superseded and replaced nearly all existing GAAP revenue recognition guidance. Entities recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The model provides that entities follow five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue. The Company elected to early adopt Topic 606, and all of its related amendments, as of January 1, 2017. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheets for those leases classified as operating leases under previous GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted Topic 842 on January 1, 2019, using the optional transition method by recording a right of use asset of approximately $5.0 million, a lease liability of $5.4 million and eliminated deferred rent of approximately $0.4 million; there was no effect on opening retained earnings, and the Company continues to account for leases in the prior period financial statements under ASC Topic 840. In adopting the new standard, the Company elected to apply the practical expedients regarding the identification of leases, lease classification, indirect costs, and the combination of lease and non-lease components. See Note 10.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. The amendments in this update require that a consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. The Company adopted this standard effective January 1, 2018.

        In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are common in warrants, preferred shares and convertible debt instruments issued by private companies and early-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The amendments in Part I should be applied (i) retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the consolidated balance sheets as of the beginning of the first fiscal year and interim periods; and (ii) retrospectively to outstanding financial instruments with a down

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

round feature for each prior reporting period presented. The Company's adoption of this standard on January 1, 2019 did not have a material impact on its consolidated financial statements and related disclosures.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting. The amendments in ASU 2018-07, expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards for specific guidance on inputs to an option pricing model and the period of time over which sharebased payment awards vest and the pattern of cost recognition over that period. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (i) financing to the issuer or (ii) awards granted in conjunction with selling goods or services to customers as part of a contracted accounted for under Topic 606. The Company elected to early adopt ASU 2018-07, full retrospective as of January 1, 2017. The adoption of ASU 2018-07 did not have a material impact on its consolidated financial statements and related disclosures, financial position, results of operations or cash flows.

Standards to be implemented

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820),—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

        In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Net Loss Per Share

        Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share excludes the potential impact of convertible preferred stock (which was converted to common stock in July 2018), common stock options, warrants and unvested shares of restricted stock and restricted stock units because their effect would be anti-dilutive due to the Company's net loss. Since the Company had net losses for the years ended December 31, 2018 and 2019, basic and diluted net loss per common share are the same.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        The table below provides potentially dilutive securities not included in the calculation of the diluted net loss per share because to do so would be anti-dilutive:

	For the year ended December 31,
	2018	2019
Shares issuable upon exercise of stock options	1,500,477	2,835,689
Shares issuable upon the exercise of warrants	3,030,676	3,029,850
Shares issuable upon conversion of 2019 Notes	—	391,946
Non-vested shares under restricted stock unit grants	—	38,895
Non-vested shares under restricted stock grants	38,895	29,171

Total	4,570,048	6,325,551

Pro Forma Net Loss Per Common Share (Unaudited)

        Basic and diluted pro forma net loss per common share is computed to give effect to the automatic conversion of all convertible preferred stock, convertible notes and certain common stock warrants using the if converted method as though the conversion had occurred as of December 31, 2019. Pro forma net loss per common share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

        The following table represents the calculation of basic and diluted pro forma net loss per common share for the year ended December 31, 2019:

Pro forma December 31, 2019
(Unaudited)
Net loss, attributable common stockholders	40,658

Weighted average shares of common stock outstanding used to compute net loss per share basic	14,435,279
Pro forma adjustments to reflect conversion of convertible notes	24,303
Pro forma adjustments to reflect vesting of performance stock unit grants	59,618
Pro forma adjustments to reflect conversion of warrants	844,335

Weighted-average shares to compute pro forma net loss per share available to common stockholders, basic and diluted	15,363,535

Pro forma net loss per common share, basic and diluted	$(2.65)

        Due to net losses for the year ended December 31, 2019, basic and diluted pro forma net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following common share equivalent securities have been excluded from the

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the period presented:

Pro forma December 31, 2019
(Unaudited)
Shares issuable upon exercise of stock options	2,835,689
Shares issuable upon exercise of warrants	1,524,689
Non-vested shares under restricted stock unit grants	38,895
Non-vested shares under restricted stock grants	29,171

Total	4,428,444

Note 3—Fair Value Measurements

        Fair value is determined using the principles of ASC 820, Fair Value Measurement. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:

  Level
  1:   Observable inputs such as quoted prices in active markets.

  Level
  2:   Inputs are observable for the asset or liability either directly or through corroboration with observable market data.

  Level
  3:   Unobservable inputs.

        The Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

        The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement. There were no transfers made among the three levels in the fair value hierarchy for the years ended December 31, 2018 and 2019.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

        The following table classifies the Company's financial assets and liabilities measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2018 and 2019 (in thousands):

	Fair Value Measured at December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets included in:
Cash and cash equivalents—Money market securities	$22,503	$—	$—	$22,503

Total fair value	$22,503	$—	$—	$22,503

Liabilities included in:
Warrants	$—	$—	$3,822	$3,822

Total fair value	$—	$—	$3,822	$3,822

	Fair Value Measured at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets included in:
Cash and cash equivalents—Money market securities	$2,400	$—	$—	$2,400

Total fair value	$2,400	$—	$—	$2,400

Liabilities included in:
Convertible notes	$—	$—	$5,848	$5,848
Warrants	—	—	5,794	5,794

Total fair value	$—	$—	$11,642	$11,642

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

        The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2018 and 2019 (in thousands):

	Warrant Liability	Convertible Notes	Total
Balance—December 31, 2017	$1,057	$6,137	$7,194
Issuance of convertible notes and warrants	672	5,395	6,067
Change in fair value	1,765	1,070	2,835
Expense for issuing warrants to extend maturity of convertible notes	328	—	328
Conversion of Notes to Common Stock	—	(12,602)	(12,602)

Balance—December 31, 2018	3,822	—	3,822
Issuance of convertible notes and warrants	—	5,265	5,265
Change in fair value	1,972	583	2,555

Balance—December 31, 2019	$5,794	$5,848	$11,642

        Both observable and unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long- dated volatilities) inputs.

        The change in the fair value of the convertible notes for which the fair value option was elected (see Note 6) and the warrants (see Note 9) for the years ended December 31, 2018 and 2019 were primarily attributable to changes in the Company's total equity. In July 2018, the Notes were converted into 7 shares of common stock and a warrant to purchase one share of common stock (the "Units"). See Note 6.

        The Company used an option model to measure the fair value of the Notes (on conversion date). The values of the equity underlying the conversion options in the model were estimated using equity values implied from sales of convertible preferred stock. The fair value of the Notes was impacted by the model selected as well as assumptions surrounding unobservable inputs. Key unobservable inputs include the expected volatility of the underlying equity, and the timing of an expected liquidity event.

        The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock at each measurement date. The fair value of the warrants was impacted by the model selected as well as assumptions surrounding unobservable inputs including the underlying equity value, expected volatility of the underlying equity, risk free interest rate and the expected term.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 3—Fair Value Measurements (Continued)

        A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company's convertible debt that is categorized within Level 3 of the fair value hierarchy as of December 31, 2019 was as follows:

As of December 31, 2019
Contractual term (years)	1.0
Volatility (annual)	76.6%
Risk-free rate	1.6%
Dividend yield (per share)	0.0%

        A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company's warrant liabilities that are categorized within Level 3 of the fair value hierarchy as of December 31, 2018 and 2019 was as follows:

	As of December 31,
	2018	2019
Strike price	$10.05	$10.05
Contractual term (years)	9.5	8.5
Volatility (annual)	78.8%	76.6%
Risk-free rate	2.6%	1.6%
Dividend yield (per share)	0.0%	0.0%

Note 4—Property and Equipment, Net

        The Company's property and equipment, net was comprised of the following (in thousands):

	Estimated Useful Life (in years)	December 31, 2018	December 31, 2019
Equipment	5	$248	$491
Furniture and fixtures	3	28	27
Leasehold improvements	5	19	19

Total property and equipment		295	537
Less: accumulated depreciation		(278)	(328)

Property and equipment, net		$17	$209

        Depreciation expense for the years ended December 31, 2018 and 2019 was $2,000 and $50,000, respectively.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 5—Accrued Expenses

        Accrued expenses were comprised of the following (in thousands):

	December 31,
	2018	2019
Accrued direct research costs	$1,774	$184
Accrued operating expenses	500	372
Accrued compensation	706	2,105

Total accrued expenses	$2,980	$2,661

Note 6—Convertible Notes Payable

        During 2019, the Company issued $5.3 million of convertible notes to various investors, all of which are due approximately one year from the date of issuance (the "2019 Notes"). See Note 15. The 2019 Notes accrue interest at a rate of 12% per annum and have the right to convert at a 20% discount of the share price from certain qualified financings. The Company issued broker warrants to purchase 40,087 shares of common stock at an exercise price of $0.01 in connection with the issuance of the 2019 Notes. See Note 9.

        During 2018 and 2017, the Company issued $3.1 million and $0.5 million, respectively, of convertible notes to various investors, all of which are due one year from the date of issuance (the "2018 Notes" and the "2017 Notes", respectively). The 2018 Notes and the 2017 Notes accrued interest at 6%, except for $1.0 million of the 2018 Notes which were issued as a bridge loan and did not accrue interest. The 2017 Notes and 2018 Notes were issued with warrants. See Note 9.

        During 2016 and 2015, the Company issued $2.4 million and $1.0 million, respectively, of 6% unsecured convertible notes to various investors, with each convertible note due 90 days from the date of issuance (the "2016 Notes" and the "2015 Notes", respectively). The 2015 Notes and 2016 Notes were issued with warrants. During 2017 and 2016, the maturity dates were extended several times in exchange for the issuance of additional warrants. During the fourth quarter of 2017, the Company modified the 2016 Notes and the 2015 Notes to allow for monthly extensions of the maturity date beginning on November 2017 for additional warrants until conversion or repayment. See Note 9.

Accounting for the Notes

        The Company elected to account for the Notes and all the embedded features under the fair value option. Accordingly, the Notes are recognized at estimated fair value rather than at historical cost, with changes in fair value each period, including changes from modifications to the Notes, recorded in the consolidated statements of operations as a change in fair value of convertible notes. Direct costs and fees incurred to issue the Notes or subsequently modify the Notes are recognized in earnings as incurred. See Note 3 for the fair values of the Notes.

Conversion of Convertible Notes Payable

        In July 2018, the 2018 Notes, the 2017 Notes, the 2016 Notes and the 2015 Notes, along with all accrued interest thereon, at an aggregate fair value of $12.6 million (the "Notes Fair Value"),

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 6—Convertible Notes Payable (Continued)

were converted into Units comprised of seven shares of common stock and a warrant to purchase one share of common stock (see Note 7) as-if the principal and interest were invested in cash, with a 1.86% discount at a conversion price of $31.54 per unit. As such, convertible noteholders received an aggregate of 1,193,943 shares of common stock for the conversion of all outstanding Notes. Noteholders also received five-year warrants to purchase 238,779 shares of common stock at a $8.03 exercise price at the time of conversion reflecting the equivalent number of warrants if they had paid cash for Units (issued in the equity issuance discussed in Note 8) rather than surrendering their Notes. Accordingly, the Notes Fair Value is included in common stock and additional paid-in capital in the consolidated statements of stockholders' equity (deficit). The following table provides the shares and warrants issued upon conversion (dollars in thousands, except per share amounts):

				Conversion at July 5, 2018
			Modified Conversion Price per Share
	Stated Interest Rate	Original Conversion Price		Face Value (in thousands)	Accrued Interest (in thousands)	Fair Value (in thousands)	Shares Issued	Warrants Issued
2015 Notes (unsecured)	6%	80% of common stock price in an equity raise	$9.81	$1,000	$167	$1,939	185,008	36,998
2016 Notes (unsecured)	6%	Pre-money price of $90M	$9.81	2,370	306	4,595	424,222	84,843
2017 Notes (unsecured)	6%	80% of common stock price in an equity raise	$9.81	500	17	692	81,895	16,378
2018 Notes (unsecured)	6%	80% of common stock price in an equity raise	$9.81	2,100	27	3,590	337,153	67,429
2018 Notes (unsecured)	0%	80% of common stock price in an equity raise	$9.81	1,045	—	1,786	165,665	33,131

				$7,015	$517	$12,602	1,193,943	238,779

Note 7—Stockholders' Equity

        In July 2018, the Company effected a forward stock split of the Company's common stock at a ratio of 101.52 shares for every one share previously held (the "Stock Split"). All share and per-share data included in the accompanying consolidated financial statements and in these notes have been retroactively adjusted to reflect the Stock Split. See Note 1.

        In July 2018, in preparation of the Stock Split the Company amended the Second Amended and Restated Certificate of Incorporation (the "Amended Certificate") to increase the number of authorized shares of its common stock to 30,000,000 shares, $0.01 par value per share, and 93,155 shares of its convertible preferred stock, $0.01 par value per share. Prior to this amendment, the number of authorized shares of common stock was 1,000,000 shares. Each share of common stock is entitled to one vote. Holders of common stock are entitled to dividends when funds are legally

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 7—Stockholders' Equity (Continued)

available and declared by the Board, subject to and qualified by the rights of the holders of convertible preferred stock. The Company has never declared any dividends on its common stock.

Equity Issuances

        In March 2019, the Company issued an aggregate of 45,419 shares of its common stock with an aggregate fair value of $0.3 million in lieu of compensation earned by Jay Venkatesan, M.D., the Chief Executive Officer and director of the Company, in the years ended December 31, 2018 and 2019.

        From July through September 2018 the Company issued 643,624 Units at a price of $50 per unit for cash proceeds, net of $3.6 million of cash issuance costs, of $28.6 million. The issuance of the Units resulted in the issuance of 5.0 million shares of the Company's common stock and warrants to purchase 1,001,206 shares of the Company's common stock (see Note 9) (the "Equity Offering"). In conjunction with the Equity Offering all outstanding convertible preferred stock was converted to common stock, all warrants to purchase convertible preferred stock converted to warrants to purchase common stock, and the Notes were converted to Units (see Note 6). In August 2018, in connection with the Equity Offering, the Company also issued broker warrants to purchase 889,080 shares of the Company's common stock at an exercise price of $0.01 per share, of which warrants to purchase 654,527 and 24,267 shares of common stock were exercised during 2018 and 2019, respectively, and warrants to purchase 16,647 shares of common stock were repurchased by the Company at a price of $5.35 per warrant, or an aggregate of $0.1 million, during 2019. See Note 9.

Conversion of Convertible Notes Payable

        As described above (see Note 6), the 2018 Notes, the 2017 Notes, the 2016 Notes and the 2015 Notes, along with all accrued interest thereon were converted into Units as-if the principal and interest were invested in cash with a 1.86% discount. As such, convertible noteholders received 1,193,943 shares of common stock for the conversion of all outstanding Notes. Noteholders also received warrants to purchase 238,779 shares of common stock at an exercise price of $8.03 at the time of conversion reflecting the equivalent number of warrants if they had paid cash for Units (issued in the Equity Offering) rather than surrendering their Notes.

Convertible Preferred Stock

Series A and Series B Convertible Preferred Stock

        In 2014, the Company authorized 19,448 shares of Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock") and in 2015 the Company issued 8,776 shares of Series A Convertible Preferred Stock at $495.76 per share for approximately $4.4 million in cash.

        In 2016, the Company authorized 73,707 shares of Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") and, in 2017, issued 6,921 shares of Series B Convertible Preferred Stock at $784.82 per share for approximately $5.4 million in cash.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 7—Stockholders' Equity (Continued)

Conversion of Convertible Preferred Stock

        In July 2018, all outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (collectively, the "Convertible Preferred Stock"), upon the affirmative election of the holders of a majority of the then-outstanding shares of Convertible Preferred Stock, were converted into 695,206 and 846,189 shares, respectively, of common stock at conversion ratios of 121.29 shares of common stock for each share of Series A Convertible Preferred Stock and 189.97 shares of common stock for each share of Series B Convertible Preferred Stock, respectively (the "Conversion"). The Company recorded a deemed dividend of $2.8 million for the difference between the conversion ratio upon the Conversion and the conversion ratio pursuant to the terms of the Amended Certificate on the date of Conversion of 101.52 shares of common stock for each share of Convertible Preferred Stock (giving effect to the Stock Split).

        The Convertible Preferred Stock contained a contingent beneficial conversion feature that was recognized in July 2018, upon the closing of the Equity Offering, which eliminated the contingency. As a result, a beneficial conversion feature of $1.8 million was recognized as a deemed dividend to the holders of Convertible Preferred Stockholders, increasing the net loss applicable to common stockholders.

        Prior to the Conversion of the Convertible Preferred Stock, the Convertible Preferred Stock had the following rights:

Dividends

        Holders of Convertible Preferred Stock, in preference to the holders of common stock, were entitled to receive, but only out of funds that were legally available therefore, cash dividends at the annual per share rate of at 8.0% per annum (based on the original issue price). Such dividends accrued on a daily basis (the "Accruing Dividends"), but were payable only when and if declared by the Company's Board of Directors. During 2018, the Company accrued $0.2 million for Accrued Dividends for each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock, respectively. No dividends were declared prior to the Conversion.

Liquidation

        Holders of the Convertible Preferred Stock were entitled to receive a liquidation preference prior to any distribution to the holders of common stock in the amount per share equal to the greater of (i) the original issue price, plus all declared and unpaid dividends, or (ii) the amount the holders would receive if the series of Convertible Preferred Stock were converted into common stock prior to such liquidation event.

Conversion

        The shares of Convertible Preferred Stock were convertible into the number of shares of common stock, at the option of the holder, as determined by dividing the original issue price for the series of Convertible Preferred Stock ($495.76 for the Series A Convertible Preferred Stock and $784.82 for the Series B Convertible Preferred Stock) by the conversion price at the time of conversion, which was initially the original issue price, but was subject to adjustment in the event of

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 7—Stockholders' Equity (Continued)

stock split, combination, common stock dividend or distribution, reclassification, exchange, substitution, or merger or consolidation. The shares of Convertible Preferred Stock were also subject to certain anti-dilution protections. Prior to the Stock Split, the Series A and Series B conversion prices equaled $495.76 and $784.82, respectively, and thus each share of Convertible Preferred Stock was convertible into common stock at a one-for-one basis. As a result of the Stock Split, the conversion ratio was adjusted to 101.52 shares of common stock for each share of Convertible Preferred Stock. Each share of the Convertible Preferred Stock was automatically convertible into common stock upon the closing of a firm-commitment underwritten public offering.

Voting Rights

        The holder of each share of the Convertible Preferred Stock was entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters.

Redemption

        The Convertible Preferred Stock was not mandatorily redeemable and did not embody an unconditional obligation to settle in a variable number of equity shares. As such, the Convertible Preferred Stock was classified as permanent equity on the consolidated statements of stockholders' equity. The holders' contingent redemption right in the event of certain deemed liquidation events did not preclude permanent equity classification. Further, the Convertible Preferred Stock was considered an equity-like host for purposes of assessing embedded derivative features for potential bifurcation. The embedded conversion feature was considered to be clearly and closely related to the associated Convertible Preferred Stock host instrument and therefore was not bifurcated from the equity host.

Treasury Stock

        In 2019, the Company repurchased 53,367 shares of the Company's common stock at $5.35 per share, or $0.3 million.

        On October 31, 2017, the Company's Executive Chairman surrendered 258,797 shares of common stock to the Company valued at $5.89 per share, or an aggregate of $1.5 million, to fully satisfy a note receivable owed by him to the Company.

        As of December 31, 2018 and 2019, $1.5 million and $1.8 million, respectively, was included in treasury stock in the consolidated balance sheets.

Note 8—Stock-Based Compensation

        The Company's 2002 Stock Option Plan (the "2002 Plan") permits the granting of incentive stock options and non-qualified stock options. Pursuant to the 2002 Plan, the aggregate number of shares that could be issued during the plan's ten-year term was 507,588. At the conclusion of the ten-year term, in August 2012, 368,001 options were issued and no additional options were to be granted under the 2002 Plan.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 8—Stock-Based Compensation (Continued)

        In November 2019, in connection with the exercise of 192,872 stock options under the 2002 Plan, certain employees executed loan letter agreements for the cumulative amount of $38,000 payable to the Company in amounts equal to the total exercise price of their stock options (the "Loan Options"). The loans shall be payable in full at the earlier of the payment of an annual bonus to the employee or two years from the date of exercise and bear interest at 1.86%. The loans do not indicate they are collateralized and are therefore considered nonrecourse for accounting purposes. As such, (i) the purchase of common stock with the loan was accounted for as if it remained a stock option grant and (ii) no receivable for amounts due under the loan was recorded on the Company's consolidated balance sheets. Furthermore, although the term for repayment of the loan extended the term of the original options which results in a modification of the options, incremental compensation cost related to the modifications of the extended terms was not material. As of December 31, 2018, there were 241,097 stock options outstanding under the 2002 Plan. As of December 31, 2019, other than the Loan Options, there are no other stock options outstanding under the 2002 Plan.

        In June 2019, the Company approved an Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") permitting the granting of incentive stock options, non-statutory stock options, restricted stock and other stock-based awards. The Company increased the number of common shares authorized and available for issuance under the 2015 plan from 507,588 to 3,839,676 shares. Additionally, under the Amended and Restated 2015 Equity Incentive Plan, on the first day of each fiscal year commencing in 2020 until 2025, the number of shares of common stock available for awards shall be increased by an amount equal to the lesser of (i) 5% of the number of outstanding shares of common stock on such date; and (ii) an amount determined by the Board of Directors of the Company but in no event shall such shares reserved for awards, be increased if such awards, together with the number of shares of common stock available for issuance under all other employee or director stock plans would result in the total number of shares of common stock then available for issuance under all employee and director stock plans exceeding 20% of the outstanding shares on a fully diluted basis of the Company on the first day of the applicable fiscal year. As of December 31, 2018 and 2019, 507,588 and 2,905,369 shares of common stock were authorized for issuance under the 2015 Plan, respectively. As of December 31, 2019, 1,298,606 shares remained available for issuance under the 2015 Plan.

        In March 2018, the Board of Directors authorized a grant of 934,400 stock options to an officer of the Company outside of the 2015 Plan. These stock options were awarded in May 2018.

Stock Options

        The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company determines the estimated fair value of its common stock using the Subject Company Transaction Method which includes the back-solve and scenario-based methods (Probability Weighted Expected Return Method) to arrive at estimated fair values. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company's stock options for employees has been determined

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 8—Stock-Based Compensation (Continued)

utilizing the "simplified" method for awards. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

        The following assumptions were used to estimate the fair value of stock option awards:

	For the Year Ended December 31,
	2018	2019
Risk-free interest rate	2.6% - 2.8%	1.6% - 2.6%
Expected dividend yield	—	—
Expected term in years (employees)	5.0 - 6.5	5.3 - 6.5
Expected term in years (non-employees)	—	9.6 - 10.00
Expected volatility	60.0%	76.6% - 79.7%

        The following table summarizes stock option activity during the year ended December 31, 2018 and 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Total Intrinsic Value (in thousands)
Outstanding as of December 31, 2017	459,541	$3.04	5.5	$1,429
Options granted	1,051,087	5.95	9.4	156
Options forfeited	(10,151)	0.20	—	—

Outstanding as of December 31, 2018	1,500,477	5.10	8.0	$1,581
Options granted	1,463,320	6.05	9.4	1,504
Options forfeited	(128,108)	3.75	—	450

Outstanding as of December 31, 2019	2,835,689	$5.65	8.3	$4,304

Options vested and exercisable	1,459,721	$5.25	7.3	$2,932

        The aggregate intrinsic value in the above table is calculated as the difference between the estimated fair value of the Company's common stock price and the exercise price of the stock options. The weighted average grant date fair value per share for the stock option grants during the years ended December 31, 2018 and 2019 were $3.19 and $4.20, respectively. As of December 31, 2019, the total unrecognized compensation related to unvested stock option awards granted was $3.8 million, which the Company expects to recognize over a weighted-average period of approximately 0.8 years.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 8—Stock-Based Compensation (Continued)

Restricted Stock and Restricted Stock Units

        The Company's RSA and RSU activity for the year ended December 31, 2018 and 2019 was as follows:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value Per Share	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2017	—	$—	—	$—
Restricted stock granted	38,895	6.05	—	—

Outstanding at December 31, 2018	38,895	$6.05	—	$—
Granted	—	—	38,895	6.50
Released	(9,724)	6.05	—	—

Outstanding at December 31, 2019	29,171	$6.05	38,895	$6.50

        The following table summarizes the total stock-based compensation expense for the stock options, RSUs, RSAs and compensation issued in shares (see Note 7) recorded in the consolidated statements of operations (in thousands):

	Year Ended December 31,
	2018	2019
Research and development	$87	$1,252
General and administrative	2,893	2,084

Total	$2,980	$3,336

Performance-based Restricted Stock Units

        During the year ended December 31, 2019, the Company granted 556,530 PSUs, with a grant date fair value of $5.94. Vesting of the PSUs is dependent upon the satisfaction of both a service condition and a performance condition, an initial public offering or a change of control, as defined in the 2015 Plan. As the performance conditions for the PSU were not considered probable, no compensation expense related to these awards has been recorded for the year ended December 31, 2019.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 9—Warrants

        As of December 31, 2018 and 2019, the outstanding warrants to purchase the Company's common stock were comprised of the following:

			Warrants at December 31,
	Exercise Price	Expiration Date
			2018	2019
Warrants issued with 2015 Notes	$6.43	7/5/28	388,396	388,396
Warrants issued with 2016 Notes	$6.43	7/5/28	538,933	538,933
Warrants issued with 2017 Notes	$6.43	7/5/28	79,265	79,265
Warrants issued with 2018 Notes	$6.43	7/5/28	498,567	498,567
Warrants issued with Conversion of Notes to Common Stock	$8.03	8/31/28	238,779	238,779
Warrants issued with Units in the Equity Offering	$8.03	8/31/28	1,001,206	1,001,206
Broker Warrants issued with Equity Offering	$0.01	8/31/25	234,553	193,640
Broker Warrants issued with 2019 Notes	$0.01	1/30/20	—	40,087
Consultant Warrants	$7.60	8/31/28	50,977	50,977

Total Warrants			3,030,676	3,029,850

        The Company's warrant activity for the years ended December 31, 2018 and 2019 was as follows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Balance—December 31, 2017	617,354	$6.53	10.5
Granted	3,067,849	5.22	7.6
Exercised	(654,527)	0.01	—

Balance—December 31, 2018	3,030,676	$6.61	9.6
Granted	40,087	0.01	0.1
Exercised	(24,267)	0.01	—
Repurchased	(16,646)	0.01	—

Balance—December 31, 2019	3,029,850	$6.61	8.5

Warrants Classified as Liabilities

        During 2017, 2016 and 2015, in connection with the issuance of the Notes (see Note 6), the Company issued warrants to purchase Convertible Preferred Stock and common stock of the Company. During 2017 and 2016, additional warrants were issued upon the extension of the 2016 Notes and the 2015 Notes. During 2018, the Company issued warrants to purchase 82,774 shares of Series B Convertible Preferred Stock in conjunction with the issuance of the 2018 Notes (see Note 6). The Company issued warrants to purchase 120,553 shares of common stock in exchange for the extension of the 2016 Notes and 2015 Notes from January 1, 2018 through the conversion of the Notes to common stock in July 2018. In July 2018, in conjunction with the conversion of the Notes to common stock (see Note 6), the Company issued warrants to purchase 735,457 shares of

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 9—Warrants (Continued)

common stock for the modification of the number of warrants due to the conversion of warrants to the purchase common stock of the Company (versus Convertible Preferred Stock) and for the change in exercise price and expiration date.

        During 2016 and 2015, the Company issued warrants to purchase 50,977 shares of common stock to consultants in exchange for services performed. In July 2018, in conjunction with the Equity Offering (see Note 7), the warrants were modified for exercise price and expiration date.

        In accordance with ASC 815, Derivatives and Hedging, the warrants issued in conjunction with the Notes and the warrants issued to consultants are recorded as liabilities at fair value at the issuance date. Changes in the fair value are recognized in change in fair value of warrant liability in the consolidated statements of operations at the end of each reporting period.

Warrants Classified as Equity

        In December 2019, in connection with the issuance of the 2019 Notes, the Company issued broker warrants to purchase 40,087 shares of common stock at an exercise price of $0.01. From July to September 2018, the Company issued warrants to purchase 1,001,206 shares of common stock in connection with the Equity Offering in which each investor purchased Units comprised of seven shares of common stock and a warrant to purchase one share of common stock (see Note 7). Additionally, in July 2018, the Company issued warrants to purchase 238,779 shares of common stock in connection with the conversion of the Notes in which noteholders received Units comprised of seven shares of common stock and a warrant to purchase one share of common stock in exchange for the Notes (see Note 6). In August 2018, in connection with the Equity Offering, the Company also issued broker warrants to purchase 889,080 shares of common stock, of which warrants to purchase 654,527 and 24,267 shares of common stock were exercised during 2018 and 2019, respectively, and warrants to purchase 16,646 shares of common stock were repurchased by the Company at a price of $5.35 per warrant, or $0.1 million, during 2019. In accordance with ASC 815, Derivatives and Hedging, these warrants are indexed to the Company's own stock and thus meet the scope exception to derivative accounting and are classified in stockholders' equity in the consolidated balance sheets.

Note 10—Leases

        The Company leases office and laboratory space in Uniondale, New York from NovaPark, a related party, under an agreement classified as an operating lease that expires June 20, 2026. See Note 15. The Company's lease does not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company's share of the landlord's operating expenses, including management fees. The Company does not act as a lessor or have any leases classified as financing leases.

        The Company leases office space in Fort Lee, New Jersey, comprising approximately 2,100 square feet for approximately $0.1 million per year, under a non-cancelable operating lease through March 31, 2020 however, this arrangement is excluded from the calculation of lease liabilities and right of use assets as its term is less than one year. The lease is subject to charges for common

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 10—Leases (Continued)

area maintenance and other costs, and base rent is subject to an annual increase in 1% of each subsequent year.

        During 2018, the Company entered into agreements for office space in Boston, Massachusetts and San Francisco, California for a term of two months with continual renewals. These agreements do not meet the definition of a lease in accordance with Topic 842.

        During 2019, the Company entered into a sublease agreement for office space in San Francisco, California. This lease commenced in February 2020, has a two year term and provides for annual lease payments of approximately $0.3 million.

        As of December 31, 2019, the Company had operating lease liabilities of approximately $4.9 million and right of use assets of approximately $4.6 million, which are included in the consolidated balance sheets.

        The following table summarizes quantitative information about the Company's NovaPark operating leases (dollars in thousands):

For the Year Ended December 31, 2019
Operating cash flows from operating leases	$1,040
Right-of-use assets exchanged for operating lease liabilities	$5,018
Weighted-average remaining lease term—operating leases (in years)	6.5
Weighted-average discount rate—operating leases	11.0%

        The following table provides the components of the Company's rent expense (in thousands):

For the Year Ended December 31, 2019
Operating leases
Operating lease cost	$1,017
Variable lease cost	449

Operating lease expense	1,466
Short-term lease rent expense	241

Total rent expense	$1,707

        For the year ended December 31, 2018, the Company recorded approximately $1.6 million in rent expense including $0.5 million to adjust the NovaPark rent to the market rate for 2011 through 2017, and $0.6 million of variable expenses related to the leases.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 10—Leases (Continued)

        As of December 31, 2019, maturities of lease liabilities were as follows (in thousands):

Amounts
Year Ended December 31, 2020	$1,044
Year Ended December 31, 2021	1,054
Year Ended December 31, 2022	1,065
Year Ended December 31, 2023	1,075
Year Ended December 31, 2024	1,086
Thereafter	1,613

Total	6,937
Less present value discount	(2,007)

Operating lease liabilities	$4,930

Note 11—Significant Agreements

Subcontractor Agreement

        In September 2019, in connection with a grant to the Company from the U.S. Department of Defense ("DOD"), the Company entered into a subcontractor agreement with The Regents of the University of Michigan ("UM"), to obtain access to the Nephrotic Syndrome Study Network ("NEPTUNE"), to perform a portion of the research related to the DOD grant, for approximately $0.5 million. The amount will be paid as work is performed over the three year agreement period. These costs are reimbursable from the DOD grant. The agreement may be terminated by UM with 90 days' written notice. The Company may terminate the agreement with 30 days' written notice to UM or immediately upon termination of cancellation of the grant from the DOD. For the year ended December 31, 2019, $11,000 was recorded in cost of grant revenue.

Sinovant

        In August 2018, the Company entered into a collaboration and licensing agreement with Sinovant for the development and commercialization of ANG-3777 in Greater China (China, Hong Kong, Taiwan, and Macau). The agreement includes an upfront payment, milestone payments and royalties. In the year ended December 31, 2018, the Company received an upfront payment of $4.0 million from Sinovant. In addition, pursuant to the Sinovant License, if the Company achieves the agreed upon development and commercial milestones, Sinovant is obligated to make payments totaling up to $171 million, and tiered royalties on net sales of ANG-3777 at rates ranging from low-double digit percentages to percentages in the low-twenties. Such royalties are further subject to certain specified reductions and offsets. See Note 2.

Note 12—Commitments and Contingencies

Litigation

        The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 13—Income Taxes

        No provision for federal or state income taxes has been recorded for the years ended December 31, 2018 and 2019. The difference between the Company's effective tax rate of 0% and the U.S. federal statutory tax rate of 21% is largely due to the Company's net operating losses, which are offset by the corresponding valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred assets. At such time as it is determined that it is more likely than not that the deferred tax asset will be realized, the valuation allowance will be reduced.

        The provision for income taxes for the years ended December 31, 2018 and 2019 consists of the following (in thousands):

	As of December 31,
	2018	2019
Federal
Current	$—	$—
Deferred	(4,252)	(7,789)
State and Local
Current	—	—
Deferred	(841)	265
Change in valuation allowance	5,093	7,524

Provision for income taxes	$—	$—

        The reconciliations between the federal statutory income tax rate and the Company's effective income tax rate were as follows:

	Year Ended December 31,
	2018	2019
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	6.8%	0.1%
R&D and other tax credit changes	8.2%	(0.6)%
Permanent items	(10.6)%	(1.3)%
Other	0.0%	(0.8)%
Change in valuation allowance	(25.4)%	(18.4)%

Provision for income taxes	0.0%	0.0%

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 13—Income Taxes (Continued)

        Significant components of the Company's deferred tax asset at December 31, 2018 and 2019 were as follows (in thousands):

	As of December 31,
	2018	2019
Deferred tax assets
Net operating loss carryforwards	$5,350	$11,368
R&D and other tax credit carryovers	2,726	3,972
Lease liability	—	1,035
Accrued compensation and other expenses	300	129
Stock-based compensation	841	1,275

Total deferred tax assets	9,217	17,779
Deferred tax liabilities
Right of use assets	—	(960)

Total deferred tax assets	—	(960)
Valuation allowance	(9,217)	(16,819)

Deferred tax assets, net of allowance	$—	$—

        As of December 31, 2019, the Company has federal net operating loss carryforwards of approximately $53.9 million available to reduce future taxable income, if any, for federal income tax purposes. Approximately $10.2 million of federal net operating losses can be carried forward to future tax years and begin to expire in 2035. The federal net operating losses generated for the years ended December 31, 2018 and 2019, approximately $43.7 million in total, can be carried forward indefinitely. However, the deduction for net operating losses incurred in tax years beginning after January 1, 2018 is limited to 80% of annual taxable income.

        The NOL carryforward may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes which would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax respectively. In general, an ownership change as defined by Section 382 and 383, results from the transactions increasing ownership of certain stockholders or public groups in the stock of the corporation of more than 50 percentage points over a three-year period. The Company has not completed a Section 382 and 383 analysis to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company's formation due to the complexity and cost associated with such study and the fact there may be additional such ownership changes in the future. If a change in ownership were to have occurred or occurs in the future, the NOL and tax credits carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.

        The Company files income tax returns in the United States and New York and New Jersey. Due to the Company's losses incurred, the Company is subject to the income tax examination by authorities since inception. The Company's policy is to recognize interest expense and penalties

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 13—Income Taxes (Continued)

related to income tax matters as tax expense. As of December 31, 2018 and 2019, there were no significant accruals for interest related to unrecognized tax benefits or tax penalties.

        In conjunction with the 2017 Act that amends the Internal Revenue Code that reduced the U.S. corporate tax rate from 35% to 21% effective January 1, 2018 and modified policies, credits, and deductions (the "Tax Act"), the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed its evaluation and determined that there was no net impact on the Company's consolidated financial statements for the year ended December 31, 2018 as the corresponding adjustment was made to the valuation allowance.

Note 14—Employee Benefit Plan

        The Company maintains a simple IRA plan (the "Plan") for employees, including named executive officers, who satisfy certain eligibility requirements. The Company has elected to make matching contributions to the Plan of 100% of every dollar each participant defers into the plan up to a maximum deferral of 3% of the participant's eligible wages. The Company made matching contributions to the Plan totaling $30,000 and $46,000 for each of the years ended December 31, 2018 and 2019.

Note 15—Related Party Transactions

Ohr Investment

        In a series of investments in November 2013 and July 2017, the Company invested a total of $150,000 to acquire a membership interest in Ohr Cosmetics, LLC ("Ohr"), an affiliated company.

        The Company owns, and the family of the Company's Executive Chairman and Chief Scientific Officer owns approximately 2.4% and 81.3%, respectively, of the membership interests in Ohr. The Executive Chairman's son is the manager of Ohr.

        In November 2013, the Company granted Ohr an exclusive worldwide license, with the right to sublicense, under the Company's patent rights covering one of the Company's CYP26 inhibitors, ANG-3522, for the use in treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under the Company's patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay the Company a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. The Company believes that the Ohr License was made on terms no less favorable to the Company than those that the Company could obtain from unaffiliated third parties.

        No revenue from this license agreement was recognized during for the years ended December 31, 2018 and 2019.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 15—Related Party Transactions (Continued)

NovaPark Investment and Lease

        As of December 31, 2018 and 2019 the Company had a 10% interest in NovaPark. Members of the Company's Executive Chairman's immediate family own a majority of the membership interests of NovaPark. The Company accounts for its aggregate 10% investment in NovaPark under the equity method. The following table provides the activity for the NovaPark investment for the years ended December 31, 2018 and 2019 (in thousands):

	For the Year Ended December 31,
	2018	2019
Beginning balance	$769	$781
Equity in earnings of equity method investment	149	223
Distribution from NovaPark	(137)	(155)

Ending balance	$781	$849

        The Company rents office and laboratory space in Uniondale, New York from NovaPark under a lease that expires June 20, 2026. For the year ended December 31, 2018, the Company recorded rent expense for fixed lease payments of $1.6 million, including $0.5 million to adjust rent to the market rate for 2011 through 2017, and variable expenses related to the lease of $0.6 million. For the year ended December 31, 2019, the Company recorded rent expense for fixed lease payments of $1.0 million and variable expenses related to the lease of $0.4 million. See Note 10.

Convertible Notes

        In connection with the issuance of the 2019 Notes (see Note 6), the Company issued convertible notes in aggregate principal amounts of $0.75 million and $0.5 million to Jay Venkatesan, M.D., the Chief Executive Officer and director of the Company, and Victor Ganzi, a director of the Company, respectively, that accrued interest at a rate of 12% interest per annum.

Consultant Fees

        Angion pays consulting fees under an agreement with the wife of the Executive Chairman of the Company for Company management services. The Executive Chairman's son received consulting fees for business development services, under an agreement, prior to when he became an employee of the Company in April 2018. For the year ended December 31, 2018, consultant fees paid to the wife and son were each approximately $0.1 million, respectively. For the year ended December 31, 2019, consultant fees paid to the wife of the Executive Chairman were approximately $0.1 million.

Other

        Dr. Michael Yamin, one of the directors of the Company, is a Scientific Advisor for Pearl Cohen Zedek Latzer Baratz LLP (Pearl Cohen). In each of the years ended December 31, 2018 and 2019, the Company paid Pearl Cohen LLP approximately $0.2 million and $0.1 million in legal fees, respectively.

        In January 2018, the Company also entered into a consulting agreement with Dr. Yamin pursuant to which he agreed to provide consulting services to the Company in the areas of

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 15—Related Party Transactions (Continued)

biomedical research and development. Pursuant to the terms of the consulting agreement, Dr. Yamin, in his capacity as a consultant, received $0.1 million during each of the years ended December 31, 2018 and 2019. Dr. Yamin resigned from the Company's Board of Directors on in March 2020. Dr. Yamin's resignation was not due to any disagreement with the Company, the Board or management of the Company.

Note 16—Subsequent Events

        The Company has completed an evaluation of all subsequent events through May 13, 2020 to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. Except as described below, the Company has concluded that no subsequent events have occurred that require disclosure within these consolidated financial statements.

(a) Convertible Preferred Stock and Convertible Notes Issuances

        In 2020, the Company filed an Amended and Restated Certificate of Incorporation, authorizing 12,000 shares of Series C Convertible Preferred Stock with 12% cumulative dividends and issued 3,108 shares Series C Convertible Preferred Stock at $642.75 per share for an aggregate of $2.0 million in cash. The Series C Convertible Preferred Stock has the right to convert to common stock at a 20% discount of the share price from a qualified financing. The Company issued broker warrants to purchase 20,742 shares of common stock at an exercise price of $0.01 in connection with the issuance of the Series C Convertible Preferred Stock.

        In 2020, the Company issued $3.7 million in aggregate principal amount of convertible notes (the "2020 Notes"). The 2020 Notes bear interest at a rate of 12% per annum, have a one-year term and the right to convert at a 20% discount of the share price from certain qualified financings. The Company issued broker warrants to purchase 20,991 shares of common stock at an exercise price of $0.01 in connection with the issuance of the 2020 Notes. 18,327 of the broker warrants were subsequently exercised.

(b) Payment Deferral Fee

        In February 2020, the Company entered into an agreement with a vendor to defer payment of certain invoices until a qualified IPO or June 30, 2020 in exchange for a 20% deferral fee. As of March 31, 2020, the deferral fee was approximately $0.8 million.

(c) Leases

        In March 2020, the Company amended its lease for office space in Fort Lee, New Jersey to expire in March 31, 2021, with an annual lease payment of approximately $0.1 million.

(d) Loan

        In April 2020, the Company was approved for and received a loan of approximately $0.9 million from Hanmi Bank under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") and the Paycheck Protection Program ("PPP") offered by the U.S. Small Business Administration ("SBA"). The loan is evidenced by a promissory note and agreement, dated April 21, 2020 (the "PPP Note"). The PPP Note proceeds are available to be used to pay for payroll costs, including

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements (Continued)
(dollar amounts in tables are in thousands, except share and per share data)

Note 16—Subsequent Events (Continued)

salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt, if any. The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Note or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning in October 2020. The SBA and U.S. Department of Treasury may continue to update guidance on the calculation of loan forgiveness, which updated guidance could affect the amount of the PPP Loan proceeds that could be forgiven. The note matures on the two year anniversary of the loan disbursement.

(e) COVID-19

        During the early months of 2020, COVID-19 emerged and has subsequently spread world-wide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mediating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders, and advisories and quarantining people who may have been exposed to the virus. The effect of these orders, government imposed quarantines and measures the Company would take, such as work-at-home policies, may negatively impact productivity, disrupt the Company's business and could delay the clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in operations could negatively impact the Company's business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt the Company's supply chain.

(f) Forward Stock Split

        On January 25, 2021, the board of directors of the Company approved an amendment to the Company's certificate of incorporation to effect a forward stock split ("Forward Split") of shares of the Company's common stock on a one-for 1.55583 basis, which was effected on February 1, 2021. All references to common stock, convertible preferred stock, warrants to purchase common stock, stock options, RSAs, RSUs, PSUs, per share amounts and related information contained in the consolidated financial statements have been retroactively adjusted to reflect the effect of the forward stock split for all periods presented. No fractional shares of the Company's common stock were issued in connection with the Forward Split. Any fractional share resulting from the Forward Split was rounded down to the nearest whole share, and any stockholder entitled to fractional shares as a result of the Forward Split will receive a cash payment in lieu of receiving fractional shares.

ANGION BIOMEDICA CORP.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2019	September 30, 2020	Pro Forma September 30, 2020
		(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$5,571	$14,111	$19,111
Grants receivable	440	526	526
Prepaid expenses and other current assets	95	2,693	2,693

Total current assets	6,106	17,330	22,330

Long-term assets
Property and equipment, net	209	154	154
Right of use assets	4,572	4,205	4,205
Investments in related parties	999	1,055	1,055

Total long-term assets	5,780	5,414	5,414

Total assets	$11,886	$22,744	$27,744

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$11,239	$4,647	$4,647
Accrued expenses	2,661	4,721	4,721
Lease liability—short-term	1,033	592	592
Warrant liability	5,794	7,055	148
Convertible promissory notes payable at fair value	5,848	40,528	—
Series C convertible preferred stock at amortized cost	—	21,248	—
Series C convertible preferred stock at fair value	—	2,244	—
Other short-term debt	—	260	260

Total current liabilities	26,575	81,295	10,368

Lease liability—long-term	3,897	4,006	4,006
Other long-term debt	—	635	635

Total liabilities	30,472	85,936	15,009

Commitments and contingencies—Note 14
Stockholders' (deficit) equity
Series A convertible preferred stock, $0.01 par value per share; 19,448 authorized shares as of December 31, 2019 and none authorized as of September 30, 2020; none issued or outstanding as of December 31, 2019, September 30, 2020 and pro forma September 30, 2020	—	—	—
Series B convertible preferred stock, $0.01 par value per share; 73,707 authorized shares and none authorized as of September 30, 2020; none issued or outstanding as of December 31, 2019, September 30, 2020 and pro forma September 30, 2020	—	—	—
Common stock, $0.01 par value per share; 46,674,809 authorized shares; 14,758,718 and 15,521,291 shares issued as of December 31, 2019 and September 30, 2020, respectively; 14,446,554 and 15,209,127 shares outstanding as of December 31, 2019 and September 30, 2020, respectively; 300,000,000 shares authorized; 22,158,107 shares issued and outstanding pro forma September 30, 2020	148	155	223
Treasury stock, 312,164 shares outstanding as of each of December 31, 2019 and September 30, 2020; shares issued and outstanding pro forma September 30, 2020	(1,810)	(1,810)	(1,810)
Additional paid-in capital	63,531	70,215	147,197
Accumulated other comprehensive loss	—	(65)	(65)
Accumulated deficit	(80,455)	(131,687)	(132,810)

Total stockholders' (deficit) equity	(18,586)	(63,192)	12,735

Total liabilities and stockholders' (deficit) equity	$11,886	$22,744	$27,744

The accompanying notes are an integral part of these condensed consolidated financial statements.

ANGION BIOMEDICA CORP.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2019	2020
Revenue:
Grant revenue	$791	$2,421

Total revenue	791	2,421

Operating expenses:
Cost of grant revenue	341	1,064
Research and development	19,390	27,912
General and administrative	5,458	14,868

Total operating expenses	25,189	43,844

Loss from operations	(24,398)	(41,423)

Other income (expense)
Change in fair value of warrant liability	(660)	(1,261)
Change in fair value of convertible notes	—	(5,711)
Change in fair value of Series C convertible preferred stock	—	10
Foreign exchange transaction gain	—	344
Earnings in equity method investment	167	56
Interest income (expense), net	248	(3,247)

Total other income (expense)	(245)	(9,809)

Net loss	$(24,643)	$(51,232)

Other comprehensive loss:
Foreign currency translation adjustment	—	(65)

Comprehensive loss	$(24,643)	$(51,297)

Net loss per common share, basic and diluted	$(1.71)	$(3.51)

Weighted average common shares outstanding, basic and diluted	14,442,294	14,609,213

Pro forma net loss per common share, basic and diluted (unaudited)		$(3.03)

Weighted average common shares outstanding used in computing pro forma net loss per common share, basic and diluted (unaudited)		16,899,691

The accompanying notes are an integral part of these condensed consolidated financial statements.

ANGION BIOMEDICA CORP.
Condensed Consolidated Statements of Stockholders' (Deficit) Equity
(Unaudited)
(in thousands, except share amounts)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Loss		Total Stockholders' (Deficit) Equity
					Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	14,689,032	$147	(258,797)	$(1,524)	$60,085	$—	$(39,797)	$18,911
Exercise of broker warrants	24,267	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(4)	—	—	—	—	—
Stock-based compensation	45,419	1	—	—	2,182	—	—	2,183
Net loss	—	—	—	—	—	—	(24,643)	(24,643)

Balance as of September 30, 2019	14,758,718	$148	(258,801)	$(1,524)	$62,267	$—	$(64,440)	$(3,549)

Balance as of December 31, 2019	14,758,718	$148	(312,164)	$(1,810)	$63,531	$—	$(80,455)	$(18,586)
Issuance of broker warrants	—	—	—	—	3,095	—	—	3,095
Exercise of broker warrants	569,701	6	—	—	(2)	—	—	4
Exercise of stock options	192,872	1	—	—	37	—	—	38
Stock-based compensation	—	—	—	—	3,554	—	—	3,554
Foreign currency translation adjustment	—	—	—	—	—	(65)	—	(65)
Net loss	—	—	—	—	—	—	(51,232)	(51,232)

Balance as of September 30, 2020	15,521,291	$155	(312,164)	$(1,810)	$70,215	$(65)	$(131,687)	$(63,192)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ANGION BIOMEDICA CORP.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2019	2020
Cash flows from operating activities
Net loss	$(24,643)	$(51,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	32	86
Amortization of right of use assets	329	396
Amortization of debt issuance costs	—	2,740
Non-cash placement agent fee	—	1,683
Stock-based compensation	1,907	3,554
Change in fair value of convertible notes	—	5,711
Change in fair value of Series C convertible preferred stock	—	(10)
Change in fair value of warrant liability	660	1,261
Impairment of leased assets	—	58
Earnings from equity investment	(167)	(56)
Changes in operating assets and liabilities:
Grants receivable	(542)	(86)
Prepaid expenses and other assets	(266)	(2,568)
Accounts payable	4,849	(6,530)
Accrued expenses	(1,965)	1,951
Lease liabilities	(348)	(437)

Net cash used in operating activities	(20,154)	(43,479)
Cash flows from investing activities
Purchases of property and equipment	(206)	(31)

Net cash used in investing activities	(206)	(31)
Cash flows from financing activities
Proceeds from issuance of convertible notes and warrants	—	31,223
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	—	20,047
Proceeds from loan from Paycheck Protection Program of the 2020 CARES Act	—	895
Exercise of broker warrants	—	4
Exercise of stock options	—	38

Net cash provided by financing activities	—	52,207
Effect of foreign currency on cash	—	(157)
Net increase (decrease) in cash and cash equivalents	(20,360)	8,540
Cash and cash equivalents at the beginning of the period	25,512	5,571

Cash and cash equivalents at the end of the period	$5,152	$14,111

Supplemental disclosure of noncash investing and financing activities:
Issuance of broker warrants with Series C convertible preferred stock	$—	$1,412
Conversion of convertible notes to Series C convertible preferred stock	$—	$2,254
Accrued interest premium for Series C convertible preferred stock	$—	$127
Shares issued for accrued compensation	$275	$—
Right of use assets obtained in exchange for operating lease liabilities	$5,018	$585

The accompanying notes are an integral part of these condensed consolidated financial statements.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements

Note 1—Organization

        Angion Biomedica Corp. ("Angion" or the "Company") is a late-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. The Company was incorporated in Delaware in 1998.

Liquidity and Capital Resources

        Since inception, the Company has devoted substantially all of its efforts and financial resources to conducting research and development activities, including drug discovery and pre-clinical studies and clinical trials, establishing and maintaining its intellectual property portfolio, organizing and staffing the Company, business planning, raising capital and providing general and administrative support for these operations. The Company has incurred losses from operations and negative cash flows from operating activities since inception and expects to continue to incur substantial losses for the next several years as it continues to fully develop and, if approved, commercialize its product candidates. As of September 30, 2020, the Company had $14.1 million in cash and cash equivalents and an accumulated deficit of $131.7 million. Since inception, the Company has funded its operations through United States government grants, the issuance of convertible notes, sales of convertible preferred stock and common stock and warrants and licensing agreements.

        The planned expansion of the Company's clinical and discovery programs will require significant additional funds beyond those projected to be obtainable by existing funds, and currently funded and future grants. There is no assurance sufficient financing will be available when needed to allow the Company to continue as a going concern.

        A novel strain of coronavirus SARS-CoV-2 and the resulting disease, coronavirus disease 2019 (COVID-19), were first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization. COVID-19 has placed strains on the providers of healthcare services, including the healthcare institutions where the Company conducts its clinical trials. These strains have resulted in institutions prohibiting the initiation of new clinical trials, enrollment in existing trials and restricting the on-site monitoring of clinical trials, and impacted the Company's studies and clinical trials. The Company is continuing to evaluate the impact of the COVID-19 restrictions on its expected pace of enrollment, as such impacts could delay the timing of topline results in its studies and clinical trials. At this time, the Company does not expect any disruption in its supply chain of drugs necessary to conduct its clinical trials and given its drug inventories, and the Company believes it will be able to supply the drug needs of its clinical trials in 2020. However, the Company is continuing to evaluate its clinical supply chain in light of the COVID-19 pandemic.

        The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 1—Organization (Continued)

        The Company's ability to continue as a going concern is dependent upon its ability to raise additional funding. The Company plans to raise substantial additional funds through public or private equity offerings or debt financings or other sources of capital, including collaborations, licenses, credit or loan facilities, receipt of research contributions or grants, or a combination of one or more of these funding sources. While management believes these plans to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not within its control. Adequate funding may not be available to the Company on acceptable terms, or at all. This may be particularly true during the COVID-19 pandemic, when the global capital markets are experiencing extreme volatility. To the extent the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting the Company's ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to it and/or may reduce the value of its common stock. If the Company fails to raise additional funds or enter into such agreements when needed, it may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates itself. Accordingly, there are material risks and uncertainties that raise substantial doubt about the Company's ability to continue as a going concern.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The Company's condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Angion Biomedica Europe Limited (inactive), and its wholly owned subsidiary, Angion Pty Ltd., which was established on August 22, 2019. The Company established Angion Pty Ltd., an Australian subsidiary, for the purposes of qualifying for research credits for studies conducted in Australia. All intercompany balances and transactions have been eliminated.

Unaudited Interim Condensed Consolidated Financial Statements

        The accompanying condensed consolidated balance sheet as of September 30, 2020, the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2019 and 2020, the condensed consolidated statement shareholders' (deficit) equity as of September 30, 2020, the condensed consolidated statements of cash flows for the nine months ended September 30, 2019 and 2020, and the related interim disclosures are unaudited. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP ("GAAP") for interim financial information. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC"), and Accounting Standards Update ("ASU"), of the Financial Accounting Standards Board ("FASB"). These unaudited condensed consolidated financial statements include all adjustments necessary to fairly state the financial position and the results of

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

our operations and cash flows for interim periods in accordance with GAAP. Interim results are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto for the year ended December 31, 2019, which are included elsewhere in this prospectus.

Use of Estimates

        The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates in the Company's condensed consolidated financial statements relate to accrued expenses, the valuation of common stock, convertible notes, Series C convertible preferred stock recorded at fair value, stock options and warrants, and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Segments

        Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

Unaudited Pro Forma Financial Information

        Immediately prior to the completion of an initial public offering ("IPO") of the Company's common stock, all outstanding shares of convertible preferred stock and convertible promissory notes will convert into shares of common stock and certain common stock warrants will be net exercised into shares of common stock. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding shares of convertible preferred stock and convertible promissory notes into shares of common stock and the net exercise of certain of the Company's common stock warrants. The unaudited pro forma net loss per common share for the nine months ended September 30, 2020 has been computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock and convertible promissory notes into shares of common stock and the net exercise of certain common stock warrants as if such conversion or net exercise had occurred at the beginning of the period or their issuance dates, if later. The unaudited pro forma net loss per common share does not include the shares of common stock expected to be sold in, and related proceeds to be received from, the IPO.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

        There was no restricted cash as of December 31, 2019 or September 30, 2020.

Concentrations of Credit Risk and Off-Balance Sheet Risk

        Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company's cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

        The Company maintains its cash equivalents in securities and money market funds with original maturities less than three months.

  The Company has no financial instruments with off-balance sheet risk of loss.

Grants Receivable

        Grants receivable is comprised of unbilled amounts due from various grants from U.S. government agencies for costs incurred prior to the period end under reimbursement contracts. All amounts are readily available for draw from the Federal Government Payment Management System and, accordingly, no allowance for doubtful amounts has been established. If amounts become uncollectible, they are charged to operations.

Deferred Offering Costs

        Deferred offering costs consist of legal and accounting fees incurred through the balance sheet date that are directly related to the Company's planned IPO and will be reflected as issuance costs upon the completion of the planned offering. Should the planned offering prove to be unsuccessful, these deferred costs as well as any additional expenses to be incurred will be charged to operations. As of September 30, 2020, $1.5 million of deferred offering costs were included in prepaid expenses and other current assets in the condensed consolidated balance sheet. There were no deferred offering costs as of December 31, 2019.

Convertible Notes Payable at Fair Value

        As permitted under ASC 825, Financial Instruments ("ASC 825"), the Company has elected the fair value option for recognition of its convertible notes. In accordance with ASC 825, the Company recognizes these convertible notes at fair value with changes in fair value recognized in the condensed consolidated statements of operations. The fair value option may be applied instrument by instrument, but it is irrevocable. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in general and administrative expense in earnings as incurred and not deferred. The estimated fair value of the convertible notes is determined by utilizing a present value cash flow model and the values of the equity underlying the conversion

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

options were estimated using company equity values implied from the Subject Company Transaction Method which includes the back-solve and scenario-based methods (Probability Weighted Expected Return Method). See Note 3. Accrued interest for the notes has been included in the change in fair value of convertible notes in the condensed consolidated statements of operations.

Foreign Currency Translation and Transactions

        The assets, liabilities and results of operations of Angion Pty Ltd. are measured using their functional currency, the Australian dollar, which is the currency of the primary foreign economic environment in which this subsidiary operates. Upon consolidating this entity with the Company, its assets and liabilities are translated to U.S. dollars at currency exchange rates as of the balance sheet date and its revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating this entity's financial statements are reported in accumulated other comprehensive loss in the condensed consolidated balance sheets and foreign currency translation adjustment in the condensed consolidated statements of operations. Foreign currency transaction gains, primarily related to intercompany loans are a component of other income (expense) in the condensed consolidated statements of operations.

Leases

        The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the condensed consolidated balance sheets as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

        In calculating the right of use assets and lease liabilities, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Research and Development

        Research and development costs are charged to expense when incurred. Research and development includes costs such as clinical trial expenses, rent and facilities costs for the research facility, salaries and personnel costs for individuals directly engaged in research, equipment and materials.

        The Company has agreements with various Contract Research Organizations ("CROs") and third-party vendors. Research and development accruals of amounts due to the CRO are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued expenses on the balance sheets. Payments made to CROs

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

under this arrangement in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Income Taxes

        Income taxes are recorded in accordance with ASC 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Warrant Liability

        The Company accounts for certain common stock warrants outstanding as a liability, in accordance with ASC 815, Derivatives and Hedging, at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each reporting period until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations as a component of other income (expense). The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock.

Investments in Related Party Entities

        The Company holds a 10% and a 2.4% interest in two entities, NovaPark, LLC ("NovaPark") and Ohr Cosmetics, LLC ("Ohr"), respectively. There is common ownership between the Executive Chairman of the Company and each entity. See Note 15. In accordance with ASC 323, Investments—Equity Method and Joint Ventures, the Company has significant influence but not control over NovaPark as its ownership in the limited liability company exceeds 3-5%. Accordingly, the Company records the NovaPark investment under the equity method of accounting. The Ohr investment is recorded at cost.

Treasury Stock

        The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

reduction to stockholders' (deficit) equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Grant Revenue

        The Company concluded that the Company's government grants are not within the scope of ASC Topic 606, Revenue from Contracts with Customers (ASC Topic 606), as they do not meet the definition of a contract with a customer. The Company has concluded that the grants meet the definition of a contribution and are non-reciprocal transactions, and have also concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply, as the Company is a business entity and the grants are with governmental agencies.

        In the absence of applicable guidance under GAAP, the Company developed a policy for the recognition of grant revenue when the allowable costs are incurred and the right to payment is realized.

        The Company believes this policy is consistent with the overarching premise in ASC Topic 606, to ensure that revenue recognition reflects the transfer of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, even though there is no exchange as defined in ASC Topic 606. The Company believe the recognition of revenue as costs are incurred and amounts become realizable is analogous to the concept of transfer of control of a service over time under ASC Topic 606.

Stock-Based Compensation

        The Company accounts for all stock-based payments to employees and non-employees, including grants of stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), including restricted stock units with non-market performance and service conditions ("PSUs") to be recognized in the financial statements, based on their respective grant date fair values. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. The RSAs, RSUs and PSUs are valued based on the fair value of the Company's common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company records expense for stock-based compensation related to stock options, RSAs and RSUs over the requisite service period. As the PSUs have a performance condition, compensation expense is recognized for each vesting tranche over the respective requisite service period of each tranche if and when the Company's management deems it probable that the performance conditions will be satisfied. The Company may recognize a cumulative true-up adjustment related to PSUs once a condition becomes probable of being satisfied if the related service period had commenced in a prior period. All share-based compensation costs are recorded in general and administrative or research and development costs in the statements of operations based upon the respective employees or non-employee's roles within the Company. Forfeitures are recorded as they occur.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements:

Standards implemented

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820),—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company's adoption of this guidance as of January 1, 2020, did not have a material impact on its condensed consolidated financial statements and related disclosures.

Standards to be implemented

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU sets forth a "current expected credit loss" model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. This ASU is effective for smaller reporting companies in calendar year 2023. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.

        In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.

        In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. ASU No. 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU No. 2020-06 is effective for public companies for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for annual periods beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Net Loss Per Share

        Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share excludes the potential impact of convertible preferred stock, common stock options, warrants and unvested shares of restricted stock and restricted stock units because their effect would be anti-dilutive due to the Company's net loss. Since the Company had net losses for the nine months ended September 30, 2019 and 2020, basic and diluted net loss per common share are the same.

        The table below provides potentially dilutive securities not included in the calculation of the diluted net loss per share because to do so would be anti-dilutive:

	For the Nine Months ended September 30,
	2019	2020
Shares issuable upon exercise of stock options	2,677,763	3,337,481
Shares issuable upon the exercise of warrants	3,006,409	2,836,351
Shares issuable upon conversion of the convertible notes(1)	—	5,620,493
Shares issuable upon conversion of the Series C preferred stock(1)	—	4,470,308
Non-vested shares under restricted stock unit grants	—	77,789
Non-vested shares under restricted stock grants	38,895	8,509

Total	5,723,067	16,350,931

(1)
The number of shares issuable upon conversion of the 2019 Notes, 2020 Notes and Series C preferred stock has been estimated using the Company's common stock fair value at September 30, 2020, discounted by 20%.

        For the nine months ended September 30, 2019 and 2020, the PSUs are not included in the above table as awards with performance conditions are not included in the calculation of diluted earnings per share until the performance conditions for the PSUs are considered probable.

Pro Forma Net Loss Per Common Share (Unaudited)

        Basic and diluted pro forma net loss per common share is computed to give effect to the automatic conversion of all convertible preferred stock, convertible notes and certain common stock warrants using the if converted method as though the conversion had occurred as of September 30, 2020. Pro forma net loss per common share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        The following table represents the calculation of basic and diluted pro forma net loss per common share for the nine months ended September 30, 2020:

Pro forma September 30, 2020
(Unaudited)
Net loss, attributable common stockholders	(51,232)

Weighted average shares of common stock outstanding used to compute net loss per share basic	14,609,213
Pro forma adjustments to reflect conversion of convertible notes	763,059
Pro forma adjustments to reflect conversion of convertible preferred stock	563,848
Pro forma adjustments to reflect vesting of performance stock unit grants	119,236
Pro forma adjustments to reflect conversion of warrants	844,335

Weighted-average shares to compute pro forma net loss per share available to common stockholders, basic and diluted	16,899,691

Pro forma net loss per common share, basic and diluted	$(3.03)

        Due to net losses for the nine months ended September 30, 2020, basic and diluted pro forma net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the period presented:

Pro forma September 30, 2020
(Unaudited)
Shares issuable upon exercise of stock options	3,337,481
Shares issuable upon exercise of warrants	1,331,190
Non-vested shares under restricted stock unit grants	77,789
Non-vested shares under restricted stock grants	8,509

Total	4,754,969

Note 3—Fair Value Measurements

        Fair value is determined using the principles of ASC 820, Fair Value Measurement. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:

Level 1:	Observable inputs such as quoted prices in active markets.
Level 2:	Inputs are observable for the asset or liability either directly or through corroboration with observable market data.
Level 3:	Unobservable inputs.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

        The Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

        The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement. There were no transfers made among the three levels in the fair value hierarchy for the nine months ended September 30, 2019 and 2020.

        The following table classifies the Company's financial assets and liabilities measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2019 and September 30, 2020 (in thousands):

	Fair Value Measured at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets included in:
Cash and cash equivalents—Money market securities	$2,400	$—	$—	$2,400

Total fair value	$2,400	$—	$—	$2,400

Liabilities included in:
Convertible notes	$—	$—	$5,848	$5,848
Warrants			5,794	5,794

Total fair value	$—	$—	$11,642	$11,642

	Fair Value Measured at September 30, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets included in:
Cash and cash equivalents—Money market securities	$1	$—	$—	$1

Total fair value	$1	$—	$—	$1

Liabilities included in:
Convertible notes	$—	$—	$40,528	$40,528
Warrants	—	—	7,055	$7,055
Series C convertible preferred stock	—	—	2,244	$2,244

Total fair value	$—	$—	$49,827	$49,827

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

        The following table presents changes in Level 3 liabilities measured at fair value for the nine months ended September 30, 2020 (in thousands):

	Warrant Liability	Convertible Notes	Series C Convertible Preferred Stock at Fair Value	Total
Balance—December 31, 2019	$5,794	$5,848	$—	$11,642
Issuance of convertible notes and warrants	—	31,223	—	31,223
Exchange of outstanding convertible notes for Series C convertible preferred stock	—	(2,254)	2,254	—
Change in fair value	1,261	5,711	(10)	6,962

Balance—September 30, 2020	$7,055	$40,528	$2,244	$49,827

        Both observable and unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long- dated volatilities) inputs. The changes in the fair value of the convertible notes and Series C convertible preferred stock for which the fair value option was elected and the warrants for the nine months ended September 30, 2020 were primarily attributable to changes in the Company's total equity.

        The Company used a present value cash flow model to measure the fair value of the Notes and Series C convertible preferred stock recorded at fair value. The values of the equity underlying the conversion options in the model were estimated using equity values implied from the Subject Company Transaction Method which includes the back-solve and scenario-based methods (Probability Weighted Expected Return Method). The fair value of the Notes was impacted by the model selected as well as assumptions surrounding unobservable inputs. Key unobservable inputs include the expected volatility of the underlying equity, and the timing of an expected liquidity event.

        The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock at each measurement date. The fair value of the warrants was impacted by the model selected as well as assumptions surrounding unobservable inputs including the underlying equity value, expected volatility of the underlying equity, risk free interest rate and the expected term.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

        A summary of the weighted-average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company's convertible debt that is categorized within Level 3 of the fair value hierarchy as of December 31, 2019 and September 30, 2020 was as follows:

  Convertible Debt

	As of December 31, 2019	As of September 30, 2020
Contractual term (years)	1.0	1.0
Volatility (annual)	76.6%	87.3%
Risk-free rate	1.6%	0.1%
Dividend yield (per share)	0.0%	0.0%

        A summary of the weighted-average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company's warrant liabilities that are categorized within Level 3 of the fair value hierarchy as of December 31, 2019 and September 30, 2020 was as follows:

  Warrants

	As of December 31, 2019	As of September 30, 2020
Strike price	$10.05	$10.04
Contractual term (years)	8.5	7.8
Volatility (annual)	76.6%	87.3%
Risk-free rate	1.6%	0.1%
Dividend yield (per share)	0.0%	0.0%

Note 4—Property and Equipment, Net

        The Company's property and equipment, net was comprised of the following (in thousands):

	Estimated Useful Life (in years)	As of December 31, 2019	As of September 30, 2020
Equipment	5	$491	$498
Furniture and fixtures	3	27	27
Leasehold improvements	5	19	43

Total property and equipment		537	568
Less: accumulated depreciation		(328)	(414)

Property and equipment, net		$209	$154

        Depreciation expense for the nine months ended September 30, 2019 and 2020 was $32,000 and $86,000, respectively.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 5—Prepaid and Other Current Assets

        Prepaid and Other Current Assets were comprised of the following (in thousands):

	As of December 31, 2019	As of September 30, 2020
Deferred offering costs	$—	$1,524
Prepaid CRO fees	—	446
Security deposit for research and development costs	—	212
Research and development tax credit	—	281
Other	95	230

Total prepaid and other current assets	$95	$2,693

Note 6—Accrued Expenses

        Accrued expenses were comprised of the following (in thousands):

	As of December 31, 2019	As of September 30, 2020
Accrued compensation	$2,105	$2,605
Accrued direct research costs	184	985
Accrued operating expenses	372	493
Accrued interest	—	638

Total accrued expenses	$2,661	$4,721

Note 7—Convertible Notes Payable

        During 2019, the Company issued $5.3 million of convertible notes to various investors, all of which are due approximately one year from the date of issuance (the "2019 Notes"). During the nine months ended September 30, 2020, the Company issued $31.2 million in aggregate principal amount of convertible notes (the "2020 Notes"). The 2019 Notes and the 2020 Notes bore interest at a rate of 12% per annum, had a one-year term and the right to convert at the lesser of a 20% discount to the share price and $11.57 per share.

        The Company has elected the fair value option for recognition of the 2019 Notes and the 2020 Notes. As such, the 2019 Notes and the 2020 Notes are recognized at fair value with changes in fair value recognized in the condensed consolidated statements of operations. Accrued interest for the notes has been included in the change in fair value of convertible notes in the condensed consolidated statements of operations.

        In connection with the issuance of the 2020 Notes, the Company issued equity-classified broker warrants to purchase 214,305 shares of common stock, at an exercise price of $0.01, with an initial fair value of $1.7 million which has been recorded as general and administrative expenses.

        In July and August 2020, the Company exchanged (the "Note Exchange") $7.0 million in aggregate principal amount of the 2019 Notes and the 2020 Notes for $7.5 million in aggregate

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 7—Convertible Notes Payable (Continued)

principal amount of new convertible notes (the "New 2020 Notes"). The increase in $0.5 million was the accrued interest balance for the 2019 Notes and the 2020 Notes upon the Note Exchange. The New 2020 Notes bear interest at a rate of 12% per annum and have a one-year term from the date of the exchange and the right to convert at a 20% discount of the share price, with a price cap of $11.57 per share, from certain qualified financings. The Note Exchange was recognized as a modification, with changes to fair value accounted for on a prospective basis. As the Company had elected the fair value option for the 2019 Notes and 2020 Notes, the changes in fair value from the modification were included in change in fair value of convertible notes in the condensed consolidated statements of operations.

        In August 2020, the Company exchanged $1.9 million in aggregate principal amount of the 2019 Notes and the 2020 Notes, with a fair value of $2.3 million for 3,042 shares of Series C convertible preferred stock at $642.75 per share, or $2.0 million. The increase of $0.1 million was the accrued interest balance for the 2019 Notes and the 2020 Notes upon this exchange. See Note 8.

Note 8—Series C Convertible Preferred Stock

        In January 2020, the Company filed an Amended and Restated Certificate of Incorporation, authorizing 12,000 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") with 12% per annum cumulative dividends unless the Company fails to redeem any outstanding Series C Preferred Stock in full on the redemption date, then the dividend will increase to 15.0% per annum until the Series C Preferred Stock has been fully redeemed. Unless earlier converted, the Series C Preferred Stock shall be redeemed on the earlier to occur of: (i) the first anniversary of its issuance date, (ii) the date of a change in control, as defined, or (iii) the date of the occurrence of an event of default, as defined. Each share of Series C Preferred Stock and all accrued and unpaid dividends, at the option of the holders of Series C Preferred Stock, may be converted in whole or in part into equity shares of the Company issued in a future financing at 80% of the fair value of the shares issued in such financing.

        In July 2020, the Company filed an Amended and Restated Certificate of Incorporation, increasing the authorized number of shares of Series C Preferred Stock to 40,000 shares of Series C Convertible Preferred Stock and included a cap price of $11.57 per share on the conversion price of the Series C Convertible Preferred Stock into equity shares of the Company issued in a future financing.

        In the nine months ended September 30, 2020, the Company issued 34,928 shares of Series C Preferred Stock at $642.75 per share for gross proceeds of $22.3 million. In conjunction with the offering, the Company paid fees to third parties aggregating $2.2 million and issued equity-classified warrants to brokers to purchase 178,982 shares of common stock at an exercise price of $0.01 (the "Broker Warrants") with an initial fair value of $1.4 million. The initial recognition of the warrant liability, direct fees and settlement premium of $5.6 million resulted in a discount of $9.3 million.

        Based on management's assessment of the predominant settlement features of the Series C Preferred Stock, the instrument is recognized as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity. The initial carrying value of the Series C Preferred Stock is accreted to the settlement value, the fair value of the securities to be issued upon the conversion of

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 8—Series C Convertible Preferred Stock (Continued)

the Series C Preferred Stock. The discount to the settlement value is accreted to interest expense using the effective interest method.

        In August 2020, the Company exchanged (the "Series C Exchange") $1.9 million in aggregate principal amount of the 2019 Notes and the 2020 Notes, with a fair value of $2.3 million into 2,804 shares of Series C convertible preferred stock (the "Exchanged Series C Shares"). The Series C Exchange is accounted for as a modification, thus upon the date of the Series C Exchange the fair value of $2.3 million of the exchanged 2019 Notes and the 2020 Notes has been included in Series C convertible preferred stock in the condensed consolidated balance sheets. As the Company had elected the fair value option for the 2019 Notes and the 2020 Notes exchanged in the Series C Exchange, the Exchanged Series C Shares will be recognized at fair value pursuant to the prior fair value option election. Changes in the fair value of Series C convertible preferred stock will be recorded in the condensed consolidated statements of operations.

        The following table summarizes the aggregate values recorded for the Series C Preferred Stock as of September 30, 2020 (in thousands):

	At Issuance	As of September 30, 2020
Series C convertible preferred stock recorded at amortized cost:
Principal	$22,308	$22,308
Settlement premium	5,577	5,577
Unamortized discounts and fees	(9,250)	(6,637)

Net carrying amount	$18,635	$21,248

Series C convertible preferred stock recorded at fair value:
Series C convertible preferred stock issued in exchange for convertible notes		2,254
Change in fair value of Series C convertible preferred stock exchanged for convertible notes		(10)

Total Series C convertible preferred stock		$23,492

Note 9—Stockholders' (Deficit) Equity

Equity Issuances

        In March 2019, the Company issued an aggregate of 45,419 shares of its common stock with an aggregate fair value of $0.3 million in lieu of compensation earned by Jay Venkatesan, M.D., the Chief Executive Officer and director of the Company, from the period from May 1, 2018 through March 30, 2019.

Treasury Stock

        As of December 31, 2019 and September 30, 2020, $1.8 million was included in treasury stock in the condensed consolidated balance sheets.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation

Stock Options

        The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company determines the estimated fair value of its common stock using scenario-based methods (Probability Weighted Expected Return Method). Scenarios were based both on IPO ranges and the Subject Company Transaction Method which includes the back-solve. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company's stock options for employees has been determined utilizing the "simplified" method for awards. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

  The following assumptions were used to estimate the fair value of stock option awards:

For the Nine Months ended September 30,
	2019	2020
Risk-free interest rate	1.8% - 2.7%	0.3% - 1.5%
Expected dividend yield	—	—
Expected term in years	5.3 - 10.0	5.0 - 7.0
Expected volatility	78.8% - 79.7%	76.7% - 82.9%

        The following table summarizes stock option activity during the nine months ended September 30, 2020:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Total Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	2,835,689	$5.65	8.3	$4,304
Options granted	1,265,168	8.17	8.9	251
Options cancelled	(508,581)	6.38	—	—
Options exercised	(192,872)	0.20	—	—
Options expired	(61,923)	6.84	—	—

Outstanding as of September 30, 2020	3,337,481	$6.79	8.6	$4,476

Options vested and exercisable	1,713,792	$6.08	7.6	$3,267

        The aggregate intrinsic value in the above table is calculated as the difference between the estimated fair value of the Company's common stock price and the exercise price of the stock options. The weighted-average grant date fair value per share for the stock option grants during the nine months ended September 30, 2020 was $5.57. As of September 30, 2020, the total

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

unrecognized compensation related to unvested stock option awards granted was $5.3 million, which the Company expects to recognize over a weighted average period of approximately 1.0 years.

Restricted Stock and Restricted Stock Units

        The Company's RSA and RSU activity for the nine months ended September 30, 2020 is as follows:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value Per Share	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2019	29,171	$6.05	38,895	$6.50
Granted	—	—	48,618	9.15
Released	(20,662)	$6.05	—	6.50

Outstanding as of September 30, 2020	8,509	$6.05	87,513	$7.98

Vested as of September 30, 2020	—	$—	9,724	$6.50

        The following table summarizes the total stock-based compensation expense for the stock options, RSUs, RSAs and compensation issued in shares (see Note 9) recorded in the condensed consolidated statements of operations (in thousands):

	For the Nine Months Ended September 30,
	2019	2020
Research and development	$1,059	$1,620
General and administrative	848	1,934

Total	$1,907	$3,554

Performance-based Restricted Stock Units

        As of September 30, 2020, the Company had 556,530 PSUs outstanding that were granted in June 2019. Vesting of the PSUs is dependent upon the satisfaction of both a service condition and a performance condition, an initial public offering or a change of control, as defined in the 2015 Plan. As the performance conditions for the PSU were not considered probable, no compensation expense related to these awards has been recorded for the nine months ended September 30, 2020.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 11—Warrants

        As of December 31, 2019 and September 30, 2020, the outstanding warrants to purchase the Company's common stock were comprised of the following:

				Warrants as of
	Classification	Exercise Price	Expiration Date	December 31, 2019	September 30, 2020
Warrants issued with 2015 Notes	Liability	$6.43	7/5/28	388,396	388,396
Warrants issued with 2016 Notes	Liability	$6.43	7/5/28	538,933	538,933
Warrants issued with 2017 Notes	Liability	$6.43	7/5/28	79,265	79,265
Warrants issued with 2018 Notes	Liability	$6.43	7/5/28	498,567	498,567
Warrants issued with Conversion of Notes to Common Stock	Equity	$8.03	8/31/23	238,779	238,779
Warrants issued with Units in the Equity Offering	Equity	$8.03	8/31/23	1,001,206	1,001,206
Broker Warrants issued with Equity Offering	Equity	$0.01	8/31/25	193,640	48,485
Broker Warrants issued with 2019 Notes	Equity	$0.01	1/30/20	40,087	—
Broker Warrants issued with Series C Convertible Preferred Stock	Equity	$0.01	10/14/20	—	3,214
Consultant Warrants	Liability	$7.60	8/31/28	50,977	39,506

Total Warrants				3,029,850	2,836,351

        In accordance with ASC 815, the warrants classified as liabilities are recorded at fair value at the issuance date, with changes in the fair value recognized in the condensed consolidated statements of operations at the end of each reporting period. For the nine months ended September 30, 2019 and 2020, the decrease in the fair value of the warrants of $0.7 million and the increase in the fair value of the warrants of $1.3 million, respectively, are recognized in change in fair value of warrant liability in the condensed consolidated statements of operations.

        In accordance with ASC 815, the warrants classified as equity do not meet the definition of a derivative and are classified in stockholders' (deficit) equity in the condensed consolidated balance sheets.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 11—Warrants (Continued)

        The Company's warrant activity for the nine months ended September 30, 2020 is as follows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Balance—Outstanding at December 31, 2019	3,029,850	$6.61	6.35
Granted	393,287	0.01	—
Exercised	(569,698)	0.01	—
Expired	(17,088)	5.11	—

Balance—Outstanding at September 30, 2020	2,836,351	$7.03	5.64

Note 12—Leases

        The Company leases office and laboratory space in Uniondale, New York from NovaPark, a related party, under an agreement classified as an operating lease that expires comprising approximately 43,000 square feet June 20, 2026. See Note 15. The Company's lease does not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company's share of the landlord's operating expenses and a management fee. The Company does not act as a lessor or have any leases classified as financing leases.

        The Company leases office space in Fort Lee, New Jersey, for approximately $0.1 million per year, under a non-cancelable operating lease through March 31, 2021 however, this arrangement is excluded from the calculation of lease liabilities and right of use assets as its term is less than one year. The lease is subject to charges for common area maintenance and other costs, and base rent is subject to an annual increase in 1% of each subsequent year.

        During 2018, the Company entered into agreements for office space in Boston, Massachusetts and San Francisco, California for a term of two months with continual renewals. These agreements do not meet the definition of a lease in accordance with Topic 842.

        During 2019, the Company entered into a sublease agreement for office space in San Francisco, California. This lease commenced in February 2020 and subsequently cancelled on June 30, 2020. For the nine months ended September 30, 2020, the Company recorded $0.1 million of expense for this lease. There are no additional payments due under this lease.

        In July 2020, the Company entered into a lease for lease for office furniture in San Francisco, California to expire in July 2025, with an annual lease payment of approximately $13,000. For the nine months ended September 30, 2020, a $0.1 million impairment of leased assets is included in general and administrative expenses in the condensed consolidated statement of operations for the remaining payments due under the lease as the San Francisco office space lease was cancelled.

        As of September 30, 2020, the Company had operating lease liabilities of approximately $4.6 million and right of use assets of approximately $4.3 million, which are included in the condensed consolidated balance sheets.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 12—Leases (Continued)

        The following table summarizes quantitative information about the Company's NovaPark operating lease and the San Francisco furniture lease (dollars in thousands):

	For the Nine Months Ended September 30,
	2019	2020
Operating cash flows from operating leases	$781	$820
Right-of-use assets exchanged for operating lease liabilities	$5,018	$584
Weighted average remaining lease term—operating leases (in years)	6.8	5.7
Weighted average discount rate—operating leases	11.0%	10.9%

        The following table provides the components of the Company's rent expense (in thousands):

	For the Nine Months Ended September 30,
	2019	2020
Operating leases
Operating lease cost	$762	$906
Variable lease cost	331	413

Operating lease expense	1,093	1,319
Short-term lease rent expense	147	95

Total rent expense	$1,240	$1,414

        As of September 30, 2020, maturities of lease liabilities were as follows (in thousands):

Maturity Dates	Amounts
Three Months Ended December 31, 2020	$270
Year Ended December 31, 2021	1,067
Year Ended December 31, 2022	1,078
Year Ended December 31, 2023	1,088
Year Ended December 31, 2024	1,099
Thereafter	1,615

Total	6,217
Less present value discount	(1,619)

Operating lease liabilities	$4,598

Note 13—Significant Agreements

Subcontractor Agreement

        In September 2019, in connection with a grant to the Company from the U.S. Department of Defense ("DOD"), the Company entered into a subcontractor agreement with The Regents of the

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 13—Significant Agreements (Continued)

University of Michigan ("UM"), to obtain access to the Nephrotic Syndrome Study Network ("NEPTUNE"), to perform a portion of the research related to the DOD grant, for approximately $0.5 million. The amount will be paid as work is performed over the three year agreement period. These costs are reimbursable from the DOD grant. The agreement may be terminated by UM with 90 days' written notice. The Company may terminate the agreement with 30 days' written notice to UM or immediately upon termination or cancellation of the grant from the DOD. For the nine months ended September 30, 2020, the Company recorded $0.1 million of subcontractor costs of grant revenue.

Sinovant

        In August 2018, the Company entered into a collaboration and licensing agreement with Sinovant for the development and commercialization of ANG-3777 in Greater China (China, Hong Kong, Taiwan, and Macau). The agreement includes an upfront payment, milestone payments and royalties. Pursuant to the Sinovant License, if the Company achieves the agreed upon development and commercial milestones, Sinovant is obligated to make payments totaling up to $171 million, and tiered royalties on net sales of ANG-3777 at rates ranging from low-double digit percentages to percentages in the low-twenties. Such royalties are further subject to certain specified reductions and offsets.

Note 14—Commitments and Contingencies

Paycheck Protection Program

        In April 2020, the Company received funds in the amount of $0.9 million pursuant to a loan under the Paycheck Protection Program of the 2020 CARES Act ("PPP") administered by the Small Business Association. The loan has an interest rate of 1.0% and a term of 24 months. No payments are due for the first 16 months, although interest accrues, and monthly payments are due over the next 8 months to retire the loan plus accrued interest. Funds from the loan may only be used for certain purposes, including payroll, benefits, rent and utilities, and a portion of the loan used to pay certain costs may be forgivable, all as provided by the terms of the PPP. The loan is evidenced by a promissory note, which contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. The Company may prepay the loan at any time prior to maturity with no prepayment penalties.

Litigation

        The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Note 15—Related Party Transactions

Ohr Investment

        In a series of investments in November 2013 and July 2017, the Company invested a total of $150,000 to acquire a membership interest in Ohr Cosmetics, LLC ("Ohr"), an affiliated company.

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 15—Related Party Transactions (Continued)

        The Company owns, and the family of the Company's Executive Chairman and Chief Scientific Officer owns approximately 2.4% and 81.3%, respectively, of the membership interests in Ohr. The Executive Chairman's son is the manager of Ohr, who is also an employee of the Company.

        In November 2013, the Company granted Ohr an exclusive worldwide license, with the right to sublicense, under the Company's patent rights covering one of the Company's CYP26 inhibitors, ANG-3522, for treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under the Company's patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay the Company a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. The Company believes that the Ohr License was made on terms no less favorable to the Company than those that the Company could obtain from unaffiliated third parties.

        No revenue from this license agreement was recognized during for the nine months ended September 30, 2019 and 2020.

NovaPark Investment and Lease

        As of September 30, 2020, the Company had a 10% interest in NovaPark. Members of the Company's Executive Chairman's immediate family own a majority of the membership interests of NovaPark. The Company accounts for its aggregate 10% investment in NovaPark under the equity method. The following table provides the activity for the NovaPark investment for the nine months ended September 30, 2020 (in thousands):

For the Nine Months Ended September 30, 2020
Beginning balance	$849
Equity in earnings of equity method investment	56

Ending balance	$905

        The Company rents office and laboratory space in Uniondale, New York from NovaPark under a lease that expires June 20, 2026. For the nine months ended September 30, 2019 and 2020, the Company recorded rent expenses related to the lease of $1.1 million and $1.2 million, respectively, for fixed lease payments and variable expenses related to the lease. See Note 12.

Convertible Notes

        In connection with the issuance of the 2019 Notes, 2020 Notes and the exchange to New 2020 Notes (see Note 7), as of September 30, 2020, Victor Ganzi, Gilbert Omenn and Karen Wilson, directors of the Company, and Raj Vankatesan, brother of the Chief Executive Officer and director of

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 15—Related Party Transactions (Continued)

the Company hold $0.7 million, $0.6 million, $0.2 million and $0.1 million of aggregated principal amounts of convertible notes, respectively, that accrue interest at a rate of 12% interest per annum.

Series C Convertible Preferred Stock

        In connection with the issuance of the 2019 Notes, 2020 Notes and the exchange to New 2020 Notes and Series C convertible preferred stock (see Note 7), as of September 30, 2020, Jay Venkatesan, M.D., the Chief Executive Officer and director of the Company, holds 2,804 shares of Series C convertible preferred stock.

Consultant Fees

        Angion pays consulting fees under an agreement with the wife of the Executive Chairman of the Company for Company management services. For the nine months ended September 30, 2019 and 2020, consultant fees paid to the wife were approximately $0.1 million in each period.

Other

        Dr. Michael Yamin, a former member of the Board of Directors of the Company, is a Scientific Advisor for Pearl Cohen Zedek Latzer Baratz LLP (Pearl Cohen). For each of the nine months ended September 30, 2019 and 2020, the Company paid Pearl Cohen LLP approximately $0.2 million in legal fees.

        The Company also has a consulting agreement with Dr. Yamin pursuant to which he agreed to provide consulting services to the Company in the areas of biomedical research and development. Pursuant to the terms of the consulting agreement, Dr. Yamin, in his capacity as a consultant, received $0.1 million during each of the nine months ended September 30, 2019 and 2020. Dr. Yamin resigned from the Company's Board of Directors on in March 2020. Dr. Yamin's resignation was not due to any disagreement with the Company, the Board or management of the Company.

Note 16—Subsequent Events

(a) License Agreement

        In November 2020, the company entered into a license agreement (the "Vifor License") with Vifor International, Ltd. ("Vifor Pharma"), granting Vifor Pharma global rights (excluding China, Taiwan, Hong Kong and Macau) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of AKI, and congestive heart failure (collectively, the Renal Indications). Pursuant to the Vifor License, the company is entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in up-front cash that was received in November 2020, and a $30 million equity investment, $5 million of which the company received in January 2021 and $25 million of which is expected to be invested in a concurrent private placement with its initial public offering. The company is also eligible to receive post-approval milestones of up to approximately $260 million and sales-related milestones of up to $1.585 billion, providing a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%. Under the Vifor License, the Company is responsible for

ANGION BIOMEDICA CORP.
Notes to Condensed Consolidated Financial Statements (Continued)

Note 16—Subsequent Events (Continued)

executing a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for DGF and CSA-AKI.

        In December 2020, the Company issued Vifor Pharma a convertible promissory note in the aggregate principal amount of $5.0 million. The note bears interest at 2.0% and matures in December 2023. The note converts to shares of common stock at a price of $11.57 per share.

(b) Forward Stock Split

        On January 25, 2021, the board of directors of the Company approved an amendment to the Company's certificate of incorporation to effect a forward stock split ("Forward Split") of shares of the Company's common stock on a one-for 1.55583 basis, which was effected on February 1, 2021. In connection with the Forward Split, the authorized shares were increased to 46,674,809 for common stock, 1,555,827 for the preferred stock, but there was no adjustment to the par value of the common stock and the preferred stock and 62,223 for the Series C convertible preferred stock. All references to common stock, convertible preferred stock, warrants to purchase common stock, stock options, RSAs, RSUs, PSUs, per share amounts and related information contained in the consolidated financial statements have been retroactively adjusted to reflect the effect of the forward stock split for all periods presented. No fractional shares of the Company's common stock were issued in connection with the Forward Split. Any fractional share resulting from the Forward Split was rounded down to the nearest whole share, and any stockholder entitled to fractional shares as a result of the Forward Split will receive a cash payment in lieu of receiving fractional shares.

(c) Equity Incentive Plans

        On January 25, 2021, the Company's board of directors approved the 2021 Equity Incentive Plan ("2021 Plan") which permits the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors, officers and consultants. On January 25, 2021, shares of common stock equal to 11% of the post-IPO capitalization, with annual increases, up to a maximum of 60,000,000 shares of common stock were authorized for issuance under the 2021 Plan.

(d) Employee Stock Purchase Plan

        In January 2021, the board of directors of the Company approved the Employee Stock Purchase Plan (the "ESPP"). The ESPP will become effective on the date immediately prior to the effectiveness of the Company's registration statement on Form S-1 for its proposed IPO. The ESPP provides for the issuance of shares of common stock equal to 1% of the post-IPO capitalization.

5,000,000 Shares

Common Stock

PROSPECTUS

Joint Book-running Managers

Cowen	Stifel

Co-lead Managers

H.C. Wainwright & Co.	Oppenheimer & Co.

February 4, 2021

Until March 1, 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.